03007960

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Schlumberg International Inc

*CURRENT ADDRESS 1300, 510 - 5th St S.W
Calgary, Alberta
T2P 3S2

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 16 2003
THOMSON FINANCIAL

FILE NO. 82- 34712 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: EBS

DATE : 4/9/03

SCHWANBERG INTERNATIONAL INCORPORATED
Box 267, New Denver, B.C., V0G 1S0 - Tel: (250) 358-2851 Fax: (250) 358-2808

1

February 18, 2003

Jessica Thibert
ACS Management Group Inc.
677 – 999 Canada Place
Vancouver, B.C

Dear Jessica Thibert:

Please take this letter as confirmation for ACS Management Group Inc. to act on behalf of Schwanberg International Incorporated to file the documents as per your 12g3-2-Exemption list of documents that you have emailed the Company on February 3, 2003.

I have enclosed most of those documents and the very few will be followed next week. We are expecting the audited financials and the Information Circular pertaining to the AGM on March 21 to be finished next week. You should be receiving it by then together with the other documents. Please note we will be filing a change of address for the company sometime next week. I shall inform you accordingly. For now please use the above address of the company. Our direct telephone line of the Company in Calgary is 403-261-3634 or 403-261-4034.

Yours very truly,

Savi Franz
Director

03 APR -9 AM 7:21

2

CORPORATE ACCESS NUMBER

20578303

Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE OF INCORPORATION

578303 ALBERTA INC.

WAS INCORPORATED IN ALBERTA ON AUGUST 31, 1993

03 APR -9 AM 7:21

Alberta CORPORATE REGISTRY

Registrar of Corporations

FILED
AUG 31 1993
Registrar of Corporations
Calgary Office
Province of Alberta

BUSINESS CORPORATIONS ACT
(Section 6)

Form 1

ALBERTA CONSUMER AND CORPORATE AFFAIRS

ARTICLES OF INCORPORATION

1. Name of Incorporation

578303 ALBERTA INC.

2. The classes and any maximum number of shares that the corporation is authorized to issue.

The Corporation is authorized to issue an unlimited number of First Preferred Shares, an unlimited number of Second Preferred Shares and an unlimited number of Common Shares, each having the rights, privileges, restrictions and conditions set forth in Schedule "A" which is attached hereto and forms part of these Articles of Incorporation.

3. Restrictions if any on share transfers.

The annexed Schedule "B" is incorporated in this form.

4. Number (or minimum and maximum number) of directors.

The annexed Schedule "C" is incorporated in this form.

5. Restrictions if any on business the corporation may carry on.

N/A

6. Other provisions if any.

The annexed Schedule "D" is incorporated in this form.

7. Incorporators. Date: August 27 1993

Name	Address (Include Postal Code)	Signature
CHRISTOPHER G. THOMAS	800, 11012 Macleod Trail, South Calgary, AB T2J 6A5	[signature]

Departmental Use Only
Corporate Access No. Incorporation Date:

ART-INC.F1

SCHEDULE "A"

To the Articles of Incorporation of
578303 ALBERTA INC.

1. The First Preferred Shares as a class shall have attached thereto the following rights, privileges, restrictions and conditions:

(a) Issuance in Series: The First Preferred Shares may be issued from time to time in one or more series and, subject to these articles, the board of directors is authorized to fix, from time to time before issuance, the number of shares in and the designation, rights, privileges, restrictions and conditions attaching to the shares of each series of First Preferred Shares.

(b) Ranking of First Preferred Shares: The First Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, rank on a parity with the First Preferred Shares of every other series and be entitled to preference over the Second Preferred Shares, the Common Shares and the shares of any other class ranking junior to the First Preferred Shares. The First Preferred Shares of any series shall also be entitled to such other preferences, not inconsistent with these provisions, over the Second Preferred Shares, the Common Shares and the shares of any other class ranking junior to the First Preferred Shares or as may be fixed in accordance with subparagraph 1(a).

(c) Approval by Holders of First Preferred Shares: The approval by the holders of the First Preferred Shares with respect to any and all matters referred to herein may, subject to the provisions of the Business Corporations Act (Alberta), be given in writing by the holders of all of the First Preferred Shares for the time being outstanding or by resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at a meeting of the holders of the First Preferred Shares duly called and held for the purpose of considering the subject matter of such resolution and at which meeting holders of not less than a majority of all First Preferred Shares then outstanding are present in person or represented by proxy; provided, however, that if at any such meeting, when

originally held, the holders of at least a majority of all First Preferred Shares then outstanding are not present in person or represented by proxy within 30 minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than 15 days later, and to such time and place, as may be fixed by the chairman of such meeting and at such adjourned meeting the holders of First Preferred Shares present in person or represented by proxy, whether or not they hold a majority of all First Preferred Shares then outstanding, may transact the business for which the meeting was originally called, and a resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the First Preferred Shares hereinbefore mentioned. Notice of any such original meeting of the holders of the First Preferred Shares shall be given not less than 21 days nor more than 50 days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called. No notice of any such adjourned meeting need be given unless such meeting is adjourned by one or more adjournments for an aggregate of 30 days or more from the date of such original meeting, in which latter case notice of the adjourned meeting shall be given in the manner prescribed for the original meeting as aforesaid. The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct thereof shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of the shareholders.

2. The Second Preferred Shares as a class shall have attached thereto the following rights, privileges, restrictions and conditions:

(a) <u>Issuance in Series</u>: The Second Preferred Shares may be issued from time to time in one or more series, and subject to these articles, the board of directors is authorized to fix, from time to time before issuance, the number of shares in and the designation, rights, privileges, restrictions and conditions attaching to the shares of each series of Second Preferred Shares.

(b) <u>Ranking of Second Preferred Shares</u>: The Second Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or

winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, rank on a parity with the Second Preferred Shares of every other series and be entitled to preference over the Common Shares and the shares of any other class ranking junior to the Second Preferred Shares. The Second Preferred Shares of any series shall also be entitled to such other preferences, not inconsistent with these provisions, over the Common Shares and the shares of any other class ranking junior to the Second Preferred Shares as may be fixed in accordance with subparagraph 2(a).

(c) Approval by Holders of Second Preferred Shares: The approval of the holders of the Second Preferred Shares with respect to any and all matters referred to herein may, subject to the provisions of the Business Corporations Act (Alberta), be given in writing by the holders of all of the Second Preferred Shares for the time being outstanding or by resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at a meeting of the holders of the Second Preferred Shares duly called and held for the purpose of considering the subject matter of such resolution and at which meeting holders of not less than a majority of all Second Preferred Shares then outstanding are present in person or represented by proxy; provided, however, that if at any such meeting, when originally held, the holders of at least a majority of all Second Preferred Shares then outstanding are not present in person or represented by proxy within 30 minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than 15 days later, and to such time and place, as may be fixed by the chairman of such meeting and at such adjourned meeting the holders of Second Preferred Shares present in person or represented by proxy, whether or not they hold a majority of all Second Preferred Shares then outstanding, may transact the business for which the meeting was originally called, and a resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the Second Preferred Shares hereinbefore mentioned. Notice of any such original meeting of the holders of the Second Preferred Shares shall be given not less than 21 days nor more than 50 days prior to the date fixed for such meeting and shall specify in general terms the purpose

for which the meeting is called. No notice of any such adjourned meeting need be given unless such meeting is adjourned by one or more adjournments for an aggregate of 30 days or more from the date of such original meeting, in which latter case notice of the adjourned meeting shall be given in the manner prescribed for the original meeting as aforesaid. The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the

conduct thereof shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders.

3. The Common Shares as a class shall have attached thereto the following rights, privileges, restrictions and conditions:

(a) Voting: The holders of the Common Shares without nominal or par value shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and to one vote in respect of each Common Share without nominal or par value held at all such meetings.

(b) Dividends: Subject to the rights of the holders of the First Preferred Shares and Second Preferred Shares and any other class of shares ranking senior to the Common Shares, the holders of the Common Shares without nominal or par value shall be entitled to receive and participate rateably in any dividends declared by the board of directors in the Corporation.

(c) Liquidation, Dissolution or Winding-Up: Subject to the rights of the holders of the First Preferred Shares and Second Preferred Shares and any other class of shares ranking senior to the Common Shares, in the event of the liquidation, dissolution or winding up of the Corporation or other distribution of the assets of the Corporation among its shareholders for the purposes of winding up its affairs, the holders of the Common Shares without nominal or par value shall participate rateably in the distribution of the assets of the Corporation.

SCHEDULE "B"

To the Articles of Incorporation of

578303 ALBERTA INC.

No share in the capital of the Corporation shall be transferred without the express consent of the directors of the Corporation expressed by the votes of a majority of the directors of the Corporation at a meeting of the board of directors or by an instrument or instruments in writing signed by a majority of the directors.

ARTICLE3.F1

SCHEDULE "C"

To the Articles of Incorporation of

578303 ALBERTA INC.

(a) The board of directors shall consist of such number of directors, being a minimum of one (1) director and a maximum of seven (7) directors, as may from time to time be determined by resolution of the board of directors.

(b) Subject to the foregoing, the directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting but the number of additional directors shall not at any time exceed one third (1/3) of the number of directors who held office at the expiration of the last annual meeting.

ARTICLE4.F1

SCHEDULE "D"

To the Articles of Incorporation of

578303 ALBERTA INC.

(a) The number of shareholders of the Corporation, exclusive of persons who are in its employment and exclusive of persons who, having been formerly in the employment of the Corporation, were, while in that employment and have continued after the termination of that employment, to be shareholders of the Corporation, is limited to not more than 50, 2 or more persons who are the joint registered owners of 1 or more shares being counted as one shareholder.

(b) Any invitation to the public to subscribe for securities of the Corporation is prohibited.

(c) (i) The board of directors may from time to time, in such amounts and on such terms as it deems expedient charge, mortgage, hypothecate or pledge all or any of the currently owned or subsequently acquired real or personal, movable or immovable, property of the Corporation, including book debts, rights, powers, franchises and undertaking, to secure any debt obligations or any money borrowed, or other debt or liability of the Corporation;

(ii) The board of directors may from time to time delegate to such one or more of the directors and officers of the Corporation, as may be designated by the board, all or any of the powers conferred on the board above to such extent and in such manner as the board shall determine at the time of each such delegation.

(3)

CORPORATE ACCESS NUMBER

20578303

Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE
OF
AMENDMENT

03 APR -9 AM 7:21

KINGFISHER CAPITAL CORPORATION

AMENDED ITS ARTICLES ON NOVEMBER 19, 1993.

Alberta
CORPORATE REGISTRY

Registrar of Corporations

BUSINESS CORPORATIONS ACT
(SECTION 27 OR 171)

FORM

Alberta CONSUMER AND CORPORATE AFFAIRS

ARTICLES OF AMENDMENT

1. NAME OF CORPORATION:	2. CORPORATE ACCESS NUMBER:
578303 ALBERTA INC.	20578303

FILED
NOV 19 1993
Registrar of Corporations
Province of Alberta

3. ~~ITEM NO. ______ OF THE ARTICLES OF THE ABOVE NAMED CORPORATION ARE AMENDED IN ACCORDANCE WITH~~

~~SECTION ______ OF THE BUSINESS CORPORATIONS ACT.~~

Article 1 of the Articles of Incorporation is amended pursuant to Section 167(1)(a) of the Business Corporations Act (Alberta) such that the corporation change its name to:

KINGFISHER CAPITAL CORPORATION

61798 15529

Pursuant to section 167(1)(l) of the Act, Article 3 of the Articles of Incorporation be repealed and the words "No restriction" be substituted in its place.

Pursuant to section 167(1)(k) of the Act, Article 4 of the Articles of Incorporation be changed from "a minimum of one director and maximum of seven" to "a minimum of three directors and a maximum of twelve".

Pursuant to section 167(1)(m) of the Act, Article 6 of the Articles of Incorporation be repealed and the following substituted in its place:

"None"

DATE	SIGNATURE	TITLE
November 1/93	BURKHARD FRANZ	President

FOR DEPARTMENTAL USE ONLY	FILED

CORPORATE ACCESS NUMBER

20578303

Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE
OF
AMENDMENT

KINGFISHER CAPITAL CORPORATION
CHANGED ITS NAME TO **SCHWANBERG INTERNATIONAL INCORPORATED** ON JANUARY 24, 1994.

Alberta
CORPORATE REGISTRY

Registrar of Corporations

BUSINESS CORPORATIONS ACT
(SECTION 27 OR 171)

FORM 4

Alberta CONSUMER AND CORPORATE AFFAIRS

FILED
JAN 24 1994
Registrar of Corporations
Province of Alberta

ARTICLES OF AMENDMENT

1. NAME OF CORPORATION:

KINGFISHER CAPITAL CORPORATION

2. CORPORATE ACCESS NUMBER:

20578303

3. THE ARTICLES OF THE ABOVE NAMED CORPORATION ARE AMENDED IN ACCORDANCE WITH SECTION 167(1)(a) OF THE BUSINESS CORPORATIONS ACT, SUCH THAT THE CORPORATION CHANGE ITS NAME TO:

SCHWANBERG INTERNATIONAL INCORPORATED

DATE	SIGNATURE	TITLE
January 22, 1994	BURKHARD FRANZ	President

FOR DEPARTMENTAL USE ONLY

FILED

kingfish\name-chg.art

CORPORATE ACCESS NUMBER

20578303

BUSINESS CORPORATIONS ACT

CERTIFICATE OF AMENDMENT

SCHWANBERG INTERNATIONAL INCORPORATED

AMENDED ITS ARTICLES ON FEBRUARY 2, 1995.

MUNICIPAL AFFAIRS

GOVERNMENT OF ALBERTA

Registrar of Corporations

BUSINESS CORPORATIONS ACT
(SECTION 27 OR 171)

FORM 4

Alberta Consumer and Corporate Affairs

ARTICLES OF AMENDMENT

1. NAME OF CORPORATION	2. CORPORATE ACCESS #
SCHWANBERG INTERNATIONAL INCORPORATED	20578303

3. ITEM NO 1 OF THE ARTICLES OF THE ABOVE NAMED CORPORATION ARE AMENDED IN ACCORDANCE WITH SECTION **167(1)(a)** OF THE BUSINESS CORPORATIONS ACT,

such that the Articles of Incorporation be amended so that the rights, privileges, restrictions and conditions attached to Corporation's common shares be changed to remove the redemption provision attached to the Corporation's common shares. The provisions attached to the Corporation's common shares in the form attached as Schedule "A"

6. DATE	SIGNATURE	TITLE
November 30, 1994	Savitri Ramjattan	Director
FOR DEPARTMENT USE ONLY		FILED

FILED B
FEB 2 1995
Registrar of Corporations

3. The Common Shares as a class shall have attached thereto the following rights, privileges, restrictions and conditions:

(a) Voting: The holders of the Common Shares without nominal or par value shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and to one vote in respect of each Common Share without nominal or par value held at all such meetings.

(b) Dividends: Subject to the rights of the holders of the First Preferred Shares and Second Preferred Shares and any other class of shares ranking senior to the Common Shares, the holders of the Common Shares without nominal or par value shall be entitled to receive and participate rateably in any dividends declared by the board of directors in the Corporation.

(c) Liquidation, Dissolution or Winding-Up: Subject to the rights of the holders of the First Preferred Shares and Second Preferred Shares and any other class of shares ranking senior to the Common Shares, in the event of the liquidation, dissolution or winding up of the Corporation or other distribution of the assets of the Corporation among its shareholders for the purposes of winding up its affairs, the holders of the Common Shares without nominal or par value shall participate rateably in the distribution of the assets of the Corporation.

03 APR -9 AM 7:21

(4)

A by-law relating generally to
the transaction of the business
and affairs of

578303 ALBERTA INC.

(the "Corporation")

DIRECTORS

1. <u>Calling of and Notice of Meetings</u> - Meetings of the board shall be held at such time and on such day as the chairman of the board, president or a vice-president, if any, or any two directors may determine. Written notice of meetings of the board shall be given to each director not less than forty-eight hours before the time when the meeting is to be held at the address most recently provided to the Corporation by the respective Directors. Each newly elected board may without notice hold its first meeting for the purposes of organization and the election and appointment of officers immediately following the meeting of shareholders at which such board was elected, provided a quorum of directors be present.

2. <u>Votes to Govern</u> - At all meetings of the board every question shall be decided by a majority of the votes cast on the question; and in case of an equality of votes the chairman of the meeting shall not be entitled to a second or casting vote.

3. <u>Quorum</u> - A majority of directors shall constitute a quorum for the transaction of business at any meeting of directors.

4. <u>Interest of Directors and Officers Generally in Contracts</u> - No director or officer shall be disqualified by his office from contracting with the Corporation nor shall any contract or arrangement entered into by or on behalf of the Corporation with any director of officer or in which any director or officer is in any way interested be liable to be voided nor shall any director of officer so contracting or being so interested by liable to account to the Corporation for any profit realized by any such contract or arrangement by reason of such director or officer holding that office or of the fiduciary relationship thereby established; provided that the director or officer shall have complied with the provisions of the Business Corporations Act.

MEETINGS BY TELEPHONE

5. **Directors and Shareholders** - A director may participate in a meeting of the board or of a committee of the board and a shareholder may participate in a meeting of shareholders by means of telephone or other communication facilities that permit all persons participating in any such meeting to hear each other.

SHAREHOLDERS' MEETINGS

6. **Quorum** - One shareholder or duly appointed proxyholder personally present shall constitute a quorum for a meeting of shareholders for the choice of a chairman and adjournment of the meeting. For all other purposes the quorum of a meeting of the shareholders shall be the shareholders or duly appointed proxyholders personally present not being less than one in number, and holding or representing by proxy, not less than five percent of the issued shares of the Corporation of the class or classes respectively enjoying voting rights at such meeting. Notwithstanding the foregoing, if the articles of the Corporation provide for a different quorum in respect of a meeting of shareholders of any class or series of shares, such provisions in the articles shall be incorporated into this bylaw and shall be deemed to govern the quorum requirements in respect of any such meeting.

INDEMNIFICATION

7. **Indemnification of Directors and Officers** - The Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives to the extent permitted by the Business Corporations Act.

8. **Indemnity of Others** - Except as otherwise required by the Business Corporations Act and subject to paragraph 6, the Corporation may from time to time indemnify and save harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or

investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was an employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, agent of or participant in another corporation, partnership, joint venture, trust or other enterprise, against expenses (including legal fees), judgments, fines and any amount actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted honestly and in good faith with a view to the best interests of the Corporation, and with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction, shall not, or in itself, create a presumption that the person did not act honestly and in good faith with a view to the best interests of the Corporation, and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had no reasonable grounds for believing that his conduct was not lawful.

9. Right of Indemnity Not Exclusive - The provisions for indemnification contained in the by-laws of the Corporation shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

10. No Liability of Directors or Officers for Certain Acts, etc. - To the extent permitted by law, no director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation with whom or which any moneys, securities or effects shall be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution

of the duties of his respective office or trust or in relation thereto unless the same shall happen by or through his failure to act honestly and in good faith with a view to the best interests of the Corporation and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. If any director or officer of the Corporation shall be employed by or shall perform services for the Corporation, the fact of his being a director or officer of the Corporation shall not disentitle such director or officer or such firm or company, as the case may be, from receiving proper remuneration for such services.

BANKING ARRANGEMENTS, CONTRACTS, ETC.

11. **Banking Arrangements** - The banking business of the Corporation, or any part thereof, shall be transacted with such banks, trust companies or other financial institutions as the board may designate, appoint or authorize from time to time by resolution and all such banking business, or any part thereof, shall be transacted on the Corporation's behalf by such one or more officers and/or other persons as the board may designate, direct or authorize from time to time by resolution and to the extent therein provided.

12. **Execution of Instruments** - Contracts, documents or instruments in writing requiring execution by the Corporation may be signed by any two officers or directors, and all contracts, documents or instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The board of directors is authorized from time to time by resolution to appoint any officer or officers or any other person or persons on behalf of the Corporation to sign and deliver either contracts, documents or instruments in writing generally or to sign either manually or by facsimile signature and deliver specific contracts, documents or instruments in writing. The term "contracts, documents or instruments in writing" as used in this by-law shall include share certificates, warrants, bonds, debentures or other securities or security instruments of the Corporation, deeds, mortgages, charges, conveyances, transfers and assignments of property and all kinds including specifically but without limitation transfers and assignments of shares, warrants, bonds, debentures or other securities and all paper writings.

13. **Voting Rights in Other Bodies Corporate** - The signing officers of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any

securities held by the Corporation. Such instruments shall be in favour of such persons as may be determined by the officers executing or arranging for the same. In addition, the board may from time to time direct the manner in which and the persons by whom any particular voting rights or class of voting rights may or shall be exercised.

MADE the 1st day of November, 1993.

Burkhard Franz, President

Albert Fierlbeck, Secretary

lg:KINGFISHER:K_BY-LAW.1

578303 **ALBERTA INC.**

The undersigned, being all of the directors of 578303 Alberta Inc. (the "Corporation"), hereby sign, pursuant to section 112 of the Business Corporations Act, the following resolution:

BY-LAW NO. 1

RESOLVED that the directors of the Corporation make By-Law No. 1, a copy of which is attached hereto, a by-law of the Corporation.

DATED the 1st day of November, 1993.

BURKHARD FRANZ

SAVITRI RAMJATTAN

BRIJ AGGARWAL

The undersigned, being all of the shareholders of the Corporation, sign, pursuant to section 136 of the Business Corporations Act, the following resolution:

BY-LAW NO. 1

RESOLVED that By-Law No. 1, a copy of which is attached to this resolution, is confirmed.

DATED the 1st day of November, 1993.

BURKHARD FRANZ

SAVITRI RAMJATTAN

BRIJ AGGARWAL

ALBERT FIERLBECK

lg:KINGDISK:K_BYLAWS.RES

03 APR -9 AM 7:21

(5)

SCHWANBERG INTERNATIONAL INCORPORATED

We, the undersigned, being all of the directors of Schwanberg International Incorporated (the "Corporation"), pass the following resolutions pursuant to section 112 of the Business Corporations Act (Alberta).

APPROVAL OF ESCROW AGREEMENT

IT IS RESOLVED THAT:

1. The Corporation approve the Escrow Agreement among Schwanberg International Incorporated, Montreal Trust Company of Canada and the Security Holders of the Issuer, a copy of which is attached to these resolutions as Schedule "A".

2. Any two directors or officers of the Corporation are authorized to sign the Escrow Agreement on behalf of the Corporation, subject to such amendments as may be made by such signing officers in their discretion, and the execution of the Escrow Agreement by such signing officers to be conclusive evidence of their approval of any changes.

APPROVAL OF AGENCY AGREEMENT

IT IS RESOLVED THAT:

1. The Corporation approve the Agency Agreement among Schwanberg International Incorporated and Montreal Trust Company of Canada, a copy of which is attached to these resolutions as Schedule "B".

2. Any two directors or officers of the Corporation are authorized to sign the Agency Agreement on behalf of the Corporation, subject to such amendments as may be made by such signing officers in their discretion, and the execution of the Agency Agreement by such signing officers to be conclusive evidence of their approval of any changes.

FORM OF COMMON SHARE CERTIFICATE

IT IS RESOLVED THAT the form of Common Share certificate which is annexed to these resolutions and marked as Schedule "C" is approved and adopted as the form of certificate for the Common Shares in the capital of the Corporation. The President and Secretary of the Corporation is authorized to sign the share certificates on behalf of the Corporation.

RESERVATION OF SHARES

IT IS RESOLVED that:

1. The Corporation set aside and reserve for issuance as directed by McDermid St. Lawrence Chisholm Ltd. (the "Agent") pursuant to the terms of the Agency Agreement 2,000,000 Common Shares in the capital of the Corporation, and 200,000 Common Shares issuable pursuant to the Option to be granted to the Agent pursuant to the Agency Agreement (the "Option").

2. Subject to receipt by the Corporation from the Agent of payment in full of the purchase price of the 200,000 Common Shares as provided in the Agency Agreement, the 200,000 Common Shares be issued in accordance with the terms of the Agency Agreement as fully paid and non-assessable shares in the capital of the Corporation, and a share certificate or certificates be issued in the name of McDermid St. Lawrence Chisholm Ltd. or to its order.

3. Subject to the exercise by the Agent of its option to purchase up to 200,000 Common Shares in accordance with the terms of the Option and the Agency Agreement and the receipt by the Corporation of payment in full for the purchase price of the 200,000 Common Shares or any part thereof as provided in the Option, the 200,000 Common Shares, or the applicable part thereof, be issued as fully paid and non-assessable shares in the capital of the Corporation and a share certificate or certificates be issued in the name of the Agent.

DATED the 1 day of February 1995.

BRUCE COTTINGHAM	RALPH ENGLUND
BRIJ AGGARWAL	GARY WHITE

dmb:259\schwanberg\dir-res.sha

SCHEDLE "A"

ESCROW AGREEMENT

THIS AGREEMENT made February 1, 1995.

AMONG:

SCHWANBERG INTERNATIONAL INCORPORATED, a corporation incorporated under the laws of the Province of Alberta

("the Issuer")

- and -

THE MONTREAL TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada and duly authorized to carry on business in the Province of Alberta

(the "Trustee")

- and -

SECURITY HOLDERS OF THE ISSUER WHOSE NAMES ARE SET OUT IN SCHEDULE "A"

("the Security Holders")

WHEREAS the Issuer proposes to offer to the public 2,000,000 of its Common Shares under a junior capital pool prospectus filed with the Alberta Securities Commission (the "Prospectus");

AND WHEREAS in furtherance of complying with the requirements of the *Securities Act* (Alberta) (the "Act"), Alberta Securities Commission Policy 4.11, and Alberta Stock Exchange Circular No. 7, the Security Holders are desirous of depositing in escrow certain securities in the Issuer owned or to be received by them;

AND WHEREAS the Trustee has agreed to undertake and perform its duties according to the terms and conditions hereof;

AND WHEREAS the Security Holders have acquired shares for cash in the Issuer, as more particularly described in Schedule "A" attached to and forming a part of this Agreement;

NOW THEREFORE this Agreement witnesses that in consideration of the sum of one dollar ($1) paid by the parties to each other, receipt of this sum being hereby acknowledged by each of the parties, the Security Holders jointly and severally covenant and agree with the Issuer and with the Trustee and the Issuer and the Trustee covenant and agree each with the other and with the Security Holders jointly and severally as follows:

1. Where used in this Agreement, or in any amendment or supplement hereto, unless the context otherwise requires, the following words and phrases shall have the meaning ascribed to them below:

(a) "Major Transaction" shall include any material transaction in accordance with the by-laws of The Alberta Stock Exchange, and a transaction whereby:

(i) the Issuer issues more than 25 percent of the number of its previously outstanding securities to acquire assets (other than cash) or securities of another issuer,

(ii) the Issuer enters into an arrangement, amalgamation, merger or reorganization with another issuer with Significant Assets other than cash, whereby the ratio of securities which are distributed to the two sets of security holders results in the security holders of the other issuer acquiring control of the resulting entity,

(iii) the Issuer acquires Significant Assets, or

(iv) the Issuer issues more than 25 percent of the number of its previously outstanding securities for cash (a "Private Placement");

(b) "Significant Assets" means assets (other than cash) or securities of another issuer whereby the listed company meets the minimum listing requirements under Circular No. 1 upon completion of the acquisition.

2. Each of the Security Holders hereby places and deposits in escrow with the Trustee those of his securities in the Issuer which are represented by the certificates described in Schedule "A" attached to this Agreement and the Trustee hereby acknowledges receipt of those certificates. The Security Holders agree to deliver promptly to the Trustee any replacement securities or certificates, if and when issued or allotted, for deposit in escrow.

3. Each Security Holder undertakes and agrees to deposit in escrow with the Trustee any securities of the Issuer which he may:

(a) beneficially own, directly or indirectly, at the time of the offering under the Prospectus,

(b) acquire pursuant to the offering under the Prospectus, or

(c) acquire upon the exercise of options, prior to completion of a Major Transaction.

Each Security Holder that is a Control Person (as that term is defined in Alberta Securities Commission Policy 4.11) further undertakes and agrees to deposit in escrow any securities of the Issuer acquired by him in the secondary market prior to the Major Transaction. Each Security Holder undertakes and agrees to deliver to the Trustee the certificates representing such shares for deposit in escrow pursuant to the terms of this Agreement.

4. The parties hereby agree that the securities and the beneficial ownership of or any interest in them and the certificates representing them (including any replacement securities or certificates) shall not be sold, assigned, hypothecated, alienated, released from escrow, transferred within escrow, or otherwise in any manner dealt with, without the written consent of the Chief of Securities Administration of the Alberta Securities Commission Agency (the "Chief") given to the Trustee or except as may be required by reason of the

death or bankruptcy of any Security Holder, in which cases the Trustee shall hold the said certificates subject to this Agreement for whatever person or company shall be legally entitled to become the registered owner thereof and shall provide to the Chief written notice of the new registered owner, but the securities shall remain in escrow, subject to this Agreement.

5. The Security Holders direct the Trustee to retain their respective securities and the certificates (including any replacement securities or certificates) representing them and not to do or cause anything to be done to release them from escrow or to allow any transfer, hypothecation or alienation thereof without the written consent of the Chief. The Trustee accepts the responsibilities placed on it by this Agreement and agrees to perform them in accordance with the terms of this Agreement and the written consents, orders or directions of the Chief.

6. Notwithstanding paragraphs 4 and 5 hereof, where written consent of the Chief has been obtained for release of one-third of the escrowed securities upon the first anniversary of the completion of the Major Transaction, the Chief may also consent to release of the remaining securities deposited in escrow with the Trustee pursuant to this Agreement by one-third of the original number of escrowed securities on each of the second and third anniversaries of the completion of the Major Transaction.

7. If, during the period in which any of the securities are retained in escrow pursuant hereto, any dividend is received by the Trustee in respect of the escrowed securities, any such dividend shall be promptly paid or transferred to the respective Security Holders entitled hereto.

8. All voting rights attached to the escrowed securities shall at all times be exercised by the respective registered owners thereof.

9. The Security Holders and the Issuer jointly and severally agree to release and indemnify the Trustee from and against all claims, suits, demands, costs, damages and expenses which may occur by reason of the Trustee's compliance in good faith with the terms of this Agreement.

10. The Issuer hereby acknowledges the terms and conditions of this Agreement and agrees to take all reasonable steps to facilitate its performance and to pay the Trustee's proper charges for its services as trustee of the escrow.

11. If the Trustee should wish to resign, it shall give at least three months' notice to the Issuer which may, with the written consent of the Chief, by writing appoint another Trustee in its place and such appointment shall be binding on the Security Holders and the new Trustee shall assume and be bound by the obligations of the Trustee hereunder.

12. The written consent of the Chief as to a release from escrow of all or part of the escrowed securities shall terminate this Agreement only in respect to those securities so released. For greater certainty this paragraph does not apply to securities transferred within escrow.

13. This Agreement may be executed in several parts in the same form and the parts as so executed shall together form one original agreement, and the parts if more than one shall be read together and construed as if all the signing parties hereto had executed one copy of this Agreement.

14. Wherever the singular or masculine are used throughout this Agreement, the same shall be construed as being the plural or feminine or neuter where the context so requires.

15. This Agreement may be amended upon agreement of the Security Holders, the Trustee and the Issuer and upon the written consent having been obtained from the Chief.

16. This Agreement shall enure to the benefit of and be binding on the parties to this Agreement and each of their heirs, executors, administrators, successors and assigns.

17. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

SCHWANBERG INTERNATIONAL INCORPORATED

Per: ______________________
BRUCE COTTINGHAM

Per: ______________________
SAVITIR RAMJATTAN

THE MONTREAL TRUST COMPANY OF CANADA

Per: ______________________

Per: ______________________

____
WITNESS

____
BRUCE COTTINGHAM

____
WITNESS

____
SAVITIR RAMJATTAN

____
WITNESS

____
BRIJ AGGARWAL

____
WITNESS

____
GARY WHITE

Schedule "A" to the Escrow Agreement
Dated February 1, 1995.

Name of Security Holders	Type of Securities	Number of Securities Escrowed
Bruce Cottingham	Common Shares	350,000
Savitri Ramjattan	Common Shares	250,000
Brij Aggarwal	Common Shares	800,000
Gary White	Common Shares	100,000

SCHEDULE "B"

MONTREAL TRUST

STOCK AND BOND TRANSFER SERVICES

FOR THE ____COMMON____ SHARES OF THE COMPANY (the "Shares").

The Register of Holders and Register of Transfer to be kept by Montreal Trust at its principal office in the City of __Calgary__ and Registers of Transfers to be kept at its principal offices in the cities of ________, ________, ________, and ________.

This Agreement made as of the __1st__ day of __February__, 1995, in the City of __Calgary__, Province of __Alberta__, Canada, and effective as at ________ 199__.

BETWEEN : SCHWANBERG INTERNATIONAL INCORPORATED

a company duly incorporated under the laws of __Alberta__, having its registered office in the City of __Calgary__.

(herein called the "Company")

OF THE FIRST PART

AND :

MONTREAL TRUST COMPANY, and/or
MONTREAL TRUST COMPANY OF CANADA, hereinafter called "Montreal Trust",
a trust company incorporated under the laws of __Canada__, having an office in the City of __Calgary__.

OF THE SECOND PART

WHEREAS :

Now therefore this agreement witnesses that in consideration of the mutual premises and agreements contained herein, the parties hereto covenant and agree as follows :

1. TRANSFER AGENCY AND REGISTRARSHIP

The Company hereby appoints Montreal Trust as transfer agent and registrar for the Company in the aforementioned office(s) of its aforementioned Shares, and Montreal Trust hereby accepts such appointment upon the terms and conditions herein contained.

2. DIVIDEND DISBURSING AGENT

The Company hereby appoints Montreal Trust as agent to disburse dividends to the shareholders of the Company, which may from time to time be declared by the Board of Directors of the Company on the Shares and Montreal Trust hereby accepts such appointment upon the terms and conditions herein contained.

Montreal Trust shall disburse to the shareholders of the Company all dividends which may be declared by the Board of Directors of the Company on the Shares upon receiving a certified copy of a resolution of the Board of Directors of the Company declaring such dividends as well as funds in an amount sufficient for the payment of such dividends at least one business day before each dividend disbursement date.

3. REGISTERS OF HOLDERS AND OF TRANSFERS

Montreal Trust shall keep the Company's Register of Holders and Register(s) of Transfers (collectively the "Registers") and, share certificates and, subject to any particular instructions as may from time to time be given to it by or under the authority of the Board of Directors of the Company, Montreal Trust shall:

(a) make such entries from time to time in the registers as may be necessary in order that the accounts of each shareholder of the Company be properly and accurately kept and transfers of Shares properly recorded; and

(b) countersign and issue Share certificates to the shareholders entitled thereto representing the Shares held by or transferred to them respectively.

(c) record the particulars of all transfers of Shares upon the register of transfers or branch register(s) of transfer.

(d) furnish to the Company, but at the Company's expense, at all times such statements, lists, entries, information and material concerning transfers and other matters prepared by it as transfer agent and registrar of the Company including all reasonable documents, papers, information and material as it may have and as the Company may require.

4. SIGNATORIES

The company hereby undertakes to deliver any appointment of signatories which may be required from time to time by Montreal Trust.

The Company shall lodge with Montreal Trust certified specimens of the signatures of the Directors and/or Officers of the Company authorized to sign share certificates and other documents.

The Company undertakes to provide Montreal Trust with all possible assistance in identifying the signatures of shareholders so that Montreal Trust may be in a position to guard against illegal transfers.

Montreal Trust may act upon any signature, certificate or other document believed by it to be genuine and to have been signed by the proper person or persons or refuse to transfer a share certificate if it is not satisfied as to the propriety of the requested transfer and in so doing Montreal Trust shall be held harmless by the Company from all liability and expense if it acted in good faith.

5. LEGAL ADVICE

Montreal Trust is hereby authorized, at its discretion and at the expense of the Company, to refer all documents or requests relating to any transfers to the Company's legal department and at its discretion to either the Company's solicitors or to the solicitors for Montreal Trust for direction and advice and Montreal Trust, in so doing, shall be held harmless from any liability for any action taken by it in accordance with such instructions or advice. Montreal Trust may, however, pass on any documents which appear to it to be in order, and in such cases shall be held harmless by the Company from any liability and expense if it acted in good faith.

6. LIMIT OF LIABILITY

The transfer of any Shares in respect of a share certificate presented to Montreal Trust may be refused by it until such time as it is satisfied that such share certificate is valid, that the endorsement thereon is genuine and that the transfer requested is properly and legally authorized. Montreal Trust shall not incur any liability in refusing in good faith to effect any transfer which in its judgement is improper or unauthorized.

Montreal Trust shall be fully protected and held harmless by the Company in all cases where Montreal Trust has acted in accordance with the Company's instructions.

The Company agrees to idemnify Montreal Trust and hold it harmless from any liability which may arise out of acts performed or omitted in accordance with the provisions of this Agreement as the same may be amended, modified or supplemented from time to time, also in accordance with the provisions of this Agreement, except for any liability arising out of the negligence, willful default, misconduct or bad faith.

7. DOCUMENTS

The Company agrees that it will promptly furnish to Montreal Trust from time to time :

(a) copies of all articles, any amendments thereto, any Memoranda of Association and all relevant By-laws or Articles of Association.

(b) copies of all resolutions of the Board of Directors of the Company allotting or providing for t issue of Shares and

(c) copies of all relevant documents and proceedings relating to increases and reductions in the Company's capital, the reorganization of or change in its capital or the bankruptcy or winding-up of the Company or the surrender of its charter.

8. CUSTODY

All share certificates surrendered to Montreal Trust for cancellation shall be held by it for a period of ten years. Montreal Trust shall not be required to hold such share certificates after the expiry of such period and the Company agrees to instruct Montreal Trust from time to time as to the disposal to be made of them.

9. ASSIGNMENT

This agreement may be assigned by Montreal Trust without notice to another transfer agent and registrar if the latter is either a related party of Montreal Trust or a successor in title to Montreal Trust.

10. NOTICES

Any notice or notification to be given by one part to this Agreement to the other party to this Agreement shall be in writing and shall be delivered to the following address :

If it to the Corporation.

604 Bellevue St.
P.O. Box 68
New Denver, B.C.
V0G 1S0

and to the following address if to the Montreal Trust :

Attention : Manager, Stock and Bond Transfer Department

411 - 8th Avenue S.W.
Calgary, Alberta
T2P 1E7

11. FEES AND EXPENSES

The Company shall pay Montreal Trust for the above-mentioned services in accordance with the existing tariff of fees, which tariff is subject to revision from time to time during the term of this Agreement and shall reimburse Montreal Trust for all costs and expenses, including legal fees, if applicable, incurred for the carrying out of its duties hereunder. The current rates are shown on the accompanying Schedule "A".

12. TERMINATION

Montreal Trust shall deliver over to the Company the said books and shareholders records and any documents and papers connected therewith or with the business of the Company transacted hereunder, upon the termination of the Transfer Agency and Registrarship Agreement and after full execution by the Company of all its obligations in accordance with the terms and conditions of the said Agreement, including the payment of all fees owed.

A receipt signed by the President or Vice-President or Secretary of the Company shall be a valid discharge to Montreal Trust.

In the event the Company defaults in its payment obligations to Montreal Trust in accordance with the fees set out in Schedule "A", as amended from time to time, within forty-five (45) days following the end of each month, Montreal Trust shall have the right to immediately terminate the Transfer Agency and Registrarship Agreement, subject to Montreal Trust's rights and recourses under this agreement.

Montreal Trust shall be entitled in addition to the above remedies to any other rights and recourses it may have against the Company.

This Agreement may be terminated by either the Company or Montreal Trust upon three months' notice, in writing, being given to the other.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the date and at the place first above written.

SCHWANBERG INTERNATIONAL INCORPORATED

Authorized Signature

Authorized Signature

MONTREAL TRUST COMPANY OF CANADA

per : ______________________
Authorized Signature

and per : ______________________
Authorized Signature

Certified true copy.
this 20th day of April, 2001

Carol Gordon

CAROL GORDON
115 Slocan Ave.
New Denver, B.C. V0G 1S0
A Commissioner for taking oaths and
Affidavits in the Province of B.C.

ASSIGNMENT OF AGENCIES AGREEMENT

THIS AGREEMENT made as of the 26th day of January, 2001

BETWEEN:

Schwanberg International Incorporated
a company incorporated under the laws of Alberta
(hereinafter called the "Company")

PARTY OF THE FIRST PART

AND:

MONTREAL TRUST COMPANY OF CANADA,
a trust company existing under the laws of Canada
(hereinafter called "Montreal Trust")

PARTY OF THE SECOND PART

AND:

COMPUTERSHARE TRUST COMPANY OF CANADA
a trust company existing under the laws of Canada
with an office in the City of Calgary in the Province of Alberta
(hereinafter called "Computershare")

PARTY OF THE THIRD PART

WHEREAS Montreal Trust is currently under contract to act as the Company's duly appointed Transfer Agent and Registrar, and provides various ancillary services to the Company in connection therewith;

AND WHEREAS Montreal Trust may currently be under contract to provide certain additional agency and administrative services to the Company, under agreements or arrangements entered into through its former Stock Transfer operations;

AND WHEREAS the aforementioned agencies and services (hereinafter called "the Agencies") are provided principally under the agreement(s) set forth on Schedule "A" hereto (the "Contracts");

AND WHEREAS Computershare and Montreal Trust represent that Computershare acquired the Stock Transfer business of Montreal Trust pursuant to an Asset Purchase Agreement dated as of June 30, 2000;

AND WHEREAS both the Company and Montreal Trust are desirous of having the rights, powers, duties and obligations of the Agencies transferred and assigned to, and assumed by,

Computershare, and Computershare is desirous of accepting same, all with effect from the close of business on March 16, 2001, (hereinafter, the "Transfer Date");

AND WHEREAS to give effect to the foregoing, Montreal Trust desires to transfer and assign, and to formally resign from, the Agencies; and the Company is prepared to accept such resignations and to appoint Computershare as the successor to the Agencies under the terms of the applicable Contracts, all with effect upon the Transfer Date;

NOW, THEREFORE, THIS AGREEMENT WITNESSES that in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties hereto, the parties covenant and agree as follows:

1. Montreal Trust hereby transfers and assigns to Computershare all of its rights, powers, duties and obligations under the Agencies and the Contracts, and immediately thereafter resigns therefrom, all with effect upon the Transfer Date.

2. The Company hereby consents to such transfers and assignments from Montreal Trust to Computershare, accepts such resignations, waiving any periods of notice that may be set forth in the Contracts, and appoints Computershare as its Transfer Agent and Registrar and as its agent and/or administrator under the other Agencies, if any, all with effect upon the Transfer Date. The Company further releases Montreal Trust from any duties and liabilities that may arise pursuant to Computershare's administration of the Agencies, from and after the Transfer Date.

3. Computershare hereby accepts such appointments, transfers and assignments, effective upon the Transfer Date and upon such terms as are set forth in the Contracts, and agrees to perform all of the obligations of Montreal Trust under the Agencies and the Contracts which are required to be performed from and after the Transfer Date.

4. Montreal Trust shall transfer and deliver to Computershare, and Computershare shall accept, any and all records, documents, property, monies and other holdings as may be held by Montreal Trust in connection with the Agencies. Such transfers, deliveries and acceptances shall be made as soon as practicable upon, after, or in anticipation of, the Transfer Date as may be agreed between such parties.

5. Each party hereto agrees to execute and deliver all such documents and instruments and to do such other acts as may be necessary or advisable to give effect to the assignments, transfers, and deliveries referred to herein.

6. For greater certainty, the parties acknowledge and agree that any Agencies currently performed by Montreal Trust, or in its name by Computershare, which are ancillary to and/or related to those set forth in the Contracts but which may not be expressly provided for in the Contracts, are intended to be transferred to Computershare along with the Agencies expressly created by the Contracts, and they shall transfer to Computershare upon the Transfer Date.

7. Notwithstanding any other provision hereof, to the extent that any of the Contracts expressly require the consent of any third party or parties, the parties hereto agree that the transfer and assignments of such Contract(s) shall not be effective until such consent(s) are provided.

8. The parties hereto acknowledge that Computershare, having been continued as a federal trust company on January 9, 2001, expects to obtain all registrations, licenses and approvals required for it to carry on its business in all jurisdictions in Canada (the "required approvals") on or before the Transfer Date. If, however, the receipt of the required approvals has not occurred by the Transfer Date, then notwithstanding any other provision of this Agreement, Computershare may elect by written notice to the other parties hereto that all resignations, releases, appointments, transfers and assignments contemplated hereunder shall not occur on the Transfer Date but shall occur on such later date as Computershare shall determine and communicate to the other parties, provided that if Computershare's determination and communication of such later date have not occurred by December 31, 2001, this Agreement shall be null and void in its entirety. This Agreement shall enure to the benefit of and be binding upon the parties hereto and their successors and permitted assigns.

9. This Agreement shall be governed by the laws of the Province of Alberta and the laws of Canada applicable therein.

In witness whereof this agreement has been duly executed by the parties hereto as of the date first above written.

Schwanberg International Incorporated

Per: ____________________

Per: President

MONTREAL TRUST COMPANY OF CANADA

Per: ____________________

Per: ____________________

COMPUTERSHARE TRUST COMPANY OF CANADA

Per: ____________________

Per: ____________________

SCHEDULE "A"
to Assignment of Agencies Agreement between
Schwanberg International Incorporated
Montreal Trust Company of Canada and
Computershare Trust Company of Canada

Title of Agreement	Date of Agreement
Transfer Agency and Registrar	01/02/1995

6

Alberta

In reply please refer to File: ***B/17216***

SECURITIES COMMISSION

B-2 no. 10482

THE SECURITIES ACT

Receipt for the Filing
of a Prospectus

03 APR -9 AM 7:21

Dated:	September 19, 1995
On behalf of:	**Schwanberg International Incorporated**
Type of Issuer:	Industrial
Application No.:	95/02/1934
Receipt No.:	8970C
Document No.:	1370398

DATED AT THE CITY OF EDMONTON, IN THE PROVINCE OF ALBERTA, this 20th day of September, 1995.

Note: Your attention is directed to the Provisions of Section 97 of the Securities Act.

/im

Alberta Securities Commission

Per: [signature]
Acting Deputy Director, Securities Analysis

Original

Alberta
SECURITIES COMMISSION

21st Floor, 10025 Jasper Avenue
Edmonton, Alberta, Canada T5J 3Z5
403/427-5201 Telecopier 403/422-0777

4th Floor, Alberta Stock Exchange Tower
300 - 5th Avenue S.W.
Calgary, Alberta, Canada T2P 3C4
403/297-6454 Telecopier 403/297-6156

Reply to: Edmonton

September 26, 1995

File No.: B/17216

McLeod & Company
Southcentre Executive Tower
#800, 11012 Macleod Trail S.
Calgary, Alberta T2J 6A5

Attention: A. Neil Hutton

Dear Sirs:

Re: Schwanberg International Incorporated

Enclosed is the original B-2 certificate "Receipt for the filing of a Prospectus" issued to the above named issuer under the provisions of the Alberta Securities Act.

If you have any questions, please do not hesitate to contact the writer.

Yours truly,

Agnes Lau

Agnes Lau, C.A.
Acting Deputy Director, Securities Analysis

AL/im

Enclosure

PROSPECTUS DATED SEPTEMBER 19, 1995

This prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities commission or similar authority in Canada has in any way passed on the merits of the securities offered hereunder and any representation to the contrary is an offence.

NEW ISSUE

SCHWANBERG INTERNATIONAL INCORPORATED

(a junior capital pool corporation)

2,000,000 COMMON SHARES
(without nominal or par value)

PRICE: $0.10 PER COMMON SHARE

The purpose of this issue is to provide **SCHWANBERG INTERNATIONAL INCORPORATED** (the "Corporation") with a minimum of funds with which to identify and evaluate businesses or assets with a view to their acquisition. See "Business of the Corporation" and "Use of Proceeds".

Pursuant to the Agency Agreement, McDermid St. Lawrence Chisholm Ltd. (the "Agent") will be granted an option to acquire up to 200,000 Common Shares of the Corporation at $0.10 per share expiring 18 months from the date the Corporation's shares are listed on The Alberta Stock Exchange. The Agent's option is qualified under this prospectus for distribution. Stock Options will also be issued to Directors and Officers to acquire 350,000 Common Shares at $0.10 per share for a 5 year term. The Directors' and Officers' Stock Options are qualified under this prospectus for distribution.

This issue is not underwritten and is subject to the receipt by the Corporation of a minimum subscription. See "Plan of Distribution".

	Common Shares	Price to the Public	Agent's Commission[1]	Net Proceeds to the Corporation[2]
Per Common Share	1	$0.10	$0.01	$0.09
Total Offering	2,000,000	$200,000	$20,000	$180,000

Notes: (1) In addition, the Agent will be granted a non-transferable option to purchase 200,000 Common Shares at a price of $0.10 per share which expires 18 months from the date the Corporation's shares are listed on The Alberta Stock Exchange. The Corporation will reimburse the Agent for its direct out-of-pocket expenses set at $7,000 and the Agent's legal fees estimated to be $4,000. See "Plan of Distribution".

(2) Before deducting the costs of this issue (which include the Agent's expenses and legal fees, the Corporation's expenses and legal fees, and listing and regulatory fees) estimated at $29,000 excluding the Agent's commission.

THESE SHARES ARE HIGHLY SPECULATIVE.

The Corporation will not acquire businesses or assets located outside Canada prior to completion of its Major Transaction. See "Business of the Corporation - Criteria for Acquisitions". The Corporation has neither a history of earnings nor has it paid any dividends and it is unlikely to generate earnings or pay dividends in the immediate or foreseeable future.

The Alberta Stock Exchange has conditionally approved the listing of the Common Shares. Listing is subject to the Corporation's fulfilling all requirements of The Alberta Stock Exchange on or before the expiration of 90 days from the date of this prospectus, including distribution of the common shares to a minimum number of public shareholders. Other than the initial distribution of the securities pursuant to this prospectus, trading in all securities of the Corporation shall not be permitted during the period between the date the receipt was issued by the Alberta Securities Commission for the preliminary prospectus on January 13, 1995, and the time the Common Shares are posted for trading on The Alberta Stock Exchange.

The Alberta Stock Exchange may suspend from trading or delist the Common Shares of the Corporation where the Corporation has failed to complete a Major Transaction within 18 months of the date of listing, or where the Corporation has failed to acquire and develop operating assets acceptable to The Alberta Stock Exchange by that date.

The proposed business of the Corporation involves a high degree of risk and there is no assurance that the Corporation will identify businesses or assets in Canada which warrant investment or acquisition and, if any are identified and the acquisition of an interest therein is warranted, the Corporation may not be able to finance the acquisition and additional funds may be required to meet such obligations. Where the acquisition is financed by the issuance of shares from treasury, control of the Corporation may change and shareholders may suffer additional dilution to their investments. The Corporation will be in competition with others with greater resources. **As a result of these factors, this offering is suitable only to investors who are prepared to risk the loss of their investment and to rely primarily on the expertise of the Corporation's promoters, directors and officers for any possible return on their investment.** See "Business of the Corporation", "Directors and Officers", "Use of Proceeds", "Conflicts of Interest", and "Speculative Nature of the Securities".

Purchasers of the Common Shares offered by this prospectus will suffer an immediate dilution of $0.0214 or 21.43 percent if this offering is completed. Dilution has been computed on the basis of total gross proceeds to be raised under this prospectus and from sales of Common Shares prior to filing the preliminary prospectus without deduction of selling expenses and related expenses of this issue. See "Dilution".

THERE IS NO ESTABLISHED MARKET THROUGH WHICH THE COMMON SHARES OFFERED BY THIS PROSPECTUS MAY BE SOLD AND PURCHASERS MAY NOT BE ABLE TO DISPOSE OF THEM ON A TIMELY BASIS. The price of this offering has been determined arbitrarily by the directors of the Corporation. The maximum purchase by any single shareholder purchasing under this offering is limited to two percent of the total offering (40,000 shares).

This offering is not underwritten and is subject to a minimum subscription of 2,000,000 Common Shares for total gross proceeds of $200,000. If the subscription is not raised within 90 days of the issuance of a receipt for the filing of a final prospectus or such other time as may be authorized by the Executive Director of the Alberta Securities Commission and agreed to by the Agent, all subscription monies will be returned to subscribers without interest or deductions. McDermid St. Lawrence Chisholm Ltd. offers, as agent on behalf of the Corporation, 2,000,000 Common Shares without nominal or par value at $0.10 per Common Share, on a best efforts basis. See "Plan of Distribution".

The Common Shares are offered subject to prior sale, if, as and when, issued and in accordance with the conditions referred to under "Plan of Distribution" and subject to the approval of McLeod & Company, Barristers & Solicitors, Calgary, Alberta, on behalf of the Corporation and by Burstall Ward, Barristers &

Solicitors, Calgary, Alberta, on behalf of McDermid St. Lawrence Chisholm Ltd. of such legal matters for which approval has been specifically sought. Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that share certificates for the Common Shares evidencing the securities in definitive form will be available for delivery on the closing date which is expected to be on or before November 30,1995.

McDERMID ST. LAWRENCE CHISHOLM LTD.
2600, 700 - 9th Avenue S.W.
Calgary, Alberta
T2P 3V4

Telephone (403) 221-0333

TABLE OF CONTENTS

	Page
PROSPECTUS SUMMARY	1
THE CORPORATION	2
BUSINESS OF THE CORPORATION	2
History and Operations of the Corporation	2
Process of Identification of Acquisitions	2
Method of Financing Acquisitions	2
Criteria For Acquisitions	3
USE OF PROCEEDS	4
Proceeds to the Corporation	4
Use of Proceeds	4
PLAN OF DISTRIBUTION	5
DESCRIPTION OF SHARE CAPITAL	6
Common Shares	6
First Preferred Shares as a Class	6
Second Preferred Shares as a Class	7
CAPITALIZATION	7
PRIOR SALES	8
PRINCIPAL SHAREHOLDERS	8
DIRECTORS AND OFFICERS	9
MANAGEMENT	10
EXECUTIVE COMPENSATION	11
STOCK OPTIONS	11
DIVIDEND POLICY	12
DILUTION	12
ESCROWED SECURITIES	12
PROMOTERS	13
MATERIAL CONTRACTS	14
CONFLICTS OF INTEREST	14
SPECULATIVE NATURE OF THE SECURITIES	14
AUDITORS, TRANSFER AGENT AND REGISTRAR	15
AUDITORS' REPORT	16

FINANCIAL STATEMENTS 17
NOTES TO FINANCIAL STATEMENTS 19
PURCHASER'S STATUTORY RIGHTS 21
CERTIFICATES 22

PROSPECTUS SUMMARY

The information in this summary is qualified in its entirety by the more detailed information appearing elsewhere in this prospectus.

OFFERING:

A total of 2,000,000 Common Shares offered at $0.10 per Common Share. In addition, the Corporation will grant an option to the Agent to purchase up to 200,000 Common Shares at a price of $0.10 per share, which option is qualified under this prospectus. See "Plan of Distribution". Stock options will be granted to directors and officers of the Corporation to purchase an aggregate of 350,000 Common Shares, which options are qualified under this prospectus. See "Stock Options".

CORPORATION:

The purpose of this issue is to provide the Corporation with a minimum of funds with which to identify and evaluate businesses or assets with a view to the potential acquisition of an interest in such business or assets. As yet, the Corporation has not carried on any business.

USE OF PROCEEDS:

The net proceeds of this offering will be used to provide the Corporation with a minimum of funds with which to identify and evaluate businesses or assets in Canada. The Corporation may not have sufficient funds to secure such acquisitions once identified and evaluated and additional funds may be required. See "Use of Proceeds", "Business of the Corporation - Method of Financing Acquisitions" and "Speculative Nature of the Securities".

DIRECTORS:

Bruce Cottingham	-	President, Treasurer and Director
Gary White	-	Director
Ralph Englund	-	Director
Brij Aggarwal	-	Secretary and Director

DIVIDEND POLICY:

It is not contemplated that any dividends will be paid on the Common Shares in the immediate or foreseeable future. See "Dividend Policy".

SPECULATIVE ASPECTS:

Investment in these Common Shares must be regarded as highly speculative due to the nature of the Corporation's business and its present stage of development. Investment in these Common Shares is suitable only to those investors who are willing to rely on the management of the Corporation and are able to risk the entire loss of their investment. See "Business of the Corporation", "Speculative Nature of the Securities", "Dilution" and "Conflicts of Interest".

THE CORPORATION

SCHWANBERG INTERNATIONAL INCORPORATED was incorporated as 578303 Alberta Inc. by Certificate of Incorporation issued pursuant to the provisions of the Business Corporations Act (Alberta) on August 31, 1993. The name of the Corporation was changed to Kingfisher Capital Corporation by Certificate of Amendment dated November 19, 1993. The name of the Corporation was subsequently changed to Schwanberg International Incorporated by Certificate of Amendment dated January 24, 1994.

The head office is located at 604 Bellevue Street, P.O. Box 68 New Denver British Columbia, V0G 1S0 and the registered and records office of the Corporation is located at Suite 800, 11012 Macleod Trail South, Calgary, Alberta, T2J 6A5.

BUSINESS OF THE CORPORATION

History and Operations of the Corporation

The Corporation has not conducted operations other than to enter into discussions for the purpose of identifying potential acquisitions of interests in commercially viable businesses or assets.

The Corporation proposes initially to identify businesses or assets that have profit potential and, once identified, to pursue discussions with a view to the acquisition of interests therein. The Corporation proposes to use either cash, bank financing, issuance of treasury shares or public financings of debt and/or equity, or a combination of these, to finance such acquisitions. An acquisition financed by the issue of treasury shares could result in a change in the control of the Corporation and may cause the shareholders' interest in the Corporation to be reduced.

Process of Identification of Acquisitions

The Corporation proposes to identify acquisitions of businesses or assets through discussions with contacts in various industries. Once a prospective acquisition target has been identified and evaluated, the Corporation will proceed to negotiate the terms upon which the Corporation may acquire an interest in the business or assets.

Method of Financing Acquisitions

Once the terms of the acquisition of an interest in a business or asset has been finalized and approved, the Corporation will effect the acquisition by using either cash, bank financing, the issuance of treasury shares through private placements or public offering, or a combination of these methods. If such acquisition is effected through the issuance of Common Shares from treasury it may result in further dilution to those acquiring Common Shares under this prospectus and may result in a change in the control of the Corporation.

Criteria For Acquisitions

All potential acquisitions will initially be screened by management of the Corporation so as to evaluate the business plan of each corporation or business, which evaluation will include an analysis of the assets, the line of services or products offered, the extent of the competition in the market place, the market potential of the product line or services, the market plan, existing and remaining management, production plans, financial plans and cash-flow projections and capital requirements. Similar criteria will be employed in the evaluation of other assets. No acquisition of businesses or assets outside Canada will be made by the Corporation prior to completion of its Major Transaction, other than a Private Placement, which does not qualify as a Major Transaction.

On completion of management's analysis, management will proceed to negotiate appropriate acquisition terms with those prospective corporations, businesses or the owners of other assets and thereafter will present the proposal to the board of directors for its consideration and approval.

The board of directors, in considering whether to approve the terms of the proposed acquisition, will be guided by the following criteria:

a. the projected rate of return on the proposed investment having regard to the risk of loss;

b. the prospects for growth, having regard to existing or potential market share;

c. the skill of the management team, either as it exists or as it may be modified as a consequence of the acquisition; and

d. basic financial considerations such as the ratio of debt to equity of the target business, the overall cost of the acquisition, and the prospects of obtaining the debt or equity financing necessary to effect the acquisition.

The Corporation undertakes that if it should engage in any transaction involving the purchase or sale of assets between the Corporation and its promoter, directors, officers, other insiders or associates or affiliates of these persons or companies, all such transactions shall be at fair market value as determined by a current report prepared by an independent qualified consultant.

Any Major Transaction that the Corporation enters into shall be submitted to its shareholders for their approval in accordance with the Alberta Securities Commission Policy 4.11 (the "Policy"). Pursuant to the Policy, the Major Transaction must be approved by a majority vote of the Corporation's shareholders, other than promoters, officers, directors, other insiders of the Corporation and associates or affiliates thereof and Related Parties, as defined in the Policy, to the other parties to the Major Transaction. The Policy defines "Related Parties" in relation to a corporation as its promoters, officers, directors, other insiders and associates or affiliates of those persons or companies. For the purposes of the Policy, the term Major Transaction includes a transaction whereby:

a. the Corporation issues more than 25 percent of its issued and outstanding securities prior to the completion of the Major Transaction to acquire assets (other than cash) or securities of another issuer;

b. the Corporation enters into an arrangement, amalgamation, merger or reorganization with another issuer whereby the ratio of securities which are distributed to the two sets of security holders results in the security holders of the other issuer acquiring control of the entity arising from the transaction;

c. the Corporation acquires significant assets (other than cash) or a business in any way other than as set out above; or

d. the Corporation issues more than 25 percent of its issued and outstanding securities prior to the completion of the Major Transaction for cash (a "Private Placement").

Notwithstanding the definitions of a Major Transaction, The Alberta Stock Exchange may not approve a Major Transaction when the Corporation fails to meet the minimum listing requirements of The Alberta Stock Exchange upon completion of the transaction.

Prior to the completion of a Major Transaction or the issuance of any securities of the Corporation pursuant to the Major Transaction, the Corporation shall be required to comply with the by-laws and policies of The Alberta Stock Exchange, Policy 4.11 of the Alberta Securities Commission the provisions of the Securities Act (Alberta) (the "Act") and the regulations made pursuant to the Act (the "Regulations"), and submit for review to The Alberta Stock Exchange an Information Circular which must comply with the Regulations and which shall contain a certificate to the effect that the Information Circular constitutes full, true and plain disclosure of all material facts relating to particular matters to be acted upon by security holders, and submit the same to its security holders to approve the transaction, which must be approved by a majority of the votes cast by security holders who vote at the security holders' meeting, other than Related Parties to the Corporation and Related Parties to the other parties to the Major Transaction. In the event that the Major Transaction involves the acquisition of an asset or assets, the Corporation will submit with the Information Circular, for review by The Alberta Stock Exchange or its experts, a current independent engineering report, feasibility study or appraisal relating to the asset or assets. These provisions of the Policy will cease to apply after the Corporation has completed a Major Transaction other than a Private Placement.

USE OF PROCEEDS

The gross proceeds to be received by the Corporation from the sale of the Common Shares offered by this prospectus will be $200,000. The gross proceeds received by the Corporation from the sale of Common Shares prior to the date of this prospectus was $75,000. From the total gross proceeds will be deducted the costs of this issue (which include the Agent's expenses and legal fees, the Corporation's expenses and legal fees, and listing and regulatory fees) and the Agent's commission estimated, in total, to be $49,000.

The following table indicates the estimated uses to which the Corporation will put the funds which it will receive from prior sales of securities and from this offering:

Proceeds to the Corporation	**Amount**
From the offering	$200,000
From prior sales	75,000
Total	**$275,000**

Use of Proceeds	Amount
Estimated costs of identifying and evaluating corporations, businesses and assets(2)(3)	$193,000
Estimated administrative and overhead expenses	33,000
Estimated listing and regulatory fees	4,000
Costs of this issue (including Agent's commission)	45,000
Total	**$275,000**

Note: (1) In the event the Agent exercises the Agent's Option, there will be available to the corporation a maximum of an additional $20,000 which will be added to the working capital of the corporation. See "Plan of Distribution".

(2) In the event that the corporation completes an approved Major Transaction prior to spending the entire $193,000 on identification and evaluation, the Corporation may use the remaining funds to finance or partially finance the acquisition of or participation in such corporation, business or asset, or for other purposes.

(3) The $193,000 shall not be used for agent's fees or commissions; officer or director salaries or other forms of compensation; legal and audit expenses, listing fees and other costs of the issue of securities; or administrative and general expenses of the issuer.

Until required for the Corporation's purposes, all proceeds will only be invested in securities of, or those guaranteed by, the Government of Canada or any province of Canada, in certificates of deposit or interest-bearing accounts of Canadian chartered banks, trust companies, or the Province of Alberta Treasury Branches.

The proceeds from the sale of Common Shares, after deducting the costs and expenses of this issue, will be sufficient to identify only a limited number of businesses or assets and, if so identified, the Corporation may not be able to finance the acquisition unless it obtains additional funds. See "Business of the Corporation - Method of Financing Acquisitions" and "Speculative Nature of the Securities".

PLAN OF DISTRIBUTION

Pursuant to an Agency Agreement dated July 26, 1995 among the Corporation, McDermid St. Lawrence Chisholm Ltd. and the Montreal Trust Company of Canada (the "Agency Agreement") the Corporation has appointed McDermid St. Lawrence Chisholm Ltd. ("McDermid" or the "Agent") as its agent to offer for sale to the public 2,000,000 Common Shares of the Corporation as provided in this prospectus, at a price of $0.10 per Common Share, subject to the terms and conditions in the Agency Agreement. McDermid will receive a commission of 10 percent of the aggregate gross proceeds from the sale of the Common Shares and will be reimbursed for direct out-of-pocket expenses set at $7,000.00 plus its legal fees estimated to be $4,000.00. The Corporation has also agreed to grant to McDermid a non-transferable option to purchase 200,000 Common Shares at a price of $0.10 per share which expires 18 months from the date the shares of the Corporation are listed on The Alberta Stock Exchange. The option is qualified under this prospectus. McDermid intends to sell to the public and Common Shares received by it upon the exercise of this option. Not more than 50 percent of the shares received on the exercise of this option may be sold prior to the completion of a Major Transaction by the Corporation. The remaining 50 percent may be sold after completion of a Major Transaction by the Corporation. McDermid has agreed to use its best efforts to

secure subscriptions for the Common Shares offered hereunder on behalf of the Corporation and may make co-brokerage arrangements with other investment dealers at no additional cost to the Corporation. The obligations of the Agent under the Agency Agreement may be terminated at its discretion on the basis of its assessment of the state of financial markets and may also be terminated on the occurrence of certain stated events.

All funds received from subscriptions for Common Shares will be held by the Montreal Trust Company of Canada in trust pursuant to the Agency Agreement. If subscriptions have not been raised for the purchase of 2,000,000 Common Shares prior to ninety (90) days from the date of issuance of the receipt for the final prospectus or such other date as may be permitted by the Executive Director of the Alberta Securities Commission and agreed to by the Agent, all funds will be returned to the subscribers without interest or deduction.

DESCRIPTION OF SHARE CAPITAL

The Corporation is authorized to issue an unlimited number of Common Shares without nominal or par value, of which 1,500,000 Common Shares are issued and outstanding as fully paid and non-assessable as at the date of this prospectus. Pursuant to the public offering of 2,000,000 Common Shares under this prospectus, 350,000 Common Shares are reserved under the Corporation's stock option plan, and 200,000 Common Shares are reserved for the Agent's option. The Corporation is also authorized to issue an unlimited number of First Preferred Shares, and an unlimited number of Second Preferred Shares, without nominal or par value. To date, no First Preferred Shares and no Second Preferred Shares have been issued. See "Stock Options" and "Plan of Distribution".

Common Shares

The holders of the Corporation's Common Shares are entitled to dividends as and when declared by the board of directors of the Corporation, to one vote per share at meetings of shareholders of the Corporation and, upon liquidation, to receive such assets of the Corporation as are distributable to the holders of the Common Shares. All of the Common Shares to be outstanding on completion of this offering will be fully paid and non-assessable.

First Preferred Shares as a Class

Issuable in Series

The First Preferred Shares may be issued from time to time in one or more series, each series consisting of a number of First Preferred Shares as determined by the board of directors of the Corporation who may also fix the designations, rights, privileges, restrictions and conditions attaching to the shares of each series of First Preferred Shares. There are no First Preferred Shares issued and outstanding.

Priority

The First Preferred Shares of each series shall, with respect to payment of dividends and distributions of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, rank on a parity with the First Preferred Shares of every other series and

shall be entitled to preference over the Second Preferred Shares, the Common Shares and the shares of any other class ranking junior to the First Preferred Shares.

Second Preferred Shares as a Class

Issuable in Series

The Second Preferred Shares may be issued from time to time in one or more series, each series consisting of a number of Second Preferred Shares as determined by the board of directors of the Corporation who may also fix the designations, rights, privileges, restrictions and conditions attaching to the shares of each series of Second Preferred Shares. There are no Second Preferred Shares issued and outstanding.

Priority

The Second Preferred Shares of each series shall, with respect to payment of dividends and distributions of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, rank subsequent to the First Preferred Shares and on a parity with the Second Preferred Shares of every other series and shall be entitled to preference over the Common Shares and the shares of any other class ranking junior to the Second Preferred Shares.

CAPITALIZATION

Authorized Capital	Outstanding as at December 1, 1994	Outstanding as at August 1, 1995	Outstanding after Giving Effect to This Issue
Unlimited Common Shares	1,500,000 ($75,000)	1,500,000 ($75,000)	3,500,000 ($275,000)
Unlimited First Preferred Shares Issuable in Series	Nil	Nil	Nil
Unlimited Second Preferred Shares Issuable in Series	Nil	Nil	Nil

Notes: (1) Pursuant to the public offering of 2,000,000 Common Shares under this prospectus, the Corporation has reserved for issuance an aggregate of 350,000 Common Shares for its stock option plan. The Corporation will grant options for a total of 350,000 Common Shares to directors and officers of the Corporation. See "Stock Options". The Corporation will grant to the Agent an option to purchase 200,000 Common Shares at a price of $0.10 per share expiring 18 months from the date the Corporation's shares are listed on The Alberta Stock Exchange. Both the Agent's Option and the stock options to be granted to directors and officers are qualified under this prospectus.

(2) The deficit and contributed surplus of the Corporation as at February 28, 1995 is $12,766. The Corporation has no long-term debt.

(3) The share capital as described above was determined without the costs of this issue (including the Agent's commission) which are estimated to be $49,000.

PRIOR SALES

Since the date of incorporation of the Corporation, 1,500,000 Common Shares have been issued as follows:

Date	Number of Shares	Issue Price Per Share	Aggregate Issue Price	Consideration Received
December 1, 1994	1,500,000[1]	$0.05	$75,000	Cash

Notes: (1) Subject to an Escrow Agreement. See "Escrowed Securities"

PRINCIPAL SHAREHOLDERS

The following table lists those persons who own all of the issued and outstanding Common Shares of the Corporation as at the date of this prospectus:

Name and Municipality of Residence	Type of Ownership	Number of Shares	Percentage of Shares Owned Before Offering	Percentage of Shares Owned After Offering[2]
Bruce Cottingham New Denver, B.C.	Beneficial and of Record	350,000[1]	23.33%	10.00%
Ralph Englund South Surrey, B.C.	Beneficial and of Record	250,000[1]	16.67%	7.14%
Brij Aggarwal Coquitlam, B.C.	Beneficial and of Record	800,000[1]	53.33%	22.86%
Gary White New Denver, B.C.	Beneficial and of Record	100,000[1]	6.67%	2.86%
TOTAL		**1,500,000**	**100.0%**	**42.86%**

Notes: (1) Subject to an escrow agreement - See "Escrowed Securities"
(2) Assuming no further subscriptions by seed shareholders

The following table indicates each class of voting securities of the Corporation and the percentage of such voting securities beneficially owned, directly or indirectly, by all directors and senior officers of the Corporation, as a group prior to the public offering:

Designation of Voting Securities	Percentage of Voting Securities Held by Directors and Senior Officers as a Group
Common Shares	100%

DIRECTORS AND OFFICERS

The following are the names and municipalities of residence of the directors and officers of the Corporation, their positions and offices with the Corporation and their principal occupations during the last five years.

Name and Municipality of Residence	Office	Principal Occupation
Bruce Cottingham[(1)] New Denver, B.C.	President, Treasurer and Director	Independent Business Consultant with Bruce E. Cottingham & Associates since 1983, which offers research, advisory and training services.
Ralph Englund [(1)] South Surrey, B.C.	Director	President of R. Englund & Associates Geophysical Consultants since 1992. President of Norlund Geological Consultants Ltd. since 1988. Director of Franz Capital Corporation, a publicly traded company listed on the ASE, since 1993.
Brij Aggarwal Coquitlam, B.C.	Secretary and Director	Technical Specialist at Canadian Standards Association since 1983. Prior to that, Mr. Aggarwal held senior managerial posts at AEL Microtel Ltd. for several years.
Gary White[(1)] New Denver, B.C.	Director	Branch Manager of Kootenay Savings Credit Union since 1993. Assistant Branch Manager with National Trust from 1989 - 1993. Retail Lending Manager with Household Finance Corporation from 1986 to 1989.

Notes: (1) Members of the Audit Committee.

The Corporation does not have any officers or directors who will be devoting their full time to the business of the Corporation. Bruce Cottingham will devote approximately 50 percent of his time to the Corporation, Gary White and Ralph Englund will devote approximately 10 percent of their time to the Corporation, and Brij Aggarwal will devote his time and expertise as required by the Corporation.

MANAGEMENT

The following is a brief description of key management of the Corporation:

BRUCE COTTINGHAM, B. Comm, B.Ed
President, Treasurer and Director

Mr. Cottingham has been a principal consultant of Bruce E. Cottingham & Associates providing research, advisory and training services to business, community organizations, First Nations and government. Mr. Cottingham specializes in feasibility assessment, strategic planning, organizational development, policy analysis and applied research.

RALPH ENGLUND
Director

Mr. Englund has been self employed as President of R. Englund & Associates Geophysical Consultants since 1992. From 1988 to 1991 Mr. Englund acted as President of Norlund Geological Consultants Ltd. Mr. Englund is presently a director of Franz Capital Corporation, a public company whose shares trade on The Alberta Stock Exchange, and has been since 1993. From 1983 up to the present, Mr. Englund has served as a director of 5 publicly traded companies on both The Alberta Stock Exchange and the Vancouver Stock Exchange. Mr. Englund is presently a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia.

BRIJ AGGARWAL, M.Sc, P.Eng
Secretary and Director

Mr. Aggarwal is currently employed by Canadian Standards Association as a Technical Specialist and has been since 1983. Mr. Aggarwal has held senior managerial posts at AEL Microtel Ltd. in Winnipeg for several years and also at other Canadian companies. He is a member of the Association of Professional Engineers of Manitoba and of the Institute of Electrical and Electronics Engineers.

GARY WHITE
Director

Mr. White has over seven years of financial and institutional lending experience with Household Finance Corporation, National Trust and Kootenay Savings Credit Union. He has also served in management capacities with these companies.

EXECUTIVE COMPENSATION

No remuneration has been paid to any director or officer of the Corporation to the date of this prospectus. No remuneration, except stock options, is to be paid to directors in their capacity as directors, officers, employees or consultants of the Corporation until the Corporation has successfully completed its Major Transaction. It is not intended that the directors or officers receive any remuneration in their capacities as such throughout the current fiscal year of the Corporation. Officers of the Corporation may receive remuneration following the completion of a Major Transaction depending upon the nature of the acquisition and the services to be performed by such officers in connection with the Major Transaction.

STOCK OPTIONS

Pursuant to a resolution of the board of directors of the Corporation dated as of December 1, 1994, the Corporation established a Stock Option Plan (the "Plan") for its subsidiaries, directors, officers, and key employees and consultants. Options granted pursuant to the Plan are not to exceed a term of five years, and are granted at an option price and on other terms which directors determine is necessary to achieve the goal of the Plan and in accordance with regulatory policies. The option price may be at a discount to market price, which discount will not, in any event, exceed that permitted by any stock exchange on which the Corporation's shares are listed for trading. A copy of the Plan is available for inspection at the office of McLeod & Company, Barristers and Solicitors, 800, 11012 Macleod Trail, South, Calgary, Alberta T2J 6A5.

The number of Common Shares allocated to the Plan, the exercise period for the options (not to exceed five years) and the vesting provisions for the options will be determined by the board of directors from time to time. The aggregate number of shares reserved for issuance under the Plan, together with any other employee stock option plans, options for services and employee stock purchase plans, will not exceed 10 percent of the issued and outstanding shares. In addition, the aggregate number of shares so reserved for issuance to any one person shall not exceed five percent of the issued and outstanding shares.

The options exercised by a participant are not included in the calculation of Common Shares allocated to or within the Plan. Should a participant cease to be eligible due to the loss of corporate office (being that of an officer or director) or employment, the option shall terminate not later than 90 days after the loss of such corporate office. Loss of eligibility for consultants is regulated by specific rules imposed by the directors when the option is granted to consultants. The Plan also provides that estates of deceased participants can exercise their options for a period not exceeding 180 days following death.

Options will be granted by the Corporation, immediately after the final receipt for this prospectus is issued, to directors of the Corporation as follows:

Name	Number of Common Shares Under Option	Exercise Price Per Common Share	Term
Bruce Cottingham	50,000	$0.10	5 years
Ralph Englund	100,000	$0.10	5 years
Brij Aggarwal	175,000	$0.10	5 years
Gary White	25,000	$0.10	5 years
TOTAL	**350,000**		

The options to be granted to the directors are qualified under and distributed pursuant to this prospectus.

All shares acquired pursuant to the exercise of stock options prior to the completion of a Major Transaction must be deposited in escrow and may be released in accordance with the Alberta Securities Commission Policy 4.11. See "Escrowed Securities".

DIVIDEND POLICY

No dividends have been paid on any shares of the Corporation since the date of its incorporation and it is not contemplated that any dividends will be paid in the immediate or foreseeable future.

DILUTION

Purchasers of the Common Shares under this prospectus at $0.10 per Common Share will suffer an immediate **dilution of 21.43 percent or $0.0214 per Common Share** on the basis of there being 3,500,000 Common Shares of the Corporation issued and outstanding following completion of this offering. Dilution has been computed on the basis of total gross proceeds to be raised hereunder and from sales of securities prior to filing the preliminary prospectus, without deduction of commissions or related expenses incurred by the Corporation.

ESCROWED SECURITIES

The following table sets out, as at the date of this prospectus, the number of securities of the Corporation held in escrow:

Designation of Class	Number of Securities Held in Escrow	Percentage of Class
Common Shares	1,500,000	100%

All of the Common Shares of the Corporation issued as at December 1, 1994, will be deposited with the Montreal Trust Company of Canada pursuant to an Escrow Agreement dated as of February 1, 1995 (the "Escrow Agreement"). In addition, all shares of the Corporation beneficially owned, directly or indirectly, at the date of this prospectus, acquired under this prospectus or pursuant to the exercise of options prior to completing a Major Transaction by Related Parties will be held pursuant to the Escrow Agreement. In addition, all shares of the Corporation acquired in the secondary market prior to the completion of a Major Transaction by any Control Person (as defined below) shall also be held in escrow.

Upon the Corporation completing a Major Transaction (other than a Private Placement), the escrowed securities shall be released upon the written consent of the Executive Director of the Alberta Securities Commission (the "Executive Director") as to one-third thereof on the first anniversary of the completion of the Major Transaction. At the time of consent for the first release, the Executive Director may also consent to the second and third anniversary releases. If a Major Transaction (other than a Private Placement) is not completed, the escrowed securities shall not be released.

Securities acquired by Related Parties in a Major Transaction other than pursuant to a Private Placement shall be held in escrow and shall be released, together with the previously escrowed securities, as to one-third thereof on each of the first, second and third anniversaries of the completion of the Major Transaction. Securities issued in a Major Transaction which are acquired in a Private Placement by a Control Person, as defined below, (determined after giving effect to the Private Placement) shall be held in escrow and shall be released as to one-third of the escrowed securities on each of the first, second and third anniversaries of the completion of the Major Transaction.

For the purposes of the Policy, "Control Person" means any person or company that holds or is one of a combination of persons or companies that holds:

a. a sufficient number of securities of an issuer so as to affect materially the control of that issuer, or

b. more than 20 percent of the outstanding voting securities of an issuer except where there is evidence showing that the holding of those securities does not affect materially the control of the issuer.

Where securities issued pursuant to a Major Transaction are issued in exchange for unproven mining properties or other assets of uncertain value, those securities shall be held in escrow and shall be released as to one-third thereof on each of the first, second and third anniversaries of the Major Transaction (other than a Private Placement) provided that the written approval of The Alberta Stock Exchange is obtained prior to any such release.

PROMOTERS

Bruce Cottingham, Ralph Englund, Gary White and Brij Aggarwal may be considered to be the promoters of the Corporation in that they took the initiative in founding and organizing the Corporation. See also "Prior Sales", "Principal Shareholders" and "Stock Options".

MATERIAL CONTRACTS

The Corporation has not entered into any contracts, material to subscribers for Common Shares, within the two years prior to the date hereof except:

1. An Agency Agreement dated July 26, 1995, among the Corporation, McDermid St. Lawrence Chisholm Ltd., and the Montreal Trust Company of Canada. See "Plan of Distribution".

2. An Escrow Agreement dated February 1, 1995, among the Corporation, Montreal Trust Company of Canada, and Security Holders of the Corporation. See "Escrowed Securities".

3. Transfer Agency and Registrar Agreement between the Corporation and The Montreal Trust Company of Canada, dated February 1, 1995.

4. Stock Option Plan established December 1, 1994.

Copies of the agreements in 1, 2, 3 and 4 above, will be available for inspection at the office of McLeod & Company, Barristers and Solicitors, Suite 800, 11012 Macleod Trail S., Calgary, Alberta T2J 6A5 or at the office of the Alberta Securities Commission, 21st Floor, 10025 Jasper Avenue, Edmonton, Alberta during ordinary business hours while the securities offered by this prospectus are in the course of distribution and for a period of thirty days thereafter.

CONFLICTS OF INTEREST

There are potential conflicts of interest to which some of the directors and officers of the Corporation will be subject in connection with the operations of the Corporation. Some of the directors and officers are engaged in and will continue to be engaged in the search for corporations, businesses or assets which may be in competition with the search by the Corporation for such corporations, businesses or assets and accordingly situations may arise where some of the directors and officers will be in direct competition with the Corporation. Conflicts, if any, will be subject to the procedures and remedies as provided under the Business Corporations Act (Alberta).

As indicated under the heading "Directors and Officers" and "Management", Bruce Cottingham, Ralph Englund, Brij Aggarwal, and Gary White are officers, directors or employees of other corporations or entities which will make varying demands on their time and effort from time to time. The directors and officers of the Corporation intend to devote as much of their time and effort to the on-going management of the affairs of the Corporation as it may require.

SPECULATIVE NATURE OF THE SECURITIES

There is no established market for the Common Shares of the Corporation. This offering should be considered highly speculative due to the proposed nature of the Corporation's business and the fact that

the Corporation was only recently incorporated. The Corporation has neither a history of earnings nor has it paid any dividends and it is unlikely to enjoy earnings or pay dividends in the immediate or foreseeable future.

The proposed business of the Corporation involves a high degree of risk and there is no assurance that the Corporation will identify potential businesses or other assets which warrant acquisition, in whole or in part and, if one is identified and the acquisition of an interest therein is warranted, the Corporation may not be able to finance the acquisition and additional funds will be required to meet such obligations. As a result of these factors, this offering is suitable to those investors who are willing to rely solely on the management of the Corporation and to risk the loss of their investment. In addition, in cases where the Corporation does not acquire control of a corporation or business it will have to rely on existing management and on the minority shareholder remedies of the jurisdiction governing such corporation or business. The acquisition of an interest in a corporation, business or asset, if effected through the issuance of Common Shares from treasury, may result in further dilution to those acquiring Common Shares and may result in a change of control of the Corporation.

The Corporation does not have any officers or directors who will be devoting their full time to the business of the Corporation. Some of the officers and directors of the Corporation are engaged and will continue to be engaged in the search for property or businesses on their own behalf or on behalf of others.

See "Business of the Corporation", "Management", "Directors and Officers", "Use of Proceeds" and "Conflicts of Interest".

The Alberta Stock Exchange may suspend from trading or delist the securities of the Corporation where:

a. the Corporation has failed to complete a Major Transaction within 18 months from the date of listing, or

b. the Corporation has failed to acquire and develop operating assets acceptable to The Alberta Stock Exchange by that date.

The Alberta Stock Exchange may not approve a Major Transaction where the Corporation fails to meet the minimum listing requirements of The Alberta Stock Exchange upon completion of the acquisition.

SHAREHOLDERS ACQUIRING COMMON SHARES UNDER THIS OFFERING WILL EXPERIENCE AN IMMEDIATE DILUTION OF 21.43 PERCENT OR $0.0214 PER SHARE BASED ON GROSS PROCEEDS OF THIS AND PRIOR ISSUES BY THE CORPORATION, WITHOUT TAKING ACCOUNT OF DEDUCTIONS OF SELLING COMMISSIONS AND RELATED EXPENSES OF ISSUE.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are Morgan & Company, Chartered Accountants, #1210, 675 West Hastings, Vancouver, B.C., V6B 1N2.

Montreal Trust Company of Canada through its principal office in Calgary, Alberta, is the transfer agent and registrar for the Common Shares.

AUDITOR'S REPORT

To the Directors
of SCHWANBERG INTERNATIONAL INCORPORATED

We have audited the balance sheet of Schwanberg International Incorporated (the "Corporation") as at February 28, 1995 and August 31, 1994 and the statements of loss and deficit for the periods then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at February 28, 1995 and August 31, 1994 and the results of its operations for the periods then ended in accordance with generally accepted accounting principles.

(signed) "Morgan & Company"
CHARTERED ACCOUNTANTS

Vancouver, British Columbia
March 15, 1995.
(Except as to Note 4 which
is as of July 26, 1995)

SCHWANBERG INTERNATIONAL INCORPORATED
BALANCE SHEET

	February 28, 1995	August 31, 1994
ASSETS		
CURRENT		
Cash	$ 74,993	$ 64,413
Deferred Share Issue Cost	$ 7,000	———
	$ 81,993	$ 64,413
LIABILITIES		
CURRENT		
Accounts payable and and accrued liabilities	$ 7,000	$ 2,172
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Notes 3 and 4)	$ 75,000	$ 75,000
CONTRIBUTED SURPLUS (Note 3)	12,759	
DEFICIT	(12,766)	(12,759)
	74,993	62,241
	$ 81,993	$ 64,413

APPROVED BY THE DIRECTORS

(signed "Bruce Cottingham")
BRUCE COTTINGHAM, Director

(signed "Gary White")
GARY WHITE, Director

See accompanying notes.

SCHWANBERG INTERNATIONAL INCORPORATED

STATEMENT OF LOSS AND DEFICIT

	Period ended February 28, 1995	Year ended August 31, 1994
EXPENSES		
Bank Charges	$ 7	$ -
Deferred share issue costs written off	-	12,769
DEFICIT, beginning of period	$ 12,759	$
DEFICIT, end of period	$ 12,766	$ 12,769

NOTES TO FINANCIAL STATEMENTS

SCHWANBERG INTERNATIONAL INCORPORATED
(the "Corporation")

NOTE 1 INCORPORATION

Schwanberg International Incorporated was incorporated as 578303 Alberta Inc. by Certificate of Incorporation issued pursuant to the provisions of the Business Corporations Act (Alberta), on August 31, 1993. The name of the Corporation was changed to Kingfisher Capital Corporation by Certificate of Amendment dated November 19, 1993. The name of the Corporation was subsequently changed to Schwanberg International Incorporated by Certificate of Amendment dated January 24, 1994

NOTE 2 STATEMENT OF CHANGES IN FINANCIAL POSITION

A statement of changes in financial position has not been presented since it would not provide additional meaningful information.

NOTE 3 SHARE CAPITAL

(a) Authorized

- (i) Unlimited number of common voting shares without nominal or par value
- (ii) Unlimited number of first preferred shares
- (iii) Unlimited number of second preferred shares

(b) Issued

	Number	Amount
Initial subscribers' shares issued and balance at August 31, 1994	2,500,000	$ 75,000
Common shares redeemed	(2,500,000)	(62,241)
Excess of paid up capital over redemption price on shares redeemed and cancelled		(12,759)
	(2,500,000)	(75,000)
Common Shares issued	1,500,000	75,000
Balance outstanding at February 28, 1995	1,500,000	$ 75,000

(i) The 1,500,000 Common Shares issued are held in escrow and may not be released from escrow and traded without the written consent of the Executive Director of the Alberta Securities Commission.

(ii) The Corporation has established a Stock Option Plan for the benefit of its subsidiaries, directors, officers, and key employees and consultants of the Corporation. Pursuant to the public offering of 2,000,000 Common Shares under this prospectus, options will be granted for an aggregate 350,000 Common Shares and may be exercised at a price of $0.10 per share for a five year term. These options will be granted upon the issuance of the receipt for this Prospectus. The Stock Option Plan is subject to regulatory approval.

NOTE 4 SUBSEQUENT EVENTS

Pursuant to an Agency Agreement dated July 26, 1995, among the Corporation, McDermid St. Lawrence Chisholm Ltd., and Montreal Trust Company of Canada, the Corporation agreed to issue a maximum of 2,000,000 Common Shares at $0.10 per share. For this, the Corporation has agreed to pay the Agent a commission of 10 percent of the aggregate gross proceeds from the sale of the Common Shares and to reimburse the Agent for direct out-of-pocket expenses of $7,000 plus its legal fees estimated to be $4,000. The Agent will also be granted an option to purchase 200,000 Common Shares at $0.10 per share. The option will be exercisable at any time from issuance to 18 months from the date of listing the Corporation's shares on The Alberta Stock Exchange. The total costs of this issue (which include the Agent's expenses and legal fees, the Corporation's expenses and legal fees, and listing and regulatory fees) and Agent's commission is estimated to be $49,000.

PURCHASER'S STATUTORY RIGHTS

Sections 106, 168 and 175 of the Securities Act (Alberta) (the "Act") provide, in effect, that when a security is offered in the course of a distribution:

a. a purchaser will not be bound by a contract for the purchase of such security if written notice of his intention not to be bound is received by the dealer from whom the purchaser purchased the security not later than midnight on the second business day after the latest prospectus and any amendment to the prospectus offering such security is received by the purchaser; and

b. if a prospectus, together with any amendment to the prospectus, contains a misrepresentation, a purchaser who purchases a security offered thereby during the period of distribution shall be deemed to have relied on such misrepresentation and, subject to the limitations set out in the Act:

  (i) has a right for action for damages against

    A. the issuer or a selling security holder on whose behalf the distribution is made,

    B. each underwriter required to sign the certificate required by section 91 of the Act,

    C. every director of the issuer at the time the prospectus or amendment was filed,

    D. every person or company whose consent has been filed pursuant to a requirement of the regulations under the Act but only with respect to reports, opinions or statements made by them, and

    E. every other person or company who signed the prospectus or the amendment,

  but no action to enforce the right can be commenced by a purchaser more than the earlier of 180 days after the purchaser first had knowledge of the facts giving rise to the cause of action or one year after the date of the transaction that gave rise to the cause of action, or

  (ii) where the purchaser purchased the security from a person or company referred to in A. or B. above or from another underwriter of the securities, he may elect to exercise a right of rescission against such person, company or underwriter, in which case he shall have no right of action for damages against such person, company or underwriter, but no action to enforce this right can be commenced by a purchaser more than 180 days after the date of the transaction that gave rise to the cause of action.

Reference is made to the Act for the complete text of the provisions under which these rights are conferred and this summary is subject to the express provisions of the Act.

CERTIFICATES

Dated: September 19, 1995.

CERTIFICATE OF THE CORPORATION

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 8 of the Securities Act (Alberta) and the regulations thereunder.

SCHWANBERG INTERNATIONAL INCORPORATED

(signed "Bruce Cottingham")
BRUCE COTTINGHAM
President, Treasurer, Chief Executive
Officer and Chief Financial Officer

ON BEHALF OF THE BOARD

(signed "Ralph Englund")
RALPH ENGLUND, Director

(signed "Brij Aggarwal")
BRIJ AGGARWAL, Director

CERTIFICATE OF THE PROMOTERS

This prospectus constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 8 of the Securities Act (Alberta) and regulations thereunder.

(signed) "Bruce Cottingham"
BRUCE COTTINGHAM

(signed) "Ralph Englund"
RALPH ENGLUND

(signed "Brij Aggarwal")
BRIJ AGGARWAL

(signed) "Gary White"
GARY WHITE

Dated: September 19, 1995

CERTIFICATE OF THE AGENT

To the best of our knowledge, information and belief, this prospectus constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 8 of the Securities Act (Alberta) and the regulations thereunder.

McDERMID ST. LAWRENCE CHISHOLM LTD.

Per: (signed) "J. Victor Taboika"
J. VICTOR TABOIKA

The following includes the name of every person having an interest either directly or indirectly, to the extent of not less than 5 percent in the capital of McDermid St. Lawrence Chisholm Ltd., namely: K.N. Aune, R.G.C. Butchard, R.L. Harrison, W.H.W. Latta, Gordon M. Medland, and J.A. Tartaglio.

03 APR -9 AM 7:21

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SCHWANBERG INTERNATIONAL INCORPORATED

STOCK OPTION PLAN (the "Plan")

1. Purpose of the Plan

The purpose of the Plan is to assist SCHWANBERG INTERNATIONAL INCORPORATED (the "Corporation") in attracting, retaining and motivating directors, key officers, employees and consultants of the Corporation and of its subsidiaries and to closely align the personal interests of such directors, officers, employees and consultants with those of the shareholders by providing them with the opportunity, through options, to acquire Common Shares in the capital of the Corporation.

2. Implementation

The grant and exercise of any options under the Plan are subject to compliance with the applicable requirements of each stock exchange on which the shares of the Corporation are or become listed and of any governmental authority or regulatory body to which the Corporation is subject.

3. Administration

The Plan shall be administered by the board of directors of the Corporation which shall, without limitation, have full and final authority in its discretion, but subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to it and to make all other determinations deemed necessary or advisable for the administration of the Plan. The board of directors may delegate any or all of its authority with respect to the administration of the Plan and any or all of the rights,

powers and discretions with respect to the Plan granted to it under this Plan to the Executive Committee or such other committee of directors of the Corporation as the board of directors may designate. Upon any such delegation the Executive Committee or other committee of directors, as the case may be, as well as the board of directors, shall be entitled to exercise any or all of such authority, rights, powers and discretions with respect to the Plan. When used in the context of this Plan "board of directors" shall be deemed to include the Executive Committee or other committee of directors acting on behalf of the board of directors.

4. Number of Shares Under Plan

A maximum number of Common Shares equal to ten percent (10%) of the issued and outstanding Common Shares of the Corporation, from time to time, (the "Optioned Shares") shall be reserved, set aside and made available for issue under and in accordance with the Plan provided that in no event shall options be granted entitling any single individual to purchase in excess of five percent (5%) of the then outstanding shares in the Corporation. If option rights granted to an individual under the Plan shall expire or terminate for any reason without having been exercised in respect of certain Optioned Shares, such Optioned Shares may be made available for other options to be granted under the Plan.

5. Eligibility

Options may be granted under the Plan to any person who is a full-time or part-time director, key officer, full-time or part-time employee or full-time or part-time consultant of the Corporation, or of its subsidiaries, as the board of directors may from time to time designate as a participant (a "Participant") under the Plan. The majority of the persons eligible for participation in the Plan may be directors or officers of the Corporation. Subject to the provisions of this Plan, the total number of Optioned Shares to be made available

under the Plan and to each Participant, the time or times and price or prices at which options shall be granted, the time or times at which such options are exercisable, and any conditions or restrictions on the exercise of options, shall be in the full and final discretion of the board of directors.

6. Terms and Conditions

(a) **Exercise Price**

The exercise price to each Participant for each Optioned Share shall be as determined by the board of directors, but shall in no event be less than the market price of the Common Shares of the Corporation on the Alberta Stock Exchange or such other more senior exchange on which the Common Shares are listed at the time of the grant of the option less the maximum discount permitted under the regulations of The Alberta Stock Exchange or such other more senior exchange on which the Common Shares are listed or such other price as may be agreed to by the Corporation and approved by The Alberta Stock Exchange or such other more senior exchange on which the Common Shares are listed.

(b) **Option Agreement**

All options shall be granted under the Plan by means of an agreement between the Corporation and each Participant (the "Option Agreement") in the form as may be approved by the board of directors, such approval to be conclusively evidenced by the execution of the Option Agreement by any two (2) directors or officers of the Corporation.

(c) **Length of Grant**

All options granted under the Plan shall expire not later than the fifth anniversary of the date such Options were granted.

(d) **Non-Assignability of Options**

An option granted under the Plan shall not be transferable or assignable (whether absolutely or by way of mortgage, pledge or other charge) by a Participant other than by will or other testamentary instrument or the laws of succession and may be exercisable during the lifetime of the Participant and only by the Participant.

(e) **Right to Postpone Exercise**

Each Participant, upon becoming entitled to exercise the option in respect of any Optioned Shares in accordance with the Option Agreement, shall be entitled to exercise the option to purchase such Optioned Shares at any time prior to the expiration or other termination of the Option Agreement.

(f) **Exercise and Payment**

Any option granted under the Plan may be exercised by a Participant or the legal representative of a Participant giving notice to the Corporation specifying the number of shares in respect of which such option is being exercised, accompanied by payment (by cash or certified cheque payable to the Corporation) of the entire exercise price (determined in accordance with the Option Agreement) for the number of shares specified in the notice. Upon any such exercise of an option by a Participant the Corporation shall cause the transfer agent and registrar of the Common Shares of the Corporation to promptly deliver

to such Participant or the legal representative of such Participant, as the case may be, a share certificate in the name of such Participant or the legal representative of such Participant, as the case may be, representing the number of shares specified in the notice.

(g) **Rights of Participants**

The Participants shall have no rights as shareholders in respect of any of the Optioned Shares (including, without limitation, any right to receive dividends or other distributions, voting rights, warrants or rights under any rights offering) other than Optioned Shares in respect of which Participants have exercised their option to purchase and which have been issued by the Corporation.

(h) **Third Party Offer**

If, at any time when an option granted under the Plan remains unexercised with respect to any Optioned Shares, an Offer to purchase all of the Common Shares of the Corporation is made by a third party, the Corporation shall use its best efforts to bring such offer to the attention of the Participants as soon as practicable and the Corporation may, at its option, require the acceleration of the time for the exercise of the option rights granted under the Plan and of the time for the fulfillment of any conditions or restrictions on such exercise.

(i) **Alterations in Shares**

In the event of a share dividend, share split, issuance of shares or instruments convertible into Common Shares (other than pursuant to the Plan) for less than market value, share consolidation, share reclassification, exchange of shares, recapitalization, amalgamation, merger, consolidation, corporate arrangement, reorganization, liquidation or the like of or by the Corporation, the board of directors may make such adjustment, if any, of the number of Optioned Shares, or of the exercise price, or both, as it shall deem appropriate to give proper effect to such event, including to prevent, to the extent possible, substantial dilution or enlargement of rights granted to Participants under the Plan. In any such event, the maximum number of shares available under the Plan may be appropriately adjusted by the board of directors. If because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the exchange or replacement of shares in the Corporation of those in another company is imminent, the board of directors may, in a fair and equitable manner, determine the manner in which all unexercised option rights granted under the Plan shall be treated including, for example, requiring the acceleration of the time for the exercise of such rights by the Participants and of the time for the fulfillment of any conditions or restrictions on such exercise. All determinations of the board of directors under this paragraph 6(i) shall be full and final.

(j) **Termination**

Subject to paragraph 6(k), if a Participant is dismissed as an officer, employee or consultant by the Corporation or by one of its subsidiaries for cause, all unexercised option rights of that Participant under the Plan shall immediately terminate, notwithstanding the original term of the option granted to such Participant under the Plan.

(k) **Disability or Retirement**

Notwithstanding paragraph 6(j), if a Participant ceases to be an officer, employee or consultant of the Corporation or of one of its subsidiaries as a result of:

(a) disability or illness preventing the Participant from performing the duties routinely performed by such Participant;

(b) retirement at the normal retirement age prescribed by the Corporation pension plan;

(c) resignation; or

(d) such other circumstances as may be approved by the board of directors;

such Participant shall have the right for a period of 90 days from the date of ceasing to be an officer, employee, consultant or director (or, if earlier, until the expiry date of the option rights of the Participant pursuant to the terms of the Option Agreement) to exercise the option under the Plan with respect to all Optioned Shares of such Participant to the extent they were exercisable on the date of ceasing to be an officer, employee, consultant or director. Upon the expiration of such 90 days period (or such earlier expiry date as provided for in the Option Agreement) all unexercised option rights of that Participant shall immediately terminate and shall lapse notwithstanding the original term of the option granted to such Participant under the Plan.

(l) **Deceased Participant**

In the event of the death of any Participant, the legal representatives of the deceased Participant shall have the right for a period of 180 days from the date of death of the deceased Participant (or such shorter period being, until the expiry date of the option rights of the Participant pursuant to the terms of the Option Agreement) to exercise the deceased Participant's option with respect to all of the Optioned Shares of the deceased Participant to the extent they were exercisable on the date of death. Upon the expiration of such period all unexercised option rights of the deceased Participant shall immediately terminate, notwithstanding the original term of the option granted to the deceased Participant under the Plan.

7. Amendment and Discontinuance of Plan

The board of directors may from time to time amend or revise the terms of the Plan or may discontinue the Plan at any time, provided that no such action may in any manner adversely affect the rights under any options earlier granted to a Participant under the Plan without the consent of that Participant.

8. No Further Rights

Nothing contained in the Plan nor in any option granted under this Plan shall give any participant or any other person, any interest or title in or to any Common Shares of the Corporation or any rights as a shareholder of the Corporation or any other legal or equitable right against the Corporation other than as set out in the Plan and pursuant to the exercise of any option, nor shall it confer upon the Participants any right to continue as an employee, officer, consultant or director of the Corporation or of its subsidiaries.

9. Compliance with Laws

The obligations of the Corporation to sell Common Shares and deliver share certificates under the Plan are subject to such compliance by the Corporation and the Participants as the Corporation deems necessary or advisable with all applicable corporate and securities laws, rules and regulations.

10. Gender

The use of the masculine gender in this Plan shall be deemed to include or be replaced by the feminine gender where appropriate to the particular Participant.

OPTION AGREEMENT

This agreement made in duplicate and dated effective as of the 30th day of September, 2002,

BETWEEN:

SCHWANBERG INTERNATIONAL INCORPORATED,
a corporation incorporated under the laws of the Province of Alberta (hereinafter called the "Corporation"),

- and -

EDWARD C. KOZOWY, of the City of Calgary, in the Province of Alberta (hereinafter called the "Participant")

WHEREAS the Participant is a director, officer, employee or consultant of the Corporation, whether personally or through a wholly-owned corporate entity (a "Qualifying Position") and as such has been designated by the Corporation as eligible to participate in the Schwanberg International Incorporated Stock Option Plan (the "Plan");

AND WHEREAS the Corporation desires to grant to the Participant an option to purchase common shares of the Corporation (the "Shares") in accordance with the terms of the Plan;

NOW THEREFORE THIS AGREEMENT WITNESSES that the parties hereto agree as follows:

1. The Corporation hereby grants to the Participant an irrevocable option (the "Option") to purchase all or any part of 250,000 Shares at a price of $0.10 per share, subject to the terms and conditions set forth herein and in the Plan. To the extent that there is a conflict or inconsistency between the provisions of this agreement and the provisions of the Plan, the provisions of the Plan shall prevail and govern.

2. The Option expires and terminates at 5:00 p.m. (Calgary time) on the day (the "Expiry Date") that is the earlier of (i) September 30, 2004; and (ii) the dates determined by Sections 6 and 7 below.

3. Subject to the more specific provisions of the Plan, the Shares optioned under this agreement shall vest as to 125,000 Shares 6 months from the date hereof, and as to the remaining 125,000 Shares 12 months from the date hereof.

4. Except as provided in Sections 6 and 7 below, the Option may only be exercised while the Participant holds a Qualifying Position . The Participant (or the Participant's legal or personal representative) may exercise the Option by delivering to the Corporation, at its principal office in Silverton, British Columbia:

   (1) a written notice expressing the intention to exercise the Option and specifying the number of Shares in respect of which the Option is exercised;

(2) a cash payment, cheque or bank draft, representing the full purchase price of the Shares in respect of which the Option is exercised; and

(3) in the event that the Option is exercised in accordance with this agreement by persons other than the Participant, proof satisfactory to the Corporation of the right of such persons to exercise the Option.

5. Upon the exercise of the Option as aforesaid, the Corporation shall deliver within a reasonable period of time, or cause the registrar and transfer agent of the Shares to deliver, to the Participant (or the Participant's legal, personal representative) or to the order thereof, a certificate representing the aggregate number of fully paid and non-assessable Shares as the Participant (or the Participant's legal, personal representative) shall have then paid for.

6. If the Participant shall cease to hold a Qualifying Position, the Option granted herein shall expire and terminate at 5:00 p.m. (Calgary time) on the day that is the earlier of the (i) 90th day after the date the Participant ceases to be a director, officer or employee of the Corporation and (ii) the 2nd anniversary of the date hereof.

7. In the event of the death or permanent disability of the Participant, the Option shall be exercisable until 5:00 p.m. (Calgary time) on the day that is the earlier of (i) 1 year after the date of death or permanent disability of the Participant and (ii) the 2nd anniversary of the date hereof, and then, only:

(1) by the person or persons to whom the Participant's rights under the Option shall pass by the Participant's will or applicable law; and

(2) to the extent that the Participant was entitled to exercise the Option as at the date of the Participant's death or permanent disability.

8. The Participant acknowledges and agrees that neither the selection of the Participant as a Participant under the Plan nor the granting of the Option hereunder shall: (i) confer upon the Participant any right to continue as a director, officer, employee or consultant of the Corporation or any of its subsidiaries or affiliates, as the case may be, or (ii) be construed as a guarantee that the Participant will continue as a director, officer, employee or consultant of the Corporation or any of its subsidiaries or affiliates, as the case may be. The Participant further acknowledges and agrees that this agreement and the Option granted hereby shall in no way constitute the basis for a claim for damages by the Participant against the Corporation in the event of the termination of the employment of the Participant with the Corporation or any of its subsidiaries or affiliates for any reason whatsoever, including the Participant's wrongful dismissal, and the Participant hereby releases and forever discharges the Corporation from all claims and rights of action for damages whatsoever based upon or arising out of this agreement and the Option.

9. The Participant shall not have any of the rights or privileges of a shareholder of the Corporation in respect of any Shares issuable upon exercise of the Option until such Shares have been paid for in full and issued to the Participant.

10. The number of Shares deliverable upon the exercise of the Option shall be increased or decreased proportionately in the event of the subdivision or consolidation of the outstanding Shares of the Corporation prior to the Expiry Date, without any change in the total price applicable to the unexercised portion of the Option, but with a corresponding adjustment in the price for each Share covered by the Option. In case the Corporation is reorganized or merged or consolidated or amalgamated with another corporation, appropriate provisions shall be made for the continuance of the Option and to prevent its dilution or enlargement. Adjustments under this Section 10 shall be made by the board of directors of the Corporation (or by such committee or persons as may be delegated such authority pursuant to the Plan), whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. No fractional Shares shall be issued on any such adjustment.

11. The Option and all benefits and rights accruing to the Participant hereunder shall not be transferrable or assignable unless specifically provided herein. During the lifetime of the Participant the Option granted hereunder may only be exercised by the Participant as herein provided and in the event of the death of the Participant, by the person or persons to whom the Participant's rights under the Option pass by the Participant's will or applicable law.

12. The Participant acknowledges and agrees that the board of directors of the Corporation (the "Board") may, at any time, suspend or terminate the Plan. The Board may also at any time amend or revise the terms of the Plan, provided that no such amendment or revision shall alter the terms of the Option granted herein.

13. The obligation of the Corporation to issue and deliver Shares on the exercise of the Option in accordance with the terms and conditions of this agreement is subject to applicable securities legislation and to the receipt of any approvals that may be required from any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation. If Shares cannot be issued to the Participant upon the exercise of the Option for any reason whatsoever, the obligation of the Corporation to issue such Shares shall terminate and any funds paid to the Corporation in connection with the exercise of the Option will be returned to the Participant as soon as practicable.

14. The Participant acknowledges to have read and understood the Plan and the Participant and the Corporation agree that all provisions thereof apply to the parties hereto and to this agreement with the same effect as if such provisions were set out in this agreement.

15. Time shall be of the essence of this agreement.

16. This agreement shall be governed by and construed in accordance with the laws of the Province of Alberta.

IN WITNESS WHEREOF the parties hereto have executed this agreement as of the day, month and year first above written.

SCHWANBERG INTERNATIONAL INCORPORATED

Per: ______________________

Per: ______________________

SIGNED, SEALED AND DELIVERED in the presence of:

____
Witness

____
EDWARD C. KOZOWY

British Columbia
Securities Commission

BCSC

Exemptions & Orders

200, 865 Hornby Street
Vancouver, British Columbia
V6Z 2H4 CANADA
Telephone: (604) 899-6500
Fax: (604) 899-6700
(BC only) 1-800-373-6393

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CERTIFIED A TRUE COPY
OF ORIGINAL

Date: MAY 28 1998

IN THE MATTER OF THE SECURITIES ACT
R.S.B.C. 1996, c. 418

AND

~~IN THE MA~~TTER OF SCHWANBERG INTERNATIONAL INCORPORATED

Order Under Section 1(1)

WHEREAS Schwanberg International Incorporated has applied to the Executive Director for an order under section 1(1) of the *Securities Act*, R.S.B.C. 1996, c. 418 that Schwanberg be designated as a reporting issuer under the Act;

AND WHEREAS Schwanberg has represented to the Executive Director that:

1. Schwanberg is a corporation incorporated under the laws of Alberta, has been a reporting issuer under the laws of Alberta since September 20, 1995, and is not in default of the requirements of the *Securities Act*, R.S.A. 1981, c. S-6.1;

2. the authorized capital of Schwanberg consists of an unlimited number of Common Shares, first preferred shares and second preferred shares in series of which 6,072,000 Common Shares only were issued and outstanding as of May 2, 1998;

3. the Common Shares are listed and posted for trading on the Alberta Stock Exchange; and

4. Schwanberg has filed information as required under Draft Local Policy Statement #3-45, Designation as a Reporting Issuer;

AND WHEREAS the Executive Director considers that to do so would not be prejudicial to the public interest;

IT IS ORDERED under section 1(1) of the Act that Schwanberg is designated as a reporting issuer under the Act.

DATED at Vancouver, British Columbia, on May 28, 1998.

:hy

03 APR -9 AM 7:21

File Number: B17216
Document Number: 1761663

ALBERTA SECURITIES COMMISSION

Certificate under Section 113
of the Securities Act

Name: SCHWANBERG INTERNATIONAL INCORPORATED

1. On the basis of information filed, the above named issuer is a reporting issuer;

2. The above named reporting issuer has been a reporting issuer since September 20, 1995 and is not included in a list of defaulting reporting issuers maintained by the Alberta Securities Commission (the "Commission") pursuant to section 113 of the Securities Act (Alberta) (the "Act"). That list is with respect only to present defaults under sections 120, and 121 of the Act, and present defaults in paying the prescribed fees and charges set out in the schedule to the regulations made under the Act (the "Schedule").

   This certificate is issued in accordance with the interpretations and procedures set out in Alberta Securities Commission Policy 2.4 ("Policy 2.4"), and reference should be made to Policy 2.4 by any person or company making use of this certificate.

3. This certificate relates only to compliance with the enumerated sections of the Act and Schedule in paragraph 2 above. It has no bearing on compliance with other laws or on the financial position of the issuer.

   However, where a failure to comply with a provision of the Act or the Schedule which is not enumerated in paragraph 2 above or discussed in Policy 2.4, comes to the attention of the Executive Director and is, in the view of the Executive Director, a clear and significant contravention of the Act or the Schedule, the reporting issuer will be included in the list of defaulting reporting issuers for the purposes of this Certificate.

4. No person or company that knows or ought resonably to know that the reporting issuer is in default may rely on this certificate.

5. While the Alberta Securities Commission uses reasonable efforts to ensure the accuracy of this certificate within the limits of Policy 2.4, it disclaims any responsibility for any damage consequent upon any inaccuracy herein.

DATED at Edmonton, this 20th day of May, 1998.

ALBERTA SECURITIES COMMISSION

[signature]

Compliance Analyst

A·S·C
ALBERTA·SECURITIES·COMMISSION
20th Floor, 10025 Jasper Avenue
Edmonton, Alberta, Canada T5J 3Z5
(403)427-5201 Fax. (403)422-0777

Reply to Edmonton

#420, Alberta Stock Exchange Tower
300 - 5th Avenue S.W.
Calgary, Alberta, Canada T2P 3C4
(403)297-6454 Fax. (403)297-6156

May 20, 1998

VIA TELECOPIER

File Number: B17216

Schwanberg International Incorporated
Box 267 - New Denver BC V0G 1S0

Attention: Savi Franz

Dear Sir:

Re: SCHWANBERG INTERNATIONAL INCORPORATED

Enclosed is the original Section 113 certificate, issued to the above, under the provisions of the Alberta Securities Act.

If you have any questions, please do not hesitate to contact the writer.

Yours truly,

Tom Bertling
Compliance Analyst

(9)

BCSC Commission British Columbia Securities

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

INCORPORATED AS PART: ______ **Schedule A**

Schedule B and C

ISSUER DETAILS		
Name of Issuer	For Quarter Ended	Date of Report YY/MM/DD
Schwanberg International Inc.	March 31, 2002	**02/05/03**
Issuer's Address	*Issuer's Fax No.*	*Issuer's Telephone No.*
620 Lake Avenue, Silverton, B.C. V0G 2B0	**250-358-2808**	**250-358-2851**
Contact Person	*Contact's Position*	*Contact's Telephone No.*
Savi Franz	*Controller*	250-358-2851
Contact Email Address schwan@netidea.com	*Web Site Address*	

CERTIFICATE		
The three schedules required to complete this Report are attached and the disclosures contained herein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.		
Director's Signature **"Burkhard Franz"**	*Print Full Name* Burkhard Franz	*Date Signed* YY/MM/DD **02/05/03**
Director's Signature **"Bruce Cottingham"**	*Print Full Name* Bruce Cottingham	*Date Signed* YY/MM/DD **02/05/03**

Schedule B

SCHWANBERG INTERNATIONAL INCORPORATED
Supplementary Information
FOR THE QUARTER ENDED MARCH 31, 2002

---

1. Administration costs amounted to $23,512 and are detailed in the "Statement of Loss and Deficit". The legal costs are fully described in Schedule C

2. Related Party Transactions

   For the period ended March 31, 2001 $9,000 (2001 - $12,000) was paid to Savi Franz an employee and major shareholder of the company. $15,000 remain outstanding with no specific terms of payment.

3. Summary of securities issued and options granted during the period

   a) Securities Issued — 193,540 common shares

   b) Option Granted — None

4. Summary of securities as at the end of the reporting period

   a) Authorized: Unlimited common shares without par value

   b) Issued and outstanding: 8,006,718

   c) Options and warrants: None

   d) Escrow shares: None

5. Directors and Officers:
   Bruce Cottingham - Director
   Burkhard Franz - President/Director
   Ralph Englund - Secretary/Director

FORM 51
SCHEDULE C: MANAGEMENT DISCUSSION

TO THE SHAREHOLDERS OF SCHWANBERG INTERNATIONAL INCORPORATED

For the period ended March 31st, 2002 the Company generated a loss of $22,779 from operations. as compared to a loss of $15,303 for period ended March 31, 2001, The reason is due to the sale of the oil and gas interests which occurred in 2001 and no revenue producing assets currently that the Company owns. There is no significant costs that occurred by the company for the March 2002 period.

Loss per share is $0.02 .

Liquidity and Capital Reserves

The Company's working capital as at March 31, 2002 was $406,890. The Company holds cash of $288,804. in its bank account as at March 31, 2002.The Company advanced Computer Pundits Inc. $75,000 US in April, 2001 as a result of the Share Purchase Agreement signed. The loan was approved by the Canadian Venture Exchange. The Agreement expired on January 3, and the Company has demanded payment of the $75,000 US that is owed to it pursuant to a demand promissory note which is due and payable 120 days after demand is made. The Company has also requested payment of $9,267 US incurred in connection with the agreement. Management objective is to maintain a positive working capital position in the future.

Outlook for the Period Ending March 31, 2002

Though the Company had set backs with the failed two RTO's in 2000 and 2001 the company still remains very liquid and company's management is currently pursuing the acquisition of Oil and gas interests. in order to increase shareholder's value.

Risk Factors

The Company and its securities should be considered a highly speculative investment and investors should carefully consider all of the information before making an investment in the Company. The Company's limited operating history makes it difficult to predict how its business will develop and its future operating results.

Events Subsequent to March, 2002

The Company has closed a private placement of 2,000,000 common shares at a deemed price of $0.05 per share with net proceeds of $100,000.

BY ORDER OF THE BOARD OF DIRECTORS

SCHWANBERG INTERNATIONAL INCORPORATED

CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2002 AND 2001
(Unaudited - see Notice to Reader)

SCHWANBERG INTERNATIONAL INCORPORATED
620 LAKE AVENUE
SILVERTON B.C.
V0G 2B0

May 2, 2002

"NOTICE TO READER"

To the Shareholders
of Schwanberg International Incorporated

We have compiled the Balance Sheet as at March 31, 2002 and the Statement of Loss and Deficit and Statement of Cash flows. These statements were all prepared internally and readers are cautioned that the statements may not be appropriate for their purposes.

Signed "Burkhard Franz"
Director/President

Signed "Bruce Cottingham"
Director

SCHWANBERG INTERNATIONAL INCORPORATED

CONSOLIDATED BALANCE SHEETS

	March 31 2001	Dec 31, 2001
ASSETS		
Current		
Cash	$ **288,804**	315,663
Accounts receivable	**7,992**	3,015
Advances receivable (Note 6)	**133,515**	133,515
	430,311	452,193
	$ **430,311**	452,193
LIABILITIES		
Current		
Accounts payable and accrued liabilities	**8,421**	45,556
Payable to shareholder (Note 5)	**15,000**	6,000
	23,421	51,556
SHAREHOLDERS' EQUITY		
Share Capital (Note 4)	**995,743**	966,711
Contributed Surplus	**138,759**	138,759
Deficit	**(727,612)**	(704,833)
	406,890	400,637
	$ **430,311**	452,193

Approved by the Directors:

"Burkhard Franz"
Director

"Bruce Cottingham"
Director

SCHWANBERG INTERNATIONAL INCORPORATED

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

	PERIOD ENDED MARCH 31 2002	2001
Income		
Oil and gas revenue	$ -	$ 61,141
Interest	733	1,553
	733	62,694
Cost Of Production		
Operating expenses	-	18,677
Royalties	-	6,095
Depletion and depreciation	-	3,780
Provision for future site removal and restoration	-	1,202
	-	29,754
	-	32,940
Administrative Expenses		
Bank charges and interest	434	29
Office facilities and services	13,391	11,354
Professional fees	3,696	26,906
Promotion and travel	764	6,770
Telephone	1,942	1,576
Regulatory	2,914	110
Transfer agent	371	1,498
	23,512	48,243
Income (Loss) For The Year Before The Following	(22,779)	(15,303)
Deficit, Beginning Of Year	(704,833)	(493,271)
Deficit, End Of Year	$ (727,612)	$ (508,574)
Basic Earnings (Loss) Per Share	$ (0.02)	$ 0.02
Fully Diluted Earnings (Loss) Per Share	$ (0.02)	$ 0.02

SCHWANBERG INTERNATIONAL INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	PERIOD ENDED MARCH 31 2002	2001
Cash Flows From Operating Activities		
Net income (loss) for the year	$ **(22,779)**	$ (15,303)
Add: Items not involving cash:		
Depletion and depreciation	-	3,780
Provision for future site removal and restoration	-	1,202
	(22,779)	(10,321)
Change in non-cash working capital items:		
Advamces receivable	-	79,501
Accounts receivable	**(4,976)**	(14,953)
Accounts payable and accrued liabilities	**(28,135)**	700
	(55,890)	54,927
Cash Flows From Investing Activity		
Advances receivable	-	-
Cash Flows From Financing Activities		
Shares issued for debt	**29,031**	-
	29,031	-
Increase In Cash	**(26,859)**	54,927
Cash, Beginning Of Year	**315,663**	237,707
Cash, End Of Year	$ **288,804**	$ 292,634

SCHWANBERG INTERNATIONAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PERIOD ENDED MARCH 31, 2002 AND 2001

BASIS OF PRESENTATION

The interim consolidated financial statements of Schwanberg International Incorporated (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2001. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2001.

BCSC
Commission

British Columbia Securities

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

INCORPORATED AS PART: ______ **Schedule A**

Schedule B and C

ISSUER DETAILS		
Name of Issuer	For Quarter Ended	Date of Report YY/MM/DD
Schwanberg International Inc.	June 30, 2002	**02/08/13**
Issuer's Address	*Issuer's Fax No.*	*Issuer's Telephone No.*
620 Lake Avenue, Silverton, B.C. V0G 2B0	**250-358-2808**	**250-358-2851**
Contact Person	*Contact's Position*	*Contact's Telephone No.*
Savi Franz	*Controller*	250-358-2851
Contact Email Address schwan@netidea.com	*Web Site Address*	

CERTIFICATE		
The three schedules required to complete this Report are attached and the disclosures contained herein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.		
Director's Signature **"Burkhard Franz"**	*Print Full Name* Burkhard Franz	*Date Signed* YY/MM/DD **02/08/13**
Director's Signature **"Bruce Cottingham"**	*Print Full Name* Bruce Cottingham	*Date Signed* YY/MM/DD **02/08/13**

SCHEDULE B

SCHWANBERG INTERNATIONAL INCORPORATED
Supplementary Information
FOR THE QUARTER ENDED JUNE 30, 2002

---

1. Administration costs amounted to $28,226 and are detailed in the "Statement of Loss and Deficit". The legal costs are fully described in Schedule C

2. Related Party Transactions

   For the period ended June 30, 2002 $18,000 (2001 - $24,000) was paid to Savi Franz an employee and major shareholder of the company. $19,500 remain outstanding with no specific terms of payment.

3. Summary of securities issued and options granted during the period

   a) Securities Issued — 2,193,540 common shares

   b) Option Granted — None

4. Summary of securities as at the end of the reporting period

   a) Authorized: Unlimited common shares without par value

   b) Issued and outstanding: 10,006,718

   c) Options and warrants: None

   d) Escrow shares: None

5. Directors and Officers: Bruce Cottingham - Director
   Burkhard Franz - President/Director
   Ralph Englund - Secretary/Director

FORM 51
SCHEDULE C: MANAGEMENT DISCUSSION

TO THE SHAREHOLDERS OF SCHWANBERG INTERNATIONAL INCORPORATED

For the period ended June 30th, 2002 the Company generated a loss of $50,372 from operations. as compared to a loss of $131,888 for period ended June 30, 2002, The reason is due to the sale of the oil and gas interests which occurred in 2001 and no revenue producing assets currently that the Company owns. There is no significant costs that occurred by the company for the June 2002 period.

Loss per share is $0.01 .

Liquidity and Capital Reserves

The Company's working capital as at June 30, 2002 was $479,296. The Company holds cash of $377,074. in its bank account as at June 30, 2002.The Company advanced Computer Pundits Inc. $75,000 US in April, 2001 as a result of the Share Purchase Agreement signed. The loan was approved by the Canadian Venture Exchange. The Agreement expired on January 3, and the Company has demanded payment of the $75,000 US that is owed to it pursuant to a demand promissory note which is due and payable 120 days after demand is made. The Company has also requested payment of $9,267 US incurred in connection with the agreement. Management objective is to maintain a positive working capital position in the future. The Company closed a private placement in April by the issuance of 2,000,000 shares at a price of $0.05 with net proceeds of $1,000,000.

Outlook for the Period Ending June 30, 2002

Though the Company had set backs with the failed two RTO's in 2000 and 2001 the company still remains very liquid and company's management is currently pursuing the acquisition of Oil and gas interests. in order to increase shareholder's value.

Risk Factors

The Company and its securities should be considered a highly speculative investment and investors should carefully consider all of the information before making an investment in the Company. The Company's limited operating history makes it difficult to predict how its business will develop and its future operating results.

Events Subsequent to June 30, 2002

The Company has signed a letter of intent with Lanex Resources Inc. And Macroplus Energy Inc. of Calgary to purchase 100% of the issued and outstanding shares of the company for $750,000 with an effective date of July 1, 2002. SCH will pay $680,000 in cash and $70,000 by the issuance of 700,000 shares at a deemed price of $0.10 per share. The main asset of Lanex include its oil and gas interests in the Garrington area, Alberta. Lanex is the operator of the property. An engineering report prepared by Sproule Associates Limited of Calgary with an effective date of July 1, evaluates Lanex P&NG Reserves at $692,000 proved producing and $790,000 proved and probably producing at a discount rate of 10%. Lanex's proved reserves as of July 1, 88,667 BOE. Lanex's proved producing net production is forecast to average 27 BOED for the last half of 2002 using a 6:1 gas to oil equivalent. Due to the recent completion of the two Cardium oil wells, Lanex's net production is at approximately 37 BOED as of July 15, 2002. The Company has filed all the relevant documents with the TSX Venture Exchange to receive conditional approval.

BY ORDER OF THE BOARD OF DIRECTORS

SCHWANBERG INTERNATIONAL INCORPORATED
620 Lake Avenue,
Silverton, B.C. V0G 2B0

Phone: (250) 358-2851
Fax : (250) 358-2808

August 13, 2002

B.C. Securities Commission
#200 - 865 Hornby Street
Vancouver, B.C.
V6Z 2H4

Attention: Statutory Filings

Dear Sirs:

Re: Financial Statements for period to June 30th, 2002

Please be advised that the above noted documents were mailed to the shareholders including those on the lists as defined in National Instrument 54-101 and Companion Policy 54-101 CP on May 14th, 2002.

Yours very truly,

Schwanberg International Incorporated

"Burkhard Franz"
President

"Ralph Englund"
Director

cc: Alberta Securities Commission
B.C. Securities Commission

SCHWANBERG INTERNATIONAL INCORPORATED

CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2002 AND 2001

(Unaudited – see Notice to Reader)

NOTICE TO READER

We have compiled the balance sheet of Schwanberg International Incorporated as at June 30, 2002 and 2001, and the statement of loss and deficit, and cash flows for the six months ended June 30, 2002, and 2001. These statements were all prepared internally. Readers are cautioned that these statements may not be appropriate for their purposes.

Signed "Burkhard Franz"
Director/President

Signed: "Bruce Cottingham"
Director

SCHWANBERG INTERNATIONAL INCORPORATED

CONSOLIDATED BALANCE SHEET

(Unaudited – see Notice to Reader)

	JUNE 2002	DECEMBER 2001
ASSETS		
Current		
Cash	**$ 377,074**	$ 315,663
Accounts receivable	**-**	3,015
	377,074	318,678
Advances Receivable (Note 2)	**133,515**	133,515
	$ 510,589	$ 452,193
LIABILITIES		
Current		
Accounts payable and accrued liabilities (Note 3)	**$ 11,793**	$ 45,556
Payable to shareholder (Note 3)	**19,500**	6,000
	31,293	51,556
Provision For Site Removal And Restoration	**-**	-
	31,293	51,556
SHAREHOLDERS' EQUITY		
Share Capital (Note 4)	**1095,742**	966,711
Contributed Surplus	**138,759**	138,759
Deficit	**(755,205)**	(704,833)
	479,296	400,637
	$ 510,589	$ 452,193

SCHWANBERG INTERNATIONAL INCORPORATED

CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

(Unaudited – see Notice to Reader)

	THREE MONTHS ENDED JUNE 30, 2002	SIX MONTHS ENDED JUNE 30, 2002	THREE MONTHS ENDED JUNE 30, 2001	SIX MONTHS ENDED JUNE 30, 2001
Income				
Oil and gas revenue	$ -	$ -	$ 199	$ 61,340
Interest	633	1,366	724	2,277
	633	1,366	923	63,617
Cost Of Production				
Operating expenses	-	-	5,635	13,042
Royalties	-	-	-	6,095
Depletion and depreciation	-	-	-	1,202
Provision for future site Removal and restoration	-	-	-	3,780
	-	-	5,635	24,119
	633	1,366	6,558	39,498
Administrative Expenses				
Bank charges and interest	705	1,139	317	346
Office expenses	14,477	27,868	20,042	31,396
Legal and professional fees	6,329	10,025	93,065	119,971
Promotion and travel	2,675	3,439	1,439	8,209
Telephone	870	2,812	962	2,538
Transfer agent	811	1,182	680	2,178
Regulatory authority	2,359	5,273	6,638	6,748
	28,226	51,738	123,148	171,386
Loss For The Period	(27,593)	(50,372)	(116,585)	(131,888)
Deficit, Beginning Of Period	(727,612)	(704,833)	(508,574)	(493,271)
Deficit, End Of Period	$ (755,205)	$ (755,205)	$ (625,159)	$ (625,159)
Loss Per Share	$ (0.01)	$ (0.01)	$ (0.02)	$ (0.02)

SCHWANBERG INTERNATIONAL INCORPORATED

CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited – see Notice to Reader)

	THREE MONTHS ENDED JUNE 30, 2002	SIX MONTHS ENDED JUNE 30, 2002	THREE MONTHS ENDED JUNE 30, 2001	SIX MONTHS ENDED JUNE 30, 2001
Cash Flows From Operating Activities				
Loss for the period	$ (27,593)	$ (50,372)	$ (116,585)	$ (131,888)
Add: Items not involving cash:				
Depletion and depreciation	-	-	-	3,780
Provision for future site removal and restoration	-	-	-	1,202
Change in non-cash working capital items	15,863	(17,248)	105,416	119,669
	(11,730)	(67,620)	(222,001)	(246,575)
Cash Flows From Investing Activities				
Capital assets	-	-	-	-
Advance receivable	-	-	-	79,501
	-	-	-	79,501
Cash Flows From Financing Activities				
Common shares subscribed for cash	100,000	100,000	-	-
Bank loan	-	-	-	-
Share issued for debt	-	29,031	-	-
	100,000	129,031	-	-
Increase (Decrease) In Cash	(82,270)	61,411	(222,001)	(167,074)
Cash, Beginning Of Period	288,804	315,663	292,634	237,707
Cash, End Of Period	$ 377,074	$ 377,074	$ 70,633	$ 70,633

SCHWANBERG INTERNATIONAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2002 AND 2001
(Unaudited – see Notice to Reader)

1. SIGNIFICANT ACCOUNTING POLICIES

a) Basis of Presentation

These financial statements include the accounts of the Company and its wholly owned subsidiary, 650256 Alberta Ltd., which has interests in several producing petroleum and natural gas properties in Saskatchewan and Alberta.

b) Resource Properties

The Company follows the full cost method of accounting for petroleum and natural gas properties whereby all costs relating to the acquisition and development of petroleum and natural gas reserves are capitalized.

Depletion of petroleum and natural gas properties are calculated using the unit-of-production method based on estimated proven reserves.

Depreciation of production equipment is provided on a declining balance basis of 25% per annum.

The Company applies the ceiling test to capitalized costs to ensure that such costs, less accumulated depletion and amortization, deferred income taxes and the provision for future site removal and restoration costs do not exceed future net revenues from estimated production of proven reserves at year-end prices and costs, net of impairment and the cost of unproved properties. Future net revenues are calculated after deducting general and administrative costs, financing costs, future site removal and restoration costs and income taxes.

c) Future Site Removal and Restoration Costs

Estimated future site removal and restoration costs are provided for using the unit-of-production method, based on estimated proven reserves. Costs are estimated by the Company's engineers based on current regulations, costs, technology and industry standards. The annual charges and the related accumulated provision are recorded as a long term liability. Site removal and restoration expenditures are charged to the accumulated provision account as incurred.

d) Joint Interest Operations

Substantially all of the Company's petroleum and natural gas exploration and production activities are conducted jointly with other and, accordingly, the financial statements reflect only the Company's proportionate interest in such activities.

SCHWANBERG INTERNATIONAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2002 AND 2001

(Unaudited – see Notice to Reader)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

e) Financial Instruments

The carrying value of financial instruments not otherwise disclosed separately in the financial statements, approximate their fair values. These financial instruments include cash, short term deposits, accounts receivable and accounts payable, and their fair value approximates their carrying value, since they are short tem in nature and are receivable or payable on demand.

f) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

2. ADVANCES RECEIVABLE

During the year ended December 31, 2001, the Company loaned $133,515 ($75,000 U.S.) to Computer Pundits Inc., a U.S. private corporation which was subject of a proposed acquisition by the Company. The acquisition was not completed. Computer Pundits has to repay the loan and provide for reimbursement of legal expenses incurred. The Company is seeking to recover the money currently.

SCHWANBERG INTERNATIONAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2002 AND 2001

(Unaudited – see Notice to Reader)

3. RELATED PARTY TRANSACTIONS

Amounts due to a shareholder $19,500 , are without specific terms of repayment and are non-interest bearing. The Company has incurred $18,000. in charges for administrative services from a shareholder.

4. SHARE CAPITAL

a) Authorized:

Unlimited number of common voting shares without nominal or par value.
Unlimited number of first preferred shares.
Unlimited number of second preferred shares.

b) Issued common shares:

	Number		Amount
Balance, December 31, 1999	6,072,000	$	667,711
Issued on exercise of special warrants	1,441,178		239,000
Issued on exercise of warrants	300,000		60,000
Private Placement share issued	2,000,000		100,000
Shares Issued for debt	193,540		29,031
Balance, June 30, 2002	10,006,718	$	1,095,742

d) Pursuant to a private placement the Company had 2,000,000 common shares issued at $0.05 per share. 193,540 Common shares were issued to Martin & Asocciates of Vancouver to settle legal bills at a deemed price of $0.15 per share.

5. PROPOSED ACQUISITION

The Company, by an agreement of July 29, 2002, the Company agreed to purchase 100% of the issued shares of Lanex Resources Inc., a private Alberta corporation. The consideration payable will be $680,000 in cash and 700,000 common shares of the Company at a deemed price of $0.10 per share. The acquisition is subject to the approval of the TSX Venture Exchange.

BCSC
Commission

British Columbia Securities

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

INCORPORATED AS PART: ______ **Schedule A**

Schedule B and C

ISSUER DETAILS		
Name of Issuer	For Quarter Ended	Date of Report YY/MM/DD
Schwanberg International Inc.	September 30, 2002	**02/11/24**
Issuer's Address	*Issuer's Fax No.*	*Issuer's Telephone No.*
620 Lake Avenue, Silverton, B.C. V0G 2B0	**250-358-2808**	**250-358-2851**
Contact Person **Savi Franz**	*Contact's Position* *Controller*	*Contact's Telephone No.* 250-358-2851
Contact Email Address schwan@netidea.com	*Web Site Address*	

CERTIFICATE		
The three schedules required to complete this Report are attached and the disclosures contained herein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.		
Director's Signature **"Burkhard Franz"**	*Print Full Name* Burkhard Franz	*Date Signed* YY/MM/DD **02/08/13**
Director's Signature **"Bruce Cottingham"** λ	*Print Full Name* Bruce Cottingham	*Date Signed* YY/MM/DD **02/08/13**

SCHWANBERG INTERNATIONAL INCORPORATED
Box 267, New Denver, B.C., V0G 1S0 - Tel: (250) 358-2851 Fax: (250) 358-2808

November 24, 2002

B.C. Securities Commission
#200 – 865 Hornby Street
Vancouver, B.C.
V6Z 2H4

Attention: Statutory Filings

Dear Sirs:

Re: Financial Statements for period to September 30, 2002

Please be advised that the above noted documents were mailed to the shareholders including those on the lists as defined in National Instrument 54-101 and Companion Policy 54-101 CP on May 14th, 2002.

Yours very truly

Schwanberg International Incorporated

"Burkhard Franz"
President

"Ralph Englund"
Director

SCHEDULE B

SCHWANBERG INTERNATIONAL INCORPORATED
SUPPLEMENTARY INFORMATION
FOR THE QUARTER ENDED SEPTEMBER 30, 2002

1. Administration costs amounted to $63,064 for the quarter and are not significantly different in 2001 for the September quarter. However for nine months in 2002 the Administration costs were $ 114,802 as compared to $231,087 for nine months in 2001.

2. **Related Party Transactions**

For period ended September 30, 2002 $27,000 (2001 - $36,000) was paid to Savi Franz an employee, major shareholder of the company. Amounts due is $37,000 are without specific terms of repayment and non-interest bearing.

On September 30th, 2002 Savi Franz loaned the Company $45,000 without interest to be paid by September 2003. The Company issued a Promissory note which is governed and construed in accordance with the laws of the Province of Alberta, Canada.

3. **Summary of Securities issued and options granted during the Period**

(a) Securities Issued 1,350,000 Common Shares

(b) Option Granted – 250,000 Options were granted to Edward C. Kozowy on September. The Options expires September 30, 2004. The provisions of the Option are as follows: 125,000 Shares 6 months from the date of issuance, September 30, 2002 and the remaining 125,000 Shares 12 months from the date hereof.

4. **Summary of Securities as at the end of the reporting period**

(a) Authorized: Unlimited Common Shares without par value

(b) Issued and outstanding: 11,356,718

(c) Options and Warrants: 250,000 Options

(d) Escrow shares: None

5. **Directors and Officers:** Bruce Cottingham – Director
Burkhard Franz – President/Director
Ralph Englund – Director
Savi Franz –Secretary/Director

FORM 51
SCHEDULE C: MANAGEMENT DISCUSSION

TO THE SHAREHOLDERS OF SCHWANBERG INTERNATION INCORPORATED

For the period ended September 30th, 2002 the Company generated a loss of $98,827 from operations as compared to $190,380 for period ended September 30th, 2002. The main reason attributable to the reduction of the loss is due to the purchase of Lanex Resources Inc. and Macroplus Energy Inc. which had an effective date of July 1, 2002.

Loss per share is $0.01

Liquidity and Capital Reserves

The Company's working capital as at September 30, 2002 was $(55,101). The reason for this deficit was due as at September 30th, 2002 the Company had cash in its bank account of $115,421 as at September 30, 2002. Pursuant to an Agreement signed by Computer Pundits, the Company loaned Computer Pundits $75,000 US in relation to a demand promissory note in 2001. The Company after extensive refusal by Computer Pundits to pay the full amount, the Company filed a claim to recover the full amount. The Company settled for payment of $56,000 in October 2002, which has been received.

Outlook For The Period Ending September 30, 2002

The Company completed the Acquisition of Lanex Resources Inc. and Macroplus Energy Inc of Calgary with an effective date of July 1, 2002. Lanex Resources is engaged in the exploration, development and production of crude oil and natural gas in Western Canada. Lanex holds varying working and royalty interests in 11.5 sections of land in Townships 34 and 35 Ranges 2 and 3. The company will continue to focus on oil and gas exploration.

Risk Factors

The Company and its securities should be considered a highly speculative investment and investors should carefully consider all of the information before making an investment in the Company. The Company's limited operating history makes it difficult to predict how its business will develop and its future operating results.

Events Subsequent to September 30, 2002

Lanex has signed a farmout agreement with an aggressive Intermediate shallow gas operator which will result in at least one and potentially two new shallow gas well in the first quarter of 2003. Final preparations are being made to accommodate this new gas into Lanex's facilities. Lanex will have several participation options available while drilling these wells. This program will be very attractive for Lanex based on the utilization of existing Lanex facilities infrastructure and generation of additional processing and gathering income.

SCHWANBERG INTERNATIONAL INCORPORATED

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2002
(Unaudited – see Notice to Reader)

NOTICE TO READER

We have compiled the balance sheet of Schwanberg International Incorporated as at September 30, 2002, and the statement of loss and deficit, and cash flows for the six months ended September 30, 2002. These statements were all prepared internally. Readers are cautioned that these statements may not be appropriate for their purposes.

Signed "Burkhard Franz"
Director/President

Signed "Bruce Cottingham"
Director

SCHWANBERG INTERNATIONAL INCORPORATED

CONSOLIDATED BALANCE SHEET

(Unaudited – see Notice to Reader)

	SEPTEMBER 30 2002	DECEMBER 31 2001
ASSETS		
Current		
Cash	$ 115,421	$ 315,663
Accounts receivable	226,172	3,015
Prepaid expense	11,754	-
	353,347	318,678
Property, Plant And Equipment	762,671	-
Advances Receivable (Note 2)	86,800	133,515
	$ 1,202,818	$ 452,193
LIABILITIES		
Current		
Bank loan (Note 4)	$ 240,000	$ -
Accounts payable and accrued liabilities	313,448	45,566
Income tax payable	58,000	-
Payable to shareholder	37,000	6,000
	648,448	51,556
Due To Shareholder	45,000	-
	693,448	51,556
SHAREHOLDERS' EQUITY		
Share Capital (Note 5)	1,230,742	966,711
Contributed Surplus	138,759	138,759
Deficit	(860,131)	(704,833)
	509,370	400,637
	$ 1,202,818	$ 452,193

SCHWANBERG INTERNATIONAL INCORPORATED

CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

(Unaudited – see Notice to Reader)

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30	
	2002	2001	2002	2001
Income				
Oil and gas revenue	$ 74,638	$ -	$ 74,638	$ 61,340
Interest	5,101	1,209	6,467	3,486
	79,739	1,209	81,105	64,826
Cost Of Production				
Operating expenses	31,711	-	31,711	13,042
Royalties	10,757	-	10,757	6,095
Depletion and depreciation	22,662	-	22,662	1,202
Provision for future site removal and restoration	-	-	-	3,780
	65,130	-	65,130	24,119
	14,609	1,209	15,975	40,707
Administrative Expenses				
Bank charges and interest	(540)	116	599	462
Consulting	9,897	-	9,897	-
Office expenses	26,487	19,232	54,355	50,628
Legal and professional fees	20,288	36,586	30,313	156,557
Promotion and travel	2,885	1,520	6,324	9,729
Telephone	1,089	1,290	3,901	3,828
Transfer agent	930	957	2,112	3,135
Regulatory authority	2,028	-	7,301	6,748
	63,064	59,701	114,802	231,087
Loss For The Period Before The Following	(48,455)	(58,492)	(98,827)	(190,380)
Write Down Of Advances Receivable	(46,715)	-	(46,715)	-
Gain On Sale Of Resource Property	-	20,861	-	20,861
Loss For The Period Before Income Taxes	(95,170)	(37,631)	(145,542)	(169,519)
Income Tax Expense	(9,756)	-	(9,756)	-
Net Loss For The Period	(104,926)	(37,631)	(155,298)	(169,519)
Deficit, Beginning Of Period	(755,205)	(625,159)	(704,833)	(493,271)
Deficit, End Of Period	$ (860,131)	$ (662,790)	$ (860,131)	$ (662,790)
Loss Per Share	$ (0.01)	$ (0.02)	$ (0.02)	$ (0.02)

SCHWANBERG INTERNATIONAL INCORPORATED

CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited – see Notice to Reader)

	THREE MONTHS ENDED SEPTEMBER 30 2002	2001	NINE MONTHS ENDED SEPTEMBER 30 2002	2001
Cash Flows From Operating Activities				
Loss for the period	$ (104,926)	$ (37,631)	$ (155,298)	$ (169,519)
Add: Items not involving cash:				
Depletion and depreciation	22,662	-	22,662	3,780
Write down of advances receivable	46,715	-	46,715	-
Provision for future site removal and restoration	-	-	-	1,202
Gain (Loss) on sale of asset	-	(20,861)	-	(20,861)
Change in non-cash working capital items	27,926	(25,291)	139,709	(144,960)
	(7,623)	(83,783)	53,788	(330,358)
Cash Flows From Investing Activities				
Acquisition of subsidiary	(604,030)	-	(604,030)	-
Advance receivable	-	225,117	-	304,618
	(604,030)	225,117	(604,030)	304,618
Cash Flows From Financing Activities				
Common shares subscribed for cash	65,000	-	65,000	-
Loan from shareholder	45,000	-	45,000	-
Bank loan	240,000	-	240,000	-
Gross proceeds from sale of asset	-	120,000	-	120,000
	350,000	120,000	350,000	120,000
Increase (Decrease) In Cash	(261,653)	261,334	(200,242)	94,260
Cash, Beginning Of Period	377,074	70,633	315,663	237,707
Cash, End Of Period	$ 115,421	$ 331,967	$ 115,421	$ 331,967

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES:

During the period, the Company issued 193,540 common shares to settle accounts payable of $29,031.

SCHWANBERG INTERNATIONAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2002

(Unaudited – see Notice to Reader)

1. SIGNIFICANT ACCOUNTING POLICIES

   a) Basis of Presentation

   These financial statements include the accounts of the Company and its wholly-owned subsidiaries, 650256 Alberta Ltd. and Lanex Resources Inc., which have interests in several producing petroleum and natural gas properties in Saskatchewan and Alberta.

   b) Resource Properties

   The Company follows the full cost method of accounting for petroleum and natural gas properties whereby all costs relating to the acquisition and development of petroleum and natural gas reserves are capitalized.

   Depletion of petroleum and natural gas properties are calculated using the unit-of-production method based on estimated proven reserves.

   Depreciation of production equipment is provided on a declining balance basis of 25% per annum.

   The Company applies the ceiling test to capitalized costs to ensure that such costs, less accumulated depletion and amortization, deferred income taxes and the provision for future site removal and restoration costs do not exceed future net revenues from estimated production of proven reserves at year-end prices and costs, net of impairment and the cost of unproved properties. Future net revenues are calculated after deducting general and administrative costs, financing costs, future site removal and restoration costs and income taxes.

   c) Future Site Removal and Restoration Costs

   Estimated future site removal and restoration costs are provided for using the unit-of-production method, based on estimated proven reserves. Costs are estimated by the Company's engineers based on current regulations, costs, technology and industry standards. The annual charges and the related accumulated provision are recorded as a long term liability. Site removal and restoration expenditures are charged to the accumulated provision account as incurred.

   d) Joint Interest Operations

   Substantially, all of the Company's petroleum and natural gas exploration and production activities are conducted jointly with other and, accordingly, the financial statements reflect only the Company's proportionate interest in such activities.

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

e) Financial Instruments

The carrying value of financial instruments not otherwise disclosed separately in the financial statements, approximate their fair values. These financial instruments include cash, short term deposits, accounts receivable and accounts payable, and their fair value approximates their carrying value, since they are short tem in nature and are receivable or payable on demand.

f) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

2. ADVANCES RECEIVABLE

During the year ended December 31, 2001, the Company loaned $133,515 (US$75,000) to Computer Pundits Inc., a U.S. private corporation, which was subject of a proposed acquisition by the Company. The acquisition was not completed. Computer Pundits Inc. has to repay the loan and provide for reimbursement of legal expenses incurred. Subsequent to September 30, 2002, the Company agreed to a payment of US$56,000 in full settlement of the outstanding amount.

3. ACQUISITION OF SUBSIDIARY

Effective July 1, 2002, the Company acquired all of the issued and outstanding shares of Lanex Resources Inc. ("Lanex"). This acquisition has been accounted for using the purchase method with the results of operations of Lanex being included in these consolidated financial statements from July 1, 2002.

3. ACQUISITION OF SUBSIDIARY (Continued)

Details of the acquisition are as follows:

Fair value of net assets acquired:	
Net working capital deficiency	$ (142,544)
Property, plant and equipment	816,574
Cost of the acquisition	$ 674,030
Consideration paid	
Cash	$ 583,930
Acquisition costs	20,100
Common shares issued (700,000 common shares at a fair value of $0.10 per share)	70,000
	$ 674,030

4. BANK LOAN

The bank loan bears interest at prime plus 1½% and is secured by the assets of the Company.

5. SHARE CAPITAL

a) Authorized
Unlimited number of common voting shares without nominal or par value.
Unlimited number of first preferred shares.
Unlimited number of second preferred shares.

b) Issued Common Shares

	NUMBER	AMOUNT
Balance, December 31, 2001	7,813,178	$ 966,711
Private placement shares issued	2,650,000	165,000
Shares issued for debt	193,540	29,031
Shares issued in acquisition of subsidiary	700,000	70,000
Balance, September 30, 2002	11,356,718	$ 1,230,742

SCHWANBERG INTERNATIONAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2002

(Unaudited – see Notice to Reader)

5. **SHARE CAPITAL** (Continued)

   c) The Company has granted a stock option for the purchase of up to 250,000 common shares at $0.10 per share to September 30, 2004. The common shares optioned under this agreement shall vest as to 125,000 shares March 31, 2003, and 125,000 shares September 30, 2003.

6. **RELATED PARTY TRANSACTIONS**

Amounts due to a shareholder of $37,000 are without specific terms of repayment and are non-interest bearing. The amount due to shareholder of $45,000 is non-interest bearing and repayable in one year. The Company has incurred $27,000 in charges for administrative services from a shareholder.

(10)

Annual Returns for Alberta and Extra-Provincial Corp. - Proof of Filing

Amendment Date: 2002/08/29

Service Request Number:	4219529
Corporate Access Number:	205783038
Legal Entity Name:	SCHWANBERG INTERNATIONAL INCORPORATED
Legal Entity Type:	Alberta Business Corporation
Legal Entity Status:	Active
Registration Date:	1993/08/31

This confirms the Annual Return for 2002 has been filed as of 2002/08/29.

Director / Shareholder

Status:	Active
Relationship to Legal Entity:	Director
Individual / Legal Entity Type:	Individual
Appointment Date:	1111/11/11
Last Name / Legal Entity Name:	COTTINGHAM
First Name:	BRUCE
Street / Box Number:	604 BELLEVUE ST
City:	NEW DENVER
Province:	BRITISH COLUMBIA
Postal Code:	V0G 1S0
Resident Canadian:	Y

03 APR -9 AM 7:21

Status:	Active
Relationship to Legal Entity:	Director
Individual / Legal Entity Type:	Individual
Appointment Date:	1998/05/29
Last Name / Legal Entity Name:	FRANZ
First Name:	BURKHARD
Street / Box Number:	620 LAKE AVENUE
City:	SILVERTON
Province:	BRITISH COLUMBIA
Postal Code:	V0G 2B0
Resident Canadian:	Y

Status:	Active
Relationship to Legal Entity:	Director
Individual / Legal Entity Type:	Individual
Appointment Date:	2000/03/17
Last Name / Legal Entity Name:	ENGLUND
First Name:	RALPH
Street / Box Number:	19748 - 24 AVENUE
City:	SURREY
Province:	BRITISH COLUMBIA
Postal Code:	V4P 1M6
Resident Canadian:	Y

Status:	Active
Relationship to Legal Entity:	Transfer Agent
Individual / Legal Entity Type:	Other
Last Name / Legal Entity Name:	COMPUTERSHARE INVESTOR SERVICES CANADA
Street / Box Number:	510 BURRARD STREET
City:	VANCOUVER
Province:	BRITISH COLUMBIA
Postal Code:	V6C 3B9

REGISTERED ADDRESS

Street:	THIRD FLOOR, 14505 BANNISTER ROAD SE
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2X 3J3

RECORDS ADDRESS

Street:	THIRD FLOOR, 14505 BANNISTER ROAD SE
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2X 3J3

Registration Authorized By: BURKHARD FRANZ
DIRECTOR

11

SCHWANBERG INTERNATIONAL INCORPORATED

ANNUAL INFORMATION FORM

Revised

September 24, 2002

TABLE OF CONTENTS

ITEM 1. COVER PAGE 1

ITEM 2. CORPORATE STRUCTURE 2

ITEM 3. GENERAL DEVELOPMENT OF BUSINESS
2

ITEM 3.2 SIGNIFICANT DISPOSITIONS AND TRENDS
4

ITEM 4. DESCRIPTION OF THE BUSINESS AND OPERATIONS 4

ITEM 5. SELECTED CONSOLIDATED FINANCIAL STATEMENTS 7

ITEM 6. MANAGEMENT DISCUSSION AND ANALYSIS 8

ITEM 7. MARKET FOR SECURITIES 17

ITEM 8. DIRECTORS AND OFFICERS
12

ITEM 9. ADDITIONAL INFORMATION 19

ITEM 2. CORPORATE STRUCTURE

Schwanberg International Incorporated (the "Issuer") was incorporated under the name "578303 Alberta Inc." on August 31, 1993 by Certificate of Incorporation issued pursuant to the *Business Corporations Act* (Alberta). The Issuer's name was changed to "Kingfisher Capital Corporation" by Certificate of Amendment dated November 19, 1993, and to "Schwanberg International Incorporated" by Certificate of Amendment dated January 24, 1994.

The Issuer's head office is located at P.O. Box 58, 620 Lake Avenue, Silverton, British Columbia, V0G 2B0, and its registered and records offices are located at Third Floor, 14505 Bannister Road S.E., Calgary, Alberta, T2X 3J3. The Issuer is a reporting issuer in British Columbia and Alberta and its shares are listed and posted for trading on the TSX Venture Exchange (formerly the Alberta Stock Exchange) (the "Exchange") under the symbol "SCH".

The Issuer's auditor is Morgan & Company, Chartered Accountants, Pacific Centre, 1730-700 West Georgia Street, Vancouver, British Columbia, V7Y 1A1. The registrar and transfer agent of the Issuer's common shares is Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, B.C. V6C 3B9.

The Issuer has one wholly owned subsidiary, 650256 Alberta Ltd. ("650256"), incorporated under the laws of Alberta on March 7, 1995.

ITEM 3. GENERAL DEVELOPMENT OF THE BUSINESS

The Issuer is an oil and gas company and has been engaged in the acquisition, exploration, and development of oil and gas properties since December 1996. Generally, the Issuer's seeks to acquire producing properties, but does not operate the wells. The Issuer's, through 650256, owned non-operating working interests in 286 oil and gas wells situated in Alberta and Saskatchewan.

The Issuer was originally classified as a "Junior Capital Pool" corporation under the policies of the Alberta Securities Commission (the "ASC") and the Alberta Stock Exchange (the "ASE"). Pursuant to an agreement dated December 18, 1996, the Issuer purchased all of the issued and outstanding shares of 650256 from an arm's length vendor for a total acquisition cost of $605,000. 650256 owned largely oil and gas properties. The acquisition of 650256 qualified as the Issuer's Major Transaction (as that term is defined in ASC Policy 4.11). The Issuer is no longer a Junior Capital Pool corporation and is no longer subject to Policy 4.11 of the ASC and Circular No 7 of the ASE.

Since the Major Transaction was completed, a 12 well, in-fill drilling program on the Bantry Gas Property located in southern Alberta, in which the Issuer has a 4% working interest, was completed in the spring of 1999. The operator, Enerplus Resources Corporation, has advised the Issuer that the 12 in-fill gas wells were successfully completed as wells capable of production. The cost of the drilling program to the Issuer was approximately $70,000. In addition, drilling has commenced on the Bantry property and the operator anticipates that two other wells will be added to the property. Approximately 10 gas wells on the Jenner property were re-worked by the operator Canadian cing wells to the property. The cost of the pNatural Resources Inc. during 1999 and two wells were successfully drilled and added as produrogram to the Issuer was approximately $3,200.

On May 19, 1999, the Issuer entered into agreements with Road Badger Inc. and the shareholders of Road Badger Inc., pursuant to which the Issuer agreed to purchase (a) all of the issued and outstanding common shares of Road Badger Inc. in consideration of the issuance of 15,000,000 shares of the Issuer, and (b) 58 Preferred Series "A" shares of Road Badger Inc. from certain preferred shareholders of Road Badger in consideration of the issuance of 1,683,856 common shares of the Issuer; and

On May 19, 1999, certain shareholders of Road Badger Inc. entered into an agreement with the Issuer and Savitri Franz, Burkhard Franz, Brij Aggarwal, Bruce Cottingham, and Ralph Englund, pursuant to which the Road Badger Inc. shareholders agreed to purchase 3,569,000 previously issued common shares of the Issuer held by the aforementioned shareholders of the Issuer at a price of $0.125 per share.

If all of the above May 19, 1999 agreements had completed, the result would have been a reverse takeover and change of control of the Issuer by and to Road Badger's shareholders. Road Badger Inc. would have become a wholly owned subsidiary of the Issuer. Trading of the Issuer's shares on the Exchange was halted on May 19, 1999, pending completion of the reverse takeover.

The agreements were subject to, among other things, receipt of regulatory and shareholder approvals, which were never obtained due to, among other things, the inability of the parties to agree on amended terms of the transactions as requested by the principals of Road Badger Inc. Accordingly, on January 21, 2000, the Issuer and its major shareholders terminated all agreements with Road Badger Inc. and its shareholders. The Exchange reinstated trading of the Issuer's common shares on February 23, 2000 following the pre-arranged sale, through the facilities of the Exchange, of 300,000 shares by Burkhard Franz, a director of the Issuer, to new shareholders to re-establish minimum public shareholder distribution of the Issuer's shares as required by the Exchange.

On March 20, 2000, the Issuer announced a private placement of 1,141,178 special warrants at a price of $0.17 per special warrant for total proceeds of $194,000. The private placement closed on April 3, 2000. Proceeds from the private placement were used for general working capital.

On June 14, 2000, the Issuer signed a Letter of Intent with SiteComp Inc. ("SiteComp") and its shareholders Richard and Adrienne Harrison to purchase all the issued and outstanding shares of SiteComp for $1,136,752 by issuing to the shareholders 4,156,250 of the Issuer's shares. SiteComp is a Minnesota based corporation. The transaction was deemed a reverse takeover according to policy 5.2 of the Alberta Stock Exchange. The Issuer filed all the required documents with the Alberta Stock Exchange and awaited final approval. In connection with the acquisition the Issuer loaned SiteComp $200,000 USD on October 11, 2000. On January 10, 2000 SiteComp terminated the agreement. The Issuer signed a settlement agreement on March 15 and received $50,000 US on execution of the agreement and the final payment of $185,000 was received on July 13, 2000.

On April 3, 2001, the Issuer signed a Share Purchase Agreement with all the principals of Computer Pundits Inc.("CPI") of Minnesota for a purchase price of $3,750,000 by the issuance of 12,500,000 common shares at a deemed price of $0.30 per share. The transaction was deemed a reverse takeover according to policy 5.2 of the Exchange. In connection with the agreement the Issuer had to complete a unit financing on or before the closing amounting to $500,000 US. In addition the Issuer had to provide a refundable deposit of $200,000 US.

$75,000 was delivered within 30 days of the execution of the agreement and the execution of the

general security documentation granting a security interest as collateral for all deposit payments. The Issuer received Exchange prior approval to loan $75,000. The rest of the loan of$125,000 was subject to prior approval of the Exchange and had to be delivered within 60 days of the execution of the agreement provided that CPI delivered all the documents for filing with the Exchange. In the event the portion was not delivered the Issuer had to provide the portion that was not delivered at closing. CPI did not deliver the required documents within the 60-day period. The Issuer filed all the documents with the exchange in November 2001 and was received a comments letter from the Exchange. On January 3, the agreement expired and CPI refused to give an extension. The Issuer has filed a claim to recover the $75,000 demand loan it made to CPI.

The Issuer is seeking new business acquisitions in the oil and gas sector.

ITEM 3.2 Significant Acquisitions and Dispositions

The Issuer had no significant acquisitions in its most recently completed financial year.

The Issuer signed an agreement dated May 31, 2001 to sell the remaining oil and gas non-operated interest in wells and facilities of its wholly owned subsidiary 650256 Alberta Ltd to 933676 Alberta Ltd for $120,000 cash with an effective date of April, 2001. The interests sold were interests of various percentages in 205 oil and gas wells in Alberta and Saskatchewan on the Jenner, Long Coulee, Nipisi and Dodsland properties. The Exchange accepted for filing the asset sale agreement dated May 31, 2001. The sale closed on July 31, 2001. There were no material obligations after the sale of the interests for the Issuer.

Due to the proposed acquisition agreement with Computer Pundits Inc. the company was pursuing a Change of Business application with the Exchange. The proceeds from the sale assisted the Issuer in its application for approval of the proposed acquisition of CPI but also resulted in no revenue being generated for the Issuer. The sale was at arms length.

ITEM 3.3 Trends

There are a number of trends that have been developing in the oil and gas industry, during the past two years that appear to be shaping the near future of the business. The first trend is the consolidation phase that occurred in 2001. This has affected companies of all sizes from the small emerging companies to the senior integrated organizations.

The second trend is the scarce access to external capital that the industry is currently experiencing. This can be partly attributed to the outstanding return that have been experienced in other sectors of the market and to the recent decline in the equity markets as a whole, however, this trend has been correcting and institutional investors appear to be beginning to refocus on traditional sectors for investment opportunities. It will require some time to see if this results in significant investment in the oil and gas sector.

The third trend is the current influence of foreign exploration and production companies on the Canadian oil and gas industry. The main influence has been from American companies that are acquiring companies and assets in Canada in order to build on long-term natural gas supplies to the United States. This trend will continue to influence valuation of Canadian assets.

The Canadian/U.S. exchange rate also influences commodity prices for Canadian producers, as there is high correlation between Canadian and U.S. oil and natural gas prices. The weakening of the Canadian dollar in the last few years is a positive trend and with recent significant weakening, the positive effect on pricing is growing in significance. More recently weakness in commodity prices for both crude oil and natural gas has adversely affected revenues and profits. In the last two months, there has been a renewed strengthening of crude oil and natural gas prices, which, if such trend is sustained, will positively affect revenues and profits.

ITEM 4. DESCRIPTION OF THE BUSINESS AND OPERATIONS

The results of the Issuer's operations are significantly affected by the market price of oil and gas, which are cyclical and fluctuate due to numerous factors beyond the Issuer's control, including levels of supply and demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar and certain other currencies, interest rates, global or regional political or economic crises, and sales of oil and gas by holders in response to such factors.

The Issuer does not anticipate that any aspect of its business will be affected in the current financial year by re-negotiation or termination of any contracts or sub-contracts.

The Issuer has one employee.

The Issuer currently has no foreign operations.

All phases of the Issuer's future operations are subject to environmental regulation in the jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for noncompliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Issuer's operations.

Within the three most recently completed financial years, the Issuer has not been declared bankrupt, has not made a voluntary assignment in bankruptcy, has not made a proposal under any legislation relating to bankruptcy or insolvency, and has not been subject to or instituted any proceedings, arrangement, or compromise with creditors, nor has it had a receiver, receiver manager, or trustee appointed to hold its assets.

The Issuer has refocused its efforts in pursuing acquisitions in the oil and gas sectors and will be engaged in the exploration for and development and production of crude oil and natural gas in Western Canada. Pursuant to a Share Purchase signed between the Issuer and the shareholders of Lanex Resources Inc. ("Lanex") and Macroplus Energy Inc. ("Macroplus") dated August 26th, 2002, the Issuer will purchase all the issued and outstanding shares of both companies from Edward Kozowy, Layne Arthur and Jacqueline A. Thiele (collectively, the "Vendors") for a purchase price of $680,000 cash and 700,000 common shares of the Issuer at a price of $0.10 per share allocated among the Vendors. Under the agreement, both companies are to become wholly–owned subsidiaries of the Issuer. The Issuer has applied for Exchange's approval and closing of the transaction will occur on September 30, 2002.

In the Garrington area of Alberta, Lanex holds various working and overriding royalty interests in 11.5 sections of land in Townships 34 and 35, Ranges 2 and 3, W5M. The lands are subject to a combination of Crown royalty, overriding royalty, and or freehold royalty. The area of interest is 7,360 acres containing a number of wells, all as disclosed in the summary of the report (the

"Sproule Report") dated July 12, 2002 and subsequent letter dated July 22, 2002 prepared by Sproule Associates Limited in respect of certain oil and gas properties of Lanex with an effective date of July 1, 2002.

Drilling Activity

						Lanex Resources Inc.	
Producing Wells			Lanex JVP		Lanex	Gross	Net
			WI	WI			
Entity #	UWI	Status	BPO	APO	WI	Wells	Wells
1	100/02-20-034-03W5/00	P	25	25	12.5	1	0.1250
2	100/04-20-034-03W5/00	P	100	100	50	1	0.5000
3	100/06-23-034-03W5/00	P	100	100	10	1	0.1000
5	100/14-23-034-03W5/00	P	100	100	10	1	0.1000
6	100/14-26-034-03W5/00	P	6.25	6.25	0.625	1	0.0063
7	100/06-27-034-03W5/00	P	100	100	10	1	0.1000
11	100/08-33-034-03W5/02	P	100	100	10	1	0.1000
19	100/06-05-035-03W5/02	P	55	55	5.5	1	0.0550
20	100/16-05-035-03W5/02	P	67.5	55	11.75	1	0.1175
25	100/06-09-035-03W5/02	P	75	75	7.5	1	0.0750
26	100/08-09-035-03W5/02	P	100	55	28	1	0.2800
27	100/14-09-035-03W5/00	P	62.86	62.86	6.286	1	0.0629
	SUB-TOTAL					12.0	1.62
Recomplete/Drilling Projects							
12	100/06-06-035-02W5/00	S	100	100	10	1	0.100
15	100/14-02-035-03W5/00	S	75	75	7.5	1	0.075
37	02/03-24-034-03W5/00	LOC	100	100	50	0	0.000
Low productivity (NRA) - NO EVALUATION REQUIRED				SUB-TOTAL		2.0	
9	100/16-27-034-03W5/02	P	100	100	10	1	0.10
33	100/06-16-035-03W5/02	P	100	75	10	1	0.10
35	100/08-16-035-03W5/02	P	100	75	10	1	0.10
	SUB-TOTAL					3.0	0.30
Suspended or Abandoned Wells/Zones - NO EVALUATION REQUIRED							
4	100/08-23-034-03W5/00	S	100	100	10	1	0.1000
8	100/16-27-034-03W5/00	S	100	100	10	0	0.0000
10	100/08-33-034-03W5/00	S	100	100	10	0	0.0000
13	100/03-01-035-03W5/00	S	75	75	7.5	1	0.0750
14	100/10-01-035-03W5/00	S	75	75	7.5	1	0.0750
16	100/01-03-035-03W5/00	S	75	75	7.5	1	0.0750
17	100/06-03-035-03W5/00	S	75	75	7.5	1	0.0750
18	100/09-03-035-03W5/00	S	75	75	7.5	1	0.0750
21	100/08-08-035-03W5/00	A	8.75	6.25	0.875	1	0.0088
22	100/14-08-035-03W5/00	A	8.75	6.25	0.875	1	0.0088
23	100/16-08-035-03W5/00	A	8.75	6.25	0.875	1	0.0088
24	100/06-09-035-03W5/00	A	75	75	7.5	0	0.0000
28	100/14-09-035-03W5/02	S	62.86	62.86	6.286	0	0.0000
29	100/06-10-035-03W5/00	S	75	75	7.5	1	0.0750
30	100/06-11-035-03W5/00	S	100	75	10	1	0.1000
31	100/11-11-035-03W5/00	S	0	0	0	0	0.0000
32	100/06-16-035-03W5/00	S	100	75	10	0	0.0000

34	100/08-16-035-03W5/00	S	100	75	10	0	0.0000
36	100/16-32-035-03W5/00	A	0	0	0	0	0.0000
	SUB- TOTAL					11	0.6763
				(1)			
						Gross	Net
Totals	Producers					15.0	1.9
	Suspended/Abandoned					13.0	0.9
	Total					28.0	2.8

Abbreviations and Definitions

"ARTC" means Alberta Royalty Tax Credit;

(b) "Bcf" means billion cubic feet of gas;

(c) "Mbbls" means thousands of barrels of oil;

"NGL" means natural gas liquids;

Reserves Definitions:

"Proven Reserves" are those quantities of crude oil, natural gas and natural gas by-products, which upon analysis of geological and engineering data, appear with a high degree of certainty to be recoverable at commercial rates in the future from know oil and gas reservoirs under presently anticipated economic and operating conditions. There is relatively little risk with these reserves.

Proven reserves are sub-divided into the following groups, depending on their status of development.

Proven Developed Reserves
These are proven reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. This group is further divided to include the following:
Proven Developed Producing Reserves
These are proven reserves that are presently being produced from completion intervals open for production in existing wells.

ii) Proven Developed Non-Producing Reserves

These are proven reserves that are currently not being produced but do not exist in completed but not producing, intervals in existing wells, behind casing in existing wells or at minor depths below the present bottom of existing wells. These proven reserves are expected to be produced through the existing wells in the predictable future. These reserves are classified as proven developed because the cost of making such reserves available for production is relatively small, compared to the cost of a new well.

Proven Undeveloped Reserves
These are proven reserves that are expected to be recovered from new wells on acreage, or from existing wells where relatively major expenditures are required for completion installation of processing and gathering facilities prior to the production of the reserves. Reserves on undrilled

acreage are limited to those drilling units of productive wells, where there is reasonable certainty of production.

Probable Reserves
Are those reserves that may be recoverable as a result of the beneficial effects that may be derived from the future institution of some form of pressure maintenance or other secondary recovery method, or as a result of a more favourable performance of the existing recovery mechanism than that deemed proven at the present time, or that may be reasonably be assumed to exist because of geophysical or geological indications and drilling done in regions that contain proven reserves. The risk associated with these reserves generally ranges from 25 to 75 percent.
An evaluation report of the petroleum and natural gas reserves of Lanex Resources in Garrington area of Alberta as of (July 1, 2002) and dated July 12, 2002 was prepared by Sproule Associates Limited (Sproule). Amended letter reports dated July 24, 2002 and September 10,2002 resulted in the following values:

SUMMARY OF THE EVALUATION OF LANEX'S P&NG RESERVES
AS OF JULY 1, 2002

REMAINING RESERVES (CONSTANT PRICE CASE)

	Gross	Lanex's Gross interest	Lanex's Net interest
Oil (Mbbl)			
Proven Developed Producing	88.8	8.3	7.1
Total Proven	88.8	8.3	7.1
Probable	39.4	6.5	5.6
Total	128.2	14.8	12.7
Solution Gas (MMcf) (Values included with oil			
Proven Developed Producing	191	18	14
Total Proven	191	18	15
Probable	104	16	12
Total	295	34	27
Pipeline Gas (MMcf)			
Proven Developed Producing	1050	320	265
Total Proven	1050	320	265
Natural Gas Liquids (Mbbl) (Values included with oil and gas)			
Proven Developed Producing	85.2	24.6	16.1
Total Proven	85.2	24.6	16.1
Probable	3.0	0.6	0.5
Total	88.2	25.2	16.6

Probable Reserves and Values are Unrisked
Includes ARTC And Abandonment Costs

Estimated Company (Lanex) Present Worth Values Before Income Taxes as of July 1, 2002 (CONSTANT PRICE CASE)

Discount Rates	0%	10%	15%	20%
Proven developed producing	$	$	$	$
Oil	178,000	144,000	133,000	123,000
Gas	930,000	560,000	468,000	403,000
Total	1,108,000	704,000	601,000	526,000
Probable				
Oil	39,000	23,000	18,000	15,000
Gas	-	-	-	-
Grand Total	1,147,000	728,000	619,000	541,000

Company Gross Reserves are the Company's working, lessor royalty, and overriding royalty interest of the remaining reserves, before deduction of any royalties that may exist.

It should be noted that the above values for the probable reserves have been reduced by 50% to account for risk.

The above present worth values for natural gas include the value of the corresponding NGLS and the values for oil include the associated solution gas.

All of the above values may not necessarily be fair market values of the reserves.

REMAINING RESERVES (ESCALATED PRICE CASE)

	Gross	Lanex's Gross interest	Lanex's Net interest
Oil (Mbbl)			
Proven Developed Producing	84.1	8.0	6.9
Total Proven	84.1	8.0	6.9
Probable	38.9	6.5	5.8
Total	123.0	14.5	12.7
Solution Gas (MMcf) (Values included with oil			
Proven Developed Producing	176	17	14
Total Proven	176	17	14
Probable	103	15	13
Total	280	32	27
Pipeline Gas (MMcf)			
Proven Developed Producing	1050	320	265
Total Proven	1050	320	265
Natural Gas Liquids (Mbbl) (Values included with oil and gas)			
Proven Developed Producing	84.7	24.5	16.1
Total Proven	84.7	24.5	16.1
Probable	3.0	0.6	0.5
Total	87.7	25.1	16.5

Probable Reserves and Values are Unrisked
Includes ARTC And Abandonment Costs

Estimated Company (Lanex) Present Worth Values Before Income Taxes as of July 1, 2002 (ESCALATED PRICE CASE)

Discount Rates	0%	**10%**	15%	20%
Proven developed producing	$	$	$	$

Oil	152,000	128,000	119,000	112,000
Gas	938,000	564,000	473,000	409,000
Total	1,090,000	692,000	592,000	521,000
Probable				
Oil	35,000	21,000	17,000	13,000
Gas	-	-	-	-
Grand Total	1,125,000	713,000	609,000	533,000

Company Gross Reserves are the Company's working, lessor royalty, and overriding royalty interest of the remaining reserves, before deduction of any royalties that may exist.

It should be noted that the above values for the probable reserves have been reduced by 50% to account for risk.

The above present worth values for natural gas include the value of the corresponding NGLS and the values for oil include the associated solution gas.

All of the above values may not necessarily be fair market values of the reserves.

Table S-2
Summary of Selected Price Forecasts
(Effective July 1, 2002)

Year	WTICushing Oklahama ($US/bbl)	Edmonton Par Price 40 API ($Cdn/bbl)	Alberta 30-Day Spot AECO ($CDN/MMBtu)	Henry Hub ($US/MMBtu)
2002(6mos)	25.30	37.34	4.45	3.48
2003	24.10	36.30	5.14	3.84
2004	22.13	33.17	4.71	3.55
2005	21.44	32.09	4.23	3.25
2006	21.76	32.61	4.33	3.29
2007	22.08	33.11	4.42	3.34
2008	22.42	33.61	4.52	3.39
2009	22.75	34.12	4.60	3.44
2010	23.09	34.64	4.68	3.50
2011	23.44	35.17	4.76	3.55
2012	23.79	35.70	4.85	3.60
2013	24.15	36.24	4.93	3.66
Thereafter		Escalation Rate of 1.5% per Year		

Note:
a. 40 degrees API, 0.4% sulphur

<u>Lanex Working Interest Reserves Reconciliation before deduction of royalties</u>

Crude Oil (Mbbl) NGL's (Mbbl) Natural Gas (MMcf)

	Proved	Probable	Total	Proved	Probable	Total	Proved	Probable
Total at March 1, 2001	55.2	6.1	61.3	2.9	0.3	3.2	66.0	7.0
Acquisitions	1.8	1.8	3.6	47.8	0.4	48.2	638.0	0.0
Dispositions	50.6	6.4	57.0	26.5	0.5	27.0	378.4	6.3
Discoveries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Production	1.9	0.0	1.9	1.4	0.0	1.4	16.9	0.0
Revisions	3.5	5.0	8.5	1.7	0.4	2.1	28.3	14.3
Total as of July 1, 2002	8.0	6.5	14.5	24.5	0.6	25.1	337.0	15.0

Notes: Probable volumes have not been reduced by 50% risk for the purposes of reserve reconciliation

Drilling History

Lanex did not participate in the drilling of any wells from March 1, 2001 to July 1, 2002.

Production History, Prices Received and Capital Expenditures

Lanex disposed of a 90% interest in it's assets as of May 18, 2001 comprising of about 35 Boe/d using a gas to oil conversion of 6:1. Lanex acquired an interest in section 20-34-3W5 in January 2002 and disposed of 50% of this interest in May 2002. Lanex's current net production as of July 1 2002 is 37 Boe/d using a gas to oil conversion of 6:1. Two suspended Viking oil wells were recompleted in the Cardium zone between December 2001 and June 2002 resulting in incremental production of 2 bopd net to Lanex. A third Viking well was recompleted in the Cardium zone July 2002 and was recently placed on production at 10 bopd gross and 2.8 bopd net to Lanex.

EXPLORATION AND DEVELOPMENT WORK

The material development work on the property comprises of completion of three Cardium wells at 6-5-35-3W5 December 2001, now producing 4 bopd, 16-5-35-3W5 June 2002 now producing 16 bopd, and 8-9-35-W5 now producing 8 bopd. The gross AFE cost of these was $150,000 each. Lanex's net interest in each of the entities is 5.5%, 11.75%, and 28% before payout consecutively. The latter two revert to 5.5% after payout as stated in the Sproule report. For the next 6 months the development cost for Lanex will be $50,000 and relates to the following:

Well	Cost $	Purpose
00/14-23-034-03W5/0	15,000	Refrac Viking Zone and Install pumpjack
00/06-06-035-02W5/2	17,750	Drill out bottom/Complete Pekisko Gas
00/10-01-035-03W5/0	6,000	Perforate and Acidize Pekisko Gas
00/14-02-035-03W5/0	11,250	Corod Change/Refrac Min-

		frac/Pumpjack inst

Wells

Gross and Producing	Net and Producing	Gross Suspended	Net Suspended
15	1.9	4	0.33

(Note: This is the AEUB designation of well type)

ITEM 5. SELECTED CONSOLIDATED FINANCIAL DATA

The following table is a summary of selected financial information of the Issuer for the years indicated.

	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999
Total gross revenue (interest) ($)	328,852	227,226	78,373
Cash flow from operations (or loss) ($)	77,956	202,501	20,661
Per share - basic ($)	0.001	0.03	0.03
Per share - fully diluted ($)	0.001	0.03	0.03
Net Income (or loss) $	(232,424)	(186,695)	(67,877)
Per share - basic	(0.03)	0.02	(0.01)
Per share – fully diluted	(0.03)	0.02	(0.01)
Total assets ($)	493,569	705,762	452,193
Total long term debt ($)	-	-	260,000[1]
Cash dividends ($)	-	-	-

1. The loan from the Alberta Treasury Branch was demand in nature and bears interest payable monthly at the bank prime rate plus 1.5%. It was secured by a General Security Agreement, a continuing debenture in the amount of $1,000,000 providing a fixed charge over resource properties and a floating charge over other assets, and a specific assignment of all long-term gas contracts. In August 2000 the Issuer sold its major producing property (Bantry) to the Operator, Enerplus Corporation with an effective date of January 1, 2000. The loan with the Alberta Treasury Branch was fully paid up in August 2000.

The following is a summary of selected financial information of the company for the periods indicated.

Quarter Ended	Total Gross Revenues	Net Income (Loss)	Net Income Per Share – Basic	Net Income Per Share-Diluted	Cash Flow From Operations	Cash Flow From Operations Per Share-Basic	Cash Flow From Operations Per Share – Diluted
	$	$	$	$	$	$	$
December 31, 2001	13,547	(42,403)	(0.005)	(0.005)	16,304	0.002	0.002
September 30, 2001	1,209	(58,492)	(0.02)	(0.02)	261,334	0.03	0.04

June 30, 2001	923	(116,585)	(0.01)	(0.01)	(222,001)	(0.03)	(0.03)
March 31, 2001	62,694	(15,303)	(0.003)	(0.003)	54,927	0.01	0.01
December 31, 2000	63,725	(32,936)	(0.004)	(0.004)	(342,229)	(0.04)	(0.04)
Septembe r 30, 2000	66,201	(86,239)	(0.03)	(0.03	351,638	0.04	0.04
June 30, 2000	53,552	(35,947)	(0.005)	(0.005)	14,951	0.002	0.002
March 31, 2000	43,748	(41,116)	(0.001)	(0.001)	178,141	0.03	0.03
December 31, 1999	106,327	(67,877)	(0.011)	(0.011)	(469)	(0.0001)	(0.0001)
Septembe r 30, 1999	82,422	0.013	0.013	0.013	22,242	0.004	0.004
June 30, 1999	76,773	(20,821)	(0.003)	(0.003)	2,839	0.001	0.001
March 31, 1999	63,330	(21,574)	(0.004)	(0.004)	(3,951)	(0.001)	(.001)

ITEM 5.2 Dividend Record and Policy

The Issuer has not paid any dividends since incorporation and it has no plans to pay dividends in the near future. It is intended that the Issuer will not pay any dividend in the near future and the future earnings will be retained to finance further expansion of the business and operations of the . Any decision to pay dividends on the Issuer's common shares will be made by the board of directors on the basis of the Issuer's earnings, financial requirements and other conditions existing at such future time.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion of the Issuer's results of operation for the financial years ended December 31, 2001 and 2000 should be read with the Issuer's financial statements and the notes thereto. There were no major changes in the Issuer's accounting policies during the two-year period.

Results of Operations

The Issuer generated approximately $61,340 in revenues from operations of its non-operated resource properties for the year ended December 31, 2001, compared to $222,004 for the year ended December 31, 2000. The decrease in 2001 is due to the sale of the remaining portion of the Issuer's oil and gas interest in 933676 Alberta Ltd which had an effective date of April 1,2001. The Issuer made a gain on sale of the resource property of $20,862. The Issuer generated a loss from operations of $232,424 for the year ended December 31, 2001, compared to a lower loss of $186,695,103 for the year ended December 31, 2000.

December 31, 2001 Compared with December 31, 2000

The increased loss in 2001 were primarily due to no revenue being generated since the company sold all of its revenue based assets. Legal fees, audit, valuation and professional work done as a result of the proposed reverse takeover of Computer Pundits Corporation and the delays that occurred to obtain the information for

the Sponsor and Exchange Filing increased the losses further. All legal fees that occurred as a result of settlement with SiteComp were reduced by $50,000, which SiteComp refunded to the Issuer for its share of the legal cost that Schwanberg incurred. The legal cost that the Issuer incurred for the Settlement with SiteComp became negligible due to the SiteComp refund of $50,000 for legal costs Schwanberg incurred for the entire transaction. Additional legal cost that the Issuer incurred was due to the 10SB Filing for the Issuer shares to be registered in the United States and the Sponsor legal fees. The Share Purchase Agreement expired on January 3, 2002 and Computer Pundits refused to grant an extension to the Issuer.

During the financial years ended December 31, 2001 and 2000 and to the date of this Annual Information Form, the Issuer disposed of all of its assets to finance its two proposed acquisition with SiteComp and Computer Pundits Inc.

Liquidity and Capital Reserves

The Issuer's working capital as at December 31,2001 was $400,637. Currently, the Issuer holds cash of approximately over $350,000 in its bank account. The Issuer intends to complete a private placement during the December 2002 of 1,000,000 shares at a price of $0.10 per share. The Issuer's received conditional approval from the Exchange. Management's objective is to maintain a positive working capital position in the future. New equity, which the Issuer is not assured of securing, should continue to be the primary source for funding ongoing operations for the next 12 months. In the longer term, the amount of positive cash flow, if any, generated from its business, measured against the resources required to expand operations, should determine the Issuer's funding requirements.

Outlook for the Fiscal Year Ending December 31, 2002

Over the next 12 months the Issuer intends to pursue its expansion plans through acquisition and exploration of larger producing oil and gas properties to significantly increase its revenue base. The Issuer signed an agreement with the shareholders of Lanex Resources Inc. and Macroplus Energy Inc to purchase all the issued and outstanding shares of the two corporations. Lanex owns varying percentage interests in oil and gas properties in the Garrington Area, Alberta and is the operator. The agreement is subject to Exchange approval and Closing of the transaction is September 30, 2002 with an effective date of July 1, 2002.

Risk Factors

The Issuer and its securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in this Annual Information Form before making an investment in the Issuer. The Issuer's limited operating history makes it difficult to predict how its business will develop and its future operating results. In particular, a prospective investor should consider the following potential risk factors:

Risk of Oil and Gas Exploration

Exploration of properties requires compliance with the laws of the jurisdiction in which the properties are located, and potential changes to laws relating to exploration activities, environmental considerations, and title to properties are a significant risk. In addition, factors such as market fluctuation; capacity and proximity to market, and weather are all beyond the Issuer's control and also pose significant risks.

Uncertainty of Funding

Drilling programs will be pursued by the Issuer with an objective of establishing oil and gas in commercial quantities. The Issuer intends to fund the proposed programs with its working capital. If sources of equity financing were not available to the Issuer in the future, the Issuer would seek a joint venture relationship in which the funding source could become entitled to a shared, negotiated interest in the property or the projects. If drilling programs are successful in establishing commercial quantities of oil and gas, additional funds will be required for the development of the properties and to reach commercial production. In that event, the Issuer would seek capital through further equity funding, by offering an interest in the property being drilled and allowing the party or parties carrying out further exploration or development thereon to earn an interest, or through a combination of funding arrangements. There can be no assurance of these funding sources. Furthermore, if the Issuer is unable to obtain the capital resources necessary to meet exploration or development obligations that now apply or that would apply in joint ventures with others, its potential as a "going concern" could be seriously affected.

Competition

Aggressive competition exists for oil and gas opportunities. There is a number of large established oil and gas companies with substantial capabilities and greater financial and technical resources than the Issuer, and the Issuer may be unable to acquire additional attractive oil and gas properties on terms it considers acceptable. Accordingly, there can be no assurance that the Issuer's oil and gas programs will yield any new reserves or result in any further commercial operation in the future.

Factors May Detrimentally Affect the Markets for Oil and Gas

Oil and gas exploration and development is a speculative business and involves a high degree of risk. The marketability of oil and gas that may be acquired or discovered by the Issuer or its partners will be affected by numerous factors beyond the Issuer's control. These factors include market fluctuations; the proximity and capacity of oil and gas processing equipment; supply and demand; inflation; government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting; and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Issuer not receiving an adequate return on invested capital.

Uninsurable Risks

During exploration and development of, and production from, oil and gas properties, certain risks, and in particular, unexpected or unusual geological formations and change in operating conditions may occur and may expose the Issuer to liabilities. If any liabilities arise, the payment of those liabilities may have a material adverse effect on the Issuer's financial position. It is not always possible to fully insure against risks or the Issuer may elect not to cover risks because of the high cost of insurance. The Issuer may become subject to liability for pollution or hazards. Payment of liabilities for claims for such occurrences could reduce or eliminate any future profitability and could result in increasing costs and a decline in the value of the securities of the Issuer.

Failure to Comply with Laws

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration or development operations may be required to compensate those suffering loss or damage by reason

of those activities and may have civil or criminal fines or penalties imposed on them for violations of applicable laws or regulations.

Uncertainty of Ownership Right of Oil and Gas Properties

There is no assurance of title to any property interests acquired by the Issuer and those property interests may be subject to prior unregistered agreements or transfers or other land claims, undisclosed compliance failure by prior owners, or deficiencies in registration or renewals of such concessions, and title may be affected by defects, misinterpretation, and adverse laws and regulations that have not been identified by the Issuer.

Permits and Licenses

The Issuer's operations require licenses and permits from various governmental authorities. While the Issuer currently has been granted all requisite licenses and permits to enable it to carry on its existing business and operations, there can be no assurance that the Issuer will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development, and oil and gas operations on its projects.

Environmental Regulations

The Issuer's operations are subject to environmental regulations, which are subject to change, promulgated by government agencies governing taxes, waste disposal, and toxic substances. Failure to comply with environmental regulations may result in enforcement action being taken against the issuer or its subsidiary, including orders to cease operations, and/or corrective measures requiring capital expenditures and delay. The Issuer may be required to compensate those suffering loss or damage as a result of any such failure to comply.

Public Markets Uncertainty

The market price of the Issuer's shares may fluctuate substantially. Moreover, an active public trading market may not develop or, if any active public market develops, it may not be sustained. A number of factors may affect the market price for the Issuer's common shares including the following:

The quarterly and annual variations in the Issuer's results of operation; developments in the Issuer's industry; the Issuer's ability to timely announce its quarterly or fiscal year-end operating results; and

General market conditions and other factors, including factors unrelated to the Issuer's operating performance.

Results Fluctuate

The Issuer's results of operations are difficult to predict and may fluctuate from quarter to quarter.

History of Losses

The Issuer has a history of losses and may incur losses in the future, and its losses may increase because of the Issuer's ongoing drilling program. As a result, the Issuer will need to generate significantly greater revenues than it has to date to achieve and maintain profitability. The Issuer's

business strategies may not be successful and the Issuer may not be profitable in any future period.

Reliance on Key Personnel

The Issuer depends largely on the continued service of its executive officers and other key management. The loss of the services of one or more of the Issuer's executive officers could have a material effect on its business results of operations or financial condition.

Forward-looking Statements

The Management Discussion and Analysis as set out herein contains several forward-looking statements. The forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. Readers should be aware that the Issuer is not under any obligation to publicly release the results of any revision to these forward-looking statements, which may not reflect circumstances or occurrences of unanticipated events after the date of this Annual Information Form.

Events Subsequent to December 31, 2001

1. On January 3, 2002, the Issuer's agreement with Computer Pundits Inc. expired. The Issuer requested CPI granted an extension and no extension. The Corporation shares were re-instated for trading by the Exchange in January 2002.

2. On February 19, 2002, the Issuer settled its legal bills with Martin & Associates by the Issuance of 193,540 shares. The Issuer received Exchange approval for the issuance.

3. On April 19, 2002, the Issuer completed a private placement of 2,000,000 shares at an exercise price of $0.05 per share. Burkhard Franz and Savi Franz were two of the placees each purchasing 200,000 shares. The shares are subject to a hold period of one year from the date of approval.

4. On September 5th, 2002, the Issuer announced a private placement of 1,000,000 shares at a purchase price of $0.10 per share. The private placement is subject to Exchange approval. Savi Franz is one of the places purchasing 650,000 common shares.

ITEM 7. MARKET FOR SECURITIES

The Issuer's common shares are listed and posted for trading on the TSX Venture Exchange under the trading symbol "SCH".

ITEM 8.1 DIRECTORS AND OFFICERS

Name, Present Office Held and Municipality of Residence	Director Since	Principal Occupation For the Previous Five Years

BURKHARD FRANZ[(1)] Director, President, Officer, and Chief Financial Officer Silverton, B.C.	June 1998	March 2000- present, President, CEO of the Issuer; June 1998 – present, Director of the Issuer, Sept. 1996 – June 1998, self employed; May 1993 – Sept. 1996 President, Kingfisher Marble Ltd; March, 1988 – Sept; 1996, President, Director of Franz Capital Corporation
BRUCE COTTINGHAM[(1)] Director Nelson, B.C.	September 1994	ExecutiveCoordinator, Nelson District Community Reserouces Society Sept 1994; Independent business consultant with Bruce E. Cottingham & Associates, a company offering research, advisory, and training services, since 1983
RALPH ENGLUND[(1)] Director Surrey, B.C.	December, 1994	Feb 2000 – Present, Teacher Relevant High School, Surrey, B.C.; June 1992 Geophysical consultant; President of R. Englund & Associates
SAVI FRANZ Corporate Administrator Victoria, B.C.	December, 1996	1996 – 2001, Director of Schwanberg International Inc.; 2001 – current, Corporate Administrator of Schwanberg International Inc.

(1) Member of the Issuer's audit committee

The Issuer's directors are elected and hold office until the next annual general meeting of the Issuer's shareholders, unless any director resigns, is removed, or becomes disqualified earlier.

The Issuer's directors and senior officers as a group beneficially own, directly or indirectly, or exercise control or direction over 2,759,299 or 29% of the Issuer's voting shares as of September 17, 2002.

The Issuer has no executive committee, but is required to have an audit committee, the members of which are Burkhard Franz, Bruce Cottingham, and Ralph Englund.

ITEM 8.2 Corporate Cease Trade Orders or Bankruptcies

None of the current or proposed directors, officers or promoters of the Issuer or 650256 Alberta Ltd. is, or within the past five years has been, a director, officer, or promoter of any other issuer in any jurisdiction, including the United States, that while that person was acting in that capacity:

Was struck from the applicable corporate registry pursuant to the laws of that Issuer's jurisdiction of incorporation; or
Was the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days; or
Was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager, or trustee appointed to hold the assets of that person.

PENALTIES OR SANCTIONS

No current or proposed directors, officer or promoter of the Issuer has, within the past 10 years, been subject to any penalties or sanctions imposed by a court or securities regulatory authority

relating to trading in securities, promotion or management of a publicly traded issuer, or theft or fraud.

INDIVIDUAL BANKCUPTCIES

No Current or proposed director, officer or promoter of the Issuer has within the past five years, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings arrangement, or compromise with creditors or had a receiver, receiver manager, or trustee appointed to hold the assets of that individual.

CONFLICTS

Circumstances may arise when members of the board of directors or officers of the Issuer are directors or officers of the Issuer, which are in competition to the interests of Schwanberg. No assurance can be given that opportunities identified by such board members or officers will be provided to Schwanberg. Pursuant to the Business Corporation Act (Alberta), directors who have an interest in a proposed transaction upon which the board of directors of the Corporation is voting are required to disclose the interests and refrain from voting on the transaction.

As of September 17th, 2002 the Issuer was not aware of any existing or potential material conflicts of interest between the Issuer and a subsidiary of the Corporation and a director or officer of the Corporation or of a subsidiary of the Corporation.

ITEM 9 ADDITIONAL INFORMATION

The Issuer will provide to any person, on written request to the Secretary of the Issuer, c/o Schwanberg International Incorporated, copies of the following documents:

(a) when the Issuer's securities are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

(i) one copy of this Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form;

(ii) one copy of the Issuer's comparative audited financial statements for the financial year ended December 31, 1999, together with the auditors' report thereon, and one copy of any interim financial statement of the Issuer subsequent to the financial statements for the Issuer's most recently completed financial year;

(iii) one copy of the Issuer's information circular regarding its most recent annual meeting of shareholders that involved the election of directors; and

(iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not provided under (i) to (iii) above; or

(b) at any other time, one copy of any of the documents referred to in (a)(i), (ii), and (iii) above, provided that the Issuer may require payment of a reasonable charge for that copy if the request is made by a person who is not a security holder of the Issuer.

Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Issuer's securities, options to purchase securities, and interests of insiders in material transactions, where applicable, is contained in the Issuer's information circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is also provided in the Issuer's comparative financial statements for its most recently completed financial year.

For additional copies of this Annual Information Form and the materials listed in the preceding paragraphs, please contact:

Schwanberg International Incorporation
620 Lake Avenue, Silverton
B.C. V0G 2B0

(12)

SCHWANBERG INTERNATIONAL INCORPORATED

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the shareholders of Schwanberg International Incorporated (the "Corporation") will be held at 620 Lake Avenue, Silverton, B.C. V0G 2B0 on June 30 th, 2002 at 9 a.m. for the following purposes:

a. To receive and consider the audited financial statements for the year ended December 31, 2001, and the report of the auditors thereto;

b. To elect the Directors of Schwanberg

c. To transact other business as may properly come before the Corporation Meeting, or any other adjournment or adjournments thereof.

d. To appoint auditors for the next financial year

Shareholders are entitled to vote at the Meeting either in person or by proxy. Those who are unable to attend are requested to read, complete, sign, date and return the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Circular accompanying this Notice Please advise Schwanberg of any change in your mailing address.

Dated at Silverton, British Columbia on May 15, 2002.

By Order of the Board of Directors

"Burkhard Franz"
Burkhard Franz
President, Chief Executive Officer,
and Director

SCHWANBERG INTERNATIONAL INCORPORATED

NATIONAL POLICY STATEMENT NO. 41

Dear Shareholder:

The enclosed material is being sent to you on our behalf pursuant to National Policy No. 41 (the "Policy") either because you have elected to receive such material, or because the nature of the Meeting requires that it be sent to you unless you have specially waived it. In addition to receiving the enclosed material, you are also entitled to receive our interim financial statements. If you wish them, please complete, sign and return the request below in the enclosed self-addressed envelope.

Your name will then be put on the Supplemental Mailing List kept by us (or on our behalf) as required by the Policy. You will note, that by signing the request, you are certifying that you are the owner of the shares in **Schwanberg International Incorporated.** Under the Policy, we are entitled to ask for that certification.

The Policy contemplates that this election will be renewed each year in order to enable us to make sure we are only mailing interim financial statements to persons who continue to be non-registered shareholders. Accordingly, as long as your status remains the same with the custodian of your shares, you will receive a new request each year which you must complete, sign and return in order to continue receiving interim financial statements.

Yours truly,

SCHWANBERG INTERNATIONAL INCORPORATED

Per: signed "Burkhard Franz"
BURKHARD FRANZ
President, Chief Executive Officer and Director

TO: SCHWANBERG INTERNATIONAL INCORPORATED
P.O. Box 58
Silverton, British Columbia
V0G 2B0

Please add my name to your Supplementary Mailing List kept by you in order that I might receive interim financial statements. I confirm that I am the owner of shares in **Schwanberg International Incorporated.**

Signature:______________________
Name:_________________________ Address________________________________
(Please Print)

SCHWANBERG INTERNATIONAL INCORPORATED

INFORMATION CIRCULAR
IN RESPECT OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 30, 2002

SOLICITATION OF PROXIES

This Information Circular is provided in connection with the solicitation by management of SCHWANBERG INTERNATIONAL INCORPORATED (the "Corporation") of proxies for the annual general meeting of shareholders of the Corporation to be held on June 30, 2002, at 620 Lake Avenue, Silverton at 9.00 a.m. (Pacific Time).

The directors contemplate a solicitation of proxies primarily by mail, but they may also solicit proxies personally, by facsimile or by telephone. The costs of such solicitations will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

Shareholders have the right to appoint a nominee (who need not be a shareholder) to represent them at the meeting other than the persons designated in the enclosed form of proxy, and may do so by printing the name of the proxy in the blank space provided in the first paragraph of the proxy form.

A form of proxy will not be valid for the meeting or any adjournment unless it is completed by the shareholder or by his attorney authorized in writing and delivered to 620 Lake Avenue, Silverton, British Columbia, V0G 2B0 not less than 48 hours (excluding Saturdays, Sundays and Statutory Holidays) before the meeting, or any adjournment of the meeting.

In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it any time before it is exercised by instrument in writing executed by the shareholder or by his attorney authorized in writing and deposited at the offices of Schwanberg International Incorporated at any time up to and including the last business day preceding the day of the meeting, or any adjournment, at which the proxy is to be used, or with the chairman of the meeting on the day of the meeting, or any adjournment of the meeting.

ADVICE TO BENEFICIAL SHAREHOLDERS

Shareholders who do not hold their shares in their own name (referred to herein as "Beneficial Shareholders") are advised that only proxies from Shareholders of record can be recognized and voted upon at the Meeting. Beneficial Shareholders who complete and return a proxy must indicate thereon the person (usually a brokerage house) who holds their shares as a registered Shareholder. Every intermediary (broker) has its won mailing procedure, and provides its own return instructions, which should be carefully followed. The Instrument of Proxy supplied to intermediaries (brokers) is

identical to that provided to registered Shareholders, however, its purpose is limited to instructing the intermediary (broker) how to vote on behalf of the Beneficial Shareholder.

All references to Shareholders in this Management Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

VOTING OF PROXIES

All Common Shares represented at the Meeting by properly executed proxies will be voted and where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy, the Common Shares represented by the proxy will be voted in accordance with such specifications.

In the absence of any such specification, the management designees, if named as proxy, will favor of all matters set out herein.

The persons named in the enclosed form of proxy are directors and/or officers of the Corporation and have indicated their willingness to represent as proxy the shareholder who appoints them. Each shareholder may instruct his proxy how to vote his shares by completing the proxy form.

The person indicated in the accompanying proxy shall vote the shares in respect of which they are appointed in accordance with the direction of the shareholder appointing them. **IN THE ABSENCE OF SUCH INSTRUCTIONS, SUCH COMMON SHARES WILL BE VOTED FOR THE APPROVAL OF ALL RESOLUTIONS IN THIS MANAGEMENT INFORMATION CIRCULAR.**

The enclosed Instrument of Proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting. At the time to printing this Management Information Circular, the management of Schwanberg knows of no such amendments, variations or other matters to come before the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Schwanberg is authorized to issue an unlimited number of Common Shares.

As of the Effective Date, Schwanberg had 10,006,718 Common Shares issued and outstanding all of which are without nominal or par value. Holders of Common Shares are entitled to one vote at the Meeting for each Common Share held.

Schwanberg has prepared a list of Shareholders of record at the closed of business on May 15, 2002. (The "Record"). A holder of Common Shares of Schwanberg name on that list will be entitled to vote the Common Shares then registered in such holder's name, except to the extent that: (a) the holder

has transferred the ownership of any of his Common Shares after that date, and (b) the transferee of those Common shares produces properly endorsed share certificates, or otherwise establishes that he owns the shares and demands, not later than the close of business ten (10) days before the Meeting, that his name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote his Common Shares at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, the only persons beneficially owning directly or indirectly, shares carrying more than 10 percent of the voting rights attached to all shares of the Corporation as of the date of this Information circular are:

Name		Number of Share	Percentage
Savi Franz Silverton, B.C.	Indirect and Beneficial	1,130,133	11.3%
Burkhard Franz Silverton, B.C.	Indirect and Beneficial	1,783,166	17.8%

CAPITAL STRUCTURE

Capital	Authorized	Currently Outstanding	Outstanding at record date
Common Shares	Unlimited	10,006,718	10,006,718
Preferred	Unlimited	nil	nil

EXECUTIVE COMPENSATION

Savi Franz has entered into an Employment Agreement with Schwanberg in 1998. Pursuant to this agreement Ms. Savi Franz monthly salary is $3,000 currently renewable in twelve months and is entitled to participate in any benefit plans adopted by Schwanberg from time to time.
In the last completed financial year of the Corporation the directors were not paid cash compensation in their capacities as such. The directors are reimbursed for miscellaneous out of pocket expenses incurred in carrying out their duties as directors.

Schwanberg has a stock option plan (the "Plan") which was established by the Directors and approved by the Shareholders of Schwanberg. The purpose of the Plan is to afford the persons who provide services to Schwanberg, whether Directors, Officers, Consultants or employees of Schwanberg or its subsidiaries, an opportunity to obtain a proprietary interest in Schwanberg by permitting them to purchase Common Shares of Schwanberg and to aid in attracting, aa well as retaining and encouraging the continued involvement of such persons with Schwanberg. Under the terms of the Plan, the Board of Directors has full authority to administer the Plan in accordance with the terms of the Plan. The terms of the Plan maybe only be amended by obtaining Shareholder approval. Subject to adjustments as set forth in the Plan, up to 10% of the issued and outstanding

Common Shares of Schwanberg may be reserved and set aside for issuance upon exercise of options which may be granted pursuant to the Plan. The aggregate number of shares to be delivered upon exercise of the options to any individual will not exceed 5% of the issued shares of Schwanberg.

MATTERS TO BE ACTED UPON AT THE MEETING

1. Election of Directors

There are presently three (3) directors of the Corporation. The names and municipalities of residence of persons proposed to be nominated for election as directors, the number of voting securities of the Corporation beneficially owned, directly or indirectly, or over which each exercises control or direction, the offices held by each in the Corporation as at the date of this Information Circular. The information contained in this table as to number of shares of the Corporation beneficially or controlled directly or indirectly is based upon information furnished to the Corporation by respective nominees.

Name, Municipality of Residence	Principal Occupation	Common Shares beneficially owned and or/ controlled
Bruce Cottingham Director Nelson, B.C.	Director	-
Ralph Englund 76 - 15875 20th Avenue South Surrey, B.C. V4A 2B1	Director	-
Burkhard Franz Director Silverton, B.C.	Businessman	1,783,166

The shareholders will be asked to consider and approve the following resolution:

> IT IS RESOLVED THAT subject to the provisions of the Corporation's Articles and By-Laws Bruce Cottingham, Ralph Englund and Burkhard Franz are elected directors of the Corporation until the next annual meeting of the shareholders.

In order to pass, this resolution requires the affirmative vote of the majority of all votes cast.

2. APPOINTMENT OF AUDITORS

The directors of the Corporation propose to nominate Morgan & Company, Chartered Accountants, Suite 1730 Pacific Centre, 700 West Georgia, Vancouver, British Columbia, V7Y 1A1, **Or any other firm of suitable auditors as the directors may find to act as** auditors for the Corporation until the close of the next annual meeting of shareholders at a remuneration to be fixed by the directors. .

In order to pass, this resolution requires the affirmative vote of the majority of all votes cast.

3. ACQUISITION OF OIL & GAS ASSETS

The shareholders will be asked to approve the use of all or part of the cash of the company to purchase asset in oil and gas with reserves immediately. The Corporation as at the date of this information circular, has not executed documentation to acquire any assets, however it may do so during the foreseeable future.

The resolution sought to be passed is as follows:

> "BE IT RESOLVED THAT as a resolution of the Shareholders that:
>
> The directors are authorized to use all or part of the cash towards the purchase of oil and gas assets . Any officer or director of the Company is hereby authorized to execute, file and deliver such documents, articles of amendment, instruments and deeds and do such further acts and things and obtain such approvals as may be deemed necessary or requisite to give effect to the foregoing."

In order to pass, this resolution requires the affirmative vote of the majority of all votes

4. OTHER BUSINESS

While there is no other business other than mentioned in the Notice of Meeting to be presented for action by Shareholders at the Meeting, it is intended that the proxies solicited by this Management Information Circular will be exercised upon any other matters and proposals that may properly come before the Meeting or any adjournment or adjournments thereof, in accordance with the discretion of the persons authorized to act thereunder.

APPROVAL AND CERTIFICATION

The contents of this Information Circular have been approved by the board of directors of the Corporation.

This Information Circular constitutes full, true and plain disclosure of all material facts relevant to the particular matters to be voted on by the shareholders.

This Information Circular contains no untrue statements of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

"Burkhard Franz"
Burkhard Franz
President, Chief Executive Officer,
and Director

Dated: May 10, 2002

"Bruce Cottingham"
Director

INFORMATION CONCERNING THE COMPANY

Business of the Corporation

On April 3, 2001 Schwanberg signed a Share Purchase Agreement with all the principals of Computer Pundits Corporation ("CPI") to acquire all the issued and outstanding shares of CPI. The Share Purchase Agreement expired on January 3, 2002 and the parties could not reach an agreement for an extension of the Share Purchase Agreement. The Company loaned CPI $75,000 US being a refundable deposit and has demanded payment of $75,000 that is owed pursuant to the demand promissory note dated March 30, 2001 and signed by Computer Pundits Inc. and their principals. Pursuant to the terms of the note, the $75,000 US is due and payable 120 days after the date the demand letter was written. The letter was written January 17, 2002. The loan is also secured by personal guarantees from Prashubh Batham and Bill Howard. The Company has been in negotiations through its US lawyers with CPI's lawyer requesting full payment of the entire note. So far CPI has consistently refused to agree to make the full payment of $75,000 to Schwanberg and pay the audit fees of $9,267 US which was paid by Schwanberg for the audit of CPI"s financial statements. The Company intends to continue seeking full payment of the refundable deposit.

The Company is seeking to acquire the interest in oil and gas reserves in several properties with varying interests. The Company shall advise the shareholders accordingly.

SCHWANBERG INTERNATIONAL INCORPORATED

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001 AND 2000

MORGAN & COMPANY
#1488 – 700 WEST GEORGIA STREET
P.O. BOX 10007, PACIFIC CENTRE
VANCOUVER, BC
V7Y 1A1

AUDITORS' REPORT

To the Shareholders
of Schwanberg International Incorporated

We have audited the consolidated balance sheets of Schwanberg International Incorporated as at December 31, 2001 and 2000, and the consolidated statements of loss and deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000, and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada — "Morgan & Company"

February 28, 2002 — Chartered Accountants

SCHWANBERG INTERNATIONAL INCORPORATED

CONSOLIDATED BALANCE SHEETS

	DECEMBER 31 2001	2000
ASSETS		
Current		
Cash	$ **315,663**	237,707
Accounts receivable	**3,015**	17,903
Advances receivable (Note 6)	**133,515**	-
Advances receivable (Note 2)	-	304,618
	452,193	560,228
Resource Properties (Note 3)	-	145,534
	$ **452,193**	705,762
LIABILITIES		
Current		
Accounts payable and accrued liabilities	**45,556**	46,618
Payable to shareholder (Note 5)	**6,000**	5,532
	51,556	52,150
Provision For Future Site Removal And Restoration	-	41,413
SHAREHOLDERS' EQUITY		
Share Capital (Note 4)	**966,711**	966,711
Contributed Surplus	**138,759**	138,759
Deficit	**(704,833)**	(493,271)
	400,637	612,199
	$ **452,193**	705,762

Approved by the Directors:

"Burkhard Franz"
Director

"Bruce Cottingham"
Director

SCHWANBERG INTERNATIONAL INCORPORATED

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

	YEARS ENDED DECEMBER 31 2001	2000
Income		
Oil and gas revenue	$ 61,340	$ 222,004
Interest	17,033	5,222
	78,373	227,226
Cost Of Production		
Operating expenses	28,337	121,324
Royalties	6,095	9,688
Depletion and depreciation	1,202	15,121
Provision for future site removal and restoration	3,780	4,807
	39,414	150,940
	38,959	76,286
Administrative Expenses		
Bank charges and interest	803	12,060
Office facilities and services	63,618	57,047
Professional fees	175,411	146,711
Promotion and travel	10,694	23,080
Telephone	4,720	4,555
Regulatory	12,714	14,757
Transfer agent	3,423	4,771
	271,383	262,981
Income (Loss) For The Year Before The Following	(232,424)	(186,695)
Gain On Sale Of Resource Properties	20,862	394,871
Net Income (Loss) For The Year	(211,562)	208,176
Deficit, Beginning Of Year	(493,271)	(701,449)
Deficit, End Of Year	$ (704,833)	$ (493,271)
Basic Earnings (Loss) Per Share	$ (0.03)	$ 0.02
Fully Diluted Earnings (Loss) Per Share	$ (0.03)	$ 0.02

SCHWANBERG INTERNATIONAL INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEARS ENDED DECEMBER 31 2001	2000
Cash Flows From Operating Activities		
Net income (loss) for the year	**$ (211,562)**	$ 208,176
Add: Items not involving cash:		
Depletion and depreciation	**1,202**	15,121
Provision for future site removal and restoration	**3,780**	4,807
Gain on disposal of resource properties	**(20,862)**	(394,871)
	(22,7442)	(166,767)
Change in non-cash working capital items:		
Accounts receivable	**(14,889)**	26,687
Accounts payable and accrued liabilities	**(594)**	(7,873)
	(14,295)	(147,953)
Cash Flows From Investing Activity		
Advances receivable	**171,103**	(304,618)
Cash Flows From Financing Activities		
Net proceeds on disposal of resource properties	**120,000**	616,072
Shares issued for cash	**-**	299,000
Bank loan (repaid)	**-**	(260,000)
	120,000	655,072
Increase In Cash	**77,956**	202,501
Cash, Beginning Of Year	**237,707**	35,206
Cash, End Of Year	**$ 315,663**	$ 237,707

SCHWANBERG INTERNATIONAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001 AND 2000

1. SIGNIFICANT ACCOUNTING POLICIES

a) Basis of Presentation

These financial statements include the accounts of the Company and its wholly owned subsidiary, 650256 Alberta Ltd., which has interests in several producing petroleum and natural gas properties in Saskatchewan and Alberta.

b) Resource Properties

The Company follows the full cost method of accounting for petroleum and natural gas properties whereby all costs relating to the acquisition and development of petroleum and natural gas reserves are capitalized.

Depletion of petroleum and natural gas properties are calculated using the unit-of-production method based on estimated proven reserves.

Depreciation of production equipment is provided on a declining balance basis of 25% per annum.

The Company applies the ceiling test to capitalized costs to ensure that such costs, less accumulated depletion and amortization, deferred income taxes and the provision for future site removal and restoration costs do not exceed future net revenues from estimated production of proven reserves at year-end prices and costs, net of impairment and the cost of unproved properties. Future net revenues are calculated after deducting general and administrative costs, financing costs, future site removal and restoration costs and income taxes.

c) Future Site Removal and Restoration Costs

Estimated future site removal and restoration costs are provided for using the unit-of-production method, based on estimated proven reserves. Costs are estimated by the Company's engineers based on current regulations, costs, technology and industry standards. The annual charges and the related accumulated provision are recorded as a long term liability. Site removal and restoration expenditures are charged to the accumulated provision account as incurred.

d) Joint Interest Operations

Substantially all of the Company's petroleum and natural gas exploration and production activities are conducted jointly with other and, accordingly, the financial statements reflect only the Company's proportionate interest in such activities.

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

e) Financial Instruments

The carrying value of financial instruments not otherwise disclosed separately in the financial statements, approximate their fair values. These financial instruments include cash, short term deposits, accounts receivable and accounts payable, and their fair value approximates their carrying value, since they are short tem in nature and are receivable or payable on demand.

f) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

2. ADVANCES RECEIVABLE

During the year ended December 31, 2000, the Company advanced $304,618 ($200,000 U.S.) to Site Comp Inc., a U.S. private corporation which was the subject of a proposed acquisition by the Company. The acquisition was not completed and, by a settlement agreement of March 9, 2001, Site Comp Inc. paid $235,000 U.S. to repay the advances and provide for reimbursement of legal expenses incurred.

3. RESOURCE PROPERTIES

By an agreement effective April 1, 2001, the Company agreed to sell its remaining oil and gas properties for $120,000 cash consideration. The agreement was closed by July 31, 2001 and the properties were transferred to the purchaser.

4. SHARE CAPITAL

a) Authorized:

Unlimited number of common voting shares without nominal or par value.
Unlimited number of first preferred shares.
Unlimited number of second preferred shares.

4. SHARE CAPITAL (Continued)

b) Issued common shares:

	Number	Amount
Balance, December 31, 2000 and 2001	7,813,178	$ 966,711

5. RELATED PARTY TRANSACTIONS

Amounts due to a shareholder, $6,000 (2000 - $5,532), are without specific terms of repayment and are non-interest bearing. The Company has incurred $52,000 (2000 - $54,000) in charges for office facilities and administrative services from a shareholder.

6. PROPOSED ACQUISITION

a) The Company, by an agreement of April 3, 2001, agreed to purchase 100% of the issued shares of Computer Pundits Inc., a private U.S. corporation. The consideration payable was to be 12,500,000 common shares of the Company. The acquisition was subject to the approval of the shareholders and regulatory authorities. The acquisition would have resulted in the former shareholders of Computer Pundits Inc. controlling the Company and, consequently, result in a "reverse take-over". The agreement expired on January 3, 2002. The Company has demanded payment of $75,000 U.S. that is owed to it pursuant to a demand promissory note which is due and payable 120 days after demand is made. The Company has also requested payment of $9,267.50 U.S. incurred in connection with the agreement.

7. SUBSEQUENT EVENT

The Company issued 193,540 common shares at a deemed price of $0.15 per share to settle $29,031 in debts owing to its solicitors in connection with the acquisition described in Note 6.

FORM 51
SCHEDULE C: MANAGEMENT DISCUSSION

TO THE SHAREHOLDERS OF SCHWANBERG INTERNATIONAL INCORPORATED

On May 31 The Company signed an agreement with 933676 Alberta Ltd to sell the remaining interests in the oil and gas properties of its subsidiary 650256 Alberta Ltd for $120,000 cash. The Canadian Venture Exchange has accepted the documents filed by the company and the sale has closed.

For the year ended December 31st, 2001 the Company generated $61,340 from operations of its non-operated resource properties as compared to $222,004 for the Year ended December 31, 2000. The reason is due to the fact that the sale of the oil and gas interests had an effective date of April 1, therefore revenue arising from that date is due to 933676 Alberta Ltd . The Company made a gain on sale of the resource property of $20,862. The Company received full payment from SiteComp for its $200,000 USD loan advanced. Interest received as a result of the increased cash totaled $17,833 as compared to the year 2000 of $5,222. The Company generated a loss from operations totaling $232,424 for the year ended December 31,2001 as compared to a loss of $186,695 for the year ended December 31,2000.

The increase in the loss for the December 31, 2001 is mainly due to the legal fees, audit ,valuation and professional work done as a result of the proposed reverse takeover of Computer Pundits Corporation and the delays that occurred to obtain the information for the sponsor and Exchange Filing. All legal fees that occurred as a result of settlement with SiteComp were reduced by $50,000 which SiteComp refunded to the company for its share of the legal cost that Schwanberg incurred. The legal cost that the Company incurred for the Settlement with SiteComp became negligible due to the SiteComp refund of $50,000 for legal costs Schwanberg incurred for the entire transaction.. However additional legal cost that the Company incurred was due to the 10SB Filing for the Company shares to be registered in the United States and the Sponsor legal fees. The Share Purchase Agreement expired on January 3, 2002 and Computer Pundits and the Company did not arrive at an agreement for the extension. Loss per share is $0.02 .

Liquidity and Capital Reserves

The Company's working capital as at December 31, 2001 was $400,637. The Company holds cash of $315,663. in its bank account as at December 31, 2001.The Company advanced Computer Pundits Inc. $75,000 US in April, 2000 as a result of the Share Purchase Agreement signed. The loan was approved by the Canadian Venture Exchange. The Agreement expired on January 3, and the Company has demanded payment of the $75,000 US that is owed to it pursuant to a demand promissory note which is due and payable 120 days after demand is made. The Company has also requested payment of $9,267 US incurred in connection with the agreement. Management objective is to maintain a positive working capital position in the future.

Outlook for the Period Ending September 30, 2001

Though the Company had set backs with the failed two RTO's in 2000 and 2001 the company still remains very liquid and company's management is currently pursuing the acquisition of Oil and gas interests. in order to increase shareholder's value.

Risk Factors

The Company and its securities should be considered a highly speculative investment and investors should carefully consider all of the information before making an investment in the Company. The Company's limited operating history makes it difficult to predict how its business will develop and its future operating results.

Events Subsequent to December, 2001

In January the company issued 193,540 common shares at a deemed price of $0.15 per share to settle $29,031 in debts owing to its solicitors in connection with the acquisition of Computer Pundits Inc. The Company has closed a private placement of 2,000,000 common shares at a deemed price of $0.05 per share with net proceeds of $100,000.

BY ORDER OF THE BOARD OF DIRECTORS

SCHWANBERG INTERNATIONAL INCORPORATED

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the "Meeting") of the holders of common shares ("Common Shares") of Schwanberg International Incorporated (the "Corporation" or "Schwanberg") will be held at 1300, 510 – 5th Street S.W., Calgary, Alberta, T2P 3S2 on March 21, 2003 at 4:00 p.m. (Calgary time) for the following purposes:

1. to receive the financial statements for the year ended December 31, 2002, and the report of the auditors with respect thereto;

2. to elect the directors of Schwanberg to hold office until the next annual meeting of shareholders of the Corporation;

3. to appoint Morgan & Company, Chartered Accountants, to serve as auditor of the Corporation until the next annual meeting of shareholders, and to authorize the directors to fix the remuneration to be paid to the auditor;

4. to consider and, if thought fit, to pass a special resolution approving an amendment to the articles of the Corporation changing the name of the Corporation from "Schwanberg International Incorporated" to "Lanex Energy Group Ltd.", or such other name as the directors may determine, the full text of such resolution being set out in the management proxy circular (the "Information Circular") accompanying this Notice of Meeting (the "Notice");

5. to consider, and if thought fit, to pass an ordinary resolution approving the Corporation's new stock option plan and the grant of options thereunder, and to authorize the board of directors of the Corporation to make any modifications to such stock option plan as may be required by the TSX Venture Exchange without the further approval of the shareholders of the Corporation; and

6. to transact such other business as may properly come before the Meeting, or any adjournment or adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be addressed at the Meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the Meeting either in person or by proxy. Those who are unable to attend are requested to read, complete, sign, date and return the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Circular accompanying this Notice. Please advise Schwanberg of any change in your mailing address.

DATED at Silverton, British Columbia on February 23, 2003.

By Order of the Board of Directors
(signed) *"Burkhard Franz"*
Burkhard Franz
President, Chief Executive Officer,
Treasurer and Director

SCHWANBERG INTERNATIONAL INCORPORATED

NATIONAL INSTRUMENT 54 - 101

Dear Shareholder:

The enclosed material is being sent to you on our behalf pursuant to National Instrument 54 - 101 (the "Instrument") either because you have elected to receive such material, or because the nature of the Meeting requires that it be sent to you unless you have specifically waived it. In addition to receiving the enclosed material, you are also entitled to receive our interim financial statements. If you wish to receive them, please complete, sign and return the request below in the enclosed self-addressed envelope.

Your name will then be put on the supplemental mailing list kept by us (or on our behalf) as required by the Instrument. You will note, that by signing the request, you are certifying that you are the owner of the shares in **Schwanberg International Incorporated.** Under the Instrument, we are entitled to ask for that certification.

The Instrument contemplates that this election will be renewed each year in order to enable us to make sure we are only mailing interim financial statements to persons who continue to be non-registered shareholders. Accordingly, as long as your status remains the same with the custodian of your shares, you will receive a new request each year which you must complete, sign and return in order to continue receiving interim financial statements.

Yours truly,

SCHWANBERG INTERNATIONAL INCORPORATED
Per: (signed) *"Burkhard Franz"*
Burkhard Franz
President, CEO, CFO, Treasurer and Director

TO: SCHWANBERG INTERNATIONAL INCORPORATED
P.O. Box 267
New Denver, British Columbia
V0G 1S0

Please add my name to your Supplemental Mailing List kept by you in order that I might receive interim financial statements. I confirm that I am the registered or beneficial owner of shares in **Schwanberg International Incorporated.**

Signature_____________________________

Name________________________________ Address____________________________

SCHWANBERG INTERNATIONAL INCORPORATED

MANAGEMENT PROXY CIRCULAR
IN RESPECT OF THE ANNUAL GENERAL AND SPECIAL MEETING OF
SHAREHOLDERS TO BE HELD ON MARCH 21, 2003

SOLCITATION OF PROXIES

Persons Making the Solicitation

This management proxy circular (the "Information Circular") is provided in connection with the solicitation by management of SCHWANBERG INTERNATIONAL INCORPORATED (the "Corporation") of proxies for the annual and special meeting of shareholders of the Corporation to be held on March 21, 2003, at 1300, 510 – 5th Street, S.W. Calgary, Alberta at 4.00 p.m. (Calgary time).

Management of the Corporation contemplates a solicitation of proxies primarily by mail, but may also solicit proxies personally, by facsimile or by telephone. The costs of such solicitations will be borne by the Corporation. The Corporation does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Corporation.

Appointment and Revocation of Proxies

Shareholders have the right to appoint a nominee (who need not be a shareholder) to represent them at the meeting other than the persons designated in the enclosed form of proxy, and may do so by printing the name of the proxy in the blank space provided in the first paragraph of the proxy form.

A form of proxy will not be valid for the meeting or any adjournment unless it is completed by the shareholder or by his attorney authorized in writing and delivered to the office of the Corporation's subsidiary, Lanex Resources Inc. located at 1300, 510 5th St. SW Calgary, Alberta, T2P 3S2 not less than 48 hours (excluding Saturdays, Sundays and Statutory Holidays) before the meeting, or any adjournment of the meeting.

Non-Registered Holders

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names, but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of the person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, REST's and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for

Securities Limited ("CDS") of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a non facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deliver it to Schwanberg International Incorporated** as provided above; or

(b) more typically, by given a voting instruction form **which is not signed by the Intermediary,** and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company,** will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a regular printed proxy form accompanied by a page instructions which contains removable label containing a bar code and other information. In order for the proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the intermediary or its service company in accordance with the instructions of the intermediary or its service company. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). **Beneficial Shareholders receiving a proxy with an IICC sticker on it cannot use that proxy to vote Common Shares directly at the Meeting. The proxy must be returned to IICC well in advance of the Meeting in order to have the Common Shares voted at the Meeting.**

In either case the purpose of this procedure is to permit Non-Registered Holders to direct voting of the shares, which they beneficially own. Should a Non-Registered Holder who received one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the name of the management proxyholders and insert the Non-Registered Holder's name in the blank space provided. **Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it any time before it is exercised by instrument in writing executed by the shareholder or by his attorney authorized in writing and deposited at the offices of the Corporation at any time up to and including the last business day preceding the day of the meeting, or any adjournment, at which the proxy is to be used, or with the chairman of the meeting on the day of the Meeting, or any adjournment of the meeting. Where a proxy has been

revoked, the shareholder may personally attend at the Meeting and vote his shares as if no proxy had been given. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective intermediaries to revoke the proxy on their behalf.**

All references to "shareholders" in this Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise.

Voting of Proxies

The persons named in the enclosed form of proxy are directors and/or officers of the Corporation and have indicated their willingness to represent as proxy the shareholder who appoints them. Each shareholder may instruct his proxy how to vote his shares by completing the proxy form.

The person indicated in the accompanying proxy shall vote the shares in respect of which they are appointed in accordance with the direction of the shareholder appointing them. **IN THE ABSENCE OF SUCH INSTRUCTIONS, SUCH COMMON SHARES WILL BE VOTED FOR THE APPROVAL OF ALL RESOLUTIONS IN THIS MANAGEMENT INFORMATION CIRCULAR.**

The enclosed Instrument of Proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting. At the time to printing this Information Circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

PRINCIPAL HOLDERS OF VOTING SECURITIES

Schwanberg is authorized to issue an unlimited number of Common Shares. As of the date hereof, the Corporation has a total of 11,706,718 Common Shares issued and outstanding without nominal or par value. Holders of Common Shares are entitled to one vote at the Meeting for each Common Share held.

Schwanberg has prepared a list of shareholders of record at the close of business on February 14, 2003 (the "Record Date"). A holder of Common Shares whose name appears on that list will be entitled to vote the Common Shares then registered in such holder's name, except to the extent that: (a) the holder has transferred the ownership of any of his Common Shares after that date, and (b) the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he owns the shares and demands, not later than the close of business ten (10) days before the Meeting, that his name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote his Common Shares at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, the only persons beneficially owning, directly or indirectly, or exercising control or direction over carrying more than 10 percent of the voting rights attached to all shares of the Corporation as of the date of this Information Circular are set out in the following table:

Name and Municipality of Residence	Type of Ownership	Number of Common Shares at Date Hereof	Percentage of Common Shares at Date Hereof
Burkhard Franz Silverton, B.C.	of record and beneficially owned	2,074,166	17.8%
Savi Franz Silverton, B.C.	beneficially owned	1,980,333	16.9%

As of February 14, 2003, the directors and senior officers of the Corporation as a group directly owned 4,054,299 Common Shares, or 34.63% of the total issued and outstanding Common Shares of the Corporation.

EXECUTIVE COMPENSATION

Savi Franz entered into an employment agreement with the Corporation in 1998. Pursuant to this agreement, Ms. Franz receives a monthly management fee of $4,000. reviewable annually, and is entitled to participate in any benefit plans adopted by the Corporation from time to time.

Except as set forth above, the Corporation has not paid any compensation to any of its executive officers, directors or employees in its most recently completed financial year. Executive officers of the Corporation, who also act as directors of the Corporation, do not receive any additional compensation for services rendered in such capacity other than as paid by the Corporation to such executive officers in their capacity as executive officers.

MANAGEMENT CONTRACTS

The Corporation entered into a management agreement with P&G Consultants Ltd. of Calgary, Alberta for the provision of management consulting services for a period of one year commencing September 30th, 2002. The management agreement also provides that the manager will be reimbursed for all reasonable out-of-pocket expenses.

There are no other management contracts in existence at this time which the Corporation is a party other than the management agreement mentioned above.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the directors and senior officers of the Corporation, proposed nominees for election or associates of such persons is or has been indebted to the Corporation or its subsidiaries at any time since the beginning of the last completed financial year of the Corporation.

INTEREST OF INSIDERS IN MATERIAL TRANSACTION

There are no material interests, direct or indirect, of any directors or senior officers of the Corporation, nominees for director, any member who beneficially owns more than 10% of the shares of the Corporation, or any known associate or affiliate of such persons in any transaction

since the commencement of the Corporation's last completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation other than as disclosed hererin.

PARTICULARS OF MATTERS TO BE ACTED UPON

FINANCIAL STATEMENTS

The audited financial statements of the Corporation for the fiscal year ended December 31, 2002 and 2001, have been approved by the board of directors and are enclosed with this Information Circular and will be placed before the Meeting for acceptance by the shareholders.

ELECTION OF DIRECTORS

The following table indicates the names of the nominees for directors, the principal occupation of each person and the number of shares of the Corporation beneficially owned or controlled (either directly or indirectly) by each such person as at the date of this Information Circular. The information contained in this table as to number of shares of the Corporation legally or beneficially owned or controlled, directly or indirectly, is based upon information furnished to the Corporation by respective nominees.

Name, Municipality of Residence	Principal Occupation	Common Shares beneficially owned and/or controlled
Bruce Cottingham, Nelson, B.C. Director since 1995	Executive Director of Non-profit organization Nelson, B.C.	NIL
Savi Franz, Director Silverton, B.C. Director since 2002	Director, Controller and Administrator of the Corporation	1,980,333
Ralph Englund, P. Geo. Surrey, B.C. Director since 1996	President of R. Englund & Associates, Geophysical Consultant	NIL
Burkhard Franz Silverton, B.C. President, CEO and Director since 1998	Businessman	2,074,166
Brent J. Walter Calgary, AB Proposed Director	Lawyer with Drummond Phillips & Sevalrud LLP, Calgary, Alberta	NIL

The directors of the Corporation are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are elected or appointed. Management of the Corporation proposes to nominate each of the foregoing persons for election as a director. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

APPOINTMENT OF AUDITORS

The directors of the Corporation propose to nominate Morgan & Company, Chartered Accountants, Suite 1730 Pacific Centre, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1A1, to serve as auditors for the Corporation until the close of the next annual meeting of shareholders at a remuneration to be fixed by the directors. Morgan & Company, Chartered Accountants have been the auditors for the Corporation since being appointed on June 30, 2002.

The shareholders will be asked to consider and approve the following resolution:

> **"BE IT RESOLVED THAT Morgan & Company, Chartered Accountants, are appointed to serve as auditors for the Corporation until the next annual meeting of the shareholders at a remuneration to be fixed by the directors of the Corporation."**

CHANGE OF NAME OF THE CORPORATION

Management of the Corporation has determined that it is in the best interest of the Corporation to change its name to a name more closely related to the business of the Corporation and its subsidiary.

The policies and procedures of the Exchange provide that in the event of a name change the corporation has to receive the approval by the shareholders and the Exchange. To comply with these policies, it is proposed that the Corporation change its name to **"Lanex Energy Group Ltd."** or some other name as the directors of the Corporation and the TSX Venture Exchange may approve, and the Registrar of Corporations (Alberta) may accept. Therefore, the shareholders will be asked to consider and, if thought fit, to approve by special resolution (requiring approval by a majority of two thirds of the votes cast in respect of the resolution) the following:

> **"BE IT RESOLVED as a special resolution of the shareholders of the Corporation that the Corporation amend its Articles of Incorporation pursuant to paragraph 167 (1)(a) of the *Business Corporations Act* (Alberta) to change the Corporation's name to "Lanex Energy Group Ltd." or such other name as the directors of the Corporation and the TSX Venture Exchange may approve, and the Registrar of Corporations (Alberta) may accept."**

APPROVAL OF STOCK OPTION PLAN

Background

In 1995, the Corporation adopted a stock option plan (the "Original Plan"). The Original Plan was designed and adopted in accordance with the policies of The Alberta Stock Exchange. The Corporation's legal counsel has recommended to management that the Original Plan be replaced with a new stock option plan.

In accordance with the Policy 4.4 of the TSX Venture Exchange Inc. (the "TSX" or "Exchange") the directors of the Corporation have adopted the Schwanberg Stock Option Plan, 2003 (the "Plan" or the "2003 Plan"), subject to shareholder and Exchange approval. Under the amended rules of the TSX, all corporations listed on the TSX wishing to grant stock options to directors, officers, employees or consultants are required to adopt a form of stock option plan. The Company has adopted a type of plan under which options may be granted for a number of shares up to 10% of the issued and outstanding shares of the Company from time to time. The purpose of the Plan is to afford the persons who provide services to Schwanberg, whether directors, officers, consultants or employees of Schwanberg or its subsidiaries, an opportunity to obtain a proprietary interest in Schwanberg by permitting them to purchase Common Shares of Schwanberg and to aid in attracting, as well as retaining and encouraging, the continued involvement of such persons with Schwanberg.

Under the terms of the Plan, the Board of Directors has full authority to administer the Plan in accordance with the terms of the Plan. The terms of the Plan may only be amended by obtaining shareholder approval. Subject to adjustments as set forth in the Plan, up to 10% of the issued and outstanding Common Shares of Schwanberg may be reserved and set aside for issuance upon exercise of options which maybe granted pursuant to the Plan. The aggregate number of shares to be delivered upon exercise of the options to any one individual will not exceed 5% of the issued shares of Schwanberg. If shareholders do not approve the 2003 Plan, the Corporation will grant options on a case by case basis with each option subject to specific regulatory approval.

Shareholders will be asked to ratify, confirm and approve the adoption of the 2003 Plan, and the existing stock options previously granted. The affirmative vote of a majority of the votes cast in respect thereof is required in order to pass such resolution, which is attached hereto as Exhibit "A".

Summary of the Plan

The following is a summary of the principal terms of the Plan, which is subject to approval by the TSX Venture Exchange:

1. options are non-assignable and non-transferable other than by will or the laws of descent and distribution;

2. for stock options granted to employees or other service providers, the Company is required to represent that the proposed optionee is a bona fide employee or service provider, as the case may be, of the Company or of any of it its affiliates;

3. if an optionee ceases to be employed by the Company (other than the result of termination with cause) or ceases to act as a director or officer of the Company or a subsidiary of the

Company any option held by such optionee may be exercised within 90 days after the date such optionees ceases to be employed as an officer or director or, as the case may be, or within 30 days if the optionee is engaged in investor relations activities and ceases to be employed to provide investor relations activities;

4. in the event of the death of an optionee, the optionee's heirs or administrators may exercise any portion of the outstanding option up to a period of one year from the date of the optionee's death or the termination date of the option, whichever is earlier;

5. the term of an option cannot exceed five years from the date of grant;

6. the options will be vested on a basis to be determined by the directors and may be vested immediately upon granting;

7. the maximum number of common shares that may be granted to an optionee within any 12 month period, may not, unless otherwise approved by a majority of disinterested shareholders, exceed 5% of the issued common shares at the time of grant (on a non-diluted basis) less the aggregate number of common shares reserved for issuance to such person under any option to purchase common shares from treasury granted as a compensation or incentive mechanism. Any common shares subject to a share option which for reason is cancelled or terminated without having been exercised shall again be available for grant under the 2003 Plan;

8. the aggregate number of options granted to an optionee employed to provide investor relations activities shall not exceed 2% of the issued shares of the Company in any 12 month period, calculated at the date the option was granted;

9. options granted to consultants performing investor relations activities must vest in stages over 12 months with no more than ¼ of the options vesting in any three month period;

10. the total number of common shares reserved for issuance to Insiders, within one-year period, may not exceed 10% of the issued common shares at the time of grant unless disinterested shareholders approval is obtained;

11. disinterested shareholder approval must be obtained for any reduction in the exercise price if the Optionee is an insider of the Company at the time of the proposed amendment;

12. the minimum exercise price of an incentive stock option must not be less than the Discounted Market Price, as defined by Policy 1.1 of the TSX Venture Exchange. If the Company does not fix the price of the option by way of news release, the Discounted Market Price is the last closing price of the Company's shares before the date of the stock option grant, less the applicable discount;

13. upon a change of control, all options shall vest;

14. the issuance to any one optionee, within any 12 month period, of options to purchase a number of common shares may not exceed 5% of the issued common shares at the time of grant, unless otherwise approved by a majority of disinterested shareholders; and

15. the issuance to any consultant, within one-year period, of a number of shares may not exceed 2% of the issued common shares.

The New Plan permits the grant of options to consultants who may be "related persons" in relation to a company, a promoter, officer, director, other insider or control person of that company (including an issuer) and any associates or affiliates of any such persons.

Outstanding Options

There are currently stock options to acquire an aggregate of 250,000 Common Shares issued and outstanding to a consultant of the Corporation as follows:

Name of Holder	Number of Options	Exercise Price	Expiry Date
Ed Kozowy	250,000	$0.10	March 15, 2000

OTHER BUSINESS

While there is no other business other than that mentioned in the Notice of Meeting to be presented for action by shareholders at the Meeting, it is intended that the proxies solicited by this Information Circular will be exercised upon any other matters and proposals that may properly come before the Meeting, or any adjournment or adjournments thereof, in accordance with the discretion of the persons authorized to act thereunder.

CERTIFICATE OF ISSUER

The contents of this Information Circular have been approved by the board of directors of the Corporation.

The Information Circular constitutes full, true and plain disclosure of all material facts relevant to the particular matters to be voted on by the shareholders.

This Information Circular contains no untrue statements of a material fact and does not omit to state a material fact that is required or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED this 24th day of February, 2003.

ON BEHALF OF SCHWANBERG INTERNATIONAL INCORPORATED

(signed) "Burkhard Franz"
BURKHARD FRANZ
President, Chief Executive Officer,
Chief Financial Officer and Director

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) "Bruce Cottingham"
BRUCE COTTINGHAM
Director

(signed) "Savi Franz"
SAVI FRANZ
Director

SCHWANBERG INTERNATIONAL INCORPORATED
SPECIAL MEETING OF SHAREHOLDERS
ON MARCH 21, 2003, AT 4:00 P.M. (PACIFIC STANDARD TIME)

FORM OF PROXY

Proxy Solicited by Management of Schwanberg International Incorporated

The undersigned shareholder of Schwanberg International Incorporated (the "Corporation") constitutes and appoints:

BURKHARD FRANZ, President, Chief Executive Officer, Chief Financial Officer, Treasurer and Director of the Issuer, or FAILING him, **BRUCE COTTINGHAM**, a Director of the Issuer, as proxy for the undersigned, with power of substitution, to attend, act and vote on behalf of the undersigned at the annual meeting of shareholders of the Issuer to be held on March 21, 2003 and at any adjournment or adjournments of such meeting, in the same manner, to the same extent and with the same power as if the undersigned were present and, without limiting the general authorization given, the person indicated above is specifically directed to vote on behalf of the undersigned in the following manner:

1. In respect of the election as director of the nominees referred to in the Information Circular issued in connection with the Meeting:

Burkhard Franz	FOR ___	WITHHOLD ____
Bruce Cottingham	FOR ___	WITHHOLD ____
Ralph Englund	FOR ___	WITHHOLD ____
Savi Franz	FOR ___	WITHHOLD ____
Brent Walter	FOR ___	WITHHOLD ____

2. In respect of the appointment of Morgan & Company, Chartered Accountants, to serve as auditor until the next annual meeting of shareholders, and to authorize the directors to fix the remuneration to be paid to the auditor.

VOTE FOR _____ WITHHOLD _____

3. Approval of a special resolution that the Articles of the Corporation be amended to change the name of the Corporation from "Schwanberg International Incorporated" to "Lanex Resources Inc.", or such other name as the directors may determine;

VOTE FOR _____ WITHHOLD _____

4. An ordinary resolution approving the Corporation's new stock option plan and grant of options thereunder.

VOTE FOR _____ WITHHOLD _____

5. Approval of such other business as may properly come before the meeting as the proxyholder, in his sole discretion, may see fit.

VOTE FOR _____ WITHHOLD _____

In the absence of any specification above, the indicated appointee shall be deemed to have been granted authority to vote the shares represented by this proxy in favour of the election of directors, and the appointment of the auditors all as indicated in the Information Circular.

THIS PROXY IS SOLICITED BY AND BEHALF OF THE MANAGEMENT OF THE ISSUER AT THE DIRECTION OF THE BOARD OF DIRECTORS. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO REPRESENT HIM AT THE MEETING OTHER THAN ONE OF THE PERSONS LISTED ABOVE AND MAY EXERCISE SUCH RIGHT BY INSERTING THE NAME OF SUCH PERSON (WHO NEED NOT BE A SHAREHOLDER) IN THE BLANK SPACE PROVIDED IN THE FIRST PARAGRAPH OF THIS FORM OF PROXY.

This proxy form must be signed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal and by an officer or attorney duly authorized by the Issuer, and must be received at the of the Corporation's wholly owned subsidiary at Lanex Resources Inc., 1300, 510 5th Street SW, Calgary, Alberta T2P 3S2 not less than forty-eight hours before the meeting or any adjournment of the meeting.

The undersigned revokes any instrument of proxy previously given and confirms all that the person indicated above may do by virtue of this proxy.

Dated this ________ day of ________________, 2003

____
Signature of Shareholder

____
Name of Shareholder (please print)

EXHIBIT "A"

RESOLUTION APPROVING THE CORPORATION'S STOCK OPTION PLAN

"BE IT RESOLVED THAT:

1. the adoption of the Corporation's stock option plan, in substantially the form presented for review at the Annual General and Special Meeting of shareholders (the "Plan") be and the same is hereby ratified, adopted, confirmed and approved;

2. the Corporation be authorized to grant stock options for up to 10% of the Common Shares of the Corporation outstanding from time to time pursuant and subject to the terms and conditions of the Plan;

3. the previously existing stock granted to directors, officers, employees and consultants of the Corporation be ratified, and all outstanding stock options shall become subject to the provisions of the Plan upon adoption by the Corporation;

4. the board of directors be authorized on behalf of the Corporation to do all such further acts as are required to be done and make amendments or revisions to the Plan as may be required by regulatory authorities, without further approval of the shareholders of the Corporation, in order to ensure adoption of the Plan; and

5. any one director or officer of the Corporation be and is hereby authorized and directed to do all such acts and things and to execute and deliver the corporate seal or otherwise all such deeds, documents, instruments and assurances as in his opinion may be necessary or desirable to give the effect to this resolution."

The discretionary authority granted by the enclosed proxy will be used by management to approve any amendments to the above resolution acceptable to it.

February 24, 2003

DIRECTORS REPORT

Dear Shareholders:

The Corporation's 2003 Annual General and Special Meeting has been scheduled for Friday, March 21, 2003 at 4:00 p.m. (Calgary time) at the Corporation's Office in Calgary, 1300, 510 – 5th Street S.W. Calgary, Alberta T2P 3S2. Accompany this letter is the Corporation's Information Circular and audited financial statements which are being furnished to you for the shareholders meeting.

The following is a Progress Report on the Corporation from the date of its last annual meeting, held on June 30th, 2002:

By way of news release in February, 2002 the TSX Venture Exchange accepted for filing documents to issue 193,540 shares to settle outstanding debt for $29,031 to Martin & Associates.

By way of news release in April and September 2002, the Corporation announced the private placements of 2,000,000 Common Shares and 1,000,000 Common Shares, respectively. These private placements have all closed.

By way of news release dated October 1, 2002 the Corporation announced the acquisition of all the issued and outstanding shares of Lanex Resources Inc. and Macroplus Inc. of Alberta. The Corporation paid an adjusted purchase price of $653,930 consisting of $583,930 in cash and issued 700,000 shares of the Corporation's stock at a deemed price of $0.10 per share to the vendors. The acquisition was financed by a combination of bank debt and cash from the Corporation's treasury. The TSX Venture Exchange has accepted the documents filed. The Corporation also signed a settlement agreement with Computer Pundits Inc. and has received $56,000 as part of the settlement.

The main asset of Lanex includes its oil and gas interests in the Garrington area, Alberta. An engineering report prepared by Sproule Associates Limited of Calgary with an effective date of July 1, 2002 evaluates Lanex petroleum and natural gas reserves at $692,000 proved producing and $713,000 proved plus risked probable at a discount rate of 10% (escalated prices).

The Corporation is focusing currently on exploration and development of its interest in the Garrington area. By way of news release dated January 2, 2003 the Corporation announced that the previously suspended well 14-23-34-3W5 Viking well was re-stimulated and is now producing at 18 bbl/d. The previously well at 6-6-35-2W5 was deepened and cased for potential Pekisko and Lower Mannville gas based upon gas shows and open hole log data. This well has been completed and is now waiting upon surface facilities to be constructed.

Schwanberg will also be releasing information concerning plans to conduct an exploration and drilling program in 2003.

Management will keep all shareholders fully informed as soon as there is any development.

Burkhard Franz
President

SCHWANBERG INTERNATIONAL INCORPORATED

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002 AND 2001

MORGAN & COMPANY
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders
of Schwanberg International Incorporated

We have audited the consolidated balance sheets of Schwanberg International Incorporated as at December 31, 2002 and 2001, and the consolidated statements of loss and deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001, and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada "Morgan & Company"

February 20, 2003 Chartered Accountants

Tel: (604) 687-5841
Fax: (604) 687-0075
www.morgan-cas.com

MEMBER OF ACPA INTERNATIONAL

P.O. Box 10007 Pacific Centre
Suite 1488 - 700 West Georgia Street
Vancouver, B.C. V7Y 1A1

SCHWANBERG INTERNATIONAL INCORPORATED

CONSOLIDATED BALANCE SHEETS

	DECEMBER 31 2002	2001
ASSETS		
Current		
Cash	$ 446,279	$ 315,663
Accounts receivable	569,252	3,015
Income tax receivable	14,269	-
Prepaid expenses and deposits	20,154	-
	1,049,954	318,678
Advances Receivable (Note 3)	-	133,515
Property, Plant And Equipment (Note 4)	1,028,166	-
	$ 2,078,120	$ 452,193
LIABILITIES		
Current		
Bank indebtedness (Note 6)	$ 270,000	$ -
Accounts payable and accrued liabilities	1,023,095	45,556
Payable to related parties	84,779	6,000
	1,377,874	51,556
Future Income Taxes	181,600	-
SHAREHOLDERS' EQUITY		
Share Capital (Note 7)	1,265,742	966,711
Contributed Surplus	138,759	138,759
Deficit	(885,855)	(704,833)
	518,646	400,637
	$ 2,078,120	$ 452,193

Approved by the Directors:

"Burkhard Franz"
Director

"Savi Franz"
Director

SCHWANBERG INTERNATIONAL INCORPORATED

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

	YEARS ENDED DECEMBER 31	
	2002	2001
Income		
Oil and gas revenue	**$ 94,523**	$ 61,340
Interest	**3,825**	17,033
	98,348	78,373
Cost Of Production		
Operating expenses	**46,430**	28,337
Royalties	**-**	6,095
Depletion	**29,179**	1,202
Provision for future site removal and restoration	**-**	3,780
	75,609	39,414
	22,739	38,959
Administrative Expenses		
Bank charges and interest	**7,162**	803
Office facilities and services	**28,003**	17,618
Professional fees	**46,647**	175,411
Promotion and travel	**16,171**	10,694
Telephone	**4,841**	4,720
Regulatory	**10,268**	12,714
Transfer agent	**2,913**	3,423
Depreciation	**514**	-
Management fees	**45,000**	46,000
Consulting fees	**337**	-
	161,856	271,383
Loss For The Year Before The Following	**139,117**	232,424
Write Down Of Advances Receivable (Note 3)	**46,155**	-
Gain On Sale Of Resource Properties	**-**	(20,862)
Loss Before Income Taxes	**185,272**	211,562
Future Income Taxes (Recovery)	**(4,250)**	-
Net Loss For The Year	**181,022**	211,562
Deficit, Beginning Of Year	**704,833**	493,271
Deficit, End Of Year	**$ 885,855**	$ 704,833
Basic And Diluted Loss Per Share	**$ 0.02**	$ 0.03
Basic And Diluted Weighted Average Number Of Shares	**9,835,433**	7,813,178

SCHWANBERG INTERNATIONAL INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEARS ENDED DECEMBER 31 2002	2001
Cash Flows From Operating Activities		
Loss for the year	**$ (181,022)**	$ (211,562)
Add: Items not involving cash:		
Depletion and depreciation	**29,693**	1,202
Future income tax (recovery)	**(4,250)**	-
Provision for future site removal and restoration	**-**	3,780
Gain on disposal of resource properties	**-**	(20,862)
Write down of advances receivable	**46,155**	-
	(109,424)	(227,442)
Change in non-cash working capital items:		
Accounts receivable	**(353,661)**	(14,889)
Accounts payable and accrued liabilities	**685,977**	(594)
Income tax payable	**(48,831)**	-
Prepaid expenses and deposits	**(8,400)**	-
	165,661	(14,295)
Cash Flows From Investing Activities		
Advances receivable	**87,360**	171,103
Oil and gas property acquisitions	**(61,326)**	-
Purchase of capital assets	**(1,862)**	-
Acquisition of subsidiary, net of cash acquired	**(607,996)**	-
	(583,824)	171,103
Cash Flows From Financing Activities		
Net proceeds on disposal of resource properties	**-**	120,000
Shares issued for cash	**200,000**	-
Bank indebtedness	**270,000**	-
Payable to related parties	**78,779**	-
	548,779	120,000
Increase In Cash	**130,616**	77,956
Cash, Beginning Of Year	**315,663**	237,707
Cash, End Of Year	**$ 446,279**	$ 315,663

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES:

During the year ended December 31, 2002, the Company issued 193,540 common shares to settle accounts payable of $29,031.

During the year ended December 31, 2002, the Company issued 700,000 common shares at a fair value of $0.10 per share as part consideration for the acquisition of Lanex Resources Inc.

SCHWANBERG INTERNATIONAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002 AND 2001

1. NATURE OF OPERATIONS AND GOING CONCERN

The Company's business consists of the exploration and development of petroleum and natural gas properties in western Canada. These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assume the realization of assets and discharge of liabilities in the normal course of business. The Company has a working capital deficiency of $372,920.

The Company's ability to continue as a going concern is dependent upon successful completion of additional financing, continuing support of creditors and upon its ability to attain profitable operations. These consolidated financial statements do not give effect to any adjustments that would be necessary should the Company not be able to continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Basis of Presentation

These financial statements include the accounts of the Company and its wholly-owned subsidiaries, 650256 Alberta Ltd., Macroplus Energy Inc. and Lanex Resources Inc., which have interest in several producing petroleum and natural gas properties in Saskatchewan and Alberta.

b) Financial Instruments

The carrying value of financial instruments not otherwise disclosed separately in the financial statements, approximate their fair values. These financial instruments include cash, accounts receivable, bank loans, accounts payable and due to shareholders, and their fair value approximates their carrying value, since they are short tem in nature and are receivable or payable on demand.

c) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

d) Equipment and Amortization

Equipment is recorded at cost and amortized on the declining balance basis at the rate of 30% per annum for computer equipment and at the rate of 20% per annum for office equipment.

2. **SIGNIFICANT ACCOUNTING POLICIES** (Continued)

e) Oil and Gas Property Interests

The Company follows the full cost method of accounting, whereby all costs associated with the exploration for and development of oil and natural gas reserves are capitalized. Capitalized costs include acquisition costs, geological and geophysical costs, development costs of both productive and unproductive wells, plant and equipment costs, administration costs reasonably allocable to these activities, and capitalized interest. Proceeds received from the disposition of oil and natural gas properties are accounted for as a reduction to the capitalized costs unless this treatment would result in a significant change in the rate of depletion in which case the gain or loss would be reported in earnings.

Capitalized costs are depleted and depreciated using the unit-of-production method, based on gross proved oil and natural gas reserves as determined by independent engineers. For purposes of the depletion and depreciation calculation, natural gas reserves are converted to oil equivalent unit of measure based on relative energy content. The carrying values of undeveloped properties would be excluded from the depletion and depreciation calculation.

The Company annually applies a ceiling test to capitalized costs, net of accumulated depletion and depreciation, to ensure these do not exceed the estimated undiscounted value of future net revenues from proved oil and natural gas reserves, based on year-end prices and costs, adjusted for estimated future general and administrative expenses, abandonment and site restoration costs, financing costs and income taxes. The Company periodically reviews the costs associated with undeveloped properties to determine whether the costs will be recoverable. An impairment allowance is made if the results of the review indicate an impairment has occurred.

f) Income Taxes

The Company uses the liability method of accounting for future income taxes whereby future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet, and their corresponding tax values using the currently enacted, or substantially enacted, income tax rates expected to apply when these differences reverse. Future income tax assets also result from unused loss carryforwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by the use of a valuation allowance which is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

g) Future Site Removal and Restoration Costs

Estimated future site removal and restoration costs are provided for using the unit-of-production method, based on estimated proven reserves. Costs are estimated by the Company's engineers based on current regulations, costs, technology and industry standards. The annual charges and the related accumulated provision are recorded as a long term liability. Site removal and restoration expenditures are charged to the accumulated provision account as incurred.

h) Joint Interest Operations

Substantially, all of the Company's petroleum and natural gas exploration and production activities are conducted jointly with other and, accordingly, the financial statements reflect only the Company's proportionate interest in such activities.

i) Loss Per Share

Basic and diluted loss per share amounts are computed using the weighted average number of common shares outstanding during the year.

The Company retroactively adopted a new standard for calculation and disclosure of earnings per share, effective January 1, 2002. Under the new standard, the treasury stock method is used instead of the imputed earnings method to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method, only instruments with exercise amounts less than market prices impact the diluted calculations. In computing diluted loss per share, no shares were added to the weighted average number of common shares outstanding during the years ended December 31, 2002 and 2001 for the dilutive effect of employee stock options and warrants as they were all anti-dilutive. No adjustments were required to reported loss from operations in computing diluted per share amounts.

j) Stock Based Compensation

Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870 – "Stock Based Compensation and Other Stock Based Payments", which recommends the fair value based method for measuring compensation costs. The new section also permits the use of the intrinsic value based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. The Company has elected to adopt the intrinsic value based method for employees' awards. Any consideration paid by the option holders to purchase shares is credited to share capital. The adoption of this accounting policy has no effect on the financial statements of either the current period or prior periods presented.

SCHWANBERG INTERNATIONAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002 AND 2001

7. SHARE CAPITAL (Continued)

As at December 31, 2002, the following stock options were outstanding:

OUTSTANDING OPTIONS			EXERCISABLE OPTIONS	
NUMBER	REMAINING CONTRACTUAL LIFE	EXERCISE PRICE	NUMBER	EXERCISE PRICE
250,000	1.75 years	$ 0.10	-	$ -

8. INCOME TAX

	2002	2001
Statutory rate	**40%**	42%
Loss for the year	**$ (185,272)**	$ (211,562)
Provision for income taxes based on combined federal and provincial tax rates	**$ (76,943)**	$ (88,856)
Increase resulting from:		
Crown royalties, net of ARTC	**$ 11,947**	$ -
Resource allowance	**$ (3,900)**	$ -
Non-deductible other items	**$ 23,379**	$ (13,611)
Change in valuation allowance	**$ 41,267**	$ 102,467
Decrease in future income tax liability	**$ (4,250)**	$ -

The components of future income taxes at December 31, 2002 comprise:

Future tax liabilities	
Capital assets	$ 181,600
Future tax assets	
Non-capital loss	$ 273,252
Valuation allowance	(273,252)
	$ -

The Company has available tax losses of $683,131 which may be offset against future Canadian taxable income. These losses commence to expire in 2006.

SCHWANBERG INTERNATIONAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002 AND 2001

9. RELATED PARTY TRANSACTIONS

Amounts due to a director of $84,779 (2001 - $6,000), are without specific terms of repayment and are non-interest bearing. The Company has incurred $51,000 (2001 - $52,000) in charges for office facilities and administrative services from a director.

(13)

03 APR -9 AM 7:21

REPORT OF EXEMPT DISTRIBUTION

(Please refer to the instructions before completing the information below)

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), (11)(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act*, or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, R.B.C. Reg. 194/97 or, if applicable, by an order issued under section 76 of the *Securities Act.*

1. Name, address and telephone number of the issuer of the security distributed.

   Schwanberg International Incorporated
   P.O. Box 58, 620 Lake Avenue
   Silverton, B.C.
   V0G 2B0

   (250) 358-2851

2. State whether the issuer is or is not an exchange issuer (ie. listed on the Canadian Venture Exchange, but not listed or quoted on any other stock exchanges or trading or quotation system in Canada).

   The Issuer is an exchange issuer.

3. Describe the type of security and the aggregate number distributed.

   193,540 shares

4. Date of the distribution(s) of the security: February 19, 2002

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order or the blanket order number under which the distribution(s) of the security was made.

   Rule 128(e) of the Securities Rules

6. If the distribution was to 50 or fewer persons, complete clause (a) of this item. If the distribution was to more than 50 persons, circle clause (b) of this item.

   Martin & Associates
   2100-1066 West Hastings
   Vancouver, BC

V6E 3X2

(b) The Issuer has prepared and certified a list comprising the information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.

$29,031

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchase(s) in respect of which the compensation was paid or is to be paid.

N/A

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security.

N/A

10. If the distribution was under section 128(h) of the Rules, state

(a) the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security, and

N/A

(b) the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including distribution of this security), during the 12 month period preceding the distribution of this security.

N/A

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED this 22 day of Feb, 2002

Schwanberg International Incorporated

Per: ____________________
Signature of authorized signatory

BURKHARD FRANZ

PRESIDENT/DIRECTOR
Name and Office of authorized signatory

INSTRUCTIONS:

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTIONS:

1. If the space provided for any answer is insufficient, additional sheets may be used. Each sheet must be cross referenced to the relevant section of the report and signed by the person who signs the report.

2. In answer to question 3, provide a full description of the security, including any underlying securities into which the security is convertible or exchangeable and, if applicable, state the expiry date of the security.

3. In answer to question 8, compensation includes discounts, commissions or other fees or payments of a similar nature directly related to the distribution of the security but does not include payments for services incidental to the distribution of the security such as clerical, printing, legal or accounting services. If compensation is to be paid to the agent by way of a distribution of securities of the issuer under an exemption on a later date, the issuer may be required to file a separate BC Form 45-902F together with the applicable filing fee.

4. If the distribution of the security is made to a purchaser under section 128(a), (b), (c) or (h) of the
Rules, or to a purchaser that is an individual under section 74(2)(4) of the Act, in respect of which this report is filed, the issuer must obtain from the purchaser, before an agreement of purchase and sale is entered into, an acknowledgment of the purchaser in the required form as required by section 135 of the Rules and retain the acknowledgment for a period of 6 years. The required form is BC Form 45-903F1 for an individual purchaser and BC Form 45-903F2 for a non-individual purchaser.

5. Where an offering memorandum is required to be delivered in connection with a distribution of the
security under section 74(2)(4) of the Act, or section 128(a), (b) or (c) of the Rules, or is delivered in
connection with a distribution of the security under section 128(h) of the Rules, a copy of the offering
memorandum must be filed with the Commission on or before the 10th day after the distribution of the security.

6. The report must be filed with the Commission on or before the 10th day after the distribution of the security.

7. File one originally signed report with the completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation,

14

CANADIAN VENTURE EXCHANGE

FORM 4A

PRIVATE PLACEMENT NOTICE FORM

Re: **SCHWANBERG INTERNATIONAL INCORPORATED** (the "Issuer")

SEDAR Project #: ________________

Issued and Outstanding Shares Prior to Private Placement **8,006,718 common shar**

Date of News Release Announcing the Private Placement: April **2, 2002**

---

1. Total amount of funds to be raised: $100,000

2. Description of securities to be issued:

   (a) Class: Common Shares

   (b) Number: 2,000,000

   (c) Price per security: $0.05

3. If Warrants are to be issued, provide the following information:

   (a) Number: not applicable

   (b) Number of Listed Shares eligible to be purchased on exercise of Warrants: Not applicable

   (c) Exercise price of Warrants: Not applicable

   (d) Expiry date of Warrants: Not applicable

4. If Debt Securities are to be issued, provide the following information:

   (a) Aggregate principal amount: Not applicable

   (b) Maturity date: Not applicable

   (c) Interest rate: Not applicable

(d) Conversion terms: Not applicable

(e) Default provisions: Not applicable

5. Placees – If the Private Placement is non-brokered, please complete the following chart for each anticipated placee.

Name and Address of Placee (if placee is a company, state the names of the beneficial owner(s))	Number of Securities Purchased	Section of Act/Rules Prospectus Exemption	Present Direct & Indirect Holdings in the Issuer	Payment Date	Insider Y / N
Burkhard Franz Box 58, Silverton B.C. V0G 2B0	200,000	BOR 98/11 of the B.C. Securities Commission; Section 107(1)(d) of the *Securities Act* (Alberta)	1,083,166	April 2, 2002(funds received)	Y
Chris Latto Contracting Ltd 313-6th Street, Silverton B.C. V0G 2B0 Beneficial Holder: Mary O'Bryan	800,000	BOR 98/11 of the B.C. Securities Commission; Section 107(1)(d)of the Securities Act (Alberta)	Nil	April 2, 2002(funds received)	N
Yim Fong Chin 11940 Dewsbury Drive Richmond, B.C. V6X 2Y7	100,000	BOR 98/11 of the B.C. Securities Commission; Section 107(1)(d)of the Securities Act (Alberta)	Nil	April 10, 2002	N
Dolly Latchman 22 New Colonial Road Barrackpore, Trinidad, W.I.,	700,000	BOR 98/11 of the B.C. Securities Commission; Section 107(1)(d)of the Securities Act (Alberta)	Nil	April 2, 2002(funds received)	N
Savi Franz Box 58, Silverton B.C. V0G 2B0	200,000	BOR 98/11 of the B.C. Securities Commission; Section 107(1)(d) of the *Securities Act* (Alberta)	930,133	April 10, 2002	Y
TOTAL	2,000,000				

6. Please disclose the proposed use of proceeds: General working capital

If the Issuer is a Tier 2 Issuer, provide a comparison to expenditures on similar categories in the preceding 12 month period.

Description of Use of Proceeds	Approximate Expenditure on Similar Categories in the Past 12 Months

General working capital	N/A

7. State the estimated working capital on hand as at the preceding month end: $393,515 as at March 31, 2002.

8. Provide the following information for any commission to be paid in connection with the placement:

    (a) Sales Agent/broker (name, address, beneficial ownership where applicable): Not applicable

    (b) Cash: Not applicable

    (c) Securities: Not applicable

    (d) Expiry date for Warrants: Not applicable

    (e) Exercise price of Warrants: Not applicable

9. State whether the Sales Agent is at Arm's Length to the Issuer: Not applicable

10. Describe the particulars of any other proposed material changes in the affairs of the Company: There are no other material changes in the affairs of the Company that have not been disclosed to the public by issuance of a news release.

11. Describe any unusual particulars of the transaction (i.e. tax "flow-through" shares, etc.): Not applicable

12. State whether the Private Placement will result in a change of control: The Private Placement will not result in a change of control.

13. State whether shareholder approval of the Private Placement is required: Shareholder approval will not be required.

14. State the Prospectus exemption being relied on and the hold period to which the securities will be subject: BOR #98/11 of the B.C. Securities Commission and section 107(1)(d) of the *Securities Act* (Alberta). The securities issuable on the exercise or deemed exercise of the Common Shares will be subject to a 12 month hold period in B.C. and Alberta, unless the Issuer files an annual information form entitling it to shorten the hold period to four months from the closing date.

15. If this transaction is not fully in accordance with Policy 4.1 – Private Placements, indicate where there are deviations, and explain why a waiver of Exchange policy is in the best interests of the Issuer and the investing public: The transaction is in accordance with Policy 4.1.

1C

CANADIAN VENTURE EXCHANGE

FORM 4C

PRIVATE PLACEMENT
DECLARATION OF CERTIFIED FILING

Re: **SCHWANBERG INTERNATIONAL INCORPORATED** (the "Issuer")

SEDAR Project #: **N/A**

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Summary Form attached hereto (the "Filing").

The undersigned hereby certifies that:

(a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

(b) the Filing is in all respects in accordance with Policy 4.1- Private Placements, in effect as of the date of this Declaration or any deviations are disclosed in the Notice previously filed by the Issuer;

(c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed; and

(d) any changes to the terms of this Private Placement since the conditional acceptance of the Notice have been disclosed in an attachment to this Declaration.

Dated April 12, 2002

Burkhard Franz
Name of Director/Officer

[signature]
Signature

Director/President
Official Capacity

03 APR -9 7:21

* Has each placee advanced payment to the Issuer or have the placement funds been placed in trust pending receipt of all necessary regulatory approvals?

YES __X__ NO _____

If NO, please explain: Not applicable.

1. Each purchaser has been advised of the applicable Securities Law and Exchange hold period. All certificates for securities issued which are subject to a hold period bear the appropriate legend restricting their transfer until the expiry of the applicable hold period.

2. Where there is a change of control of the Issuer resulting from the issuance of the private placement shares, indicate the names of the new controlling shareholders and provide the date on which shareholder approval has been or will be obtained for the transaction:

   Not applicable.

3. A Form 4D – Corporate Placee Registration Form with current information is enclosed or has been filed for each subscriber that is not an individual:

YES __X__ NO _____

If the Form 4D on file does not contain current information, a new Form or an amendment to the Form must be submitted by the placee.

CANADIAN VENTURE EXCHANGE

FORM 4B

PRIVATE PLACEMENT SUMMARY FORM

To be provided at the final filing stage. Please complete the following:

Re: **SCHWANBERG INTERNATIONAL INCORPORATED** (the "Issuer")

SEDAR Project #: **N/A**

Date: **April 12, 2002**

Date of Exchange Conditional Acceptance: **April 3rd, 2002**

Total Number and Type of Security: **2,000,000 common shares**

Full Name & Residential Address of Purchaser	Number of Securities Purchased	Purchase Price per Security (CDN$)	Prospectus Exemption	Present Direct & Indirect Holdings in the Company	Payment Date*	Insider Y / N
Burkhard Franz 620 Lake Avenue Silverton, B.C. V0G 2B0	200,000	0.05	BOR 98/11 of the B.C. Securities Commission; Section 107(1)(d) of the *Securities Act* (Alberta)	1,083,166	April 2/02	Y
Chris Latto Contracting Ltd 313 –6th Street Silverton, B. C. V0G 2B0	800,000	0.05	BOR 98/11 of the B.C. Securities Commission; Section 107(1)(d) of the *Securities Act* (Alberta)	Nil	April 2/02	N
Dolly Latchman 22 New Colonia Road Barrackpore, Trinidad, W.I.	800,000	0.05	BOR 98/11of the B.C. Securities Commission; Section 107(1)(d)of the Securities Act(Alberta)	Nil	April 2/02	N
Savi Franz 620 Lake Avenue Silverton, B.C. V0G 2B0	200,000	0.05	BOR 98/11 of the B.C. Securities Commission; Section 107(1)(d) of the Securities Act (Alberta)			
TOTAL	2,000,000					

(a)

Full Name and Address of Purchaser	Number of Securities Purchased	Purchase Price (CDN$)	Statutory Exemption Relied On
Savitri Franz 620 Lake Avenue Silverton, B.C. V0G 2B0	650,000 common shares	0.10 per common share	Section 107(1)(d) *Securities Act*
TOTAL	650,000 common shares		

(b) The vendor has prepared and certified a list comprising the information required by clause (a) of this section and the certified list is available for inspection by a representative of the Commission at the following address within Alberta.

Not applicable.

5. State the name and address of any person acting as agent in connection with the trade(s) and the compensation paid or to be paid to the agent.

Not applicable.

6. State the total gross proceeds (CDN$) realized in Alberta by the issuer or selling security holder from the distribution.

Nil.

CERTIFICATE OF VENDOR OR AGENT OF VENDOR

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Silverton, B.C. this 27 day of September, 2002.

SCHWANBERG INTERNATIONAL INCORPORATED
Name of Issuer

Per: ______________________
Signature of authorized signatory

Burkhard Franz, Director
Name and office of authorized signatory

INSTRUCTIONS

1. In answer to question 5 give the name of the person or company who has been or will be paid remuneration directly related to the trade(s), such as commissions, discounts or other fees or payments of a similar nature. It is not necessary to include payments for services incidental to the trade such as clerical, printing, legal or accounting.

2. If the space provided for any answer in insufficient, additional sheets may be used and must be cross references to the relevant item and properly identified and signed by the person whose signature appears on the report.

3. Please file this report in duplicate with the required fee. Cheques are payable to the Provincial Treasurer of Alberta.

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* AND THE SECURITIES REGULATION FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ANY FEE PAYABLE TO THE ALBERTA SECURITIES COMMISSION UNDER THE *SECURITIES ACT* AND THE SECURITIES REGULATION SHALL BE PAID TO THE PROVINCIAL TREASURER IN ACCORDANCE WITH THE REQUIREMENTS OF SCHEDULE 1 TO THE REGULATION. ANY FAILURE TO ACCOMPANY A FORM OR APPLICATION WITH THE PRESCRIBED FEE SHALL RESULT IN THE RETURN OF THAT FORM OR APPLICATION.

TSX VENTURE EXCHANGE

FORM 4C

PRIVATE PLACEMENT
DECLARATION OF CERTIFIED FILING

Re: **SCHWANBERG INTERNATIONAL INCORPORATED** (the "Issuer")

SEDAR Project #: **N/A**

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Summary Form attached hereto (the "Filing").

The undersigned hereby certifies that:

(a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

(b) the Filing is in all respects in accordance with Policy 4.1- Private Placements, in effect as of the date of this Declaration or any deviations are disclosed in the Notice previously filed by the Issuer;

(c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed; and

(d) any changes to the terms of this Private Placement since the conditional acceptance of the Notice have been disclosed in an attachment to this Declaration.

Dated September 19, 2000

Burkhard Franz
Name of Director and/or Senior Officer

[signature]
Signature

President/Director
Official Capacity

TSX VENTURE EXCHANGE

FORM 4B

PRIVATE PLACEMENT SUMMARY FORM

To be provided at the final filing stage. Please complete the following:

RE: SCHWANBERG INTERNATIONAL INCORPORATED (THE "issuer")

Sedar Project #: **N/A**

Date: September 20, 2002

Sate of Exchange Conditional Acceptance: September 6th, 2002

Total Number and Type of Security: **1,000,000 common shares**

Full Name & Residential Address of Purchaser	**Number of Securities Purchased**	**Purchased Price per Security (CDN$)**	**Prospectus Exemptions**	**Present Direct & Indirect Holdings in the Company**	**Payment Date***	**Insider Y/N**
Layne Arthur 19 Coach Manor Rise S.W. Calgary, Alberta T3H 1C5	175,000	0.10	BOR 98/11 of the B.C. Securities Commission; Section 107(1)(d)of the Securities Act(Alberta)	175,000	October 1	N
Edward C. Kozowy 6015 Signal Ridge Heights SW	175,000	0.10	BOR 98/11 of the B.C. Securities Commission; Section 107(1)(d)of the Securities(Alberta)	175,000	October 1	N
Savi Franz	650,000	0.10	BOR 98/11 of the B.C. Securities Commission; Section 107 (1)(d) of the Securities Act (Alberta	1,130,133	September 20	**Y**
Total	**1,000,000**					

If NO, please explain: Not applicable.

1. Each purchaser has been advised of the applicable Securities Law and Exchange hold period. All certificates for securities issued which are subject to a hold period bear the appropriate legend restricting their transfer until the expiry of the applicable hold period.

2. Where there is a change of control of the Issuer resulting from the issuance of the private placement shares, indicate the names of the new controlling shareholders and provide the date on which shareholder approval has been or will be obtained for the transaction:

   Not applicable.

3. A Form 4D – Corporate Placee Registration Form with current information is enclosed or has been filed for each subscriber that is not an individual:

   YES N/A NO ______

   If the Form 4D on file does not contain current information, a new Form or an amendment to the Form must be submitted by the placee.

(16)

FORM 20
Securities Act

REPORT UNDER SECTION 108(1) OF THE *SECURITIES ACT* OF A TRADE MADE UNDER SECTION 107(1)(a), (b), (c), (d), (l), (m), (p), (q), (t), (t.1), (u) or (z) OF THE *SECURITIES ACT* OR SECTION 122(b) OF THE SECURITIES REGULATION.

NOTE: Circle statutory exemption or exemptions relied on. This report is not required if a bank to which the Bank Act (Canada) applies or a trust company registered under The Trust Companies Act acquires from a customer an evidence of indebtedness of the customer or an equity investment in the customer acquired concurrently with an evidence of indebtedness.

1. Full name and address of the vendor.

   Schwanberg International Incorporated
   Box 267
   New Denver, British Columbia V0G 1S0
   Telephone: (250) 358-2851

2. Name and address of the issuer of the security traded and description of the security:

   Schwanberg International Incorporated (the "Issuer")
   Box 267
   New Denver, British Columbia V0G 1S0
   Telephone: (250) 358-2851

   2,000,000 common shares at the price of $0.05 per common share for total proceeds of $100,000.

3. Date of trade(s)

   April 12, 2002

4. If the trade(s) involved securities in which a published market exists or the trade(s) was (were) made pursuant to section 107(1)(p), (q), (t) and (t.1) of the Act or section 122(b) or (d) of the Securities Regulation or if the issuer of the securities is not a reporting issuer, complete clause (a) of this section; otherwise complete either clause (a) or clause (b).

   (a)

03 APR -9 AM 7:21

Full Name and Address of Purchaser	**Number of Securities Purchased**	**Purchase Price (CDN$)**	**Statutory Exemption Relied On**
Burkhard Franz 620 Lake Avenue Silverton, B.C. V0G 2B0	200,000 common shares	0.05 per common share	Section 107(1)(d) *Securities Act*
Chris Latto Contracting Ltd 313-6th Street, Silverton, B.C. V0G 2B0	800,000 common shares	0.05 per common share	Section 107(1)(d) *Securities Act*
Dolly Latchman 22 New Colonial Road Barrackpore, Trinidad, W.I.	800,000 common shares	0.05 per common share	Section 107 (1)(d)Securities Act
Savi Franz 620 Lake Avenue Silverton, B.C. V0G 2B0	200,000 common shares	0.05 per common share	Section 107(1)(d)Securities Act
TOTAL	2,000,000 common shares		

(b) The vendor has prepared and certified a list comprising the information required by clause (a) of this section and the certified list is available for inspection by a representative of the Commission at the following address within Alberta.

Not applicable.

5. State the name and address of any person acting as agent in connection with the trade(s) and the compensation paid or to be paid to the agent.

Not applicable.

6. State the total gross proceeds (CDN$) realized in Alberta by the issuer or selling security holder from the distribution.

Nil.

CERTIFICATE OF VENDOR OR AGENT OF VENDOR

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Silverton, B.C. this 12 day of April, 2000.

SCHWANBERG INTERNATIONAL INCORPORATED
Name of Issuer

Per: [signature]
Signature of authorized signatory

Burkhard Franz, President/Director
Name and office of authorized signatory

FORM 20
Securities Act

REPORT UNDER SECTION 108(1) OF THE *SECURITIES ACT* OF A TRADE MADE UNDER SECTION 107(1)(a), (b), (c), (d), (l), (m), (p), (q), (t), (t.1), (u) or (z) OF THE *SECURITIES ACT* OR SECTION 122(b) OF THE SECURITIES REGULATION.

NOTE: Circle statutory exemption or exemptions relied on. This report is not required if a bank to which the Bank Act (Canada) applies or a trust company registered under The Trust Companies Act acquires from a customer an evidence of indebtedness of the customer or an equity investment in the customer acquired concurrently with an evidence of indebtedness.

1. Full name and address of the vendor.

   Schwanberg International Incorporated
   Box 267
   New Denver, British Columbia V0G 1S0
   Telephone: (250) 358-2851

2. Name and address of the issuer of the security traded and description of the security:

   Schwanberg International Incorporated (the "Issuer")
   Box 267
   New Denver, British Columbia V0G 1S0
   Telephone: (250) 358-2851

   650,000 common shares at a price of $0.10 per common share for total proceeds of $65,000.

3. Date of trade(s).

   September 27, 2002

4. If the trade(s) involved securities in which a published market exists or the trade(s) was (were) made pursuant to section 107(1)(p), (q), (t) and (t.1) of the Act or section 122(b) or (d) of the Securities Regulation or if the issuer of the securities is not a reporting issuer, complete clause (a) of this section; otherwise complete either clause (a) or clause (b).

- Has each placee advanced payment to the Issuer or have the placement funds been placed in trust pending receipt of all necessary regulatory approvals?

Yes X____No ____

If NO, please explain: **Not applicable**

1. Each purchaser has been advised of the applicable Securities Law and Exchange hold period. All certificates for securities issued which are subject to a hold period bear the appropriate legend restricting their transfer until the expiry of the applicable hold period.
2. Where there is a change of control of the Issuer resulting from the issuance of the private placement shares, indicate the names of the new controlling shareholders and provide the date on which shareholder approval has been or will be obtained for the transaction:

   Not applicable

3. A Form 4D – Corporate Placee Registration Form with current information is enclosed or has been filed for each subscriber that is not an individual:

   Yes N/A No ____

   If the Form 4D on file does not contain current information, a new Form or an amendment to the Form must be submitted by the placee.

FORM 20

Securities Act

REPORT UNDER SECTION 132(1) OF THE *SECURITIES ACT* OF A TRADE MADE UNDER SECTION 131(1)(a), (b), (c), (d), (l), (m), (q), (r), (s), (u) or (bb) OF THE *SECURITIES ACT* OR SECTION 122(b) OR (d) OF THE SECURITIES REGULATION.

Note: *Circle statutory exemption of exemptions relied on. This report is not required if a bank to which the Bank Act (Canada) applies or a trust company registered under the Trust Companies Act acquires from a customer an evidence of Indebtedness of the customer or an equity investment in the customer acquired concurrently with an evidence of Indebtedness.*

1. Full name and address of the Vendor:

   Schwanberg International Incorporated
   620 Lake Avenue
   Silverton, B.C., V0G 2B0

2. Name and address of the Issuer of the security traded and description of the security:

   Schwanberg International Incorporated
   620 Lake Avenue
   Silverton, B.C., V0G 2B0

   Security Traded: Options to Purchase Common Shares

3. Date of trade(s): September 30, 2002.

4. Amount or Number of Securities purchased: Option to acquire up to 250,000 Common Shares.

5. The vendor has prepared, certified and filed with the Commission a list comprising the name and address of each purchaser, the amount or number of securities purchased and the purchase price paid by each purchaser, the exemption relied upon and whether the securities are subject to a 4 or 12 month restricted period under MI 45-102 *Resale of Securities* and will provide the certified list to security holders who acquired securities pursuant to the prospectus exemptions in sections 131(1)(q) or (r) of the Act. The sole purchaser is as follows:

   Edward C. Kozowy, 6015 Signal Ridge Heights N.W., Calgary, Alberta, T3H 2N8

6. State the name and address of any person acting as agent in connection with the trade(s) and the compensation paid or to be paid to the agent:

   Address: N/A **Commission Paid**: N/A

7. State the total gross proceeds realized in Alberta by the Issuer or selling security holder from the distribution:

   NIL

CERTIFICATE OF VENDOR OR AGENT OF VENDOR

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Calgary, Alberta

this 30 day of September, 2002

Schwanberg International Incorporated
(name of vendor or agent - print)

Signature

President
(official capacity - print)

Burkhard Franz
(please print here name of individual whose signature appears above, if different from name of vendor or agent printed above.

INSTRUCTIONS:

1. ***In answer to question 5 give the name of the person or company who has been or will be paid remuneration directly related to the trade(s), such as commissions, discounts or other fees or payments of a similar nature. It is not necessary to include payments for services incidental to the trade such as clerical, printing, legal or accounting.***
2. ***If the space provided for any answer is insufficient, additional sheets may be used and must be cross referenced to the relevant item and properly identified and signed by the person whose signature appears on the report.***
3. ***Please file this report in duplicate with the required fee. Cheques are payable to the Provincial Treasurer of Alberta.***

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ANY FEE PAYABLE TO THE ALBERTA SECURITIES COMMISSION UNDER THE *SECURITIES ACT* AND THE ALBERTA SECURITIES COMMISSION RULES SHALL BE PAID TO THE PROVINCIAL TREASURER IN ACCORDANCE WITH THE REQUIREMENTS OF SCHEDULE 1 TO THE RULES. ANY FAILURE TO ACCOMPANY A FORM OR APPLICATION WITH THE PRESCRIBED FEE SHALL RESULT IN THE RETURN OF THAT FORM OR APPLICATION.

FORM 20

Securities Act

REPORT UNDER SECTION 132(1) OF THE *SECURITIES ACT* OF A TRADE MADE UNDER SECTION 131(1)(a), (b), (c), (d), (l), (m), (q), (r), (s), (u) or (bb) OF THE *SECURITIES ACT* OR SECTION 122(b) OR (d) OF THE SECURITIES REGULATION.

Note: *Circle statutory exemption of exemptions relied on. This report is not required if a bank to which the Bank Act (Canada) applies or a trust company registered under the Trust Companies Act acquires from a customer an evidence of Indebtedness of the customer or an equity investment in the customer acquired concurrently with an evidence of Indebtedness.*

1. Full name and address of the Vendor:

   Schwanberg International Incorporated
   620 Lake Avenue
   Silverton, B.C., V0G 2B0

2. Name and address of the Issuer of the security traded and description of the security:

   Schwanberg International Incorporated
   620 Lake Avenue
   Silverton, B.C., V0G 2B0

   Security Traded: Common Shares

3. Date of trade(s): September 30, 2002.

4. Amount or Number of Securities purchased: 350,000 Common Shares

5. The vendor has prepared, certified and filed with the Commission a list comprising the name and address of each purchaser, the amount or number of securities purchased and the purchase price paid by each purchaser, the exemption relied upon and whether the securities are subject to a 4 or 12 month restricted period under MI 45-102 *Resale of Securities* and will provide the certified list to security holders who acquired securities pursuant to the prospectus exemptions in sections 131(1)(q) or (r) of the Act. The sole purchaser is as follows:

   Edward C. Kozowy, 6015 Signal Ridge Heights N.W., Calgary, Alberta, T3H 2N8
   Layne Arthur, 19 Coach Manor Rise S.W., Calgary, Alberta, T3H 1C5

6. State the name and address of any person acting as agent in connection with the trade(s) and the compensation paid or to be paid to the agent:

   Address: N/A **Commission Paid**: N/A

7. State the total gross proceeds realized in Alberta by the Issuer or selling security holder from the distribution:

   $35,000.00

CERTIFICATE OF VENDOR OR AGENT OF VENDOR

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Calgary, Alberta

this 30 day of September, 2002

Schwanberg International Incorporated
(name of vendor or agent - print)

Signature

President
(official capacity - print)

Burkhard Franz
(please print here name of individual whose signature appears above, if different from name of vendor or agent printed above.

INSTRUCTIONS:

1. ***In answer to question 5 give the name of the person or company who has been or will be paid remuneration directly related to the trade(s), such as commissions, discounts or other fees or payments of a similar nature. It is not necessary to include payments for services incidental to the trade such as clerical, printing, legal or accounting.***
2. ***If the space provided for any answer is insufficient, additional sheets may be used and must be cross referenced to the relevant item and properly identified and signed by the person whose signature appears on the report.***
3. ***Please file this report in duplicate with the required fee. Cheques are payable to the Provincial Treasurer of Alberta.***

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ANY FEE PAYABLE TO THE ALBERTA SECURITIES COMMISSION UNDER THE *SECURITIES ACT* AND THE ALBERTA SECURITIES COMMISSION RULES SHALL BE PAID TO THE PROVINCIAL TREASURER IN ACCORDANCE WITH THE REQUIREMENTS OF SCHEDULE 1 TO THE RULES. ANY FAILURE TO ACCOMPANY A FORM OR APPLICATION WITH THE PRESCRIBED FEE SHALL RESULT IN THE RETURN OF THAT FORM OR APPLICATION.

FORM 4D1
CORPORATE PLACEE REGISTRATION FORM

(17)

Where subscribers to a private placement are not individuals, the following information about the placee must be provided. This Form will remain on file with the Exchange. The corporation, trust, portfolio manager or other entity (the "Placee") need only file it once, and it will be referenced for all subsequent private placements in which it participates. If any of the information provided in this Form changes, the Placee must notify the Exchange prior participating in further placements with Exchange listed companies.

1. Name of Placee:
   CHRIS LATTO CONTRACTING LTD

2. Address of Placee's Head Office:
   313-6th ST - SILVERTON, B.C. V0G 2B0

3. Jurisdiction of Incorporation or Creation:
   BRITISH COLUMBIA

4. If the Placee will be purchasing securities as principal, but not as a portfolio m please check the box and include the names and addresses of persons having a than 10% beneficial interest in the Placee:
   ____

5. The undersigned acknowledges that it is bound by the provisions of applicabl Securities Law, including provisions concerning the filing of insider reports a reports of acquisitions (See for example, sections 87 and 111 of the *Securitie* (British Columbia) and sections 141 and 147 of the *Securities Act* (Alberta).

6. For Placees which are portfolio managers or trusts purchasing pursuant to an exemption from the prospectus requirements prescribed by British Columbia Securities Law and are required pursuant to the applicable exemption to be purchasing as agent for accounts that are fully managed by it, please check the box and complete the Additional Undertaking and Certification in Form 4D2. ☐

Dated at ~~11th April~~ SILVERTON on 11th April, 2002.

CHRIS LATTO CONTRACTING LTD
(Name of Purchaser - please print)

[signature]
(Authorized Signature)

President
(Official Capacity - please print)

____
(please print name of individual whose signature appears above, if different from name of purchaser printed above)

THIS IS A PUBLIC DOCUMENT

03 APR -9 AM 7:21

(18)

PRIVATE PLACEMENT SUBSCRIPTION AGREEMENT FOR
THE PURCHASE OF SECURITIES OF SCHWANBERG INTENATIONAL INCORPORATED(the "Issuer")

1. The undersigned hereby subscribes for and agrees to purchase 800,000 shares, at a price of $0.05 per share for an aggregate purchase price (the "Purchase Price") of
2. $ 0.05. The undersigned agrees to concurrently deliver to the Issuer the Purchase Price, and fully completed and executed copies of this Agreement and the attached schedules hereto. The Shares to be issued will be recorded in the name of the undersigned at the address set out below. The term "Securities" used herein refers to the Shares.

Acknowledgement

3. The undersigned acknowledges, confirms and agrees with the following:

 (a) no prospectus has been filed by the Issuer with the British Columbia Securities Commission in connection with the issuance of the Securities;

 (b) the issuance of the Securities is to be by way of private placement exempted from certain registration and prospectus requirements by **the Securities Rules (the "Rules") made pursuant to the Securities Act (British Columbia) (the "Act")** on the basis that the undersigned meets certain qualifications, and, as a consequence, the undersigned:

  (i) is restricted from using most of the civil remedies available under the Act, its rules and its regulations;

  (ii) may not receive information that may otherwise be required to be provided to the undersigned under the Act, its rules and regulations; and

  (iii) the Issuer is relieved from certain obligations that would otherwise apply under the Act, its rules and its regulations;

 (c) the Securities may not be traded for a period of ~~four~~ 12 months, if made under section 74(2)(9) of the Act, and one year, if made under section 74(2)(4) of the Act or section 128(a) (b) or (h) of the Rules, from the Closing Date as hereinafter defined and if the undersigned is a resident of a province other than British Columbia, the Securities may also be subject to additional hold periods. The certificates representing the Securities will contain a legend denoting the restrictions on transfer imposed by the Rules and the Canadian Venture Exchange ("CDNX");

 (d) since the Securities have not been qualified for resale in the United States of America ("USA"), the Securities cannot be knowingly resold to a USA resident or citizen at any time prior to the appropriate qualification of the Securities in the USA;

 (e) if a material change occurs in the affairs of the Issuer between the date of the Issuer's press release announcing this private placement and the date of CDNX

to be increased for those subscribers that have not signed a subscription agreement or have not irrevocably advanced the subscription funds to the Issuer (or a trustee instructed to advance such funds to the Issuer), subject only to CDNX acceptance;

(f) the Purchaser has the legal capacity and competence to enter into and execute this Agreement and take all actions required pursuant hereto and, if the Purchaser is a corporation it is duly incorporated and validly subsisting under the laws of its jurisdiction of incorporation and all necessary approvals by its directors, shareholders, and others have been given to authorize execution of this Agreement on behalf of the Purchaser;

(g) the entering into of this Agreement and the transactions contemplated hereby will not result in the violation of any of the terms and provisions of any law applicable to, or the constating documents of, the Purchaser or of any agreement, written or oral, to which the Purchaser may be a part or by which he is or may be bound; and

(h) this Agreement has been duly executed and delivered by the Purchaser and constitutes a valid and binding agreement of the Purchaser enforceable against the Purchaser.

3. The representations and warranties of the Purchaser contained in this Agreement shall be true at the Closing Date as though they were made at the Closing Date and they shall survive the Closing Date and remain in full force and effect thereafter for the benefit of the Issuer for a period of one year.

Representations and Warranties

4. The Purchaser represents and warrants to the Issuer, acknowledging that the Issuer will be relying upon such representations and warranties in entering into this Agreement, that:

(a) if the purchase of the Units by the Subscriber is to be made under the exemption from prospectus requirements available under:

i) section 74(2)(4) of the Act, the Purchaser is not a syndicate, partnership or other form of unincorporated entity or organization created solely to permit the purchaser of the Units by a group of individuals whose individual share of the aggregate acquisition cost of the Units is not less than $97,000;

ii) section 74(2)(9) of the Act, the Subscriber is an employee, senior officer or director of the Issuer or an affiliate of the Issuer, and has not been induced to purchase the Shares by expectation of employment or continued employment;

iii) section 128(a) of the Rules, the Subscriber is:

A) a sophisticated purchaser, as defined in the attached Form 45-903F1 or Form 45-903F2; or

B) a spouse, parent, brother, sister or child of a senior officer or director of the Issuer or of an affiliate of the Issuer; or

C) a company, all the voting securities of which are beneficially

owned by one or more of a spouse, parent, brother, sister or child of a senior officer or director of the Issuer, or of an affiliate of the Issuer.

and has received from the Issuer and had the opportunity to review a copy of the Issuer's offering memorandum prepared in connection with this Agreement; or

iv) section 128(b) of the Rules, the Subscriber is:

A) purchasing as principal;

B) a sophisticated purchaser, as defined in the attached Form 45-903F1 or Form 45-903F2;

C) incurring an aggregate subscription cost of not less than $25,000;

D) has received from the Issuer and had the opportunity to review a copy of the Issuer's offering memorandum prepared in connection with this Agreement; or

v) section 128(h) of the Rules, the Subscriber is:

A) a spouse, parent, brother, sister, child or close personal friend of a senior officer or director of the Issuer, or of an affiliate of the Issuer; or

B) a company, all the voting securities of which are beneficially owned by one or more of a senior officer or director of the Issuer, or of an affiliate of the Issuer, or a spouse, parent, brother, sister, child or close personal friend of a senior officer or director of the Issuer, or of an affiliate of the Issuer.

4.1 The undersigned further represents and warrants that the undersigned:

(a) is purchasing as principal wherein no other person, corporation, firm or other organization will have a beneficial interest in the Securities;

(b) has due authority, if the undersigned is a corporation, for the execution of this Agreement and all related documents, and has the full power and capacity to enter into this Agreement;

(c) has no knowledge of a "material fact" or "material change", as those terms are defined in the Act, in the affairs of the Issuer that has not been generally disclosed to the public, save knowledge of this particular private placement (if not yet disclosed); and

(d) the Purchaser is not purchasing the Units as a result of an advertisement of the Units in printed media of general and regular paid circulation, radio or television;

(e) has not received any written or oral representations:

(i) that any person will resell or repurchase the Shares;

(ii) that any person will refund the purchase price of the Shares;

(iii) as to the future price or value of the Shares; or

(iv) that the Shares will be listed and posted for trading on a stock exchange or that application has been made to list and post the Shares for trading on a stock exchange other than the CDNX;

(f) the Purchaser has had the opportunity to consult his or hero own independent professional advisors with respect to the consequences of purchasing the Units, and with respect to the applicable regulatory requirements for the purchase and eventual sale of the Securities.

Covenants

6. In accordance with regulatory requirements, the undersigned covenants and agrees to complete, execute and deliver to the Issuer concurrent with this Agreement:

(a) the attached Form 45-903F1 for individuals or Form 45-903F2 for non individuals;

(b) if the undersigned is a USA resident or citizen, a USA Acknowledgement; and

(c) if the undersigned is a corporation, a Form 4D1 – Corporate Placee Registration Form (unless it already has a Form 4D1 on file at the CDNX containing accurate current information).

Condition Precedent

7. The completion of the subscription contemplated by this Agreement (the "Closing") is subject to the Issuer having obtained CDNX acceptance to the issuance of the Securities.

8. Power of Attorney

Effective upon execution of this Agreement by both parties, the Purchaser:

(a) irrevocably appoints the Issuer as the Purchaser's attorney and agent (the "Attorney"), with full power of substitution, to execute, swear to, acknowledge, deliver, make, file, amend and record when, and as necessary, any instrument, acknowledgement, undertaking, direction or other document required to be filed by the Issuer or the Purchaser with any securities regulatory authority having jurisdiction in connection with the purchase and sale of the Securities or where necessary, in the opinion of the Attorney, to complete or perfect the transactions contemplated by this Agreement, including, without limitation, the attached Act Form 45-903F1 or Form 45-903F2 Acknowledgement and Undertaking (if necessary) and, if the Subscriber is a USA resident or citizen, the attached USA Acknowledgement;

(b) declares that the power of attorney hereby granted is irrevocable and will survive the death, incapacity or bankruptcy of the Purchaser and will extend to and

bind the Purchaser and the Purchaser's heirs, executors, trustees in bankruptcy or other legal representatives or successors; and

(c) agrees to be bound by any representations made or actions taken by the Attorney if such representations or actions are made or taken in good faith and in accordance with the power of attorney hereby granted, and the Subscriber waives any and all defences which may be available to the Purchaser to deny, contest, or disaffirm any such representations or actions.

Closing

9. The Closing will occur on or before the fifth business day (the "Closing Date") following the date of receipt of written CDNX acceptance. The Issuer will arrange for the forwarding of the Securities (appropriately legended) on or before the Closing Date in satisfaction of the Purchase Price.

Miscellaneous

10. This Agreement constitutes the entire agreement between the undersigned and the Issuer, and there are no other agreements, warranties, representations, conditions or covenants, written or oral, express or implied, in respect of, or which affect, the transactions herein contemplated, and this Agreement supersedes and supplants any previous dealings whatsoever between the undersigned and the Issuer in respect of this subscription.

11. This Agreement may not be assigned by either party hereto.

12. This Agreement will be governed by, and construed in accordance with, the laws of British Columbia.

13. This Agreement may be signed by the parties in counterparts and may be delivered by facsimile, each of which when delivered will be deemed to be an original and all of which together will constitute one instrument.

net income before tax jointly with my spouse of not less than $125,000 in the current calendar year, **OR**

(d) I am registered under the Act, **OR**

(e) I am a spouse, parent, brother, sister or child of a senior officer or director of the Issuer, or of an affiliate of the Issuer, **OR**

(f) I am a close personal friend of a senior officer or director of the Issuer, or of an affiliate of the Issuer, **OR**

(g) I am purchasing securities under section 128 (c) ($25,000 - registrant required) of the Rules, and I have spoken to

______________________ of ______________________

(Name of Registered Individual) (Name of Registered Individual's Registered Dealer)

who advised me that they are registered to trade or advise in the Securities and that the purchase of the Securities is a suitable investment for me.

6. If I am an individual referred to in paragraph 5 (b), 5 (c), or 5 (d), I acknowledge that, on the basis of information about the Securities furnished by the Issuer, I am able to evaluate the risks and merits of the Securities because: **[circle one]**

(a) of my financial, business or investment experience, **OR**

(b) I received advice from

______________________ of ______________________

(Name of Registered Individual) (Name of Registered Individual's Registered Adviser/Dealer)

who advised me that they are:

i) registered to advise, or exempted from the requirement to be registered to advise, in respect of the Securities, and

ii) not an insider of, or in a special relationship with, the Issuer.

The statements made in this report are true.

DATED at ______________________, this 6 day of April, 2002 DL

Dolly Latchman
Signature of Purchaser

DOLLY LATCHMAN
Name of Purchaser

22 New Colonial Rd, Barrackpore, Trinidad
Address of Purchaser

This is the form required under section 135 of the Rules and, if applicable, by an order issued under section 76 of the Securities Act.

BC FORM 45-903F1 (Previously Form 20A(IP))

Securities Act

Acknowledgment of Individual Purchaser

1. I have agreed to purchase from SCHWANBERG INTERNATIONAL INCORPORATED (the "Issuer") ______________________ Shares (the "Securities") of the Issuer.

2. I am purchasing the Securities as principal and, on closing of the agreement of purchase and sale, I will be the beneficial owner of the Securities.

3. I **[circle one]** have/have not received an offering memorandum describing the Issuer and the Securities.

4. I acknowledge that:

(a) no securities commission or similar regulatory authority has reviewed or passed on the merits of the Securities, **AND**

(b) there is no government or other insurance covering the Securities, **AND**

(c) I may lose all of my investment, **AND**

(d) there are restrictions on my ability to resell the Securities and it is my responsibility to find out what those restrictions are and to comply with them before selling the Securities, **AND**

(e) I will not receive a prospectus that the British Columbia Securities Act (the "Act") would otherwise require be given to me because the Issuer has advised me that it is relying on a prospectus exemption, **AND**

(f) because I am not purchasing the Securities under a prospectus, I will not have the civil remedies that would otherwise be available to me, **AND**

(g) the Issuer has advised me that it is using an exemption from the requirement to sell through a dealer registered under the Act, except purchases referred to in paragraph 5 (g), and as a result I do not have the benefit of any protection that might have been available to me by having a dealer act on my behalf.

5. I also acknowledge that: **[circle one]**

(a) I am purchasing Securities that have an aggregate acquisition cost of $97,000 or more, **OR**

(b) my net worth, or my net worth jointly with my spouse at the date of the agreement of purchase and sale of the security, is not less than $400,000, **OR**

(c) my annual net income before tax is not less than $75,000, or my annual net income before tax jointly with my spouse is not less than $125,000, in each of the two most recent calendar years, and I reasonably expect to have annual net income before tax of not less than $75,000 or annual

DATED at ~~Cal~~ DL SAN FERNANDO TRINIDAD, as of this 6 day of APRIL, 2002.

WITNESS

DOLLY LATCHMAN
Subscriber's Name

Dolly Latchman
Subscriber's Signature

22 New Colonial Rd, Barrackpore, TRINIDAD
Residential Address

Number of Shares of the Issuer beneficially owned directly and/or indirectly by the Purchaser as at the date of this Agreement.

800,000

ACCEPTED BY SCHWANBERG INTERNATIONAL INCORPORATED. (the Issuer) this 11 day of April, 2002.

Per: ______________________
Authorized Signatory

PRIVATE PLACEMENT SUBSCRIPTION AGREEMENT FOR
THE PURCHASE OF SECURITIES OF SCHWANBERG INTENATIONAL INCORPORATED(the "Issuer")

1. The undersigned hereby subscribes for and agrees to purchase 200,000 shares, at a price of $0.05 per share for an aggregate purchase price (the "Purchase Price") of
2. $ 0.05. The undersigned agrees to concurrently deliver to the Issuer the Purchase Price, and fully completed and executed copies of this Agreement and the attached schedules hereto. The Shares to be issued will be recorded in the name of the undersigned at the address set out below. The term "Securities" used herein refers to the Shares.

Acknowledgement

3. The undersigned acknowledges, confirms and agrees with the following:

(a) no prospectus has been filed by the Issuer with the British Columbia Securities Commission in connection with the issuance of the Securities;

(b) the issuance of the Securities is to be by way of private placement exempted from certain registration and prospectus requirements by **the Securities Rules (the "Rules") made pursuant to the Securities Act (British Columbia) (the "Act")** on the basis that the undersigned meets certain qualifications, and, as a consequence, the undersigned:

(i) is restricted from using most of the civil remedies available under the Act, its rules and its regulations;

(ii) may not receive information that may otherwise be required to be provided to the undersigned under the Act, its rules and regulations; and

(iii) the Issuer is relieved from certain obligations that would otherwise apply under the Act, its rules and its regulations;

(c) the Securities may not be traded for a period of ~~four~~ 12 months, if made under section 74(2)(9) of the Act, and one year, if made under section 74(2)(4) of the Act or section 128(a) (b) or (h) of the Rules, from the Closing Date as hereinafter defined and if the undersigned is a resident of a province other than British Columbia, the Securities may also be subject to additional hold periods. The certificates representing the Securities will contain a legend denoting the restrictions on transfer imposed by the Rules and the Canadian Venture Exchange ("CDNX");

(d) since the Securities have not been qualified for resale in the United States of America ("USA"), the Securities cannot be knowingly resold to a USA resident or citizen at any time prior to the appropriate qualification of the Securities in the USA;

(e) if a material change occurs in the affairs of the Issuer between the date of the Issuer's press release announcing this private placement and the date of CDNX

to be increased for those subscribers that have not signed a subscription agreement or have not irrevocably advanced the subscription funds to the Issuer (or a trustee instructed to advance such funds to the Issuer), subject only to CDNX acceptance;

(f) the Purchaser has the legal capacity and competence to enter into and execute this Agreement and take all actions required pursuant hereto and, if the Purchaser is a corporation it is duly incorporated and validly subsisting under the laws of its jurisdiction of incorporation and all necessary approvals by its directors, shareholders, and others have been given to authorize execution of this Agreement on behalf of the Purchaser;

(g) the entering into of this Agreement and the transactions contemplated hereby will not result in the violation of any of the terms and provisions of any law applicable to, or the constating documents of, the Purchaser or of any agreement, written or oral, to which the Purchaser may be a part or by which he is or may be bound; and

(h) this Agreement has been duly executed and delivered by the Purchaser and constitutes a valid and binding agreement of the Purchaser enforceable against the Purchaser.

3. The representations and warranties of the Purchaser contained in this Agreement shall be true at the Closing Date as though they were made at the Closing Date and they shall survive the Closing Date and remain in full force and effect thereafter for the benefit of the Issuer for a period of one year.

Representations and Warranties

4. The Purchaser represents and warrants to the Issuer, acknowledging that the Issuer will be relying upon such representations and warranties in entering into this Agreement, that:

(a) if the purchase of the Units by the Subscriber is to be made under the exemption from prospectus requirements available under:

i) section 74(2)(4) of the Act, the Purchaser is not a syndicate, partnership or other form of unincorporated entity or organization created solely to permit the purchaser of the Units by a group of individuals whose individual share of the aggregate acquisition cost of the Units is not less than $97,000;

ii) section 74(2)(9) of the Act, the Subscriber is an employee, senior officer or director of the Issuer or an affiliate of the Issuer, and has not been induced to purchase the Shares by expectation of employment or continued employment;

iii) section 128(a) of the Rules, the Subscriber is:

A) a sophisticated purchaser, as defined in the attached Form 45-903F1 or Form 45-903F2; or

B) a spouse, parent, brother, sister or child of a senior officer or director of the Issuer or of an affiliate of the Issuer; or

C) a company, all the voting securities of which are beneficially

owned by one or more of a spouse, parent, brother, sister or child of a senior officer or director of the Issuer, or of an affiliate of the Issuer.

and has received from the Issuer and had the opportunity to review a copy of the Issuer's offering memorandum prepared in connection with this Agreement; or

iv) section 128(b) of the Rules, the Subscriber is:

A) purchasing as principal;

B) a sophisticated purchaser, as defined in the attached Form 45-903F1 or Form 45-903F2;

C) incurring an aggregate subscription cost of not less than $25,000;

D) has received from the Issuer and had the opportunity to review a copy of the Issuer's offering memorandum prepared in connection with this Agreement; or

v) section 128(h) of the Rules, the Subscriber is:

A) a spouse, parent, brother, sister, child or close personal friend of a senior officer or director of the Issuer, or of an affiliate of the Issuer; or

B) a company, all the voting securities of which are beneficially owned by one or more of a senior officer or director of the Issuer, or of an affiliate of the Issuer, or a spouse, parent, brother, sister, child or close personal friend of a senior officer or director of the Issuer, or of an affiliate of the Issuer.

4.1 The undersigned further represents and warrants that the undersigned:

(a) is purchasing as principal wherein no other person, corporation, firm or other organization will have a beneficial interest in the Securities;

(b) has due authority, if the undersigned is a corporation, for the execution of this Agreement and all related documents, and has the full power and capacity to enter into this Agreement;

(c) has no knowledge of a "material fact" or "material change", as those terms are defined in the Act, in the affairs of the Issuer that has not been generally disclosed to the public, save knowledge of this particular private placement (if not yet disclosed); and

(d) the Purchaser is not purchasing the Units as a result of an advertisement of the Units in printed media of general and regular paid circulation, radio or television;

(e) has not received any written or oral representations:

(i) that any person will resell or repurchase the Shares;

(ii) that any person will refund the purchase price of the Shares;

(iii) as to the future price or value of the Shares; or

(iv) that the Shares will be listed and posted for trading on a stock exchange or that application has been made to list and post the Shares for trading on a stock exchange other than the CDNX;

(f) the Purchaser has had the opportunity to consult his or hero own independent professional advisors with respect to the consequences of purchasing the Units, and with respect to the applicable regulatory requirements for the purchase and eventual sale of the Securities.

Covenants

6. In accordance with regulatory requirements, the undersigned covenants and agrees to complete, execute and deliver to the Issuer concurrent with this Agreement:

(a) the attached Form 45-903F1 for individuals or Form 45-903F2 for non individuals;

(b) if the undersigned is a USA resident or citizen, a USA Acknowledgement; and

(c) if the undersigned is a corporation, a Form 4D1 – Corporate Placee Registration Form (unless it already has a Form 4D1 on file at the CDNX containing accurate current information).

Condition Precedent

7. The completion of the subscription contemplated by this Agreement (the "Closing") is subject to the Issuer having obtained CDNX acceptance to the issuance of the Securities.

8. Power of Attorney

Effective upon execution of this Agreement by both parties, the Purchaser:

(a) irrevocably appoints the Issuer as the Purchaser's attorney and agent (the "Attorney"), with full power of substitution, to execute, swear to, acknowledge, deliver, make, file, amend and record when, and as necessary, any instrument, acknowledgement, undertaking, direction or other document required to be filed by the Issuer or the Purchaser with any securities regulatory authority having jurisdiction in connection with the purchase and sale of the Securities or where necessary, in the opinion of the Attorney, to complete or perfect the transactions contemplated by this Agreement, including, without limitation, the attached Act Form 45-903F1 or Form 45-903F2 Acknowledgement and Undertaking (if necessary) and, if the Subscriber is a USA resident or citizen, the attached USA Acknowledgement;

(b) declares that the power of attorney hereby granted is irrevocable and will survive the death, incapacity or bankruptcy of the Purchaser and will extend to and

bind the Purchaser and the Purchaser's heirs, executors, trustees in bankruptcy or other legal representatives or successors; and

(c) agrees to be bound by any representations made or actions taken by the Attorney if such representations or actions are made or taken in good faith and in accordance with the power of attorney hereby granted, and the Subscriber waives any and all defences which may be available to the Purchaser to deny, contest, or disaffirm any such representations or actions.

Closing

9. The Closing will occur on or before the fifth business day (the "Closing Date") following the date of receipt of written CDNX acceptance. The Issuer will arrange for the forwarding of the Securities (appropriately legended) on or before the Closing Date in satisfaction of the Purchase Price.

Miscellaneous

10. This Agreement constitutes the entire agreement between the undersigned and the Issuer, and there are no other agreements, warranties, representations, conditions or covenants, written or oral, express or implied, in respect of, or which affect, the transactions herein contemplated, and this Agreement supersedes and supplants any previous dealings whatsoever between the undersigned and the Issuer in respect of this subscription.

11. This Agreement may not be assigned by either party hereto.

12. This Agreement will be governed by, and construed in accordance with, the laws of British Columbia.

13. This Agreement may be signed by the parties in counterparts and may be delivered by facsimile, each of which when delivered will be deemed to be an original and all of which together will constitute one instrument.

net income before tax jointly with my spouse of not less than $125,000 in the current calendar year, **OR**

(d) I am registered under the Act, **OR**

(e) I am a spouse, parent, brother, sister or child of a senior officer or director of the Issuer, or of an affiliate of the Issuer, **OR**

(f) I am a close personal friend of a senior officer or director of the Issuer, or of an affiliate of the Issuer, **OR**

(g) I am purchasing securities under section 128 (c) ($25,000 - registrant required) of the Rules, and I have spoken to

____________________ of ____________________

(Name of Registered Individual) (Name of Registered Individual's Registered Dealer)

who advised me that they are registered to trade or advise in the Securities and that the purchase of the Securities is a suitable investment for me.

6. If I am an individual referred to in paragraph 5 (b), 5 (c), or 5 (d), I acknowledge that, on the basis of information about the Securities furnished by the Issuer, I am able to evaluate the risks and merits of the Securities because: **[circle one]**

(a) of my financial, business or investment experience, **OR**

(b) I received advice from

____________________ of ____________________

(Name of Registered Individual) (Name of Registered Individual's Registered Adviser/Dealer)

who advised me that they are:

i) registered to advise, or exempted from the requirement to be registered to advise, in respect of the Securities, and

ii) not an insider of, or in a special relationship with, the Issuer.

The statements made in this report are true.

DATED at Silverton, this 11 day of April, 2002

[signature]
Signature of Purchaser

BURKHARD FRANZ
Name of Purchaser

620 Lake Ave, Silverton, BC. V0G 2B0
Address of Purchaser

This is the form required under section 135 of the Rules and, if applicable, by an order issued under section 76 of the Securities Act.

BC FORM 45-903F1 (Previously Form 20A(IP))

Securities Act

Acknowledgment of Individual Purchaser

1. I have agreed to purchase from SCHWANBERG INTERNATIONAL INCORPORATED (the "Issuer") 200,000 Shares (the "Securities") of the Issuer.

2. I am purchasing the Securities as principal and, on closing of the agreement of purchase and sale, I will be the beneficial owner of the Securities.

3. I **[circle one]** have/have not received an offering memorandum describing the Issuer and the Securities.

4. I acknowledge that:

(a) no securities commission or similar regulatory authority has reviewed or passed on the merits of the Securities, **AND**

(b) there is no government or other insurance covering the Securities, **AND**

(c) I may lose all of my investment, **AND**

(d) there are restrictions on my ability to resell the Securities and it is my responsibility to find out what those restrictions are and to comply with them before selling the Securities, **AND**

(e) I will not receive a prospectus that the British Columbia Securities Act (the "Act") would otherwise require be given to me because the Issuer has advised me that it is relying on a prospectus exemption, **AND**

(f) because I am not purchasing the Securities under a prospectus, I will not have the civil remedies that would otherwise be available to me, **AND**

(g) the Issuer has advised me that it is using an exemption from the requirement to sell through a dealer registered under the Act, except purchases referred to in paragraph 5 (g), and as a result I do not have the benefit of any protection that might have been available to me by having a dealer act on my behalf.

5. I also acknowledge that: **[circle one]**

(a) I am purchasing Securities that have an aggregate acquisition cost of $97,000 or more, **OR**

(b) my net worth, or my net worth jointly with my spouse at the date of the agreement of purchase and sale of the security, is not less than $400,000, **OR**

(c) my annual net income before tax is not less than $75,000, or my annual net income before tax jointly with my spouse is not less than $125,000, in each of the two most recent calendar years, and I reasonably expect to have annual net income before tax of not less than $75,000 or annual

DATED at Silverton, as of this 11 day of April, 2002.

WITNESS

BURKHARD FRANZ
Subscriber's Name

Subscriber's Signature

620 Lake Ave, Silverton, BC, V0G 2B0
Residential Address

Number of Shares of the Issuer beneficially owned directly and/or indirectly by the Purchaser as at the date of this Agreement.

2,074,166

ACCEPTED BY SCHWANBERG INTERNATIONAL INCORPORATED, (the Issuer) this 11 day of April, 2002.

Per: ______________________
Authorized Signatory

PRIVATE PLACEMENT SUBSCRIPTION AGREEMENT FOR
THE PURCHASE OF SECURITIES OF SCHWANBERG INTENATIONAL INCORPORATED(the "Issuer")

1. The undersigned hereby subscribes for and agrees to purchase 650,000 shares, at a price of $0.05 per share for an aggregate purchase price (the "Purchase Price") of
2. $ 0.45 . The undersigned agrees to concurrently deliver to the Issuer the Purchase Price, and fully completed and executed copies of this Agreement and the attached schedules hereto. The Shares to be issued will be recorded in the name of the undersigned at the address set out below. The term "Securities" used herein refers to the Shares.

Acknowledgement

3. The undersigned acknowledges, confirms and agrees with the following:

(a) no prospectus has been filed by the Issuer with the British Columbia Securities Commission in connection with the issuance of the Securities;

(b) the issuance of the Securities is to be by way of private placement exempted from certain registration and prospectus requirements by **the Securities Rules (the "Rules") made pursuant to the Securities Act (British Columbia) (the "Act")** on the basis that the undersigned meets certain qualifications, and, as a consequence, the undersigned:

(i) is restricted from using most of the civil remedies available under the Act, its rules and its regulations;

(ii) may not receive information that may otherwise be required to be provided to the undersigned under the Act, its rules and regulations; and

(iii) the Issuer is relieved from certain obligations that would otherwise apply under the Act, its rules and its regulations;

(c) the Securities may not be traded for a period of ~~four~~ 12 months, if made under section 74(2)(9) of the Act, and one year, if made under section 74(2)(4) of the Act or section 128(a) (b) or (h) of the Rules, from the Closing Date as hereinafter defined and if the undersigned is a resident of a province other than British Columbia, the Securities may also be subject to additional hold periods. The certificates representing the Securities will contain a legend denoting the restrictions on transfer imposed by the Rules and the Canadian Venture Exchange ("CDNX");

(d) since the Securities have not been qualified for resale in the United States of America ("USA"), the Securities cannot be knowingly resold to a USA resident or citizen at any time prior to the appropriate qualification of the Securities in the USA;

(e) if a material change occurs in the affairs of the Issuer between the date of the Issuer's press release announcing this private placement and the date of CDNX

to be increased for those subscribers that have not signed a subscription agreement or have not irrevocably advanced the subscription funds to the Issuer (or a trustee instructed to advance such funds to the Issuer), subject only to CDNX acceptance;

(f) the Purchaser has the legal capacity and competence to enter into and execute this Agreement and take all actions required pursuant hereto and, if the Purchaser is a corporation it is duly incorporated and validly subsisting under the laws of its jurisdiction of incorporation and all necessary approvals by its directors, shareholders, and others have been given to authorize execution of this Agreement on behalf of the Purchaser;

(g) the entering into of this Agreement and the transactions contemplated hereby will not result in the violation of any of the terms and provisions of any law applicable to, or the constating documents of, the Purchaser or of any agreement, written or oral, to which the Purchaser may be a part or by which he is or may be bound; and

(h) this Agreement has been duly executed and delivered by the Purchaser and constitutes a valid and binding agreement of the Purchaser enforceable against the Purchaser.

3. The representations and warranties of the Purchaser contained in this Agreement shall be true at the Closing Date as though they were made at the Closing Date and they shall survive the Closing Date and remain in full force and effect thereafter for the benefit of the Issuer for a period of one year.

Representations and Warranties

4. The Purchaser represents and warrants to the Issuer, acknowledging that the Issuer will be relying upon such representations and warranties in entering into this Agreement, that:

(a) if the purchase of the Units by the Subscriber is to be made under the exemption from prospectus requirements available under:

i) section 74(2)(4) of the Act, the Purchaser is not a syndicate, partnership or other form of unincorporated entity or organization created solely to permit the purchaser of the Units by a group of individuals whose individual share of the aggregate acquisition cost of the Units is not less than $97,000;

ii) section 74(2)(9) of the Act, the Subscriber is an employee, senior officer or director of the Issuer or an affiliate of the Issuer, and has not been induced to purchase the Shares by expectation of employment or continued employment;

iii) section 128(a) of the Rules, the Subscriber is:

A) a sophisticated purchaser, as defined in the attached Form 45-903F1 or Form 45-903F2; or

B) a spouse, parent, brother, sister or child of a senior officer or director of the Issuer or of an affiliate of the Issuer; or

C) a company, all the voting securities of which are beneficially

owned by one or more of a spouse, parent, brother, sister or child of a senior officer or director of the Issuer, or of an affiliate of the Issuer.

and has received from the Issuer and had the opportunity to review a copy of the Issuer's offering memorandum prepared in connection with this Agreement; or

iv) section 128(b) of the Rules, the Subscriber is:

A) purchasing as principal;

B) a sophisticated purchaser, as defined in the attached Form 45-903F1 or Form 45-903F2;

C) incurring an aggregate subscription cost of not less than $25,000;

D) has received from the Issuer and had the opportunity to review a copy of the Issuer's offering memorandum prepared in connection with this Agreement; or

v) section 128(h) of the Rules, the Subscriber is:

A) a spouse, parent, brother, sister, child or close personal friend of a senior officer or director of the Issuer, or of an affiliate of the Issuer; or

B) a company, all the voting securities of which are beneficially owned by one or more of a senior officer or director of the Issuer, or of an affiliate of the Issuer, or a spouse, parent, brother, sister, child or close personal friend of a senior officer or director of the Issuer, or of an affiliate of the Issuer.

4.1 The undersigned further represents and warrants that the undersigned:

(a) is purchasing as principal wherein no other person, corporation, firm or other organization will have a beneficial interest in the Securities;

(b) has due authority, if the undersigned is a corporation, for the execution of this Agreement and all related documents, and has the full power and capacity to enter into this Agreement;

(c) has no knowledge of a "material fact" or "material change", as those terms are defined in the Act, in the affairs of the Issuer that has not been generally disclosed to the public, save knowledge of this particular private placement (if not yet disclosed); and

(d) the Purchaser is not purchasing the Units as a result of an advertisement of the Units in printed media of general and regular paid circulation, radio or television;

(e) has not received any written or oral representations:

(i) that any person will resell or repurchase the Shares;

(ii) that any person will refund the purchase price of the Shares;

(iii) as to the future price or value of the Shares; or

(iv) that the Shares will be listed and posted for trading on a stock exchange or that application has been made to list and post the Shares for trading on a stock exchange other than the CDNX;

(f) the Purchaser has had the opportunity to consult his or hero own independent professional advisors with respect to the consequences of purchasing the Units, and with respect to the applicable regulatory requirements for the purchase and eventual sale of the Securities.

Covenants

6. In accordance with regulatory requirements, the undersigned covenants and agrees to complete, execute and deliver to the Issuer concurrent with this Agreement:

(a) the attached Form 45-903F1 for individuals or Form 45-903F2 for non individuals;

(b) if the undersigned is a USA resident or citizen, a USA Acknowledgement; and

(c) if the undersigned is a corporation, a Form 4D1 – Corporate Placee Registration Form (unless it already has a Form 4D1 on file at the CDNX containing accurate current information).

Condition Precedent

7. The completion of the subscription contemplated by this Agreement (the "Closing") is subject to the Issuer having obtained CDNX acceptance to the issuance of the Securities.

8. Power of Attorney

Effective upon execution of this Agreement by both parties, the Purchaser:

(a) irrevocably appoints the Issuer as the Purchaser's attorney and agent (the "Attorney"), with full power of substitution, to execute, swear to, acknowledge, deliver, make, file, amend and record when, and as necessary, any instrument, acknowledgement, undertaking, direction or other document required to be filed by the Issuer or the Purchaser with any securities regulatory authority having jurisdiction in connection with the purchase and sale of the Securities or where necessary, in the opinion of the Attorney, to complete or perfect the transactions contemplated by this Agreement, including, without limitation, the attached Act Form 45-903F1 or Form 45-903F2 Acknowledgement and Undertaking (if necessary) and, if the Subscriber is a USA resident or citizen, the attached USA Acknowledgement;

(b) declares that the power of attorney hereby granted is irrevocable and will survive the death, incapacity or bankruptcy of the Purchaser and will extend to and

bind the Purchaser and the Purchaser's heirs, executors, trustees in bankruptcy or other legal representatives or successors; and

(c) agrees to be bound by any representations made or actions taken by the Attorney if such representations or actions are made or taken in good faith and in accordance with the power of attorney hereby granted, and the Subscriber waives any and all defences which may be available to the Purchaser to deny, contest, or disaffirm any such representations or actions.

Closing

9. The Closing will occur on or before the fifth business day (the "Closing Date") following the date of receipt of written CDNX acceptance. The Issuer will arrange for the forwarding of the Securities (appropriately legended) on or before the Closing Date in satisfaction of the Purchase Price.

Miscellaneous

10. This Agreement constitutes the entire agreement between the undersigned and the Issuer, and there are no other agreements, warranties, representations, conditions or covenants, written or oral, express or implied, in respect of, or which affect, the transactions herein contemplated, and this Agreement supersedes and supplants any previous dealings whatsoever between the undersigned and the Issuer in respect of this subscription.

11. This Agreement may not be assigned by either party hereto.

12. This Agreement will be governed by, and construed in accordance with, the laws of British Columbia.

13. This Agreement may be signed by the parties in counterparts and may be delivered by facsimile, each of which when delivered will be deemed to be an original and all of which together will constitute one instrument.

net income before tax jointly with my spouse of not less than $125,000 in the current calendar year, **OR**

(d) I am registered under the Act, **OR**

(e) I am a spouse, parent, brother, sister or child of a senior officer or director of the Issuer, or of an affiliate of the Issuer, **OR**

(f) I am a close personal friend of a senior officer or director of the Issuer, or of an affiliate of the Issuer, **OR**

(g) I am purchasing securities under section 128 (c) ($25,000 - registrant required) of the Rules, and I have spoken to

________________________ of ________________________
(Name of Registered Individual) (Name of Registered Individual's Registered Dealer)

who advised me that they are registered to trade or advise in the Securities and that the purchase of the Securities is a suitable investment for me.

6. If I am an individual referred to in paragraph 5 (b), 5 (c), or 5 (d), I acknowledge that, on the basis of information about the Securities furnished by the Issuer, I am able to evaluate the risks and merits of the Securities because: **[circle one]**

(a) of my financial, business or investment experience, **OR**

(b) I received advice from

________________________ of ________________________
(Name of Registered Individual) (Name of Registered Individual's Registered Adviser/Dealer)

who advised me that they are:

i) registered to advise, or exempted from the requirement to be registered to advise, in respect of the Securities, and

ii) not an insider of, or in a special relationship with, the Issuer.

The statements made in this report are true.

DATED at Silverton, B.C., this 19 day of September, ~~2001~~ 2002. SF

Savi Franz
Signature of Purchaser

SAVITRI FRANZ
Name of Purchaser

620 Lake Avenue, Silverton, B.C. V0G 2B0
Address of Purchaser

This is the form required under section 135 of the Rules and, if applicable, by an order issued under section 76 of the Securities Act.

BC FORM 45-903F1 (Previously Form 20A(IP))

Securities Act

Acknowledgment of Individual Purchaser

1. I have agreed to purchase from SCHWANBERG INTERNATIONAL INCORPORATED (the "Issuer") 650,000 Shares (the "Securities") of the Issuer.

2. I am purchasing the Securities as principal and, on closing of the agreement of purchase and sale, I will be the beneficial owner of the Securities.

3. I **[circle one]** have/have not received an offering memorandum describing the Issuer and the Securities.

4. I acknowledge that:

(a) no securities commission or similar regulatory authority has reviewed or passed on the merits of the Securities, **AND**

(b) there is no government or other insurance covering the Securities, **AND**

(c) I may lose all of my investment, **AND**

(d) there are restrictions on my ability to resell the Securities and it is my responsibility to find out what those restrictions are and to comply with them before selling the Securities, **AND**

(e) I will not receive a prospectus that the British Columbia Securities Act (the "Act") would otherwise require be given to me because the Issuer has advised me that it is relying on a prospectus exemption, **AND**

(f) because I am not purchasing the Securities under a prospectus, I will not have the civil remedies that would otherwise be available to me, **AND**

(g) the Issuer has advised me that it is using an exemption from the requirement to sell through a dealer registered under the Act, except purchases referred to in paragraph 5 (g), and as a result I do not have the benefit of any protection that might have been available to me by having a dealer act on my behalf.

5. I also acknowledge that: **[circle one]**

(a) I am purchasing Securities that have an aggregate acquisition cost of $97,000 or more, **OR**

(b) my net worth, or my net worth jointly with my spouse at the date of the agreement of purchase and sale of the security, is not less than $400,000, **OR**

(c) my annual net income before tax is not less than $75,000, or my annual net income before tax jointly with my spouse is not less than $125,000, in each of the two most recent calendar years, and I reasonably expect to have annual net income before tax of not less than $75,000 or annual

DATED at Silverton, as of this 19 day of Sept, 2002.

Bernie Van Der Graaf
WITNESS

SAVI FRANZ
Subscriber's Name

Savi Franz
Subscriber's Signature

620 Lake Ave, Silverton, BC V0G 2B0
Residential Address

Number of Shares of the Issuer beneficially owned directly and/or indirectly by the Purchaser as at the date of this Agreement.

1,980,333

ACCEPTED BY SCHWANBERG INTERNATIONAL INCORPORATED.
(the Issuer) this 19 day of Sept, 2002.

Per: Savi Franz
Authorized Signatory

TREASURY ORDER

Computershare Trust Company of Canada
Corporate & Shareholder Services
510 Burrard Street
Vancouver, B.C., V6C 3B9

Dear Sirs:

You are hereby authorized and directed to hold to the order of or to issue certificate(s) for fully paid common shares ("Common Shares") in the capital stock of Schwanberg International Incorporated ("Schwanberg" or the "Corporation") to the following person(s) or firm(s) for the number of Common Shares set opposite their name(s). We certify that the Corporation has received the full consideration therefore and that the shares will accordingly be validly issued as fully paid and non-assessable.

We also certify that the said allotment and issuance hereunder constitutes the first transaction having an effect of creating ownership, control, or the right to receive such shares.

Furthermore, we also certify that this Treasury Order adheres to the requirements as set out in Schwanberg's By-Laws and any and all applicable statutes and regulations. These shares have been issued pursuant to the "exempt take-over bid" exemption from the prospectus requirements found in subsections 131(1)(j) and 74(25) of the *Securities Acts* of Alberta and British Columbia, respectively.

NAME AND ADDRESS OF REGISTERED HOLDER	NUMBER AND TYPE OF SECURITIES	ISSUE PRICE PER SECURITY
L.A. Arthur 19 Coach Manor Rise N.W. Calgary, Alberta, T3H 1C5	350,000 Common Shares	$0.10 per Common Share
E.C. Kozowy 6015 Signal Ridge Heights N.W. Calgary, Alberta, T3H 2N8	175,000 Common Shares	$0.10 per Common Share
J.A. Thiele 6015 Signal Ridge Heights N.W. Calgary, Alberta, T3H 2N8	175,000 Common Shares	$0.10 per Common Share

Following this issue, there will be 10,706,718 Common Shares of Schwanberg issued and outstanding.

Please legend the share certificates asfollows:

> "Unless permitted under securities legislation, the holder of the securities shall not trade the securities before January 31, 2003."

Dated this 25th day of September, 2002.

SCHWANBERG INTERNATIONAL INCORPORATED

Signature of authorized officer

Burkhard Franz, President
Name & Title (please print)

Signature of authorized officer

Bruce Cottingham, Director
Name & Title (please print)

RESOLUTIONS OF THE DIRECTORS
of
SCHWANBERG INTERNATIONAL INCORPORATED
(the "Corporation")

Dated Effective 30th day of September, 2002.

BE IT RESOLVED THAT

1. The Corporation acquire, directly or indirectly, of all of the issued and outstanding shares of each of Lanex Resources Inc. ("Lanex") and Macroplus Energy Inc. ("Macroplus");

2. The form of Share Purchase Agreement among Layne A. Arthur, Edward C. Kozowy and Jacqueline A. Thiele and the Corporation (a copy of which agreement has been provided to the directors) providing, among other things, for the direct or indirect purchase of all of the issued and outstanding shares of each of Lanex and Macroplus is hereby approved with such changes, additions or alterations thereto and deletions therefrom as may be approved by the proper signing officer(s) of the Corporation, such approval to be evidenced conclusively by the execution by such officer(s) of the Share Purchase Agreement in its final form (whether under the corporate seal of the Corporation or otherwise);

3. The Corporation enter into a management agreement with PNG Consultants Ltd. ("PNG") pursuant to which, among other things, PNG will manage the oil and gas assets of Lanex;

4. The form of Management Agreement between the Corporation and PNG (a copy of which agreement has been provided to the directors) providing, among other things, for the management of the oil and gas assets of Lanex by PNG is hereby approved with such changes, additions or alterations thereto and deletions therefrom as may be approved by the proper signing officer(s) of the Corporation, such approval to be evidenced conclusively by the execution by such officer(s) of the Management Agreement in its final form (whether under the corporate seal of the Corporation or otherwise);

5. The Corporation grant options under the existing stock option plan ("Plan") of the Corporation to Edward C. Kozowy to acquire up to 250,000 common shares in the capital of the Corporation at an exercise price of $0.10 per common share, exercisable for a period of 5 years from the granting thereof, or such shorter period as may be determined in accordance with the provisions of the Plan;

6. The form of Option Agreement between the Corporation and Edward C. Kozowy (a copy of which agreement has been provided to the directors) providing, among other things, for the granting of options by the Corporation is hereby approved with such changes, additions or alterations thereto and deletions therefrom as may be approved by the proper signing officer(s) of the Corporation, such approval to be evidenced conclusively by the execution by such officer(s) of the Option Agreement in its final form (whether under the corporate seal of the Corporation or otherwise);

7. As part of the consideration due under the Share Purchase Agreement, the Corporation is authorized to issue Seven Hundred Thousand (700,000) common shares at an ascribed value of Ten ($0.10) Cents to the persons as set out in the attached Schedule "A" as fully paid and non assessable shares in the capital of the Corporation;

8. The Corporation shall set aside and reserve 250,000 common shares in its capital for future issuance upon the exercise of the option granted to Edward C. Kozowy and referred to above;

9. Burkhard Franz or Savi Franz, or any other director or officer of the Corporation, be and they are hereby authorized and directed to execute and deliver all such documents and to do all such other acts and things on behalf of the Corporation as they may deem in their sole discretion to be necessary or desirable in order to give effect to the foregoing resolutions, including the making of any required applications to and filings with the TSX Venture Exchange.

SIGNED by the undersigned, being all of the Directors of the Corporation, pursuant to Section 117 of the *Business Corporations Act* (Alberta).

Burkhard Franz

Bruce Cottingham

Ralph Englund

(20)

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of
Multilateral Instrument 45-102 Resale of Securities

Schwanberg International Incorporated ("Schwanberg" or the "Issuer") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on September 30, 2002 of 700,000 common shares of the Issuer, Schwanberg was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Calgary, Alberta this 30th day of September, 2002.

SCHWANBERG INTERNATIONAL
INCORPORATED

By: ______________________
BURKHARD FRANZ
President

INSTRUCTIONS:

If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102Resale of Securities

Schwanberg International Incorporated ("Schwanberg" or the "Issuer") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilat4eral Instrument 45-102 and hereby certifies that in respect of a distribution on September 30, 2002 of 1,000,000 common shares of the Issuer, Schwanberg was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Calgary, Alberta this 30th day of September 2002.

SCHWANBERG INTERNATIONAL INCORPORATED

By: ______________________________

Burkhard Franz
President

INSTRUCTIONS:

If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

21

SCH[illegible] AL INCORPORATED

[illegible]RM 5A

[illegible]ILING STATEMENT

03 APR -9 AM 7:21

NAME OF ISSUER:

Schwanberg International Incorporated

HEAD OFFICE AND TELEPHONE NUMBER OF ISSUER

620 Lake Avenue, Silverton, B.C. V0G 2B0
(250) 358-2851

NAME AND ADDRESS OF ISSUER'S REGISTRAR AND TRANSFER AGENT:

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, B.C., V6C 3B9

The Issuer is, under the Rules of the TSX Venture Exchange (the AExchange≅) a Tier 2 Issuer-Industry Sector - Junior Oil and Gas production and exploration

The Exchange has not in any way passed upon the merits of the securities for the Issuer. The information contained in this Filing Statement has been supplied to the Exchange by the Issuer, and the Exchange has relied upon this information in accepting the Filing Statement.

STATEMENT OF MATERIAL CHANGE IN THE AFFAIRS OF THE ISSUER

The Issuer has acquired all the issued and outstanding shares (the Purchased Shares") of two companies, Lanex Resources Inc. ("Lanex Resources ") and Macroplus Energy Inc. ("Macroplus Energy"). Lanex Resources is an Alberta incorporated company engaged in the business of exploration for and production of oil and gas in Alberta and has offices located in Calgary, Alberta. Macroplus Energy is an Alberta incorporated company which carries on business as a contract services provider to the oil and gas industry from its offices located in Calgary, Alberta. Pursuant to a share purchase agreement (the "Share Purchase Agreement") dated August 26, 2002, the Issuer agreed to purchase the Purchased Shares from Layne A. Arthur, Edward C. Kozowy and Jacqueline A. Thiele, (collectively, the "Vendors"), being all the shareholders of the aforementioned companies. The purchase price for the shares will be $680,000 cash and 700,000 common shares of the Issuer at a price of $0.10 per share allocated among the Vendors. The common shares to be issued to the vendors will be subject to a hold period in British Columbia and Alberta of four months from the date of issuance. The date of the acquisition is September 30, 2002. As a result of this acquisition Lanex Resources and Macroplus Energy will become wholly-owned subsidiaries of the Issuer. The Vendors are dealing at arm=s length to the Issuer and its insiders.

Working capital for the foregoing projects and unallocated working capital have been provided by the

following financing activities which closed concurrent with the acquisition of Lanex Resources and Macroplus Energy.

1. The Issuer has completed a private placement of $100,000 by the issuance of 1,000,000 shares at a price of $0.10 per share.

2. A loan facility of $325,000 from the Alberta Treasury Branches with a supporting promissory note bearing interest at 1.50% above prime secured by general security and a debenture in the amount of $1,000,000 on all present and after acquired property of the Issuer.

3. Savi Franz has loaned the Company $50,000 with unspecified terms and interest

The Issuer has, subject to regulatory approval granted options to Mr. Kozowy, one of the Vendors entitling Mr. Kozowy to acquire up to 250,000 common shares of the Issuer at an exercise price of $0.10 per common share until August 30th, 2004. The said option shall vest as to 125,000 common shares six months from the date hereof, and 125,000 common shares twelve months from the date hereof.

NAME AND ADDRESS OF VENDORS

Layne A. Arthur
19 Coach Manor Rise S.W.
Calgary, Alberta, T3H 1C5

Edward C. Kozowy
6015 Signal Ridge Heights S.W.
Calgary, Alberta, T3H 2N8

Jacqueline A. Thiele
6015 Signal Ridge Heights S.W.
Calgary, Alberta T3H 2N8

CONSIDERATION PAYABLE

$680,000 cash and Issuance of 700,000 common shares of the Issuer at a price of $0.10 per share. (This is still subject to final adjustment within 2 business days of closing)

DATE OF ACQUISITION OF PROPERTY BY VENDORS, IF WITHIN A YEAR OF THE ISSUER'S PURCHASE

The bulk of the Garrington property (described below) was acquired since September 2000. Section

20-34-3W5 representing only 8% of the acreage was purchased on January 1, 2002 for $550,000 Lanex Resources subsequently sold 50% of the interest to JV Strikewell on May 1, 2002.

INTERESTS OF INSIDERS/PROMOTERS IN MATERIAL TRANSACTIONS

No Insider of the Issuer and no associate or affiliate of any Insider has any material interest, direct or indirect in the property during the past three years or in any proposed transaction which, in either case, has materially affected or will materially affect the Issuer or any of its subsidiaries.

FINDERS FEES

In connection with this transaction no finder's fee is to be paid by the Issuer in respect of any transaction described hereunder.

DESCRIPTION OF INTEREST ACQUIRED

The Issuer acquired all of the issued and outstanding shares of Lanex Resources and Macroplus Energy. Lanex holds various working and overriding royalty interests in 11.5 sections of land in Townships 34 and 35, Ranges 2 and 3, W5M. The lands are subject to a combination of Crown royalty, overriding royalty, and or freehold royalty. The area of interest is 7,360 acres containing a number of wells, all as disclosed below in the summary of the report (the"Sproule Report") dated July 12, 2002 and subsequent letters dated July 22 and July 24, 2002, prepared by Sproule Associates Limited in respect of certain oil and gas properties of Lanex. In this Filing Statement, the following terms and abbreviations shall have the following meanings, respectively:

ABBREVIATIONS AND DEFINITIONS

a) "ARTC" means Alberta Royalty Tax Credit;

b) "Bcf" means billion cubic feet of gas;

c) "Mbbls" means thousands of barrels of oil;

d) "NGL" means natural gas liquids;

e) "AFE" means Authorization for Expenditure;

f) "AEUB" means Alberta Energy Utility Board

Reserves Definitions:

"Proven Reserves" are those quantities of crude oil, natural gas, and natural gas by-products, which upon analysis of geological and engineering data, appear with a high degree of certainty to be recoverable at commercial rates in the future from known oil and gas reservoirs under presently anticipated economic and operating conditions. There is relatively little risk with these reserves.

Proven reserves are sub-divided into the following groups, depending on their status of development.

i) Proven Developed Reserves

These are proven reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. This group is further divided to include the following:

ii) Proven Developed Producing Reserves

These are proven reserves that are presently being produced from completion intervals open for production in existing wells.

iii) Proven Developed Non-Producing Reserves

These are proven reserves that are currently not being produced but do not exist in completed but not producing, intervals in existing wells, behind casing in existing wells or at minor depths below the present bottom of existing wells. These proven reserves are expected to be produced through the existing wells in the predictable future. These reserves are classified as proven developed because the cost of making such reserves available for production is relatively small, compared to the cost of a new well.

iv) Proven Undeveloped Reserves

These are proven reserves that are expected to be recovered from new wells on acreage, or from existing wells where relatively major expenditures are required for completion installation of processing and gathering facilities prior to the production of the reserves. Reserves on undrilled acreage are limited to those drilling units of productive wells, where there is reasonable certainty of production.

"Probable Reserves" are those reserves that may be recoverable as a result of the beneficial effects that my be derived from the future institution of some form of pressure maintenance or other secondary recovery method, or as a result of a more favourable performance of the existing recovery mechanism than that deemed proven at the present time, or that may reasonably be assumed to exist because of geophysical or geological indications and drilling done in regions that contain proven reserves. The risk associated with these reserves generally

ranges from 25 to 75 percent.

EXPLORATION AND DEVELOPMENT WORK

Pursuant to a Share Purchase signed between the Issuer and the shareholders of Lanex Resources Inc. ("Lanex") and Macroplus Energy Inc. ("Macroplus") dated August 26th, 2002, the Issuer will purchase all the issued and outstanding shares of both companies from Edward Kozowy, Layne Arthur and Jacqueline A. Thiele (collectively, the "Vendors") for a purchase price of $680,000 cash and 700,000 common shares of the Issuer at a price of $0.10 per share allocated among the Vendors. Under the agreement, both companies are to become wholly–owned subsidiaries of the Issuer. The Issuer has applied for Exchange's approval and closing of the transaction will occur on September 30, 2002.

In the Garrington area of Alberta, Lanex holds various working and overriding royalty interests in 11.5 sections of land in Townships 34 and 35, Ranges 2 and 3, W5M. The lands are subject to a combination of Crown royalty, overriding royalty, and or freehold royalty. The area of interest is 7,360 acres containing a number of wells, as disclosed in the summary of a report prepared by Sproule Associates Ltd. (the "Sproule Report") dated July 12, 2002, and subsequent letters dated July 22 and July 24, 2002, prepared in respect of certain oil and gas properties of Lanex with an effective date of July 1, 2002.

The material development work on the property comprises of completion of three Cardium wells at 6-5-35-3W5 December 2001, now producing 4 bopd, 16-5-35-3W5 June 2002 now producing 16 bopd, and 8-9-35-3W5 now producing 8 bopd. The gross AFE cost of these was $150,000 each. Lanex=s net interest in each of the entities is 5.5%, 11.75%, and 28% before payout consecutively. The latter two revert to 5.5% after payout as stated in the Sproule report. For the next 6 months the development cost for Lanex will be $50,000 and relates to the following:

Well	Cost $	Purpose
00/14-23-034-03W5/0	15,000	Refrac Viking Zone and Install pumpjack
00/06—06-035-02W5/2	17,750	Drill out bottom/Complete Pekisko Gas
00/10-01-035-03W5/0	6,000	Perforate and Acidize Pekisko Gas zone
00/14-02-035-03W5/0	11,250	Corod Change/Refrac Min-frac/Pumpjact inst.

Wells

Gross and Producing	Net and Producing	Gross Suspended	Net Suspended
15	1.9	4	0.33

(Note: This is the AEUB designation of well type)

DESCRIPTION OF RESERVES IN EVALUATION REPORT

An evaluation report of the petroleum and natural gas reserves of Lanex Resources in Garrington area of Alberta as of (July 1, 2002) and dated July 12, 2002 was prepared by Sproule Associates Limited (Sproule). Amended letter reports dated July 22, July 24 and September 10, 2002 resulted in the following values:

AS OF JULY 1, 2002

REMAINING RESERVES (CONSTANT PRICE CASE)

	Gross	Lanex's Gross interest	Lanex's Net interest
Oil (Mbbl)			
Proven Developed Producing	88.8	8.3	7.1
Total Proven	88.8	8.3	7.1
Probable	19.7	3.2	2.8
Total	108.5	11.5	10.0
Solution Gas (MMcf) (Values included with oil			
Proven Developed Producing	191	18	14
Total Proven	191	18	15
Probable	52	8	6
Total	243	25	21
Pipeline Gas (MMcf)			
Proven Developed Producing	1050	320	265
Total Proven	1050	320	265
Natural Gas Liquids (Mbbl) (Values included with oil and gas)			
Proven Developed Producing	85.2	24.6	16.1
Total Proven	85.2	24.6	16.1
Probable	1.5	0.3	0.2
Total	86.7	24.9	16.3

Estimated Company (Lanex) Present Worth Values Before Income Taxes as of July 1, 2002 (CONSTANT PRICE CASE)

Discount Rates	0%	10%	15%	20%
Proven developed producing	$	$	$	$
Oil	178,000	144,000	133,000	123,000
Gas	930,000	560,000	468,000	403,000
Total	1,108,000	704,000	601,000	526,000
Probable				
Oil	39,000	23,000	18,000	15,000
Gas	-	-	-	-
Grand Total	1,147,000	728,000	619,000	541,000

Summary of Estimated Company (lanex) Values of Probable Reserves (at Constant Prices) Net Present Values

	0%	**10%**	**15%**	**20%**
Probable	**$'000**	**$'000**	**$'000**	**$'000**
Risked	39	23	18	15
Unrisked	134	103	93	-

Probable Reserves and Values have been reduced to account for risk.
Includes ARTC And Abandonment Costs

Company Gross Reserves are the Company's working, lessor royalty, and overriding royalty interest of the remaining reserves, before deduction of any royalties that may exist.

The above present worth values for natural gas include the value of the corresponding NGLS and the values for oil include the associated solution gas.

All of the above values may not necessarily be fair market values of the reserves.

REMAINING RESERVES (ESCALATED PRICE CASE)

	Gross	Lanex' Gross interest	Lanex' Net interest
Oil (Mbbl)			
Proven Developed Producing	84.1	8.0	6.9
Total Proven	84.1	8.0	6.9
Probable	19.4	3.2	2.9
Total	103.5	11.2	9.8
Solution Gas (MMcf) (Values included with oil			
Proven Developed Producing	176	17	14
Total Proven	176	17	14
Probable	52	8	6
Total	228	24	20
Pipeline Gas (MMcf)			
Proven Developed Producing	1050	320	265
Total Proven	1050	320	265
Natural Gas Liquids (Mbbl) (Values included with oil and gas)			
Proven Developed Producing	84.7	24.5	16.1
Total Proven	84.7	24.5	16.1
Probable	1.5	0.3	0.2
	86.2	24.8	16.3

Estimated Company (Lanex) Present Worth Values Before Income

Taxes as of July 1, 2002 (ESCALATED PRICE CASE)

Discount Rates	0%	10%	15%	20%
Proven developed producing	$	$	$	$
Oil	152,000	128,000	119,000	112,000
Gas	938,000	564,000	473,000	409,000
Total	1,090,000	692,000	592,000	521,000
Probable				
Oil	35,000	21,000	16,000	13,000
Gas	-	-	-	-
Grand Total	1,126,000	713,000	608,000	533,000

Summary of Company Values (Lanex) of Probable Reserves at (Escalated Prices)
Net Present Values

	0%	**10%**	**15%**	**20%**
Probable	$'000	$'000	$'000	$'000
Risked	35	21	16	13
Unrisked	127	99	89	-

Probable Reserves and Values have been reduced to account for risk.
Includes ARTC And Abandonment Costs

Company Gross Reserves are the Company's working, lessor royalty, and overriding royalty interest of the remaining reserves, before deduction of any royalties that may exist.

It should be noted that the above values for the probable reserves have been reduced by 50% to account for risk.

The above present worth values for natural gas include the value of the corresponding NGLS and the values for oil include the associated solution gas.

All of the above values may not necessarily be fair market values of the reserves.

The following table demonstrates prices, revenues, expenses, royalties, capital and netbacks for each quarter compared with the previous year beginning October 1, 2001 and ending July 1, 2002.

	Three months ending		Three months ending		Three months ending		Three months ending	
Month - Year	Jul-02	Jul-01	Apr-02	Apr-01	Jan-02	Jan-01	Oct-01	Oct-00
Daily Production [1,5]								
Oil (bbl/d)	6.75	3.36	5.65	32.99	4.85	33.04	3.04	32.98
NGL (bbl/d)	6.81	0.14	7.84	0.99	2.23	1.68	0.12	1.09
Gas (Mcf/d)	75.48	9.97	87.59	38.49	29.10	49.31	8.00	31.23
total (boe/d) [Gas = 6:1]	26.14	5.16	28.08	40.39	11.93	42.93	4.50	39.27
Prices								
Oil ($/bbl)	32.33	40.23	36.63	41.51	28.40	48.26	34.35	36.78
NGL ($/bbl)	19.67	21.92	19.01	93.61	16.47	41.22	22.75	38.53
Gas ($/Mcf)	4.63	5.14	3.73	8.02	3.45	9.64	2.80	6.42
Royalties [2]								
Oil ($/bbl)	3.03	5.51	3.08	5.28	2.30	5.91	4.84	6.91
NGL ($/bbl)	4.96	4.27	5.44	12.40	2.17	6.07	3.67	6.62
Gas ($/Mcf)	0.35	0.29	0.67	1.24	0.49	1.16	0.24	1.51
Operating Expense [3,4]								
Oil ($/bbl)	11.66	18.22	43.09	4.61	13.75	14.18	19.93	32.05
NGL ($/bbl)	0.39	8.94	1.35	7.24	7.94	7.09	12.45	23.97
Gas ($/Mcf)	1.18	1.20	2.75	0.90	2.59	2.13	2.11	7.43
Field Netback								
$/boe	16.77	18.29	1.56	32.38	9.76	30.06	7.61	-3.59
Capital Expenditures [6,7]								
Property Acquisitions ($)	0	-	-	-	175,000	-	-	-
Exploration Drilling ($)	0	-	-	-	-	-	-	-
Development completion ($)	66,341	13,643	-	-	16,426	-	-	-
Total ($)	66,341	13,643	-	-	191,426	-	-	-

Notes:

(1) Daily volumes are before royalty deductions.

(2) Royalties have not been reduced by ARTC received by Lanex.

(3) Lanex does not record expenses on a specific commodity basis; therefore the operating expenses shown above have been allocated to specific commodities on an operating area basis only.

(4) Overhead expenses and recoveries have not been included in any of the above tables, July 2002 values are estimated.

(5) Lanex's crude oil production is all light quality. (40 API less than 0.5% sulfur)

(6) Lanex divested 90% of its initial interests effective May 1, 2001. Lanex acquired interest in the 2-20-34-3W5 and 4-20-34-3W5 wells effective January 1, 2002 and divested 50% interest in that acquisition. Capital is net of divestment proceeds.

(7) Completions were conducted on the 6-5-35-3W5, 16-5-35-3W5, and 8-9-35-3W5 wells in December 2001, June 2002 and July 2002.

FINANCIAL INFORMATION

The approximate working capital of the Issuer as at August 31st, 2002 is $328,618

MATERIAL NATURAL RESOURCE PROPERTIES

There is no natural resource property currently held by the Issuer other than as described above.

CORPORATE INFORMATION

The Issuer is authorized to issue an unlimited number of Common Shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares, each having the special rights and restrictions set forth in the Issuer=s Articles of Incorporation. No First Preferred Shares or Second Preferred Shares are issued and outstanding. Details of the Common Shares issued and outstanding are provided below.

The Issuer=s directors are empowered by the Articles of Incorporation to: (a) issue either First Preferred or Second Preferred Shares in one or more series; (b) determine the number and designation of the shares of each series; and (c) create, define and attach special rights and restrictions to each series. The First Preferred Shares of each series will, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution, or winding-up of the Issuer, rank on a parity with the First Preferred Shares of every other series and will be entitled to preference over the Second Preferred Shares, the Common Shares, and the shares of any other class ranking junior to the First Preferred Shares. The First Preferred Shares will also be entitled to any other preference over the Second Preferred Shares, the Common Shares, and the shares of any other class that may be designated by the Issuer=s directors. Similarly, the Second Preferred Shares will be entitled to preference over the Common Shares and any other class of shares ranking junior to the Second Preferred Shares.

None of the First Preferred or Second Preferred Shares is entitled to notice of or to be present or vote at any general meeting of the Issuer=s shareholders, other than a separate meeting of either class of Preferred shareholders.

<u>The Issuer</u>

Designation of Security	Amount Authorized Capital	Amount Outstanding August 31,2002	Private Placement and Purchase Price consideration	Amount to be Outstanding upon Completion of the Acquisition
Common Shares	Unlimited	10,006,718	1,700,000	11,706,718

650256 Alberta Ltd.

Designation of Security	Amount Authorized or to be Authorized	Amount Outstanding August 31, 2002	Amount Outstanding September 30,2002	Amount outstanding upon Completion of Acquisition
Common Shares	Unlimited	100 $1	100 $1	100

Lanex Resources Inc.

Designation of Security	Amount Authorized or to be Authorized	Amount Outstanding August 31, 2002	Amount Outstanding September, 2002	Amount outstanding upon Completion of Acquisition
Class "A" Common voting shares	Unlimited	200 $1	200 $1	200
Class "B" Common voting shares	Unlimited			
Class "C" Common non-voting shares	Unlimited			
Preferred Shares, issuable in series	Unlimited			

Macroplus Energy Inc.

Designation of Security	Amount Authorized or to be Authorized	Amount Outstanding August 31, 2002	Amount Outstanding. September, 2002	Amount outstanding.upon completion of Acquisition
Class "A" Common Voting	10,000	100 $100	100 $100	100
Class "B" Common Non-Voting	10,000	100 $100	100 $100	100

PRINCIPAL HOLDERS OF VOTING SECURITIES

To the knowledge of the Issuer=s directors and senior officers, the following persons beneficially own, directly or indirectly, or exercise control or direction over Common Shares carrying more than 10% of all voting rights:

Name, Municipality of Residence and Position with Issuer	Principal Occupation	Number of Shares Beneficially Owned Directly or Indirectly of Issuer	Number of Securities after September Private Placement	Percentage of Class after the Acquisition
Savitri Franz Silverton, B.C.	Current Administrator of the Issuer, (Director Prior to RTO in 2000 in SCH)	1,130,133*	1,780,133 *	15.3%
Ralph Englund, (1) Surrey, B.C. Director	Feb. 2000 - Present, Teacher Relevant High School, Surrey, B.C.; June 1992 - Jan. 2000, Consultant/Geophysicist; Aug. 1988 - may 1992 Geophysicist, Norlund Geological; Mar. 1994 - Oct. 1997, Director, Franz Capital Corporation	Nil	Nil	Nil
Bruce E. Cottingham (1) Nelson, B.C. Canada Director	1994 - Present, Director of the Issuer, Jan. 1999 - Present, Executive Director, Nelson District Community Resources Society; Sept. 1983-Dec. 1999, Bruce E. Cottingham & Associates; Sept 1995 -June, 1997, Teacher, School District #10, New Denver, B.C.	Nil	Nil	Nil
Burkhard Franz (1) Silverton, B.C. Canada President, Secretary and Director	Mar. 2000 - present, President, CEO of the Issuer; June 1998 - present, Director of the Issuer, Sept. 1996 - June 1998, self employed; May 1993 - Sept. 1996, President, Kingfisher Marble Ltd; March, 1988 - Sept; 1996, President, Director of Franz Capital Corporation	1,629,166	1,629,166	13.9. %

(1) Members of the Issuer=s audit committee.

The Issuer has no executive committee of its Board of Directors. The term of office of each director normally expires immediately before the next annual general meeting of the Issuer, unless the director sooner ceases to be a director by resignation or removal or otherwise.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

None of the current or proposed directors, officers, or promoters of the Issuer or Lanex is, or within the past five years has been, a director, officer, or promoter of any other issuer in any jurisdiction, including the United State, that, while that person was acting in that capacity:

(a) Was struck from the applicable corporate registry pursuant to the laws of that Issuer=s jurisdiction of incorporation; or

(b) Was the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days; or

(c) Was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager, or trustee appointed to hold the assets of that person.

PENALTIES OR SANCTIONS

No current or proposed directors, officer, or promoter of the Issuer has, within the past 10 years, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion, or management of a publicly traded issuer, or theft or fraud.

INDIVIDUAL BANKRUPTCIES

No current or proposed director, officer, or promoter of the Issuer has within the past five years, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings arrangement, or compromise with creditors or had a receiver, receiver manager, or trustee appointed to hold the assets of that individual.

DIRECTOR, PROMOTER AND OTHER REPORTING ISSUERS

Burkhard Franz was a director of Tech CDN Corp and Trieben Holdings Limited. Both Companies

became reporting issuers but did not achieve listing status voluntarily. Mr. Franz was a director of Trieben Holdings in September 8th, 1999 and a director in TechCDN Capital Corp. On April 28, 2000. Both companies have been dissolved. Bruce Cottingham and Ralph Englund have not been directors, promoters to any other reporting issuer within the last five years.

RELATED PARTY TRANSACTIONS

Pursuant to a Business Expense Agreement dated October 13, 1996 filed with the TSX Venture Exchange in November 2001, the Issuer reimburses Burkhard Franz and Savitri Franz for all authorized business expenses incurred by them in the course of their involvement, directorship, or employment with the Issuer.

COMPENSATION

Savi Franz is the only full time employee of the Issuer. Savi Franz receives $4,000 per month for Administrative and General Accounting Services. Savi Franz is the wife of Burkhard Franz.

During the next 6 month period following the completion of the Acquisition, the Issuer anticipates that it will continue to pay $4,000 to Savitri Franz for management services. Ms. Franz has not withdrawn cash with respect to her services for the past few months. The amount remains as a loan to the company with unspecified terms and no interest applicable. The management services contract with PNG Consultants Ltd. dated August 30, 2002 provides that Mr. Edward Kozowy will be paid an annual fee of $36,000 plus GST if applicable payable in monthly installments of $3,000 per month. Upon commencement of the agreement and regulatory approval the Company will grant Mr. Kozowy an option to purchase 250,000 common shares in the capital of the Company. Upon the achievement of 70 boed for at least three months, the base remuneration shall be renegotiated between the parties in good faith.

OPTIONS TO PURCHASE SECURITIES OF THE ISSUER

The Issuer has a stock option plan, which provides certain directors, officers, and employees of, and certain other persons who provide services to, the Issuer and its subsidiaries with an opportunity to purchase Common Shares and benefit from any appreciation in the value of those shares. The Plan provides an increased incentive for those individuals to contribute to the Issuers future growth, [redacted] success, and prosperity, thus enhancing share value for the benefit of all shareholders and increasing the Issuers□s ability to attract and retain skilled and motivated individuals to serve the Issuer and its subsidiaries. Under the Plan, a number of Common Shares equal to 10% of the Issuer=s total issued capital from time is reserved for issuance under options, but no one person can be granted options to purchase more than 5% of the Issuer=s issued capital. There are currently no outstanding incentive stock options granted by the Issuer to purchase Common Shares since the most recently completed financial year.

SECURITIES OF THE ISSUER HELD IN ESCROW, IN POOL, OR SUBJECT TO HOLD RESTRICTIONS

Escrowed Securities

There are no securities of the Issuer held in escrow currently and no shares to be/ issued that will be subject to be in escrow following the completion of the Acquisition.

Pooled Securities

The Issuer does not currently have any issued securities, which are currently subject to pooling restrictions.

Securities Subject to Hold Restrictions

Details of the securities of the Issuer that are currently or upon completion of the Acquisition will be subject to resale restrictions (other than escrow restrictions) imposed by applicable securities law or the policies of the Exchange are as follows:

Name of Security holder	Nature of Security	Number of Securities after Private Placement &Acquisition	Expiry Date of Hold Periods
Savitri Franz	Common Shares	200,000 650,000	14 April, 2003 12 months from date of TSX Approval
Burkhard Franz	Common Shares	200,000	14 April, 2003
Chris Latto Contracting Ltd	Common Shares	800,000	14 April, 2003
Dolly Latchman	Common Shares	800,000	14 April, 2003
Edward Kozowy	Common Shares	175,000	4 months after Exchange approval
Jacqueline Thiele	Common Shares	175,000	4 months after Exchange Approval
Layne Arthur	Common Shares	250,000	4 months

PARTICULARS OF ANY OTHER MATERIAL FACTS

Legal Proceedings

The Company has filed a claim against the principals of Computer Pundits Inc. to recover the US $ 75,000 lent to CPI in April 2001. The loan is a demand loan and is secured by a promissory note of

CPI dated March 30, 2001 and personal guarantees of Prashubh Batham and William Howard. The Company is currently seeking a negotiated settlement and is in the discussion phase now to reach an agreement. The Company is expecting to have a full and final settlement on September 30, 2002 of US $56,000.

There are no material facts or contracts that the Issuer has entered in the last 12 months, which has not been previously filed with the Exchange. not previously disclosed.

CERTIFICATE OF THE ISSUER

The foregoing, together with the financial information and other reports where required, constitutes full, true and plain disclosure of all material facts in respect of the Issuer=s affairs.

Dated the 26th day of September, 2002

"Burkhard Franz"
Burkhard Franz
President/Director

"Bruce Cottingham"
Bruce Cottingham
Director

BURKHARD FRANZ
P.O. Box 58, 620 Lake Avenue
Silverton, B.C. V0G 2B0

(32)

April 12, 2002

British Columbia Securities Commission
200-865 Hornby Street
Vancouver, B.C.
V6Z 2H4

Alberta Securities Commission
21st Floor, 10025 Jasper Avenue
Edmonton, Alberta
T5J 3Z5

Dear Sirs:

I (the "Offeror") am writing, pursuant to section 111(1)(b) of the British Columbia *Securities Act* and the equivalent provisions of the Alberta *Securities Act*, and pursuant to National Instrument 62-103, to report that, on April 12, 2002, the Offeror acquired and beneficially owns an aggregate 1,383,166 common shares of Schwanberg International Incorporated (the "Company"), representing 17.27% of the issued and outstanding voting securities of the Company as of April 12, 2002.

Prior to February 2, 2002, the Offeror owned 583,166 shares of the Company, which the Offeror acquired privately and through the facilities of the Canadian Venture Exchange. On February 2, 2002, Burkhard Franz purchased privately 500,000 shares and on April 4, 2002 300,000 shares. The current private placement which has been closed and which the Company is waiting on final receipt of approval from the Canadian Venture Exchange will further increase the number of shares of the Company beneficially owned by the Offeror to 1,583,166.

There is no agreement, commitment, or understanding, whether formal or informal, between the Offeror and any other person to acquire shares of the Company or to exercise voting rights attaching to the securities of the Company.

The Offeror's current intention is that the shares of the Company were acquired for investment purposes, but the Offeror may, from time to time, reconsider his shareholdings in the Company and may increase or decrease his holdings in the Company.

In the absence of a form for the "required report" referred to in section 111 of the Act, it is intended that this letter will serve as such a report.

Also enclosed, to the British Columbia Securities Commission, is a British Columbia Fee Checklist and a filing fee in the amount of $25 in respect of this matter.

Yours truly,

Burkhard Franz

cc. The Canadian Venture Exchang
Schwanberg International Incor

03 APR -9 AM 7:21

(23)

FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information. The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

SCHWANBERG INTERNATIONAL INCORPORATED

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 3

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DD 08 MM 12 YY 00 / DD MM YY

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☒ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: FRANZ
GIVEN NAMES: SAVITRI
NO.: 620 STREET: LAKE AVENUE APT: BOX 58
CITY: SILVERTON
PROV: BRITISH COLUMBIA POSTAL CODE: V0G 2B0
BUSINESS TELEPHONE NUMBER: 250 - 358 - 2851 EXT
BUSINESS FAX NUMBER: 250 - 358 - 2808

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☐ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C TRANSACTIONS								D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	930,133	15	04	02	11	200,000		0.05	☐	1,130,133	I	

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

PRIVATE PLACEMENT

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): SAVITRI FRANZ
SIGNATURE: Savitri Franz
DATE OF THIS REPORT: DD 25 MM 04 YY 02

FILE #X028228-6

FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

SCHWANBERG INTERNATIONAL INCORPORATED

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 3

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DD 02 MM 05 YY 02 / DD MM YY

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: FRANZ
GIVEN NAMES: SAVITRI
NO. 620 STREET LAKE AVENUE APT BOX 58
CITY: SILVERTON
PROV: BRITISH COLUMBIA POSTAL CODE: V0G 2B0
BUSINESS TELEPHONE NUMBER: 250 - 358 - 2851 EXT
BUSINESS FAX NUMBER: 250 - 358 - 2808
CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☐ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C TRANSACTIONS								D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE DD	DATE MM	DATE YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	1,130,333	30	09	02	11	650,000		0.10	☐	1,780,333	I	

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

PRIVATE PLACEMENT

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): SAVITRI FRANZ
SIGNATURE: Savi Franz
DATE OF THIS REPORT: DD 09 MM 10 YY 02

BCSC 55-102F6 Rev. 2002 / 2 / 8 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

File # X028227 6

FORM 55-102F6
INSIDER REPORT
(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

SCHWANBERG INTERNATIONAL INCORPORATED

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 3

DATE OF LAST REPORT FILED (DD MM YY): 09 10 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DD MM YY):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: FRANZ

GIVEN NAMES: SAVITRI

NO.: 620 STREET: LAKE AVENUE APT: BOX 58

CITY: SILVERTON

PROV: BRITISH COLUMBIA POSTAL CODE: V0G 2B0

BUSINESS TELEPHONE NUMBER: 250 - 358 - 2851 EXT

BUSINESS FAX NUMBER: 250 - 358 - 2808

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☐ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C TRANSACTIONS								D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE DD	DATE MM	DATE YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	1,780,333	18	01	03	11	200,000		0.07	☐	1,980,333	1	

BOX 6. REMARKS

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under *all provincial securities Acts*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): SAVITRI FRANZ

SIGNATURE: Savi Franz

DATE OF THIS REPORT (DD MM Y): 20 01 03

BCSC 55-102F6 Rev. 2002 / 2 / 8 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

INSIDER REPORT

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-092. In British Columbia, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Manager, Public Information and Records at (604) 660-4827 or write the Manager, 1100-865 Hornby Street, Vancouver, B.C. V6Z 2H4.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Schwanberg International Incorporated

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 15 06 00

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Franz

GIVEN NAMES: Burkhard

NO. 620 STREET Lake Avenue APT

CITY: Silverton,

PROV. British Columbia POSTAL CODE V0G 2B0

BUSINESS TELEPHONE NUMBER: 250 - 358 - 2851

BUSINESS FAX NUMBER: 250 - 358 - 2808

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA
☒ BRITISH COLUMBIA
☐ FEDERAL
☐ BANK ACT
☐ CCAA
☐ ICA
☐ TLCA
☐ CBCA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☐ ONTARIO
☐ QUEBEC
☐ SASKATCHEWAN
☐ UNITED STATES
☐ NASDAQ
☐ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	847,166	03 12 00	20		264,000	.17		583,166		

BOX 6. REMARKS

AMENDED REPORT

ATTACHMENT ☐ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Burkhard Franz

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 10 01 01

FIN 2036 Rev. 95/2/22 HO. — 184 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

SCHWANBERG INTERNATIONAL INCORPORATED

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 3 | 4 | 5

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DD 10 MM 01 YY 01 / DD MM YY

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☒ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: FRANZ

GIVEN NAMES: BURKHARD GERHARD VIKTOR

NO.: 620 STREET: LAKE AVENUE APT: BOX 58

CITY: SILVERTON

PROV: BRITISH COLUMBIA POSTAL CODE: V0G 2B0

BUSINESS TELEPHONE NUMBER: 250 - 358 - 2851 EXT

BUSINESS FAX NUMBER: 250 - 358 - 2808

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☐ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C TRANSACTIONS								D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	583,166	28	02	02	20	500,000		0.10	☐	1,083,166	0	

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2002 / 2 / 8 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): BURKHARD FRANZ SIGNATURE: [signature]

DATE OF THIS REPORT: DD 28 MM 02 Y 02

FORM 55-102F6

INSIDER REPORT

(See Instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

SCHWANBERG INTERNATIONAL INCORPORATED

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 3 | 4 | 5

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DD 28 MM 02 YY 02 / DD ___ MM ___ YY ___

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: FRANZ

GIVEN NAMES: BURKHARD GERHARD VIKTOR

NO.: 620 STREET: LAKE AVENUE APT: BOX 58

CITY: SILVERTON

PROV: BRITISH COLUMBIA POSTAL CODE: V0G 2B0

BUSINESS TELEPHONE NUMBER: 250 - 358 - 2851 EXT

BUSINESS FAX NUMBER: 250 - 358 - 2808

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☐ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A DESIGNATION OF CLASS OF SECURITIES	B BALANCE OF CLASS OF SECURITIES ON LAST REPORT	C TRANSACTIONS DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	D PRESENT BALANCE OF CLASS OF SECURITIES HELD	E DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	F IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	1,083,166	4	04	02	20	300,000		0.09	☐	1,383,166	0	

BOX 6. REMARKS

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2002 / 2 / 8 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): BURKHARD FRANZ

SIGNATURE: [signature]

DATE OF THIS REPORT: DD 15 MM 04 YY 02

FORM 55-102F6
INSIDER REPORT
(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

SCHWANBERG INTERNATIONAL INCORPORATED

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 3 | 4 | 5

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DD 15 MM 04 YY 02 / DD MM YY

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: FRANZ
GIVEN NAMES: BURKHARD GERHARD VIKTOR
NO.: 620 STREET: LAKE AVENUE APT: BOX 58
CITY: SILVERTON
PROV: BC POSTAL CODE: V0G 2B0
BUSINESS TELEPHONE NUMBER: 250 - 358 - 2851 EXT
BUSINESS FAX NUMBER: 250 - 358 - 2808
CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☐ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C TRANSACTIONS								D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE DD	DATE MM	DATE YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	1,383,166	15	04	02	11	200,000		0.05	☐	1,583,166	1	

BOX 6. REMARKS

PRIVATE PLACEMENT

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): BURKHARD FRANZ
SIGNATURE: [signature]
DATE OF THIS REPORT: DD 25 MM 04 YY 02

BCSC 55-102F6 Rev. 2002 / 2 / 8 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

SCHWANBERG INTERNATIONAL INCORPORATED

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 3 | 4 | 5

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DD 25 MM 04 YY 02 / DD MM YY

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: FRANZ

GIVEN NAMES: BURKHARD GERHARD VIKTOR

NO.: 620 STREET: LAKE AVENUE APT: BOX 58

CITY: SILVERTON

PROV: BC POSTAL CODE: V0G 2B0

BUSINESS TELEPHONE NUMBER: 250 - 358 - 2851 EXT

BUSINESS FAX NUMBER: 250 - 358 - 2808

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☐ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C TRANSACTIONS								D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE DD	DATE MM	DATE YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	1,583,166	16	05	02	10	46,000		0.05	☐	1,629,166	1	

BOX 6. REMARKS

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2002 / 2 / 8 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): BURKHARD FRANZ

SIGNATURE: [signature]

DATE OF THIS REPORT: DD 26 MM 05 YY 02

ORM 55-102F6

INSIDER REPORT

(See Instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

SCHWANBERG INTERNATIONAL INCORPORATED

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 3 | 4 | 5

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DD 26 (~~03~~) MM 05 (~~10~~) YY 02 (~~02~~)

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: FRANZ

GIVEN NAMES: BURKHARD GERHARD VIKTOR

NO.: 620 STREET: LAKE AVENUE APT: BOX 58

CITY: SILVERTON

PROV: BC POSTAL CODE: V0G 2B0

BUSINESS TELEPHONE NUMBER: 250 - 358 - 2851 EXT

BUSINESS FAX NUMBER: 250 - 358 - 2808

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☐ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A DESIGNATION OF CLASS OF SECURITIES	B BALANCE OF CLASS OF SECURITIES ON LAST REPORT	C TRANSACTIONS DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	D PRESENT BALANCE OF CLASS OF SECURITIES HELD	E DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	F IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	1,629,166	03	10	02	10	30,000		0.07	☐		I	
		07	10	02	10	35,000		0.07	☐	1,694,166	I	

BOX 6. REMARKS

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): BURKHARD FRANZ SIGNATURE: [signature] DATE OF THIS REPORT: DD 09 MM 10 YY 02

FORM 55-102F6
INSIDER REPORT
(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

SCHWANBERG INTERNATIONAL INCORPORATED

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 3 | 4 | 5

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DD 09 MM 10 YY 02 / DD MM YY

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: FRANZ
GIVEN NAMES: BURKHARD GERHARD VIKTOR
NO.: 620 STREET: LAKE AVENUE APT: BOX 58
CITY: SILVERTON
PROV: BC POSTAL CODE: V0G 2B0
BUSINESS TELEPHONE NUMBER: 250 - 358 - 2851 EXT
BUSINESS FAX NUMBER: 250 - 358 - 2808
CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA
☒ BRITISH COLUMBIA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☐ ONTARIO
☐ QUÉBEC
☐ SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C TRANSACTIONS								D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	1,694,166	15	01	03	11	350,000		0.07	☐		I	
		17	01	03	10	30,000		0.07	☐	2,074,166	I	

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2002 / 2 / 8 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): BURKHARD FRANZ
SIGNATURE: [signature]
DATE OF THIS REPORT: DD 20 MM 01 YY 03

NUMBER

C

SHARES

SCHWANBERG INTERNATIONAL INCORPORATED

Incorporated under the Business Corporations Act (Alberta)

(24)

THIS CERTIFIES that

SPECIMEN

CUSIP 80852C 10 4

is the registered holder of
fully paid and non-assessable Common Shares in the capital of

SCHEDULE "C"

SCHWANBERG INTERNATIONAL INCORPORATED

transferable only on the books of the Corporation by the holder hereof in person or by Attorney, upon surrender of this Certificate properly endorsed.

This Certificate is not valid until countersigned and registered by the Transfer Agent and Registrar of the Corporation.

IN WITNESS WHEREOF the Corporation has caused this Certificate to be signed by the facsimile signatures of its duly authorized officers.

DATED:

President

COUNTERSIGNED AND REGISTERED
MONTREAL TRUST COMPANY OF CANADA
TRANSFER AGENT AND REGISTRAR

CALGARY, ALBERTA

Secretary

BY

03 APR -5 PM 7:21

The ... the principal office of Montreal Trust Company of Canada in Calgary, Alberta.

PRINTED IN CANADA

BRITISH AMERICAN BANK NOTE INC.

25

Computershare

CERTIFICATION

SCHWANBERG INTERNATIONAL INCORPORATIED
COMMON
HOLDERS LIST AS AT FEBRUARY 14, 2003

WE HEREBY CERTIFY THAT THE ATTACHED DOCUMENT IS A TRUE AND CORRECT LIST OF HOLDERS OF THE SECURITIES OF THE ABOVE NAMED COMPANY AND CLASS AS SHOWN ON THE RECORDS MAINTAINED BY COMPUTERSHARE AS AT THE CLOSE OF BUSINESS ON THE DATE INDICATED ABOVE.

CERTIFIED BY : MITA D. GARCIA

DATE : FEBRUARY 17, 2003

03 APR -9 AM 7:21

COMPANY : COMPUTERSHARE TRUST COMPANY OF CANADA

DATE: February 17, 2003

DER ID	CLS REG	BALANCE	HOLDER ID	CLS REG	BALANCE
00000019 230 ALBERTA INC LAKE AVE BOX 58 VERTON BC V0G 2B0	C01 CCA BALANCE	511000.000000 511000.000000 *	C0000000035 LAYNE A ARTHUR 19 COACH MANOR RISE NW CALGARY AB T3H 1C5	C01 CCA BALANCE	525000.000000 525000.000000 *
000000019 S & CO I ACCOUNT THE ESPLANADE BOX 1038 STN A RONTO ON M5W 1G5	C01 BCA BALANCE	4364058.000000 4364058.000000 *	C0000000060 CENTEC FINANCING CORPORATION 600-250 6 AVE SW CALGARY AB T2P 3H7	C01 CCA BALANCE	11000.000000 11000.000000 *
0000000086 HRIS LATTO CONTRACTING LTD 13 6TH ST ILVERTON BC V0G 2B0	C01 CCA BALANCE	800000.000000 800000.000000 *	C0000000108 CONCORD CAPITAL CORPORATION 7 PRINCE ST CITY BELIZE BELIZE	C01 CCA BALANCE	570589.000000 570589.000000 *
C0000000116 BRUCE COTTINGHAM 504 BELLEVUE ST NEW DENVER BC V0G 1S0	C01 CCA BALANCE	133334.000000 133334.000000 *	C0000000141 BURKHARD FRANZ BOX 58 620 LAKE AVE SILVERTON BC V0G 2B0	C01 CCA BALANCE	800000.000000 800000.000000 *
C0000000167 SAVI FRANZ BOX 58 SILVERTON BC V0G 2B0	C01 CCA BALANCE	850000.000000 850000.000000 *	C0000000159 SAVITRI FRANZ PO BOX 58 SILVERTON BC V0G 2B0	C01 CCA BALANCE	116667.000000 116667.000000 *
C0000000191 EDWARD C KOZOWY 6015 SIGNAL RIDGE HEIGHTS NW CALGARY AB T3H 2N8	C01 CCA BALANCE	350000.000000 350000.000000 *	C0000000205 DOLLY LATCHMAN 22 NEW COLONIAL ROAD BARRACKPORE TRINIDAD WI	C01 CCA BALANCE	800000.000000 800000.000000 *
C0000000213 MARTIN & ASSOCIATES 21FL-1066 HASTINGS ST W VANCOUVER BC V6E 3X2	C01 CCA BALANCE	110207.000000 110207.000000 *	C0000000124 RAYMOND JAMES LTD TR PAUL FANG RRSP A/C 15116S5 2100-1066 HASTINGS ST W VANCOUVER BC V6E 3X1	C01 CCA BALANCE	83333.000000 83333.000000 *
C0000000230 REXCO 900-609 GRANVILLE ST PO BOX 10341 VAN LCD PACIFIC CENTRE VANCOUVER BC V7Y 1H4	C01 CCA BALANCE	802500.000000 802500.000000 *	C0000000248 REXCO 900-609 GRANVILLE ST PO BOX 10341 VAN LCD PACIFIC CENTRE VANCOUVER BC V7Y 1H4	C01 CCA BALANCE	500000.000000 500000.000000 *
C0000000264 TANGLEY INTERNATIONAL LIMITED TANGLEY HOUSE TANGLEY LANE WORDLESON SURREY GU3 3JZ UNITED KINGDOM	C01 CCA BALANCE	5500.000000 5500.000000 *	C0000000281 JACQUELINE A THIELE 6015 SIGNAL RIDGE HEIGHTS NW CALGARY AB T3H 2N8	C01 CCA BALANCE	175000.000000 175000.000000 *

** 710230 ALBERTAINC

OLDER ID	CLS REG	BALANCE	HOLDER ID	CLS REG	BALANCE
0000000299 ARY WHITE OX 323 EW DENVER BC V0G 1S0	C01 CCA BALANCE	8334.000000 8334.000000 *	C0000000094 ALISTAIR CLARK-WILSON HILL HOUSE SORBY PORT ERIN UNITED KINGDOM	C01 CCA BALANCE	190196.000000 190196.000000 *

****
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RUN:0051 DATE:14/02/2003 *** SCHWANBERG INTERNATIONAL INCORPORATED *** [CLRTOT 01:02 15/02/2003 PAGE: 1]
SCHWANBERG INTERNATIONAL INCORPORATED/SCHQ CIV/COMPUTERSHARE INV SERVICES (VANCOUVER)

			------ HOLDERS ------			------ CERTS ------			
CLS	REG	CATEGORY	CURRENT	NIL BAL	SHELL	CURRENT	NIL BAL	UNITS	MONEY
COMMON									
C01	BCA	CDS	1	0		1	0	4,364,058.000000	
	CCA	Issued Cap	19	0		32	2	7,342,660.000000	
C01	***	************	20	0		33	2	11,706,718.000000	
GRAND TOTALS			20	0	0	33	2	11,706,718.000000	

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26

This is a form of a material change report required under Section 85(1) of the *Securities Act.*

FORM 27
Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: Every report required to be filed under section 85(1) of the Act shall be sent to the Commission in an envelope addressed to the Commission and marked "Continuous Disclosure".

NOTE: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND EVERYTHING THAT IS REQUIRED TO BE FILED SHALL BE PLACED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1. Reporting Issuer

Schwanberg International Incorporated (the "Issuer")
Box 267
New Denver, British Columbia V0G 1S0
Telephone: (250) 358-2851

Item 2. Date of Material Change

May 1, 2001

Item 3. Press Release

A press release was issued in New Denver, British Columbia on May 7th, 2001 and was disseminated through Stockwatch, and Market News and copies were filed with the Canadian Venture Exchange, the British Columbia Securities Commission, and the Alberta Securities Commission.

Item 4. Summary of Material Change

Proposed takeover of Computer Pundits Inc. and agreement signed in principle with Raymond James to act as the company's agent and sponsor in connection with the Offering of the proposed acquisition of CPI.

Item 5. Full Description of Material Change

See Schedule A

See Schedule B

Item 6. **Reliance on Section 85(2) of the Act**

Not applicable.

Item 7. **Omitted Information**

Not applicable.

Item 8. **Senior Officers**

The Senior Officer of the Issuer who is knowledgeable about the material change and the report is Savi Franz, Controller, (250) 358-2851.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

Dated this 07th day of May, 2001

SCHWANBERG INTERNATIONAL INCORPORATED

By: *"Burkhard Franz"*

President & Director
(Official Capacity)

Burkhard Franz
(Please print here name of individual whose signature appears above.)

This is a form of a material change report required under Section 85(1) of the *Securities Act.*

FORM 27
Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: Every report required to be filed under section 85(1) of the Act shall be sent to the Commission in an envelope addressed to the Commission and marked "Continuous Disclosure".

NOTE: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND EVERYTHING THAT IS REQUIRED TO BE FILED SHALL BE PLACED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1. **Reporting Issuer**

Schwanberg International Incorporated (the "Issuer")
Box 267
New Denver, British Columbia V0G 1S0
Telephone: (250) 358-2851

Item 2. **Date of Material Change**

May 31, 2001

Item 3. **Press Release**

A press release was issued in New Denver, British Columbia on June 4th, 2001 and was disseminated through Stockwatch, and Market News and copies were filed with the Canadian Venture Exchange, the British Columbia Securities Commission, and the Alberta Securities Commission.

Item 4. **Summary of Material Change**

Sale Purchase Agreement signed to sell remaining oil & gas interests wholly owned subsidiaary holds for $120,000 cash. $75,000 loan advance to Computer Pundits Inc relating to proposed reverse takeover and Share Purchase Agreement.

Item 5. **Full Description of Material Change**

See Schedule A

Item 6. **Reliance on Section 85(2) of the Act**

Not applicable.

Item 7. **Omitted Information**

Not applicable.

Item 8. **Senior Officers**

The Senior Officer of the Issuer who is knowledgeable about the material change and the report is Savi Franz, Controller, (250) 358-2851.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

Dated this 05th day of June, 2001

SCHWANBERG INTERNATIONAL INCORPORATED

By: *"Burkhard Franz"*

President & Director
(Official Capacity)

Burkhard Franz
(Please print here name of individual whose signature appears above.)

This is a form of a material change report required under Section 85(1) of the *Securities Act.*

FORM 27
Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: Every report required to be filed under section 85(1) of the Act shall be sent to the Commission in an envelope addressed to the Commission and marked "Continuous Disclosure".

NOTE: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND EVERYTHING THAT IS REQUIRED TO BE FILED SHALL BE PLACED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1. Reporting Issuer

Schwanberg International Incorporated (the "Issuer")
Box 267
New Denver, British Columbia V0G 1S0
Telephone: (250) 358-2851

Item 2. Date of Material Change

July 25, 2001

Item 3. Press Release

A press release was issued in New Denver, British Columbia on June 4th, 2001 and was disseminated through Stockwatch, and Market News and copies were filed with the Canadian Venture Exchange, the British Columbia Securities Commission, and the Alberta Securities Commission.

Item 4. Summary of Material Change

Closing of sale of remaining oil & gas interests of its wholly owned subsidiaary for gross proceeds of $120,000 CDN cash.
Receipt of $185,000US from SiteComp pursuant to settlement agreement signed on March 9th, 2001.

Item 5. Full Description of Material Change

See Schedule A

Item 6. **Reliance on Section 85(2) of the Act**

Not applicable.

Item 7. **Omitted Information**

Not applicable.

Item 8. **Senior Officers**

The Senior Officer of the Issuer who is knowledgeable about the material change and the report is Savi Franz, Controller, (250) 358-2851.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

Dated this 25th day of July, 2001

SCHWANBERG INTERNATIONAL INCORPORATED

By: *"Burkhard Franz"*

President & Director
(Official Capacity)

Burkhard Franz
(Please print here name of individual whose signature appears above.)

This is a form of a material change report required under Section 85(1) of the *Securities Act.*

FORM 27
Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: Every report required to be filed under section 85(1) of the Act shall be sent to the Commission in an envelope addressed to the Commission and marked "Continuous Disclosure".

NOTE: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND EVERYTHING THAT IS REQUIRED TO BE FILED SHALL BE PLACED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1. Reporting Issuer

Schwanberg International Incorporated (the "Issuer")
Box 267
New Denver, British Columbia V0G 1S0
Telephone: (250) 358-2851

Item 2. Date of Material Change

April 12, 2002

Item 3. Press Release

A press release was issued in New Denver, British Columbia on April 12, 2002 and was disseminated through Stockwatch and Market News and copies were filed with the Canadian Venture Exchange, the British Columbia Securities Commission, and the Alberta Securities Commission.

Item 4. Summary of Material Change

Private Placement

The Issuer has completed the private placement of 2,000,000 common shares at the price of $0.05 per share for total gross proceeds of $100,000.

Item 5. Full Description of Material Change

Private Placement

On April 12, 2000, the Issuer completed the private placement of 2,000,000 common share at the price of $0.05 per common share for total gross proceeds of $100,000. There were two arm's length subscribers to the private placement. The Issuer intends to use the proceeds

of the private placement for general working capital.

Item 6. **Reliance on Section 85(2) of the Act**

Not applicable.

Item 7. **Omitted Information**

Not applicable.

Item 8. **Senior Officers**

The Senior Officer of the Issuer who is knowledgeable about the material change and the report is Burkhard Franz, President (250) 358-2851.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

Dated this 12nd day of April, 2002

SCHWANBERG INTERNATIONAL INCORPORATED

By: *"Burkhard Franz"*

Director
(Official Capacity)

Burkhard Franz
(Please print here name of individual whose signature appears above.)

This is a form of a material change report required under Section 85(1) of the *Securities Act.*

FORM 27
Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: Every report required to be filed under section 85(1) of the Act shall be sent to the Commission in an envelope addressed to the Commission and marked "Continuous Disclosure".

NOTE: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND EVERYTHING THAT IS REQUIRED TO BE FILED SHALL BE PLACED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1. **Reporting Issuer**

SCHWANBERG INTERNATIONAL INCORPORATED (the "Issuer")
P.O. Box 58, 620 Lake Avenue, Silverton, British Columbia, V0G 2B0
Telephone: (250) 358-2851

Item 2. **Date of Material Change**

September 27, 2002

Item 3. **Press Release**

A press release was issued in Silverton, British Columbia on September 27, 2002 and was disseminated through Stockwatch, and Market News and copies were filed with the TSX Venture Exchange and the British Columbia and Alberta Securities Commissions.

Item 4. **Summary of Material Change**

The issuer has completed part of a private placement of 650,000 common shares at the price of $0.10 per share for total gross proceeds of $65,000.

Item 5. **Full Description of Material Change**

Private Placement

On September27, 2002 the Issuer completed the private placement of 650,000 common share at a price of $0.10 per share for total gross proceeds of $65,000. The subscriber to the private placement is Savi Franz. The issuer intends to use the proceeds of the private placement for general working capital. The TSX Venture Exchange has accepted the documents filed.

Item 6. **Reliance on Section 85(2) of the Act**

Not applicable.

Item 7. **Omitted Information**

Not applicable.

Item 8. **Senior Officers**

The Senior Officer of the Issuer who is knowledgeable about the material change and the report is Burkhard Franz, President (250) 358-2851.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

Dated this 27h day of September, 2002.

SCHWANBERG INTERNATIONAL INCORPORATED

By:"Burkhard Franz"

Director
(Official Capacity)

Burkhard Franz
(Please print here name of individual whose signature appears above.)

This is a form of a material change report required under Section 85(1) of the *Securities Act.*

FORM 27
Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: Every report required to be filed under section 85(1) of the Act shall be sent to the Commission in an envelope addressed to the Commission and marked "Continuous Disclosure".

NOTE: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND EVERYTHING THAT IS REQUIRED TO BE FILED SHALL BE PLACED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1. Reporting Issuer

SCHWANBERG INTERNATIONAL INCORPORATED (the "Issuer")
P.O. Box 58, 620 Lake Avenue, Silverton, British Columbia, V0G 2B0
Telephone: (250) 358-2851

Item 2. Date of Material Change

September 30, 2002

Item 3. Press Release

A press release was issued in Silverton, British Columbia on September 30, 2002 and was disseminated through Stockwatch, and Market News and copies were filed with the TSX Venture Exchange and the British Columbia and Alberta Securities Commissions.

Item 4. Summary of Material Change

The issuer has completed has completed the purchase of all the issued and outstanding shares of Lanex Resources Inc. and Macroplus Energy Inc. of Alberta. Adjusted purchase price is $653,930.

Item 5. **Full Description of Material Change**

Acquisition of Shares of Lanex Resources and Macroplus Energy Inc.

On September 30, 2002 the Issuer completed the purchase of all the issued and outstanding shares of Lanex Resources Inc. and Macroplus Inc. of Alberta. The Company paid an adjusted purchase price of $653,930 consisting of $583,930 in cash and issued 700,000 shares of the Company's stock at a deemed price of $0.10 per share to the vendors. The acquisition was financed by a combination of bank debt and cash from the Company's treasury. The Company received conditional approval from the TSX Venture Exchange on September 30, 2002 for this acquisition. In conjunction with the closing of the transaction, The Company granted options to acquire 250,000 common shares of the Company to a member of the management of Lanex who will continue to assist Schwanberg with the management of its oil and gas properties. The options are exercisable at a price of $0.10 per share for a period of 2 years. The rest of the private placement of 350,000 shares to two placees was closed on October 1, 2002. The original private placement closed prior to the closing of the acquisition on September 30, 2002.

The main asset of Lanex includes its oil and gas interests in the Garrington area, Alberta. An engineering report preparedly Sproule Associates Limited of Calgary with an effective date of July 1, 2002 evaluates Lanex petroleum and natural gas reserves at $692,000 proved producing and $713,000 proved plus probable at a discount rate of 10% (escalated prices). At constant prices proved producing is $704,000 proved plus risked probable is $728,000 at a discount rate of 10%. Lanex net production is 37 boed.

Item 6. **Reliance on Section 85(2) of the Act**

Not applicable.

Item 7. **Omitted Information**

Not applicable.

Item 8. **Senior Officers**

The Senior Officer of the Issuer who is knowledgeable about the material change and the report is Burkhard Franz, President (250) 358-2851.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

Dated this 30th day of September 2002.

SCHWANBERG INTERNATIONAL INCORPORATED

By:"Burkhard Franz"

Director
(Official Capacity)

Burkhard Franz
(Please print here name of individual whose signature appears above.)

(27)

SCHWANBERG INTERNATIONAL INCORPORATED
Box 267
New Denver, British Columbia V0G 1S0
Tel: (250) 358-2851
Fax: (250) 358-2808

January 15, 2002

Trading Symbol: SCH

NEWS RELEASE

Mr Burkhard Franz reports:

Schwanberg International Incorporated (the "Company" or "SCH") announces that the Share Purchase Agreement between the Company and Computer Pundits Inc. has expired. The Company requested an extension subject to changes to the agreement to reflect current market economic conditions and shareholders value in the agreement. So far an agreement has not been forthcoming. The Corporation is seeking reinstatement of trading of its shares on the Canadian Venture Exchange.

BY THE ORDER OF THE BOARD OF DIRECTORS

"Burkhard Franz"
Burkhard Franz, President & Director

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

SCHWANBERG INTERNATIONAL INCORPORATED
Box 267
New Denver, British Columbia V0G 1S0
Tel: (250) 358-2851
Fax: (250) 358-2808

January 21, 2002 Trading Symbol: SCH

NEWS RELEASE

Mr Burkhard Franz reports:

Schwanberg International Incorporated (the "Company" or "SCH") announces that the Agreement between the Company and Computer Pundits has expired on January 3 and is now terminated. The Company's lawyer has requested immediate payment of $9,267.50 US incurred in connection with the Agreement and has also demanded payment of $75,000 US that is owed pursuant to the Demand Promissory Note dated March 30, 2001 signed by Computer Pundits Inc. Pursuant to the terms of the Note, the $75,000 is due and payable 120 days after the date the letter was written. The letter was written on January 17, 2002. The security of the Note will be released when the Note is paid in full.

The Company proposes to settle debts with a creditor Martin & Associates in the amount of $29,031. The Company will issue a total of 193,540 shares at a deemed price of $0.15 per share. The issuance is subject to regulatory approval from the Canadian Venture Exchange.

BY THE ORDER OF THE BOARD OF DIRECTORS

"Burkhard Franz"
Burkhard Franz, President & Director

SCHWANBERG INTERNATIONAL INCORPORATED
Box 267
New Denver, British Columbia V0G 1S0
Tel: (250) 358-2851
Fax: (250) 358-2808

February11, 2002 Trading Symbol: SCH

NEWS RELEASE

Mr Burkhard Franz reports:

Schwanberg International Incorporated (the "Company" or "SCH") announces that The Canadian Venture Exchange has accepted for filing the Company's proposal to issue 193,540 shares to settle outstanding debt for $29,031 to Martin & Associates. The Company confirms the shares have been issued and the debt is extinguished.

BY THE ORDER OF THE BOARD OF DIRECTORS

"Burkhard Franz"
Burkhard Franz, President & Director

SCHWANBERG INTERNATIONAL INCORPORATED
Box 267
New Denver, British Columbia V0G 1S0
Tel: (250) 358-2851
Fax: (250) 358-2808

April 2, 2002 Trading Symbol: SCH

NEWS RELEASE

Mr Burkhard Franz reports:

The Company is arranging a financing for $100,000 by way of a private placement in relation to the Bulletin issued by CDNX in October 31, 2001 under Appendix B. The Company has agreed to sell 2,000,000 Common shares to several investors at a price of $0.05 per common share for total proceeds of $100,000. Burkhard Franz and Savi Franz are each purchasing 200,000 common shares. All the shares issued will be subject to a one year hold period from the date of approval by the Canadian Venture Exchange. The Company intends to use the proceeds from the private placement for working capital. The private placement is subject to approval by the Canadian Venture Exchange.

BY THE ORDER OF THE BOARD OF DIRECTORS

"Burkhard Franz"
Burkhard Franz, President & Director

SCHWANBERG INTERNATIONAL INCORPORATED
Box 267
New Denver, British Columbia V0G 1S0
Tel: (250) 358-2851
Fax: (250) 358-2808

April 12, 2002 Trading Symbol: SCH

NEWS RELEASE

Mr Burkhard Franz reports:

Further to the Company's news release of April 2, the Company announces that the private placement of 2,000,000 common shares at a price of $0.05 is closed as of April 12, 2002.The Canadian Venture Exchange conditionally accepted the private placement on April 3, 2002. The subscription proceeds will be held in trust pending receipt of final approval of the private placement from the Exchange.
Burkhard Franz and Savi Franz each purchased 200,000 common shares. All the shares issued will be subject to a one year hold period from the date of approval by the Canadian Venture Exchange. The Company intends to use the proceeds from the private placement for working capital.

The Company has been advised that Burkhard Franz (the "Shareholder"), of Silverton, British Columbia, has acquired and beneficially owns an aggregate 1,383,166 common shares of Schwanberg International Incorporated (the "Company"), representing 17.27% of the issued and outstanding voting securities of the Company as of April 12, 2002. In accordance with the British Columbia and Alberta Securities Acts, the Shareholder has filed a report with the B.C. and Alberta Securities Commissions disclosing his ownership of 10% or more of the Company's issued share capital.

Prior to February 2, 2002, the Shareholder owned 583,166 shares of the Company, which the Shareholder acquired privately and through the facilities of the Canadian Venture Exchange. On February 2, 2002 Burkhard Franz purchased privately 500,000 shares and on April 4 300,000. The current private placement which has been closed and which the Company is waiting on final receipt of approval from the Canadian Venture Exchange will further increase the number of shares of the Company beneficially owned by the Shareholder to 1,583,166.

The Shareholder has advised that there is no agreement, commitment, or understanding, whether formal or informal, between the Shareholder and any other person to acquire shares of the Company or to exercise voting rights attaching to the securities of the Company. The Shareholder's current intention is that the shares of the Company were acquired for investment purposes, but the Shareholder may, from time

to time, reconsider his shareholdings in the Company and may increase or decrease his holdings in the Company.

A copy of the report filed by the Shareholder may be obtained from the Shareholder by calling (250) 358-2851.

BY THE ORDER OF THE BOARD OF DIRECTORS

"Burkhard Franz"
Burkhard Franz, President & Director

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

SCHWANBERG INTERNATIONAL INCORPORATED
Box 267
New Denver, British Columbia V0G 1S0
Tel: (250) 358-2851
Fax: (250) 358-2808

May 24, 2002 Trading Symbol: SCH

NEWS RELEASE

Mr Burkhard Franz reports:

Schwanberg International Incorporated (the "Company" or "SCH") announces that further to the news release made on January 21, 2002 the Agreement between the Company and Computer Pundits expired on January 3 and was terminated. The Company has demanded repayment of the loan of $75,000 US that is owed pursuant to the Demand Promissory Note dated March 30, 2001 signed by Computer Pundits Inc. Pursuant to the terms of the Note, the $75,000 is due and payable 120 days after the date the letter was written. The letter was written on January 17, 2002. The loan has been secured by personal guarantees and Stock Pledge Agreement from both Prashubh Batham and William Howard. 333,333 shares of Computer Pundits common stock owned by William Howard and 666,666 shares owned by Prashubh Batham were delivered to Schwanberg to secure the performance of the two principals under the Note and Guaranty. Under the terms of the Guaranty executed both by Prashubh Batham and William Howard they personally, severally, irrevocably, unconditionally and absolutely guaranteed to Schwanberg the due and prompt payment of the principal and any interest or late charges and all other indebtedness, including costs and attorney's fees, if any on the Note when due.

The Company through its counsel has been in discussions for the repayment of the loan with CPI and its principals Prashubh Batham and William Howard through their legal counsel. The parties did not reach an agreement. Schwanberg has commenced litigation to recover the full sum of $75,000, including the legal fees incurred to enforce the Note plus the interest at 6% from the date the loan was granted. The loan agreements are all subject to US and Minnesota law.

BY THE ORDER OF THE BOARD OF DIRECTORS

"Burkhard Franz"
Burkhard Franz, President & Director

SCHWANBERG INTERNATIONAL INCORPORATED
Box 267
New Denver, British Columbia V0G 1S0
Tel: (250) 358-2851
Fax: (250) 358-2808

July 15, 2002 Trading Symbol: SCH

NEWS RELEASE

Mr Burkhard Franz reports:

The Company has signed a letter agreement on July 8, 2002 with Shiningbank Energy Ltd of Calgary, Alberta to purchase interest in certain properties for a purchase price of $640,000 cash. The assets shall include petroleum and natural gas rights, related tangibles, and any other miscellaneous interests pertaining to the purchase. Closing of the transaction will be August 30, and the effective date of the transaction will be June 1, 2002. A sale/purchase agreement is currently being negotiated and will be signed by August 19, 2002. More detailed information relating to the purchase will be released as soon as they become available.

BY THE ORDER OF THE BOARD OF DIRECTORS

"Burkhard Franz"
Burkhard Franz, President & Director

SCHWANBERG INTERNATIONAL INCORPORATED
Box 267
New Denver, British Columbia V0G 1S0
Tel: (250) 358-2851
Fax: (250) 358-2808

July 30, 2002 Trading Symbol: SCH

NEWS RELEASE

Mr Burkhard Franz reports:

Schwanberg International Incorporated (SCH) has signed a binding Letter Agreement dated July 29, 2002 to purchase all the issued and outstanding shares from the vendors, a private corporation and an Alberta resident. Lanex Resources Inc is involved in the development, operation and production of oil and gas resources in Alberta.

Under the terms of the agreement with the principals of Lanex, the purchase price is $750,000 with an effective date of July 1, 2002. SCH will pay $680,000 in cash and $70,000 will be paid to the principals of Lanex by issuing common shares at a deemed price of $0.10 per share. The issuance of the common shares are subject to all securities legislation and the rules and regulation of the TSX Venture Exchange. The principals shall settle all debts in Lanex and shall keep the balance of the cash in the bank account at closing. The Vendors shall cause Lanex to meet all expenses, liabilities and obligations of Lanex up to the Effective date. SCH shall appoint Edward Kozowy as a director of SCH and retain his services for the management and operation of the oil and gas interests at closing. Mr. Kozowy has 25 years experience in the petroleum industry, and has held a variety of technical and senior management positions with both public and private companies. A management service contract for one year shall be signed at closing. SCH has paid a non-refundable deposit of $5,000 to the solicitors to be held in trust. On completion and execution of a formal Share Purchase Agreement and the due diligence by all parties $20,000 shall be paid. These deposits will be applied against the purchase price at closing.

The main asset of Lanex include its oil and gas interests in the Garrington area, Alberta property. Lanex is the operator of the property. An engineering report prepared by Sproule Associates Limited of Calgary with an effective date of July 1 evaluates Lanex P&NG Reserves at $692,000 proved producing and & $790,000 proved and probable at a discount rate of 10% using Sproule's July 1, 2002 escalating pricing. Lanex's proved reserves as of July 1, 2002 are 88,667 BOE. Lanex's proved producing net production is forecast to average 27 BOED for the last half of 2002 using a 6:1 gas to oil

equivalent. Due to the recent completion of two Cardium oil wells, Lanex's net production is at approximately 37 BOED as of July 15, 2002.

BY THE ORDER OF THE BOARD OF DIRECTORS

"Burkhard Franz"
Burkhard Franz, President & Director

SCHWANBERG INTERNATIONAL INCORPORATED
Box 267
New Denver, British Columbia V0G 1S0
Tel: (250) 358-2851
Fax: (250) 358-2808

July 30, 2002 Trading Symbol: SCH

REVISED

NEWS RELEASE

Mr Burkhard Franz reports:

Schwanberg International Incorporated (SCH) has signed a binding Letter Agreement dated July 29, 2002 to purchase all the issued and outstanding shares of Lanex Resources Inc. from the vendors, a private Alberta corporation and an Alberta resident. Lanex Resources Inc is involved in the development, operation and production of oil and gas resources in Alberta.

Under the terms of the agreement with the principals of Lanex, the purchase price is $750,000 with an effective date of July 1, 2002. SCH will pay $680,000 in cash and $70,000 will be paid to the principals of Lanex by issuing common shares at a deemed price of $0.10 per share. The issuance of the common shares are subject to all securities legislation and the rules and regulation of the TSX Venture Exchange. The principals shall settle all debts in Lanex and shall keep the balance of the cash in the bank account at closing. The Vendors shall cause Lanex to meet all expenses, liabilities and obligations of Lanex up to the Effective date. SCH shall appoint Edward Kozowy as a director of SCH and retain his services for the management and operation of the oil and gas interests at closing. Mr. Kozowy has 25 years experience in the petroleum industry, and has held a variety of technical and senior management positions with both public and private companies. A management service contract for one year shall be signed at closing. SCH has paid a non-refundable deposit of $5,000 to the solicitors to be held in trust. On completion and execution of a formal Share Purchase Agreement and the due diligence by all parties $20,000 shall be paid. These deposits will be applied against the purchase price at closing.

The main asset of Lanex include its oil and gas interests in the Garrington area, property in Alberta Lanex is the operator of the property. An engineering report prepared by Sproule Associates Limited of Calgary with an effective date of July 1 evaluates Lanex P&NG Reserves at $692,000 proved producing and & $790,000 proved and probable at a discount rate of 10% using Sproule's July 1, 2002 escalating pricing. Lanex's proved reserves as of July 1, 2002 are 88,667 BOE. Lanex's proved

producing net production is forecast to average 27 BOED for the last half of 2002 using a 6:1 gas to oil equivalent. Due to the recent completion of two Cardium oil wells, Lanex's net production is at approximately 37 BOED as of July 15, 2002.

BY THE ORDER OF THE BOARD OF DIRECTORS

"Burkhard Franz"
Burkhard Franz, President & Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

SCHWANBERG INTERNATIONAL INCORPORATED
Box 267
New Denver, British Columbia V0G 1S0
Tel: (250) 358-2851
Fax: (250) 358-2808

August 12, 2002 Trading Symbol: SCH

NEWS RELEASE

Mr Burkhard Franz reports:

Further to the news release on July 15, the company has today terminated the agreement with Shiningbank Energy Ltd to purchase certain properties for a purchase price of $640,000. The Company is pursuing the purchase of all the outstanding shares of Lanex Resources Inc. of Alberta for $750,000 as announced in a news release dated July 30, 2002 and shall file draft documents with the TSX Venture Exchange by Friday 15th, 2002 for review and conditional approval.

BY THE ORDER OF THE BOARD OF DIRECTORS

"Burkhard Franz"
Burkhard Franz, President & Director

SCHWANBERG INTERNATIONAL INCORPORATED
Box 267
New Denver, British Columbia V0G 1S0
Tel: (250) 358-2851
Fax: (250) 358-2808

September 3, 2002 Trading Symbol: SCH

NEWS RELEASE

Mr Burkhard Franz reports:

Further to the Company's news release dated July 30th, 2002 the Company is pleased to announce that it has signed a Share Purchase Agreement with all the principals of Lanex Resources Inc. and Macroplus Energy Inc. to purchase all the issued and outstanding shares of both corporations for a total price of $750,000 with an effective date of July 1, 2002.

Under the terms of the Agreement with the principals of Lanex Resources Inc. and Macroplus Energy Inc. SCH will pay $680,000 in cash and will issue 700,000 common shares of the Corporation at a deemed price of $0.10 per share. The common shares will be subject to a four months hold period. The issuance of the common shares will be subject to the rules and regulation of the TSX Venture Exchange and all securities regulations. At Closing the Company has agreed with the vendors to an adjusted purchase price to account for transactions which relate prior to the effective date but which can be only settled by an adjustment of the purchase price and may reflect as a liability or asset in the closing list of balances to be taken over by Schwanberg. Also at closing Schwanberg will enter into a Management Agreement with PNG Consultants Ltd. for the services of E.C. Kozowy for one year. Mr Kozowy has 25 years experience in the petroleum industry and has held a variety of technical and senior management positions with both public and private companies. Mr Kozowy is currently the President of Lanex Resources Inc.

The main asset of Lanex includes its oil and gas interests in the Garrington area, Alberta. An engineering report prepared by Sproule Associates Limited of Calgary with an effective date of July 1, 2002 evaluates Lanex petroleum and natural gas reserves at $692,000 proved producing and $790,000 proved plus probable at a discount rate of 10 per cent. With the recent completion of two Cardium oil wells, Lanex's net production is at approximately 37 boed as of July 15, 2002.

The Corporation has signed a letter of commitment with the Alberta Treasury Branch for a revolving line of credit of $325,000 priced at 1.5% above prime to assist in the

purchase of the shares of both Corporations. SCH shall provide more details as to the security required to secure the loan in a later news release.

Schwanberg has filed all the appropriate documents with the Exchange and is currently waiting on conditional approval of the transaction. Closing of the transaction is September 30, 2002.

BY THE ORDER OF THE BOARD OF DIRECTORS

"Burkhard Franz"
Burkhard Franz, President & Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

SCHWANBERG INTERNATIONAL INCORPORATED
Box 267
New Denver, British Columbia V0G 1S0
Tel: (250) 358-2851
Fax: (250) 358-2808

September 6, 2002 Trading Symbol: SCH

NEWS RELEASE

Mr Burkhard Franz reports:

Further to the Company's news release made on September 3, 2002 regarding the proposed purchase of the all the issued and outstanding shares of Lanex Resources Inc. and Macroplus Energy Inc. the Company announces that the P &NG reserves as reported in the news release was discounted at 10% at escalating prices as at July 1, 2002. In order to comply with the exchange requirements the Company further reports that the P& NG reserves discounted at 15% with escalating prices have been assigned a value of $601,000 proved producing and $648,000 proved plus risked probable. The probable reserve values have been risked at 50%. Lanex's net after royalty proved reserves have been evaluated by Sproule as 69,500 BOE using a gas equivalent of 6:1, while the established reserves (proved plus one-half probable) are 73,700 BOE. The proved reserves comprise of approximately 63% natural gas and 37% oil and NGL's

As reported in the news release that Lanex's net production is approximately 37 boed as of July 15, 2002 due to the recent completion of the two new Cardium oil wells, the company would like to clarify that according to the engineering report prepared by Sproule Associates Limited of Calgary, Lanex's net production is 30.4 boed.

BY THE ORDER OF THE BOARD OF DIRECTORS

"Burkhard Franz"
Burkhard Franz, President & Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy of this news release.

SCHWANBERG INTERNATIONAL INCORPORATED
Box 267
New Denver, British Columbia V0G 1S0
Tel: (250) 358-2851
Fax: (250) 358-2808

September 27, 2002 Trading Symbol: SCH

NEWS RELEASE

Mr Burkhard Franz reports:

The Company announces the closing of the private placement of 650,000 common shares at $0.10 per share to Savi Franz relating to the news release of the Company announced on September 5 and subsequent news release made by the TSX Venture Exchange on September 26th, 2002

The hold period will be four months instead of one year as previously announced in the September 5 news release. The Company has filed an AIF on September 25, 2002. The financing is done to meet the tier 2 tier maintenance requirements at closing of the acquisition of Lannex Resources Inc. and Macroplus Energy Inc. on September 30, 2002. The funds will be used for general working capital. The TSX Venture Exchange has accepted the documents filed by the Company.

BY THE ORDER OF THE BOARD OF DIRECTORS

"Burkhard Franz"
Burkhard Franz, President & Director

SCHWANBERG INTERNATIONAL INCORPORATED
Box 267
New Denver, British Columbia V0G 1S0
Tel: (250) 358-2851
Fax: (250) 358-2808

September 30, 2002 Trading Symbol: SCH

NEWS RELEASE

Mr Burkhard Franz reports:

Schwanberg announces that the Company has completed the purchase of all the issued and outstanding shares of Lanex Resources Inc. and Macroplus Energy Inc of Alberta. The Company paid an adjusted purchase price of $653,930 consisting of $583,930 in cash and issued 700,000 shares of the Company's stock at a deemed price of $0.10 per share to the vendors. The acquisition was financed by a combination of bank debt and cash from the Company's treasury. The Company received conditional approval from the TSX Venture Exchange on September 30, 2002 for this acquisition.

The main asset of Lanex includes its oil and gas interests in the Garrington area, Alberta. An engineering report prepared by Sproule Associates Limited of Calgary with an effective date of July 1, 2002 evaluates Lanex petroleum and natural gas reserves at $692,000 proved producing and $713,000 proved plus probable at a discount rate of 10%(escalated prices). At constant prices proved producing is $704,000 proved plus probable producing is $728,000 at a discount rate of 10%. Lanex net production is 37 boed..

The Company intends to focus on exploration and development of its interest in the Garrington area and has identified targets to commence soon.

BY THE ORDER OF THE BOARD OF DIRECTORS

"Burkhard Franz"
Burkhard Franz, President & Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy of this news release.

SCHWANBERG INTERNATIONAL INCORPORATED
Box 267
New Denver, British Columbia, V0G 1S0
Tel: (250) 358-2851
Fax: (250) 358-2808

September 30, 2002 Trading Symbol: SCH

NEWS RELEASE

Mr. Burkhard Franz reports:

Schwanberg announces that the Company has completed the purchase of all the issued and outstanding shares of Lanex Resources Inc. and Macroplus Energy Inc. of Alberta. The Company paid an adjusted purchase price of $653,930 consisting of $583,930 in cash and issued 700,000 shares of the Company's stock at a deemed price of $0.10 per share to the vendors. The acquisition was financed by a combination of bank debt and cash from the Company's treasury. The Company received conditional approval from the TSX Venture Exchange on September 30, 2002 for this acquisition. In conjunction with the closing of the transaction, the Company is granting options to acquire up to 250,000 common shares of the Company to a former member of the management of Lanex who will continue to assist Schwanberg with the management of its oil and gas properties. The options are exercisable at a price of $0.10 per share for a period of 2 years.

The main asset of Lanex includes its oil and gas interests in the Garrington area, Alberta. An engineering report prepared by Sproule Associates Limited of Calgary with an effective date of July 1, 2002 evaluates Lanex petroleum and natural gas reserves at $692,000 proved producing and $713,000 proved plus risked probable at a discount rate of 10% (escalated prices). At constant prices proved producing is $704,000 proved plus risked probable is $728,000 at a discount rate of 10%. Lanex net production is 37 boed.

The Company intends to focus on exploration and development of its interest in the Garrington area and has identified drilling and recompletion targets to commence soon.

The Company announces the closing of the rest of the private placement of 350,000 shares to two placees. The original private placement was 1,000,000 shares at $0.10 per share. 650,000 shares of the private placement closed prior to the closing of the acquisition on September 30, 2002.

BY THE ORDER OF THE BOARD OF DIRECTORS

"Burkhard Franz"
Burkhard Franz, President & Director

SCHWANBERG INTERNATIONAL INCORPORATED
Box 267
New Denver, British Columbia V0G 1S0
Tel: (250) 358-2851
Fax: (250) 358-2808

November 08, 2002 Trading Symbol: SCH

NEWS RELEASE

Mr Burkhard Franz reports:

Schwanberg announces that the Company signed a binding Letter of Intent dated November 6th, 2002 to purchase 40% of the interest in the Garrington area from the Strikewell Capital Corporation, Vancouver, B.C. The Company through its recent acquisition of Lanex Resources Inc. already holds 10% interest and the acquisition will bring the Company's interest to 50%.

Under the terms of the agreement with the principals of Strikewell Capital Corporation, the purchase price is $975,000 with an effective date of July 1, 2002. SCH will pay $625,000 in cash, issue a non-convertible debenture from SCH in favour of Strikewell at Closing and issue 500,000 common shares with a hold period of four months. The issuance of the common shares are subject to all securities legislation and the rules and regulation of the TSX Venture Exchange. The Terms of the Debenture will be a Fixed Charge Debenture, second in priority only to bank security in place at date of issuance of the Debenture with an Interest rate of 8% per annum payable quarterly, in arrears. The Debenture principal shall be paid 50% of principal on or before the first anniversary of the issuance and the outstanding balance on or before the second anniversary of the date of issuance. Until repayment in full, the debenture holder shall have a 30 day right of first refusal on the disposition of any assets of SCH.

An engineering report prepared by Sproule Associates Limited of Calgary with an effective date of July 1 evaluates 40% interests of Strikewell Capital Corporation P&NG Reserves at $0000 proved producing and $0000 proved probable at a discount rate of 10% using Sproule's July 1, 2002 escalating pricing. Strikewell proved reserves as of July 1,2002 for the 40% interest are 00000 BOE. Strikewell's proved net production is forecast to average 00000 BOED for the last half of 2002 using a 6:1 gas to oil equivalent. The completion of the acquisition interest will bring Schwanberg's net production to be a total of 00000 BOED as of July 15, 2002.

Closing of the transaction shall be December 12, 2002 or two business days after TSX Venture Exchange has given conditional approval to the issuance of the shares which form part of the consideration for the transactions contemplated or following the third business day following the date on which all preferential, pre-emptive or first purchase rights of third parties which become operative by the execution of the Sale Agreement or the transaction contemplated shall have been exercised, waived or expired.

BY THE ORDER OF THE BOARD OF DIRECTORS

"Burkhard Franz"
Burkhard Franz, President & Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy of this news release.

SCHWANBERG INTERNATIONAL INCORPORATED
Box 267
New Denver, British Columbia V0G 1S0
Tel: (250) 358-2851
Fax: (250) 358-2808

January 3, 2003 Trading Symbol: SCH

NEWS RELEASE

Mr Burkhard Franz reports:

The Company announces that through its wholly owned subsidiary Lanex Resources Inc. it has completed the drilling on the two well development program at the Garrington, Alberta. Lanex is the operator and has a ten percent interest in the two wells. The previously suspended 14-23-34-3W5 Viking well was re-stimulated and is now producing at 18 bbl/d. The previously suspended Viking oil well at 6-6-35-2W5 was deepened and cased for potential Pekisko and Lower Mannville gas based upon gas shows and open hole log data. Typical Pekisko wells in the area are expected to produce approximately 0.5 to 3 BCF. The completion of the 6-6-35-3W5 well will take place in the next 30 to 60 days, based on service rig availability. Both wells are already tied into Lanex operated compression and treating facilities, thereby relieving Lanex and it's partners of further capital obligations to bring wells on-stream.

BY THE ORDER OF THE BOARD OF DIRECTORS

"Burkhard Franz"
Burkhard Franz, President & Director

SCHWANBERG INTERNATIONAL INCORPORATED
1300, 510 5th Street SW
Calgary, Alberta
T2P 3S2

March 18, 2003 Trading Symbol: SCH

NEWS RELEASE **Amended**

Mr Burkhard Franz reports:

The Company announces that through its wholly owned subsidiary Lanex Resources Inc. of Calgary, it has completed the drilling and completion of 6-6-35-2W5 well at the Garrington, Alberta. Lanex is the operator and has a ten per cent interest in the well. The previously suspended Viking oil well at 6-6-35-2W5 was deepened and cased for potential Pekisko and Lower Mannville gas based upon gas shows and open hole log data. The well was completed in the Pekisko Formation. The 6-6-35-2W5 well is on a pump at an initial unstabilized rate of 412 BOPD and a gas oil ratio of 640,000 standard cubic feet per barrel. The initial production rates and future projections will be further evaluated and presented upon the completion of a of a 30-45 day inline production test.

BY ORDER OF THE BOARD OF DIRECTORS

"Burkhard Franz"
Burkhard Franz, President and Director

SCHWANBERG INTERNATIONAL INCORPORATED

NEWS RELEASE

DATE: March 24, 2003

For Immediate Release:

Schwanberg Appoints New President, Announces Directors, Grants Options

Calgary, Alberta -- Mr. Burkhard Franz, Chairman of the Board of Directors of Schwanberg International Incorporated (TSX Venture: SCH), announces the following matters arising as a result of the annual and special meeting of the shareholders of the Corporation held on Friday, March 21, 2003:

Appointment of Officers

John A. Murdoch of Calgary has been appointed President and Chief Executive Officer of the Corporation; he is also a director. Burkhard Franz, who served for a number of years as President of the Company, continues as a director and Chairman of the Board. Ms. Savi Franz, a director and the controller of the Corporation, was appointed Chief Financial Officer of Schwanberg, and Mr. Brent Walter, a solicitor and newly elected director of the Corporation, was appointed as Corporate Secretary.

The shareholders of the Corporation approved an Option Plan for directors, officers, employees and consultants of Schwanberg International. Accordingly, the Board of Directors granted options entitling directors and officers to acquire up to one million common shares of Schwanberg at an exercise price of $0.10 per share, exercisable for a period of up to five years, all in accordance with the provisions of the Option Plan and subject to regulatory approval.

Schwanberg International Incorporated is a young public company involved in exploration and development in Western Canada.

Biographical Information

The new President of Schwanberg International, John Murdoch, has over 20 years of experience in increasingly senior management positions within the oil and gas industry, most recently as the Field Operations Manager for the Kazakhstan operations of Hurricane Hydrocarbons Ltd., where he successfully managed approximately 1,000 employees and 700 contractors while increasing Hurricane's production from 100,000 BOE/day to 130,000 BOE/day. Prior thereto, Mr. Murdoch served as Area Superintendent for Encal Energy Ltd., where he supervised production for the 15,000 BOE/day western business unit.

Jerry J. Budziak of Calgary was elected as a new director of the Corporation. An engineer with approximately 30 years of operations experience in the energy industry, Mr. Budziak currently serves as Vice President,of Operations for an International Oil and Gas Company, and has

previously held senior management positions with a number of exploration and production companies, including Apache Canada Ltd., DEKALB Energy Canada Ltd. and BHP Petroleum (Canada) Inc.

Brent J. Walter was elected a director and Corporate Secretary. Mr. Walter resides in Calgary, Alberta and practices as a lawyer with Drummond Phillips & Sevalrud, LLP, where his practice focuses primarily on securities and corporate/commercial matters.

Lorraine K. McVean, a solicitor who resides in Calgary, was elected a director. Since 1999, she has provided legal services to intermediate and senior energy companies on a consulting basis. She previously was the Manager, Legal Services and Assistant Corporate Secretary for Numac Energy Inc. Ms. McVean has a broad range of experience with respect to both business and legal aspects of the oil and gas industry.

Savi Franz of Calgary, Alberta – Ms Franz has previously served as a director and the controller of Schwanberg. She has now been appointed as Chief Financial Officer and director.

Effective immediately the Corporation has changed its address to 1300, 510 – 5th Street, SW, Calgary, Alberta. For further information please contact the Corporation at (403) 261-3634.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.